UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Sociedad Química y Minera de Chile S.A.

Annual Report 2016

2) IDENTIFICATION OF THE ENTITY

2) IDENTIFICATION OF THE ENTITY

2) a) Identification of the Entity: Basic Identification

Company Name: Sociedad Química y Minera de Chile S.A.

Abbreviated Company Name: SQM

Legal Address: El Trovador 4285, Las Condes, Santiago, Chile

Chilean Taxpayer ID: 93.007.000-9

Type of Entity: Open stock corporation

2) b) Identification of the Entity: Legal Constitution

SQM was organized under the laws of the Republic of Chile. The Company was constituted by public deed issued on June 17, 1968 by Mr. Sergio Rodríguez Garcés, Notary Public of Santiago. Its existence was approved by Decree No. 1,164 of June 22, 1968, of the Ministry of Finance, and it was registered on June 29, 1968, in the Business Registry of Santiago, on page 4,537 No. 1,992.

2) c) Identification of the Entity: Contact Information

Corporate Headquarters:

Address: El Trovador 4285, Las Condes, Santiago, Chile

Telephone: +56 2 24252000

Fax: +56 2 24252268

Website: www.sqm.com

To contact our investor relations team:

Gerardo Illanes

Vice President of Finance and Investor Relations

gerardo.illanes@sqm.com

Telephone: +56 2 24252485

Kelly O’Brien

Head of Investor Relations

kelly.obrien@sqm.com

Telephone: +56 2 24252074

Irina Axenova

Investor Relations

irina.axenova@sqm.com

Telephone: +56 2 24252280

3) DESCRIPTION OF BUSINESS ENVIRONMENT

3) DESCRIPTION OF BUSINESS ENVIRONMENT

3) a) Description of Business Environment: Historical Information

Commercial exploitation of the caliche ore deposits in northern Chile began in the 1830s, when sodium nitrate was extracted from the ore for use in the manufacturing of explosives and fertilizers. By the end of the nineteenth century, nitrate production had become the leading industry in Chile, and the country was the world’s leading supplier of nitrates. The accelerated commercial development of synthetic nitrates in the 1920s and the global economic depression in the 1930s caused a serious contraction of the Chilean nitrate business, which did not recover significantly until shortly before the Second World War. After the war, the widespread commercial production of synthetic nitrates resulted in a further contraction of the natural nitrate industry in Chile, which continued to operate at depressed levels into the 1960s.

We were formed in 1968 through a joint venture between Compañía Salitrera Anglo Lautaro S.A. (“Anglo Lautaro”) and the Production Development Corporation (Corporación de Fomento de la Producción or “Corfo”), a Chilean government entity. Three years after our formation, in 1971, Anglo Lautaro sold all of its shares to Corfo, and we were wholly owned by the Chilean Government until 1983. In 1983, Corfo began a process of privatization by selling our shares to the public and subsequently listing such shares on the Santiago Stock Exchange. By 1988, all of our shares were publicly owned. Our Series B ADSs have traded on the NYSE under the ticker symbol “SQM” since 1993. We accessed international capital markets again for the issuance of additional ADSs in 1995 and 1999. On December 21, 2006, two groups of shareholders, the “Pampa Group” (which includes the company Sociedad de Inversiones Pampa Calichera S.A. and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A.) and Kowa Group (which includes the companies Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A and La Esperanza Delaware Corporation) signed a joint agreement and became the controlling group of SQM.

Since our inception, we have produced nitrates and iodine, which are obtained from the caliche ore deposits in northern Chile. In 1985, we began to use heap leaching processes to extract nitrates and iodine, and in 1986 we started to produce potassium nitrate at our Coya Sur facility. Between 1994 and 1999, we invested approximately US$300 million in the development of the Salar de Atacama project in northern Chile, which enabled us to produce potassium chloride, lithium carbonate, potassium sulfate and boric acid.

From 2000 through 2004, we principally consolidated the investments carried out in the preceding five years. We focused on reducing costs and improving efficiencies throughout the organization. In addition, in 2001, we signed a commercial distribution agreement with the Norwegian company Yara International ASA, in order to take advantage of cost synergies in the Specialty Plant Nutrition business line.

Starting in 2005, we began strengthening our leadership position in our core businesses through a combination of capital expenditures and advantageous acquisitions and divestitures. Our acquisitions have included the Kemira Emirates Fertiliser Company (“Kefco”) in Dubai in 2005 and the iodine business of Royal DSM N.V. (“DSM”) in 2006. We also entered into a number of joint ventures, including a joint venture with Migao Corporation (“Migao”), signed in 2008, for the production of potassium nitrate, and SQM VITAS, our joint venture with the French Roullier Group. Pursuant to the latter joint venture, in 2010, we launched a new line of soluble phosphate products, and in 2012 we built new plants for the production of water-soluble fertilizers in Brazil (Candeias), Peru and South Africa (Durban). We have also sold: (i) Fertilizantes Olmeca, our former Mexican subsidiary, in 2006, (ii) our stake in Impronta S.R.L., our former Italian subsidiary, in 2007 and (iii) our former butyllithium plant located in Houston, Texas, in 2008. These sales allowed us to concentrate our efforts on our core products.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

The capital expenditure program has allowed us to add new products to our product lines and increase the production capacity of our existing products. In 2005, we started production of lithium hydroxide at a plant in the Salar del Carmen, near the city of Antofagasta in the north of Chile. In 2007, we completed the construction of a new prilling and granulating plant. In 2011, we completed expansions of our lithium carbonate capacity, achieving 48,000 metric tons of capacity per year. Since 2010, we have continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons per year. In 2013, we completed expansions in the production capacity of our iodine plants in Nueva Victoria. Our capital expenditure program also includes exploration for metallic minerals. Our exploration efforts have led to discoveries that in some cases may result in sales of the discovery and the generation of royalty income in the future. Within this context, in 2013 we sold our royalty rights to the Antucoya mining project to Antofagasta Minerals. In 2013 we also opened a trading office in Thailand.

In 2014, we invested in the development of new extraction sectors and production increases in both nitrates and iodine at Nueva Victoria, reaching an approximate production capacity (including the Iris facility) of 8,500 metric tons per year of iodine at the facility. We also issued a bond in the international capital markets for US$250 million, primarily to refinance existing indebtedness.

In 2015, we focused on increasing the efficiency of our operations. Within this context, we announced a plan to restructure our iodine and nitrate operations. In an effort to take advantage of our highly efficient production facilities at our Nueva Victoria site, we decided to suspend the mining and nitrate operations and reduce iodine production at our Pedro de Valdivia site. During the year, we increased our iodine production capacity at Nueva Victoria to approximately 9,000 metric tons per year.

In 2016, we entered into a 50/50 joint venture with Lithium Americas to develop the Caucharí-Olaroz lithium project in the Jujuy province of Argentina. The project’s production capacity is targeted at 50,000 tons per year of lithium carbonate equivalent. Under the current project timeline, we expect to commission plant production by 2019. We also made a capital contribution of US$20 million to Elemental Minerals Limited (currently Kore Potash Limited), an Australian based company whose main assets are various potassium deposits in the Republic of Congo. We invested approximately US$20 million in exchange for 18% of the company, and a right of first refusal for approximately 20% of the total potash production of Kore Potash Limited. The State General Reserve Fund of Oman also contributed US$20 million.

3) b) Description of Business Environment: Industrial Sector

i) Products and Services

SQM is an integrated producer and seller of specialty plant nutrients, iodine, lithium, potassium fertilizers, and industrial chemicals. Our products are based on the development of high quality natural resources that make us a cost leader, supported by an international trading network specialized in sales in over 115 countries. SQM’s development strategy aims to maintain and enhance our global leadership in all of our business lines.

For further information, see section 3) C) Description of Business Environment: Activities and Businesses.

ii) Competition and Market Share

See section 3) C) Description of Business Environment: Activities and Businesses.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

iii) Legal Framework

Government Regulations

Regulations in Chile Generally

We are subject to the full range of government regulations and supervision generally applicable to companies engaged in business in Chile, including labor laws, social security laws, public health laws, consumer protection laws, tax laws, environmental laws, free competition laws, securities laws and anti-trust laws. These include regulations to ensure sanitary and safety conditions in manufacturing plants.

We conduct our mining operations pursuant to judicial exploration concessions and exploitation concessions granted pursuant to applicable Chilean law. Exploitation concessions essentially grant a perpetual right (with the exception of the Salar de Atacama rights, which have been leased to us until 2030) to conduct mining operations in the areas covered by such concessions, provided that annual concession fees are paid. Exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time, and to subsequently request a corresponding exploitation concession.

Under Law No. 16,319 that created the Chilean Nuclear Energy Commission (Comisión Chilena de Energía Nuclear or “CCHEN”), we have an obligation to the CCHEN regarding the exploitation and sale of lithium from the Salar de Atacama, which prohibits the use of lithium for nuclear fusion. In addition, CCHEN has imposed annual quotas that limit the total tonnage of lithium authorized to be sold.

We also hold water use rights granted by the respective administrative authorities and which enable us to have a supply of water from rivers or wells near our production facilities sufficient to meet our current operating requirements. See section 3) E) Description of Business Environment: Risk Factors. The Water Code and related regulations are subject to changes, which could have a material adverse impact on our business, financial condition and results of operations.

We operate port facilities at Tocopilla, Chile for the shipment of products and the delivery of raw materials in conformity with maritime concessions, which have been granted by the respective administrative authority. These concessions are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

The Chilean government may again decide to levy additional taxes on mining companies or other corporations in Chile, and such taxes could have a material adverse impact on our business, financial condition and results of operations.

There are currently no material legal or administrative proceedings pending against us except as discussed in Note 19.1 to our Consolidated Financial Statements and below under “Safety, Health and Environmental Regulations in Chile,” and we believe we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business.

Safety, Health and Environmental Regulations in Chile

Our operations in Chile are subject to both national and local regulations related to safety, health and environmental protection. In Chile, the main regulations on these matters that are applicable to us are the Mine Health and Safety Act of 1989 (Reglamento de Seguridad Minera or the “Mine Health and Safety Act”), the Health Code (Código Sanitario), the Health and Basic Conditions Act of 1999 (Reglamento sobre Condiciones Sanitarias y Ambientales Básicas en los Lugares de Trabajo or the “Health and Basic Conditions Act”), the Subcontracting Law and the Environmental Law of 1994, amended in 2010 (Ley sobre Bases Generales del Medio Ambiente or the “Environmental Law”).

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Health and safety at work are fundamental aspects in the management of mining operations, which is why we have made constant efforts to maintain good health and safety conditions for the people working at our mining sites and facilities. In addition to the role played by us in this important matter, the Chilean government has a regulatory role, enacting and enforcing regulations in order to protect and ensure the health and safety of workers. The Chilean government, acting through the Ministry of Health and the Sernageomin, performs health and safety inspections at the mining sites and oversees mining projects, among other tasks, and it has exclusive powers to enforce standards related to environmental conditions and the health and safety of the people performing activities related to mining.

The Mine Health and Safety Act protects workers and nearby communities against health and safety hazards, and it provides for enforcement of the law where compliance has not been achieved. Our Internal Mining Standards (Reglamentos Internos Mineros) establish our obligation to maintain a workplace where safety and health risks are managed appropriately. We must comply with the general provisions of the Health and Basic Conditions Act, our own internal standards and the provisions of the Mine Health and Safety Act. In the event of non-compliance, the Ministry of Health and particularly the Sernageomin are entitled to use their enforcement powers to ensure compliance with the law.

In November 2011, the Ministry of Mining enacted Law No. 20,551 that Regulates the Closure of Mining Sites and Facilities (Ley que Regula el Cierre de Faenas e Instalaciones Mineras). This statute entered in force in November 2012 and required all mining sites to present or update their closure plans as of November 2014. SQM has fulfilled this requirement for all of its mining sites and facilities. The main requirements of the law are related to disclosures to the Sernageomin regarding decommissioning plans for each mining site and its facilities, along with the estimated cost to implement such plans. There is a requirement to provide a form of financial assurance to the Sernageomin to ensure compliance with the decommissioning plans. The mining site closure plans are approved by the Sernageomin, and the corresponding financial assurances are subject to approval by the SVS. En both cases, SQM has respective aprrovals and keeps up to date the respective assurances according to the usefull life of each mining site.

The Environmental Law was subjected to several important modifications that entered into effect in January 2010, including the creation of the Ministry of the Environment, the Environmental Evaluation Service and the Superintendence for the Environment. The Superintendence for the Environment began operations on December 28, 2012. The new and modified Environmental Law defines the Ministry of the Environment (Ministerio del Medio Ambiente) as the governmental agency responsible for coordinating and supervising environmental issues. The Environmental Evaluation Service (El Servicio de Evaluación Ambiental) is responsible for reviewing environmental assessments of new projects or significant modifications of existing ones, and the decision to grant or reject environmental permits rests with The Environmental Evaluation Comission (Comisión de Evaluación Ambiental). On the other hand, the Superintendence for the Environment is responsible for supervising environmental performance during the construction, operation and closure of the projects that have been evaluated and approved for environmental purposes, and it is also responsible for enforcing compliance with prevention and atmospheric decontamination plans. The Environmental Law also promotes citizen participation in project evaluation and implementation, providing more opportunities for observations or objections to be made during the environmental evaluation process. Annually, the Superintendence for the Environment audits a sample of approved projects to verify compliance of the environmental permits, and it may pursue fines or sanctions if applicable, which can be challenged in the Environmental Court.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

On August 10, 1993, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels at our production facilities in María Elena and Pedro de Valdivia exceeded air quality standards, affecting the nearby towns. The high particulate matter levels came principally from dust produced during the processing of caliche ore, particularly the crushing of the ore before leaching. Residents of the town of Pedro de Valdivia were relocated to the town of María Elena, practically removing Pedro de Valdivia from the scope of the determination of the Ministry of Health. In 1998, authorities approved a plan to reduce the atmospheric particulate levels later modified by Decree No. 37/2004 in March 2004, which called for an 80% reduction of the emissions of atmospheric particulate material. This was achieved from 2008 through the implementation of a project that modified the milling and screening systems used in the processing of the caliche ore at the María Elena facilities. This project suspended its operation in March 2010, Later, en November 2015 the mining and milling operations at the Pedro de Valdivia facility were suspended. Air quality in the area has improved significantly, and compliance with Chilean air quality standards has been achieved since 2013.Therefore, the Ministry of Health’s 1993 resolution could be reviewed.

On March 16, 2007, the Ministry of Health published in the Official Gazette a resolution establishing that atmospheric particulate levels exceeded air quality standards in the coastal town of Tocopilla, where we have our port operations. The high particulate matter levels are caused mainly by two thermoelectric power plants that use coal and fuel oil and are located next to our port operations. Our contribution to particulate matter emissions is very small (less than 0.20% of the total). However, the environmental authority included our operations in the decontamination plan that it developed for Tocopilla, and implementation of the plan began in October 2010. During 2008 and 2009, earlier than required, we implemented control measures for mitigating particulate matter emissions in our port operations according to the requirements of this plan. We do not expect any additional measures to be required.

We continuously monitor the impact of our operations on the environment and on the health of our employees and other persons who may be affected by such operations. We have made modifications to our facilities in an effort to eliminate any adverse impacts. Also, over time, new environmental standards and regulations have been enacted, which have required minor adjustments or modifications of our operations for full compliance. We anticipate that additional laws and regulations will be enacted over time with respect to environmental matters. While we believe we will continue to be in compliance with all applicable environmental regulations of which we are now aware, there can be no assurance that future legislative or regulatory developments will not impose new restrictions on our operations. We are committed to both complying with all applicable environmental regulations and to continuously improving our environmental performance through our Environmental Management System (“EMS”), voluntary evaluations, such as Ecovadis, and international certifications, such as the Responsible Conduct certification from the Chilean Industrial Chemicals Association, which applies to our operations at Nueva Victoria, and the Protect&Sustain certification from the International Fertilizer Association, which applies to our operations at Coya Sur, the Salar de Atacama, Tocopilla, Antofagasta and Santiago.

We have submitted and will continue to submit several environmental impact assessment studies related to our projects to the governmental authorities. We require the authorization of these submissions in order to maintain and to increase our production capacity.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

International Regulations

We employ our best efforts to ensure compliance with the complex regulatory environments in which it operates.

On June 1, 2015, the new Hazard Communication Standard of the U.S. Occupational Safety and Health Administration (“OSHA”), for the classification and updating of labels and safety data sheets went into effect. All of our product labels were modified in accordance with the new standard.

On June 1, 2015, European Union Classification and Labelling Regulation No. 1272/2008 went into effect for chemical product blends, which requires us and our related companies to modify the labels and safety data sheets for all of the specialty blends (NPKs) we produce and/or market and sell in Europe. All labels and safety data sheets were updated, resulting in a total of approximately 50 labels and 620 documents in the required languages, for a portfolio of 209 products.

On October 9, 2015, Official Standard NOM-018-STPS-2015 was published in Mexico, related to the harmonized system for the identification and communication of hazards and risks from hazardous chemicals in the workplace. The standard determines changes in product labels and workplace signage, as well as safety data sheets and employee training, and it enters into effect on October 9, 2018. In 2014, we began to make the necessary adjustments in our documentation as required by the new standard. To date, we still need to adapt workplace signage, train employees, and verify the obligations for third-party services.

In January 2016, a new Korean regulation for the management of chemical products known as K-REACH came into effect. K-REACH contains requirements that are similar to those established by the European regulation, REACH. K-REACH defines obligations for both importers and users of our products with respect to the evaluation of security and the communication of risks to the supply chain. K-REACH also defines substances that should be registered in accordance with the regulation that will be implemented in July 2018. We intend to act through a sole representative in Korea for all products subject to the regulation.

In March 2016, the European Commission sent to the European Parliament a new regulatory proposal for fertilizers, which is expected to be approved by the end of 2017, following which there will be a transition period for its implementation. The new European regulation proposes to reduce the maximum content limit of perchlorates in inorganic fertilizer with macronutrients, such as the potassium nitrate sold by us, from 0.01% to 0.005%. The fertilizers that we sell contain less than 0.005% of perchlorate. However, we anticipate that in 2017, the Food Chain Security unit of the General Health and Consumer Affairs Council may revise the perchlorate limits in food that are currently in force and effect, following the European Food Safety Authority’s (“EFSA”) evaluation of the data from the 2016 monitoring program that analyzed perchlorate levels in food and in drinkable water. The new limits of perchlorates in food is expected to be established by the end of 2017.

With respect to the regulation on explosives in Europe, we issued a procedure for all employees of SQM Europe NV (Procedure for the Reporting of Suspicious Transactions and Theft of Products covered by Regulation (EU) No. 98/2013). We completed a new training program for employees in related European companies with respect to such regulation. This regulation considers nitrogen, phosphorus, and potassium (“NPK”) mixes produced in Europe as well as the nitrates in the product line and third party products covered by the regulation. The member states that participate in the European Committee that reviews the regulation did not reach a consensus on defining the ranges of concentration for fertilizer products. We will continue to monitor the development of changes to the regulation through our participation in the Potassium Nitrate Association as part of the public–private committee created by the European Committee. In 2017, the reviewing committee expects to prepare a report evaluating the regulation.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

On March 14, 2016, Normative Instruction No. 5 became effective in Brazil, which defines specification requirements, guarantees, tolerances, registration requirements, packaging requirements, and the labeling of fertilizer products, among others. Normative Instruction No. 5 also defines changes to the information presented for the new registration of products and for the renewal of existing registries, when applicable.

In September 2016, we fulfilled the United States Environmental Protection Agency’s (“US-EPA”) requirement under the Chemical Data Reporting (“CDR”) regulation and the Toxic Substances Control Act (US-TSCA) to disclose all chemical substances imported to the United States by SQM North America Corp. during the 2012-2015 period, including the amount in tons per year and its uses. We conducted a survey of all products imported to the United States of America from our headquarters and affiliates during this period and reported the information per chemical substance to the US-EPA. This disclosure will be made again in 2020 for products imported during the 2016-2019 period.

3) c) Description of Business Environment: Activities and Businesses

The Company

We believe that we are the world’s largest producer of potassium nitrate and iodine. We also produce specialty plant nutrients, iodine derivatives, lithium and its derivatives, potassium chloride, potassium sulfate and certain industrial chemicals (including industrial nitrates and solar salts). Our products are sold in over 115 countries through our worldwide distribution network, with 92% of our sales in 2016 derived from countries outside Chile.

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the only known nitrate and iodine deposits in the world and is the world’s largest commercially exploited source of natural nitrates. The brine deposits of the Salar de Atacama, a salt-encrusted depression in the Atacama Desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

From our caliche ore deposits, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium, sulfate and boron in order to produce potassium chloride, potassium sulfate, lithium solutions and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama.

Our products are divided into six categories: specialty plant nutrients; iodine and its derivatives; lithium and its derivatives; potassium chloride and potassium sulfate; industrial chemicals and other commodity fertilizers. Specialty plant nutrients are premium fertilizers that enable farmers to improve yields and the quality of certain crops. Iodine and its derivatives are mainly used in the X-ray contrast media and biocides industries and in the production of polarizing film, which is an important component in LCD screens. Lithium and its derivatives are mainly used in batteries, greases and frits for production of ceramics. Potassium chloride is a commodity fertilizer that is produced and sold by us worldwide. Potassium sulfate is a specialty fertilizer used primarily in crops such as vegetables, fruits and industrial crops. Industrial chemicals have a wide range of applications in certain chemical processes such as the manufacturing of glass, explosives and ceramics, and, more recently, industrial nitrates are being used in concentrated solar power plants as a means for energy storage. In addition, we complement our portfolio of plant nutrients through the buying and selling of other commodity fertilizers for use mainly in Chile.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

For the year ended December 31, 2016, we had revenues of US$1,939.3 million, gross profit of US$611.0 million and profit attributable to controlling interests of US$278.3 million. Our worldwide market capitalization as of December 31, 2016 was approximately US$7.9 billion.

Specialty Plant Nutrition: We produce four main types of specialty plant nutrients: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. Furthermore, we sell other specialty fertilizers including trading of third party products. All of these specialty plant nutrients are used in either solid or liquid form mainly on high value crops such as vegetables, fruits and flowers. They are widely used in crops that employ modern agricultural techniques such as hydroponics, greenhousing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application. According to the type of use or application, our products are primarily marketed under the following brands: Ultrasol™ (fertigation), Qrop™ (open field application), Speedfol™ (foliar application) and Allganic™ (organic farming). Specialty plant nutrients have certain advantages over commodity fertilizers, such as rapid and effective absorption (without requiring nitrification), superior water solubility, increased soil pH (which reduces soil acidity) and low chloride content. One of the most important products in this business line is potassium nitrate, which is available in crystalline and prill form, allowing for multiple application methods. Crystalline potassium nitrate products are ideal for application by fertigation and foliar sprays, and potassium nitrate prills are suitable for soil applications.

The needs of more sophisticated customers are causing the industry to provide solutions rather than individual products. The advantages of our products, plus customized specialty blends that meet specific needs along with the agronomic service provided, allow us to create plant nutrition solutions that add value to crops through higher yields and better quality production. Because our products are derived from natural nitrate compounds or natural potassium brines, they have certain advantages over synthetically produced fertilizers, including the presence of certain beneficial trace elements, which makes them more attractive to customers who prefer products of natural origin. As a result, specialty plant nutrients are sold at a premium price compared to commodity fertilizers.

Iodine and its Derivatives: We believe that we are the world’s leading producer of iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD/LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components. We market iodine using the brand QIodine™.

Lithium and its Derivatives: We are a leading producer of lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries. We also sell lithium chloride solutions, which are primarily used as an input for the production of lithium derivatives. We market lithium using the following brands: QLithiumCarbonate™, QLithiumHydroxide™ and QLubelith™.

Potassium: We produce potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops. We market potassium chloride using the brand Qrop™ MOP.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Industrial Chemicals: We produce three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, charcoal briquettes and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material for the production of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is used as an additive in oil drilling as well as in carrageenans production. We market our industrial chemicals using the following brands: QSodiumNitrate™, QPotassiumNitrate™, QPotassiumChloride™.

Other Products and Services: We also sell other fertilizers and blends, some of which we do not produce. We are the only company that produces and distributes the three main potassium sources: potassium nitrate, potassium sulfate and potassium chloride.

The following table shows the percentage breakdown of our revenues for 2016, 2015 and 2014 according to our product lines:

	2016	2015	2014
Specialty Plant Nutrition	32%	38%	35%
Iodine and Derivatives	12%	15%	17%
Lithium and Derivatives	27%	13%	10%
Potassium	21%	25%	29%
Industrial Chemicals	5%	6%	5%
Other	3%	4%	4%
Total	100%	100%	100%

Business Strategy

Our business strategy is to be a mining operator that selectively integrates the production and sale of products, while efficiently supplying products to industries essential for human development (e.g. food, health, technology). This strategy was built on the following six principles:

1.	strengthen internal processes to ensure access to key resources required for the sustainability of the business;
2.	extend M1 (lean operations) to the entire organization to strengthen our cost position, increase quality and ensure safety;
3.	invest in the development of a specialty fertilizer market, including product differentiation, sales channel management and price optimization;
4.	recover the iodine market share, seek consolidation and vertical integration opportunities, and invest in the development of industrial nitrate applications;
5.	search and invest in lithium and potassium assets outside of Chile to leverage our operational capabilities and take advantage of the current lithium market appeal and ensure access to raw materials for our potassium nitrate production; and
6.	seek diversification opportunities in gold, copper and zinc projects in the region to leverage our mining operating capabilities and provide business continuity to our exploration program.

These principles are based on the following four concepts:

1.	build an organization with strategic clarity, inspirational leaders, responsible personnel and strong values;
2.	develop a strategic planning process that responds to the needs of our customers and market trends, while ensuring coordination between all segments of the business, including sales and operations;
3.	develop a robust risk control and mitigation process to actively manage our risk; and

3) DESCRIPTION OF BUSINESS ENVIRONMENT

4.	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

We have identified market demand in each of our major product lines, both within our existing customer base and in new markets, for existing products and for additional products that can be produced from our natural resources. In order to take advantage of these opportunities, we have developed specific strategies for each of our product lines.

Specialty Plant Nutrition

Our strategy in our specialty plant nutrition business is to: (i) continue expanding our sales of natural nitrates by continuing to leverage the advantages of our specialty products over commodity-type fertilizers; (ii) selectively expand by increasing our sales of higher margin specialty plant nutrients based on potassium and natural nitrates, particularly soluble potassium nitrate and NPK blends; (iii) pursue investment opportunities in complementary businesses to enhance our product portfolio, increase production, reduce costs, and add value to and improve the marketing of our products; (iv) develop new specialty nutrient blends produced in our mixing plants that are strategically located in or near our principal markets in order to meet specific customer needs; (v) focus primarily on the markets for plant nutrients in soluble and foliar applications in order to establish a leadership position; (vi) further develop our global distribution and marketing system directly and through strategic alliances with other producers and global or local distributors; (vii) reduce our production costs through improved processes and higher labor productivity so as to compete more effectively and (viii) supply a product with consistent quality according to the requirements of our customers.

Iodine and its Derivatives

Our strategy in our iodine business is to: (i) increase and maintain our market share in the iodine market above 30% in order to optimize the use of our available production capacity; (ii) encourage demand growth and promote new iodine uses; (iii) participate in iodine recycling projects through the Ajay-SQM Group (“ASG”); (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

Lithium and its Derivatives

Our strategy in our lithium business is to: (i) strategically allocate our sales of lithium carbonate and lithium hydroxide; (ii) encourage demand growth and promote new lithium uses; (iii) selectively pursue opportunities in the lithium derivatives business by creating new lithium compounds; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

Potassium

Our strategy in our potassium business is to: (i) offer a portfolio of potassium products, including potassium sulfate, potassium chloride and other fertilizers, to our traditional markets; (ii) create flexibility to offer standard (crystalized) or compacted (granular) form products according to market requirements; (iii) focus on markets where we have logistical advantages and synergies with our specialty plant nutrition business and (iv) supply a product with consistent quality according to the requirements of our customers.

Industrial Chemicals

Our strategy in our industrial chemical business is to: (i) maintain our leadership position in the industrial nitrates market as well as increase our supply of potassium chloride in markets where we have natural advantages; (ii) encourage demand growth in different applications; (iii) become a long-term, reliable supplier for the thermal storage industry, maintaining close relationships with R&D programs; (iv) reduce our production costs through improved processes and higher productivity in order to compete more effectively and (v) supply a product with consistent quality according to the requirements of our customers.

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New Business Ventures

We always evaluate opportunities to expand in our current core businesses or within new businesses in which we believe we may have sustainable competitive advantages, both within and outside Chile, and we expect to continue to do so in the future.

We are continuously exploring the possibility of acquiring controlling stakes or other interests in companies that have mining properties in our core business areas and are in early stages of development. Consistent with our business strategy, we will continue to evaluate acquisitions, joint ventures and alliances in our core businesses and, depending on all facts and circumstances, may seek to acquire controlling stakes or other interests related to our core businesses both inside and outside of Chile, including other emerging markets.

In addition, we are actively conducting exploration for metallic minerals in the mining properties we own. If such minerals are found, we may decide to exploit, sell or enter into an association to extract these resources. Our exploration efforts are focused on the layer of bedrock that lies beneath the caliche ore that we use as the primary raw material in the production of iodine and nitrates. This bedrock has significant potential for metallic mineralization, particularly copper and gold. A significant portion of our mining properties are located in the Antofagasta Region of Chile, where many large copper producers operate.

We have an in-house geological exploration team that explores the area directly, drilling targets and assessing new prospects. In 2016, the team identified 15 new targets and confimed the mineralization in some of them. The number of perforated meters reached 32,000 and it was made using 3 machines of which two were internal and the other external. We also have a metal business development team that works to engage partners interested in investing in metal exploration within our mining properties. As of December 31, 2016, we had option agreements in place with seven companies, including small junior mining companies, private equity firms and large mining companies.

Main Business Lines

Specialty Plant Nutrition

We believe we are the world’s largest producer of potassium nitrate. We estimate that our sales accounted for approximately 44% of global potassium nitrate sales for all applications by volume in 2016, an increase from 43% compared to 2015. During 2016, the potassium nitrate market increased by around 3%. These estimates do not include potassium nitrate produced and sold locally in China, only net imports/exports.

In addition to potassium nitrate, we also produce the following specialty plant nutrients: sodium nitrate, sodium potassium nitrate and specialty blends (containing various combinations of nitrogen, phosphate and potassium and generally known as “NPK blends”).

These specialty plant nutrients have specific characteristics that increase productivity and enhance quality when used on certain crops and soils. Our specialty plant nutrients have significant advantages for certain applications over commodity fertilizers based on nitrogen and potassium, such as urea and potassium chloride.

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In particular, our specialty plant nutrients:

•	are fully water soluble, allowing their use in hydroponics, fertigation, foliar applications and other advanced agricultural techniques;
•	improve the water use efficiency of crops and help conserve water;
•	are chloride-free, which prevents chloride toxicity in certain crops associated with high levels of chlorine in plant nutrients;
•	provide nitrogen in nitric form, thereby allowing crops to absorb nutrients faster than they absorb urea or ammonium-based fertilizers;
•	do not release hydrogen after application, thereby avoiding increased soil acidity;
•	possess trace elements, which promote disease resistance in plants and
•	are more attractive to customers who prefer products of natural origin.

In 2016, our specialty plant nutrients revenues decreased to US$623.9 million, representing 32% of our total revenues for that year and a 4.4% decrease from US$652.3 million in specialty plant nutrients revenues in 2015. This decrease was the result of lower prices compared to 2015. Prices decreased approximately 5% in 2016.

Specialty Plant Nutrition: Market

The target market for our specialty plant nutrients includes producers of high-value crops such as vegetables, fruits, industrial crops, flowers, cotton and others. Furthermore, we sell specialty plant nutrients to producers of chloride-sensitive crops. Since 1990, the international market for specialty plant nutrients has grown at a faster rate than the international market for commodity-type fertilizers. This is mostly due to: (i) the application of new agricultural technologies such as fertigation and hydroponics, and the increasing use of greenhouses; (ii) the increase in the cost of land and the scarcity of water, which has forced farmers to improve their yields and reduce water use; and (iii) the increase in demand for higher quality crops, such as fruits and vegetables.

Over the last ten years, the compound annual growth rate for vegetable production per capita was 3% while the compound annual growth rate for the world population was closer to 1%.

Worldwide scarcity of water and arable land drives the development of new agricultural techniques to maximize the use of these resources. Irrigation has grown at an average annual rate of 1% during the last 20 years (a pace similar to population growth). However, microirrigation has grown at 10% per year over the same period. Microirrigation systems, which include drip irrigation and micro-sprinklers, are the most efficient forms of technical irrigation. These applications require fully water-soluble plant nutrients. Our nitrate-based specialty plant nutrients provide nitrogen in nitric form, which helps crops absorb these nutrients faster than they absorb urea- or ammonium-based fertilizers, facilitating a more efficient application of nutrients to the plant and thereby increasing the crop’s yield and improving its quality.

Asia is the region with the lowest microirrigation to total irrigated hectares ratio in the world, reaching around 3%. This represents a high potential for this technology, which is reflected in the high growth rates in recent years.

The market for potassium nitrate in China is an important market for this product, although its demand is largely fulfilled by domestic producers. Demand totals approximately 400,000 to 420,000 metric tons, of which approximately 150,000 is related to the tobacco industry and 120,000 is related to the horticulture business. Of the total, between 20,000 and 30,000 metric tons are imports.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Specialty Plant Nutrition: Our Products

Potassium nitrate, sodium potassium nitrate and specialty blends are higher margin products derived from, or consisting of, sodium nitrate, and they are all produced in crystallized or prilled form. Specialty blends are produced using our own specialty plant nutrients and other components at blending plants operated by us or our affiliates and related companies in Chile, the United States, Mexico, the United Arab Emirates, South Africa, Turkey, China, India, Thailand, Brazil, Spain, Holland and Peru.

The following table shows our sales volumes of and revenues from specialty plant nutrients for 2016, 2015 and 2014:

	2016	2015	2014
Sales volumes (Th. MT)
Sodium nitrate	24.4	26.0	15.8
Potassium nitrate and sodium potassium nitrate	475.8	493.6	531.6
Specialty blends(1)	213.5	203.9	228.0
Other specialty plant nutrients(2)	127.2	108.4	102.5

Revenues (in US$ millions)	623.9	652.3	708.0

(1)	Includes Yara’s products sold pursuant to our commercial agreement.
(2)	Includes trading of other specialty fertilizers.

Depending on the systems used to apply specialty nutrients, fertilizers can be classified as specialty field fertilizers or water-soluble fertilizers (also known as “SFF” or Specialty Field Fertilizer) and solubles (also known as “WSF” or Water Soluble Fertilizer).

Specialty field fertilizers are applied directly to the soil, manually or in a mechanized fashion. Their high solubility levels, lack of chlorine and absence of acidic reactions make them particularly advantageous for tobacco, potatoes, coffee, cotton and a wide range of fruits and vegetables.

Water-soluble fertilizers are specialty nutrients that are delivered to the crops using modern irrigation systems. As these systems feature refined technology, the products used in them must be highly soluble, rich in nutrients, free of impurities and insoluble substances, and with a low salinity index. The leading nutrient in this segment is potassium nitrate, whose optimal balance of nitric nitrogen and chlorine-free potassium (the two macronutrients most needed by plants) make it an indispensable source of nutrition for crops that use modern irrigation systems.

In addition, potassium nitrate is widely known to be a vital component in foliar feeding applications, where usage is recommended in order to stave off nutritional deficiencies before the first symptoms appear, correct any deficiencies that arise, and prevent physiological stress. This nutrient also helps promote a suitable balance between fruit production and/or growth, and plant development, particularly in crops with physiological disorders.

Foliar feeding with potassium nitrate can have beneficial effects:

•	when soil chemistry limits nutrient solubility and availability (pH, organic matter, type and percentage of clay);
•	when nutrient absorption through the roots is limited as a result of conditions that hamper root growth (temperature, moisture, oxygen and loss of soil structure);
•	when the plant’s local internal demand may surpass real internal nutrient redistribution capacity, leaving the demand unsatisfied;
•	when nutrient mobility is limited, when plants flower before the leaf growth phase, imposing limiting factors on xylem nutrient transport and

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•	to promote rapid recovery from leaf stress caused by climatic conditions, soil conditions and irrigation management.

Another benefit of our potassium nitrate is that, according to a 2014 study by the consulting firm Arthur D. Little Benelux, our production process generates up to 40% less greenhouse gases when compared to that of the other major potassium nitrate producers in the world.

In addition to these products, SQM has consolidated a product portfolio of over 200 specialty fertilizer blends, including top brands such as UltrasolTM, for fertigation; QropTM, for application to the soil; SpeedfolTM, for foliar feeding and AllganicTM, for organic crops.

In 2015, we added a new product to our portfolio of specialty field fertilizers: QropTMKS. This product was developed by our research and development team and is an improvement to existing products. It is more physically stable and is not required to be transported as hazardous cargo, which means it can be sold in new markets.

Specialty Plant Nutrition: Marketing and Customers

In 2016, we sold our specialty plant nutrients in approximately 98 countries. One single customer represented more than 10% of our specialty plant nutrient revenues during 2016, representing approximately 27% of our total specialty plant nutrition revenues, and our ten largest customers accounted in the aggregate for approximately 50% of revenues during that period. No supplier accounted for more than 10% of the costs of sales for this business line.

The table below shows the geographical breakdown of our revenues:

Revenues Breakdown	2016	2015	2014
North America	33%	33%	30%
Europe	18%	22%	21%
Central and South America	11%	28%	31%
Asia and Others	37%	16%	18%

We sell our specialty plant nutrition products outside Chile mainly through our own worldwide network of representative offices and through our distribution affiliates.

We maintain stocks of our specialty plant nutrients in the main markets of the Americas, Asia, Europe, the Middle East and Africa in order to facilitate prompt deliveries to customers. In addition, we sell specialty plant nutrients directly to some of our large customers. Sales are made pursuant to spot purchase orders and short-term contracts.

In connection with our marketing efforts, we provide technical and agronomical assistance and support to some of our customers. By working closely with our customers, we are able to identify new, higher-value-added products and markets. Our specialty plant nutrients are used on a wide variety of crops, particularly value-added crops, where the use of our products enables our customers to increase yields and command a premium price.

Our customers are located in both the northern and southern hemispheres. Consequently, we do not believe there are any seasonal or cyclical factors that can materially affect the sales of our specialty plant nutrients.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Specialty Plant Nutrition: Joint Ventures and Agreements

Consistent with our business strategy, from time to time we evaluate opportunities to expand in our current core businesses, including our specialty plant nutrition business, or within new businesses in which we believe we may have sustainable competitive advantages. We evaluate potential acquisitions, joint ventures and alliances with companies both within and outside of Chile, including in other emerging markets.

In May 2008, we signed a joint venture agreement with Migao Corporation (“Migao”) for the production and distribution of specialty plant nutrients in China. Through the joint venture, we constructed a potassium nitrate plant with a production capacity of 40,000 metric tons per year. The plant began operating in January 2011, and has allowed us to increase our presence in China, which is one of the most important and fastest growing markets for the fertilizer industry.

In May 2009, our subsidiary Soquimich European Holdings entered into an agreement with Coromandel Fertilizers Ltd. to create a joint venture for the production and distribution of water soluble fertilizers in India. The agreement established a 50⁄50 contribution to the joint venture. As part of the agreement, a new 15,000 metric ton facility was constructed in the city of Kakinada to produce water soluble NPK grade fertilizers. This new facility began operating in January 2012.

In December 2009, we signed an agreement with the French Roullier Group to form the joint venture SQM Vitas. This agreement joins two of the largest companies in the businesses of specialty plant nutrition, specialty animal nutrition and professional hygiene. Peru, Brazil and South Africa are the main focus markets of this joint venture, and Dubai is the main productive unit. As part of the agreement, our phosphate plant located in Dubai became part of this joint venture.

Between 2010 and 2012, we continued to expand our production capacity of potassium products in our operations in the Salar de Atacama. In 2011, we completed the construction of a new potassium nitrate facility in Coya Sur, increasing our overall production capacity of potassium nitrate by 300,000 metric tons.

In 2012, SQM Vitas started the construction of new plants in Brazil (Candeias), Peru and South Africa (Durban) for the production of water soluble fertilizers containing different relative amounts of nitrogen, phosphorus and potassium, and at times, smaller amounts of other chemicals. The Candeias Industrial Complex plant in Brazil began operating in March 2012 and has a production capacity of 25,000 metric tons per year.

In 2013, the operations of SQM Vitas in Spain began with a water soluble NPK fertilizer plant that has a production capacity of 15,000 metric tons per year.

During 2013, the marketing activities of our joint venture wih Migao integrated in SQM (Beijing). This change aims to enhance the efficiency of distribution channels for fertilizer products by consolidating marketing into a unified brand and management team, thus reducing costs. In addition, our strategy in this segment is to increase production of water soluble fertilizers and extend our technologies and their applications in order to increase popularity and expand the use of these products.

In 2015, the asset transfer agreement that was signed in December 2014 between Plantacote BV and Plantacote NV entered into effect. As a result of this agreement, the business and Plantacote® brand were transferred to the new company Plantacote NV, but with no changes to the business or the Controlled Release Fertilizer project. SQM continues to hold a 50% ownership stake in the company.

In 2015, SQM Vitas South Africa was acquired by Roulliers. As a result, Roullier manages the operations, and the production facilities are owned by SQM.

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In 2016, we began operating soluble specialty plant nutrient production facilities through our joint ventures in Peru and Holland. We also began operating a third facility in Mexico.

Specialty Plant Nutrition: Fertilizer Sales in Chile

We market specialty plant nutrients in Chile through our subsidiary Soquimich Comercial S.A. (“SQMC”).

SQMC is currently one of the main players in the Chilean market, offering a wide range of products developed specifically for crops grown in the country. As specialty plant nutrients have differentiating qualities with respect to traditional fertilizers, they play a key role in this market.

SQMC sells local products as well as products imported from different countries around the world.

All contracts and agreements between Soquimich Comercial S.A. and its foreign suppliers of fertilizers generally contain standard and customary commercial terms and conditions. SQMC has been able to obtain adequate supplies of these products with good pricing conditions.

Soquimich Comercial S.A.’s fertilizer sales represented approximately 24% of total fertilizer sales in Chile during 2016. No customer accounted for more than 10% of Soquimich Comercial S.A.’s revenues in 2016. Soquimich Comercial S.A.’s consolidated revenues were approximately US$150 million and US$177 million in 2016 and 2015, respectively.

Specialty Plant Nutrition: Competition

We believe we are the world’s largest producer of sodium nitrate and potassium nitrate for agricultural use. Our sodium nitrate products compete indirectly with specialty and commodity-type substitutes, which may be used by some customers instead of sodium nitrate depending on the type of soil and crop to which the product will be applied. Such substitute products include calcium nitrate, ammonium nitrate and calcium ammonium nitrate.

In the potassium nitrate market our largest competitor is Haifa Chemicals Ltd. (“Haifa”), in Israel, which is a subsidiary of Trans Resources International Inc. We estimate that sales of potassium nitrate by Haifa accounted for approximately 31% of total world sales during 2016 (excluding sales by Chinese producers to the domestic Chinese market), compared to our share of the market which accounted for approximately 44% of global potassium nitrate sales by volume for the period.

ACF, another Chilean producer, mainly oriented to iodine production, has produced potassium nitrate from caliche ore and potassium chloride since 2005. Kemapco, a Jordanian producer owned by Arab Potash, produces potassium nitrate in a plant located close to the Port of Aqaba, Jordan. In addition, there are several potassium nitrate producers in China, the largest of which are Yuantong and Migao. Most of the Chinese production is consumed by the Chinese domestic market.

The principal means of competition in the sale of potassium nitrate are product quality, customer service, location, logistics, agronomic expertise and price.

In Chile, our products mainly compete with imported fertilizer blends that use calcium ammonium nitrate or potassium magnesium sulfate. Our specialty plant nutrients also compete indirectly with lower-priced synthetic commodity-type fertilizers such as ammonia and urea, which are produced by many producers in a highly price-competitive market. Our products compete on the basis of advantages that make them more suitable for certain applications as described above.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Iodine and its Derivatives

We believe we are the world’s largest producer of iodine. In 2016, our revenues from iodine and iodine derivatives amounted to US$231.1 million, representing 12% of our total revenues in that year. We estimate that our sales accounted for approximately 29% of world iodine sales by volume in 2016.

Iodine: Market

Iodine and iodine derivatives are used in a wide range of medical, agricultural and industrial applications as well as in human and animal nutrition products. Iodine and iodine derivatives are used as raw materials or catalysts in the formulation of products such as X-ray contrast media, biocides, antiseptics and disinfectants, pharmaceutical intermediates, polarizing films for LCD and LED screens, chemicals, organic compounds and pigments. Iodine is also added in the form of potassium iodate or potassium iodide to edible salt to prevent iodine deficiency disorders.

X-ray contrast media is the leading application of iodine, accounting for 23% of demand. Iodine’s high atomic number and density make it ideally suited for this application, as its presence in the body can help to increase contrast between tissues, organs, and blood vessels with similar X-ray densities. Other applications include pharmaceuticals, which account for 13% of demand; LCD and LED screens, 12%; iodophors and povidone-iodine, 10%; animal nutrition, 8%; fluoride derivatives, 7%; biocides, 5%; nylon, 4%; human nutrition, 3% and other applications, 16%.

During 2016, iodine demand grew slightly compared to 2015, partly as a result of very minimal growth in the iodine market for uses related to LEC and LCD and the reuse of iodine in the iodine market related to plastics. We estimate that the global market size in 2016 was approximately 33,500 metric tons, with around 57% of supply coming from Chilean producers, including us.

Iodine: Our Products

We produce iodine in our Nueva Victoria plant, near Iquique, and our Pedro de Valdivia plant, close to María Elena. We have a total effective production capacity of approximately 10,000 metric tons per year of iodine, including the Iris plant, which is located next to the Nueva Victoria plant.

Through ASG, we produce organic and inorganic iodine derivatives. ASG was established in the mid-1990s and has production plants in the United States, Chile and France. ASG is the world’s leading inorganic and organic iodine derivatives producer.

Consistent with our business strategy, we are constantly working on the development of new applications for our iodine-based products, pursuing a continuing expansion of our businesses and maintaining our market leadership.

We manufacture our iodine and iodine derivatives in accordance with international quality standards and have qualified our iodine facilities and production processes under the ISO-9001:2008 program, providing third party certification of the quality management system and international quality control standards that we have implemented.

The following table shows our total sales and revenues from iodine and iodine derivatives for 2016, 2015 and 2013:

	2016	2015	2014
Sales volumes (Th. MT)
Iodine and derivatives	10.2	9.3	8.8
Revenues (in US$ millions)	231.1	262.6	335.4

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Our revenues decreased to US$231.1 million in 2016 from US$262.6 million in 2015. This decrease was primarily attributable to the decrease in iodine prices during 2016. Average iodine prices were more than 19% lower in 2016 when compared to 2015. Our sales volumes increased 9% in 2016, outpacing global iodine demand growth.

Iodine: Marketing and Customers

In 2016, we sold our iodine products to approximately 300 customers in over 55 countries, and most of our sales were exports. Two customers accounted for more than 10% of our iodine revenues in 2016. These two customers accounted for approximately 40% of revenues, and our ten largest customers accounted in the aggregate for approximately 77% of revenues. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our sales for 2016, 2015 and 2014:

Sales Breakdown	2016	2015	2014
North America	25%	29%	31%
Europe	36%	34%	35%
Central and South America	0%	4%	4%
Asia and Others	38%	33%	30%

We sell iodine through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain inventories of iodine at our facilities throughout the world to facilitate prompt delivery to customers. Iodine sales are made pursuant to spot purchase orders or within the framework of supply agreements. Supply agreements generally specify annual minimum and maximum purchase commitments, and prices are adjusted periodically, according to prevailing market prices.

Iodine: Competition

The world’s main iodine producers are based in Chile, Japan and the United States. Iodine is also produced in Russia, Turkmenistan, Azerbaijan, Indonesia and China.

Iodine is produced in Chile using a unique mineral known as caliche ore, whereas in Japan, the United States, Russia, Turkmenistan, Azerbaijan, and Indonesia, producers extract iodine from underground brines that are mainly obtained together with the extraction of natural gas and petroleum. In China, iodine is extracted from seaweed.

Six Chilean companies accounted for approximately 57% of total global sales of iodine in 2016, including SQM, with approximately 29%, and five other producers, accounting for the remaining 28%. The other Chilean producers are: Atacama Chemical S.A. (Cosayach), controlled by the Chilean holding Inverraz S.A.; ACF Minera S.A. owned by the Chilean family Urruticoechea; Algorta Norte S.A., a joint venture between ACF Minera S.A. and Toyota Tsusho; and RB Energy (a Canadian company previously known as Sirocco Mining Inc. or as Atacama Minerals).

We estimate that eight Japanese iodine producers accounted for approximately 30% of global iodine sales in 2016, including recycled iodine.

We estimate that iodine producers in the United States (one of which is owned by Toyota Tsusho and another is owned by Ise Chemicals Ltd., both of which are Japanese companies) accounted for nearly 5% of world iodine sales in 2016.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Iodine recycling is a growing trend worldwide. Several producers have recycling facilities where they recover iodine and iodine derivatives from iodine waste streams. Iodine recycling, mainly related to LCD and LED consumption, has increased over the past few years and currently represents approximately 18% of world iodine sales. It is estimated that approximately 75% of total world iodine recycling was done by Japanese iodine producers.

We, through ASG or alone, are also actively participating in the iodine recycling business using iodinated side-streams from a variety of chemical processes in Europe and the United States.

The prices of iodine and iodine derivative products are determined by market conditions. World iodine prices vary depending upon, among other things, the relationship between supply and demand at any given time. Iodine supply varies primarily as a result of the production levels of the iodine producers (including us) and their respective business strategies. Our annual average iodine sales prices decreased to approximately US$23 per kilogram in 2016, continuing the downward trend observed in 2015.

Demand for iodine varies depending upon overall levels of economic activity and the level of demand in the medical, pharmaceutical, industrial and other sectors that are the main users of iodine and iodine-derivative products. Certain substitutes for iodine are available for certain applications, such as antiseptics and disinfectants, which could represent a cost-effective alternative to iodine depending on prevailing prices.

The main factors of competition in the sale of iodine and iodine derivative products are reliability, price, quality, customer service and the price and availability of substitutes. We believe we have competitive advantages compared to other producers due to the size and quality of our mining reserves and the available production capacity. We believe our iodine is competitive with that produced by other manufacturers in certain advanced industrial processes. We also believe we benefit competitively from the long-term relationships we have established with our largest customers.

Lithium and its Derivatives

We believe we are one of the world’s largest producers of lithium carbonate and lithium hydroxide. In 2016, our revenues from lithium sales amounted to US$514.6 million, representing 27% of our total revenues. We estimate that our sales volumes accounted for approximately 27% of the global lithium chemicals sales volumes.

Lithium: Market

Lithium is mainly sold as lithium carbonate. The next most traded compound is lithium hydroxide. Both of these compounds are used to produce the cathodes for rechargeable batteries, taking advantage of lithium’s extreme electrochemical potential and low density. Batteries are the leading application for lithium, accounting for approximately 53% of total demand, including batteries for electric vehicles, which accounted for approximately 20% of total lithium demand. Lithium carbonate is also used in applications such as ceramic and enamel frits (approximately 4% of demand), heat resistant glass (ceramic glass) (approximately 4% of demand), air conditioning chemicals (approximately 3% of demand), continuous casting powder for steel extrusion (approximately 2% of demand), primary aluminum smelting process (approximately 1% of demand) and others, including the synthesis of pharmaceuticals and lithium derivatives.

Lithium hydroxide is also used as a raw material in the lubricating greases industry (approximately 9% of total lithium chemical demand), as well as in the dyes and the battery industries.

Lithium chloride solutions are primarily used as an input for the production of lithium derivatives.

Lithium’s main properties, which facilitate its use in this range of applications, are:

•	it is the lightest solid element at room temperature;

3) DESCRIPTION OF BUSINESS ENVIRONMENT

•	it has a low coefficient of thermal expansion;
•	it has high electrochemical potential and low density and
•	it is the solid with the highest specific heat capacity.

During 2016, lithium chemicals demand increased by approximately 14%, reaching approximately 182,000 metric tons, with close to 44% supplied by Chilean producers. We expect applications related to energy storage to continue driving demand in the coming years.

Lithium: Our Products

We produce lithium carbonate at our Salar del Carmen facilities, near Antofagasta, Chile, from solutions with high concentrations of lithium, in the form of lithium chloride, as a byproduct of the potassium chloride production at the Salar de Atacama. The annual production capacity of our lithium carbonate plant is 48,000 metric tons per year. We also sell the lithium chloride solutions that we produce at the Salar de Atacama. We believe that the technologies we use, together with the high concentrations of lithium and unique characteristics of the Salar de Atacama, such as high evaporation rate and concentration of other minerals, allow us to be one of the lowest cost producers worldwide.

We also produce lithium hydroxide at our facilities at the Salar del Carmen, next to the lithium carbonate operation. The lithium hydroxide facility has a production capacity of 6,000 metric tons per year and is one of the largest plants in the world. During 2017, we plan to increase this capacity to 13,500 through increased efficiencies and the construction of a 7,000 metric ton plant.

The following table shows our total sales and revenues from lithium carbonate and its derivatives for 2016, 2015 and 2014:

	2016	2015	2014
Sales volumes (Th. MT)
Lithium and derivatives	49.7	38.7	39.5
Revenues (in US$ millions)	514.6	223.0	206.8

Our revenues in 2016 were US$514.6 million, an 131.0% increase from US$223.0 million in 2015, due to higher prices and higher sales volumes. The average price for 2016 was approximately 80% higher than the average price in 2015, as global demand growth outpaced supply growth.

Lithium: Marketing and Customers

In 2016, we sold our lithium products to over 235 customers in approximately 44 countries, and most of our sales were to customers outside of Chile. One single customer accounted for more than 10% of our lithium revenues in 2016, accounting for approximately 12% of our lithium revenues. Our ten largest customers accounted in aggregate for approximately 62% of revenues. Only one supplier accounted for over 10% of the cost of sales of this business line, accounting for approximately 13% of the cost of sales.

The following table shows the geographical breakdown of our sales for 2016, 2015 and 2014:

Sales Breakdown	2016	2015	2014
North America	8%	11%	11%
Europe	19%	21%	22%
Central and South America	1%	1%	1%
Asia and Others	73%	67%	66%

3) DESCRIPTION OF BUSINESS ENVIRONMENT

We sell lithium carbonate and lithium hydroxide through our own worldwide network of representative offices and through our sales, support and distribution affiliates. We maintain inventories of these products at our facilities throughout the world to facilitate prompt delivery to customers. Sales of lithium carbonate, lithium hydroxide and lithium chloride solutions are made pursuant to spot purchase orders or within the framework of supply agreements. Supply agreements generally specify annual minimum and maximum purchase commitments, and prices are adjusted periodically, according to prevailing market prices.

Lithium: Competition

Our main competitors in the lithium carbonate and lithium hydroxide businesses are Albemarle, which, according to our estimates, has a market share of approximately 17%, and FMC Corporation (“FMC”), which has an estimated market share of approximately 10%. In addition, there are at least ten lithium producers in China that, together, supplied approximately 37% of the world market in 2016. These producers can be divided according to the type of raw material they use: brines (6%) or hard rock (31%). A significant portion of the hard rock that is processed in China is imported from Australia. The largest producer in China is Sichuan Tianqi Lithium Industries (“Tianqi”). Albemarle produces lithium carbonate at its operations in Chile and in Nevada, United States. Its production of downstream lithium products is mostly performed in the United States, Germany and Taiwan. Albemarle and Tianqi are 49%/51% partners in Talison Lithium Pty Ltd., an Australian company that produces lithium mineral concentrate in Western Australia. FMC has production facilities in Argentina through Minera del Altiplano S.A., where it produces lithium chloride and lithium carbonate. Production of its downstream lithium products is mostly performed in the United States and the United Kingdom. In 2015, Orocobre Ltd. began producing lithium carbonate. It is estimated that it had a market share of approximately 8% in 2016.

We believe that lithium production will increase in the near future, balancing the expected growth in demand. Recently, a number of new projects to develop lithium deposits have been announced recently. Some of these projects are already under advanced development and others could materialize in the medium term.

Potassium

We produce potassium chloride and potassium sulfate by extracting brines from the Salar de Atacama that are rich in potassium chloride and other salts.

Since 2009, our effective end product capacity has increased to over 2 million metric tons per year, granting us improved flexibility and market coverage.

In 2016, our potassium chloride and potassium sulfate revenues amounted to US$403.3 million, representing 21% of our total revenues and a 6.3% decrease compared to 2015.

Potassium is one of the three macronutrients that a plant needs to develop. Although potassium does not form part of a plant’s structure, it is essential to the development of its basic functions. Potassium chloride is the most commonly used potassium-based fertilizer. It is used to fertilize crops that can tolerate relatively high levels of chloride, and to fertilize crops that are grown under conditions with sufficient rainfall or irrigation practices that prevent chloride from accumulating to excess levels in the rooting systems of the plant.

Some benefits that may be obtained through the use of potassium are:

•	increased yield and quality;
•	increased production of proteins;
•	increased photosynthesis;
•	intensified transport and storage of assimilates;
•	prolonged and more intense assimilation period;

3) DESCRIPTION OF BUSINESS ENVIRONMENT

•	improved water efficiency;
•	regulated opening and closure of stomata and
•	synthesis of lycopene.

Potassium chloride is also an important component for our specialty plant nutrition product line, where it is used as a raw material to produce potassium nitrate.

Potassium: Market

During the last decade, growth in demand for potassium chloride, and for fertilizers in general, has been driven by several key factors, such as a growing world population, higher demand for protein-based diets and less arable land. All of these factors contribute to fertilizer demand growth as a result of efforts to maximize crop yields and use resources more efficiently. For the last ten years, the compound annual growth for the global potassium chloride market was approximately 1% to 2%. We estimate that demand totaled approximately 58 million metric tons in 2016, similar to demand seen in 2015.

According to studies prepared by the International Fertilizer Industry Association, cereals account for approximately 37% of world potassium consumption, including corn (15%), rice (12%) and wheat (6%). Oilseeds, predominantly soybeans and palm oil, represent approximately 20% of total potassium demand. Fruits and vegetables account for around 17% of world potassium demand, and sugar crops account for close to 8%.

Potassium: Our Products

Potassium chloride differs from our specialty plant nutrition products because it is a commodity fertilizer and contains chloride. We offer potassium chloride in two grades: standard and compacted. Potassium sulfate is considered a specialty fertilizer and we offer this product in soluble grades.

The following table shows our sales volumes of and revenues from potassium chloride and potassium sulfate for 2016, 2015 and 2014:

	2016	2015	2014
Sales volumes (Th. MT)
Potassium chloride and potassium sulfate	1,534.7	1,241.8	1,556.2
Revenues (in US$ millions)	403.3	430.2	584.3

Potassium: Marketing and Customers

In 2016, we sold potassium chloride and potassium sulfate to approximately 500 customers in over 80 countries. There were three single customers that each accounted for more than 10% of our revenues of potassium chloride and potassium sulfate in 2016, totaling approximately 35% of the revenues of potassium chloride and potassium sulfate during this period. We estimate that our ten largest customers accounted in the aggregate for approximately 55% of such revenues. One supplier accounted for more than 10% of the cost of sales of this business line, accounting for approximately 16% of the cost of sales for the business line.

The following table shows the geographical breakdown of our sales for 2016, 2015 and 2014:

Sales Breakdown	2016	2015	2014
North America	20%	22%	23%
Europe	20%	12%	13%
Central and South America	38%	42%	45%
Asia and Others	22%	24%	19%

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Potassium: Competition

We estimate that we accounted for less than 3% of global sales of potassium chloride in 2016. Our main competitors are Uralkali, Belaruskali, PCS and Mosaic. We estimate that in 2016, Uralkali accounted for approximately 19% of global sales, Belaruskali accounted for approximately 16% of global sales, PCS accounted for approximately 15% of global sales, Mosaic approximately 13% of global sales.

In the potassium sulfate market, we have several competitors, of which the most important are K+S KALI GmbH (Germany), Tessenderlo Chemie (Belgium) and Great Salt Lake Minerals Corp. (United States). We estimate that these three producers account for approximately 30% of the worldwide production of potassium sulfate. SQM accounts for less than 2% of global production.

Industrial Chemicals

In addition to producing sodium and potassium nitrate for agricultural applications, we produce different grades of these products for industrial applications. The different grades differ mainly in their chemical purity. We enjoy certain operational flexibility when producing industrial nitrates, because they are produced from the same process as their equivalent agricultural grades, needing only an additional step of purification. We may, with certain constraints, shift production from one grade to the other depending on market conditions. This flexibility allows us to maximize yields and to reduce commercial risk.

In addition to producing industrial nitrates, we produce, market and sell industrial-grade potassium chloride.

In 2016, our revenues from industrial chemicals were US$104.1 million, representing approximately 5% of our total revenues for that year.

Industrial Chemicals: Market

Industrial sodium and potassium nitrates are used in a wide range of industrial applications, including the production of glass, ceramics, explosives, charcoal briquettes, metal treatments and various chemical processes.

In addition, this product line has also experienced growth from the use of industrial nitrates as thermal storage in concentrated solar power plants (commonly known as “CSP”). Solar salts for this specific application contain a blend of 60% sodium nitrate and 40% potassium nitrate by weight ratio used as a storage and heat transfer medium. Unlike traditional photovoltaic plants, these new plants use a “thermal battery” that contains molten sodium nitrate and potassium nitrate, which store the heat collected during the day. The salts are heated up during the day, while the plants are operating under direct sunlight, and at night they release the solar energy that they have captured, allowing the plants to operate even during hours of darkness. Depending on the power plant technology, solar salts are also used as a heat transfer fluid in the plant system and thereby make CSP plants even more efficient, increasing their output and reducing the Levelized Cost of Electricity (LCOE).

Experts believe that CSP plays a critical role in electricity grid stabilization and manageability due to its inherent large scale storage capability. Nevertheless, such large installations are capital intensive and are strongly influenced by the generation mix in each country. Therefore, fluctuations in solar salts demand are unavoidable in terms of quantity and timing. During 2017 and thereafter, we expect to see further developments in new markets such as the Middle East, Chile and China, as well as recently developed markets such as Morocco and South Africa that continue to make progress on their programs.

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Industrial-grade potassium chloride is used as an additive in oil drilling as well as in food processing, among other applications.

Industrial Chemicals: Our Products

The following table shows our sales volumes of industrial chemicals and total revenues for 2016, 2015 and 2014:

	2016	2015	2014
Sales volumes (Th. MT)
Industrial chemicals	128.9	126.1	125.5
Revenues (in US$ millions)	104.1	97.1	101.9

Revenues for industrial chemicals increased from US$97.6 million in 2015 to US$104.1 million in 2016, as a result of higher sales volumes in this business line.

Industrial Chemicals: Marketing and Customers

We sold our industrial nitrate products in approximately 54 countries in 2016 to approximately 317 customers. Two customers accounted for more than 10% of our revenues of industrial chemicals in 2016, accounting for approximately 46%, and our ten largest customers accounted in the aggregate for approximately 62% of such revenues. No supplier accounted for more than 10% of the cost of sales of this business line.

The following table shows the geographical breakdown of our sales for 2016, 2015 and 2014:

Sales Breakdown	2016	2015	2014
North America	24%	31%	32%
Europe	14%	15%	37%
Central and South America	9%	11%	14%
Asia and Others	54%	43%	17%

We sell our industrial chemical products mainly through our own worldwide network of representative offices and through our sales and distribution affiliates. We maintain inventories of our different grades of sodium nitrate and potassium nitrate products at our facilities in Europe, North America, South Africa, Asia and South America to achieve prompt deliveries to customers. Our Research and Development department, together with our foreign affiliates, provides technical support to our customers and continuously works with them to develop new products or applications for our products.

Industrial Chemicals: Competition

We believe we are one of the leading producers of sodium nitrate, potassium nitrate and potassium chloride for industrial uses. In the case of industrial sodium nitrate, we estimate that our sales represented close to 33% of world demand in 2016 (excluding internal demand for China and India, for which we believe reliable estimates are not available). Our competitors are mainly based in Europe and Asia, producing sodium nitrate as a by-product of other production processes. In refined grade sodium nitrate, BASF AG, a German corporation and several producers in China and Eastern Europe are highly competitive in the European and Asian markets. Our industrial sodium nitrate products also compete indirectly with substitute chemicals, including sodium carbonate, sodium sulfate, calcium nitrate and ammonium nitrate, which may be used in certain applications instead of sodium nitrate and are available from a large number of producers worldwide.

Our main competitor in the industrial potassium nitrate business is Haifa Chemicals, which we estimate had a market share of 25%. We estimate that our market share was approximately 24% for 2016.

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In the solar salts business, we believe we have been the market leader since we started selling to commercial projects in 2007. Our competitors include Haifa Chemicals, which is a potassium nitrate supplier, and BASF AG, which is a sodium nitrate supplier.

Producers compete in the market for industrial sodium and potassium nitrate based on reliability, product quality, price and customer service. We believe that we are a low cost producer of both products and are able to produce high quality products.

In the industrial potassium chloride market, we are a relatively small producer, mainly supplying regional needs.

Other Products

A large part of our other revenue is related to fertilizer trading, usually commodities. These fertilizers are traded in large volumes worldwide. We have developed a trade, supply and inventory management business that allows us to respond quickly and effectively to the changing fertilizer market in which we operate and profit on these trades.

Trend Information

Our revenues increased 12.2% to US$1,939.3 million in 2016 from US$1,728.3 million in 2015. Gross profit increased 12.6% to US$611.0 million in 2016, which represented 31.5% of revenues, from US$542.7 million in 2015, which represented 31.4% of revenues. Profit attributable to controlling interests increased 30.5% to US$278.3 million in 2016 from US$213.2 million in 2015.

Our sales volumes in the specialty plant nutrition business line increased 1.1% in 2016 compared to 2015, while average prices decreased by 5.4%. As a result, our revenues in this business line decreased by 4.4%. We sell various products within this business line, and most of our specialty fertilizers are sold as either field fertilizers or water soluble fertilizers. Our recent strategy in this business line has been to focus primarily on the water soluble fertilizer market, which in general yields higher margins and has more growth potential. Average prices in this business line were slightly lower in 2016, and we expect average prices to be lower in 2017.

Our sales volumes in the iodine business line increased 9.0% in 2016. However, the continued downward pressure on prices throughout the year led to a decrease of nearly 12% in our revenues for this business line. Average prices decreased more than 19% in 2016, but we have observed prices stabilize in recent months and are cautiously optimistic that prices will not deteriorate further in 2017. However, as the lowest cost producer in Chile, we believe that we are well positioned to face the challenging pricing environment. We expect that our sales volumes will increase as we work to regain some of our market share. According to our estimates, the worldwide iodine market grew approximately 3% during 2016. We believe that market demand reached approximately 33,500 metric tons, of which SQM had a market share of approximately 29%. We expect worldwide demand to grow around 2% in 2017.

Our sales volumes in the lithium business line increased by 28.3% in 2016 compared to 2015. The average price of lithium carbonate increased 76.1% in 2016, and the average price of lithium hydroxide increased 67.0%. This upward trend in pricing exceeded our expectations and together with higher sales volumes, impacted our 2016 revenues. According to our estimates, worldwide demand for lithium grew approximately 14% in 2016, driven primarily by growth in the rechargeable battery market. We estimate that our market share for 2016 was approximately 27%. However, we expect reduced growth in worldwide demand in 2017, around 10%, as we expect that other lithium producers will add new supplies during the second half of 2017. We expect our sales volumes for lithium, in 2017, to be similar to those observed in 2016. However, we expect our product mix to shift, leading to higher lithium hydroxide sales volumes in 2017.

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Our sales volumes in the potassium business line increased by 23.6% in 2016 compared to 2015, but average prices were 24.2% lower. These increased sales volumes in 2016 when compared to 2015, allowed us to get back to the sales volumes we saw in 2014. We believe that we could see a decrease in potassium chloride production during 2017, and potassium chloride sales volumes could decrease in the future. The lower prices reflected the weaker global demand for potassium chloride in 2016. We expect average prices for this business line to be lower in 2017 than in 2016, although we anticipate that 2017 global potash market may increase an additional 2 million tons.

Our sales volumes in the industrial chemicals product line increased by 2.3% in 2016 compared to 2015. Although sales of industrial nitrates for traditional applications decreased, sales volumes of solar salts increased. We remain confident in the long-term prospects in the solar thermal energy storage market, and we expect annual sales volumes for 2017, 2018 and 2019 to be higher than sales volumes for 2016.

Production Process

Our integrated production process can be classified according to our natural resources:

•	Caliche ore deposits, which contain nitrates, iodine and potassium; and
•	Brines from the Salar de Atacama, which contain potassium, lithium, sulfate, boron and magnesium.

Caliche Ore Deposits

Caliche ore deposits are located in northern Chile. During 2016, the mining operation of SQM concentrated in I Region, working in the mining sector named NV Oeste y starting the activation of a new mining sector, located 15 km north-west of the industrial plant of Nueva Victoria, named Tente en el Aire. The concentrated mining operation allows to capture operational synergies, improving the productivity and reducing the cost of mining. Mining operations at the Pampa Blanca site, the El Toco mine (which is part of the María Elena site) and Pedro de Valdivia were suspended in March 2010, November 2013 and November 2015 respectively, in an effort to optimize our production facilities with lower production costs.

Caliche ore is found under a layer of barren overburden in seams with variable thickness from 20 centimeters to five meters, and with the overburden varying in thickness between 50 centimeters and 1.5 meters.

Before proper mining begins, the exploration stage is carried out, including complete geological reconnaissance, sampling and drilling caliche ore to determine the quality and characteristics of each deposit. Drill-hole samples are properly identified and tested at our chemical laboratories. With the exploration information on a closed grid pattern of drill holes, the ore evaluation stage provides information for mine planning purposes. Mine planning is done on a long-term basis (ten years), medium-term basis (three years) and short-term basis (one year). Once all of this information has been compiled, detailed planning for the exploitation of the mine takes place.

The mining process generally begins with bulldozers first breaking and then removing the overburden in the mining area. This process is followed by an inspection and review of the drill holes before production drilling and blasting occurs to break the caliche seams. Front-end loaders load the ore onto off-road trucks, which take it to be processed.

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The run of mine ore (ROM – Run of Mine) is loaded in heaps and leached with water to produce concentrated solutions containing nitrate, iodine and potassium. These solutions are then sent to plants where iodine is extracted through both solvent-extraction and blow out processes. The remaining solutions are subsequently sent to solar evaporation ponds where the solutions are evaporated and rich nitrate salts are produced. These concentrated nitrate salts are then sent to Coya Sur where they are used to produce potassium nitrate.

Currently, the Pedro de Valdivia and María Elena sites continue to generate solutions that are produced by leaching the mine tailings. These solutions are treated at the iodide plants at María Elena and Pedro de Valdivia. The iodide that is produced at the María Elena plant is subsequently sent to Pedro de Valdivia in order to produce prilled iodine. After iodide is obtained at both plants, the remaining solutions, which are rich in nitrate and potassium, are sent to the solar evaporation ponds at Coya Sur in order to be used in the production of potassium nitrate.

Caliche Ore-Derived Products

Caliche ore-derived products are: sodium nitrate, potassium nitrate, sodium potassium nitrate and iodine.

Sodium Nitrate

During 2016, sodium nitrate for both agricultural and industrial applications was produced from the inventory generated at the Pedro de Valdivia facility and subsequently processed at the Coya Sur plants. At the Pedro de Valdivia facility, it was produced until November 2015, generating inventory of more than 700.000 tons. As of December 2016, we had approximately 450,000 tons of sodium nitrate in inventory, which will allow us to produce finished nitrates for approximately three years. For subsequent production, we are in the process of adapting the crystallization plant at Pedro de Valdivia to be able to produce sodium nitrate using nitrate salts from our Nueva Victoria facility.

Crystallized sodium nitrate is an intermediate product that is subsequently processed further at the Coya Sur production plants to produce sodium nitrate, potassium nitrate and sodium potassium nitrate in different chemical and physical qualities, including crystallized and prilled products. Finally, the products are transported by railway or truck to our port facilities in Tocopilla for shipping to customers and distributors worldwide.

Potassium Nitrate

Potassium nitrate is produced at our Coya Sur facility using a production process developed by us. The brines generated by the leaching processes at Pedro de Valdivia and María Elena are pumped to Coya Sur’s solar evaporation ponds for a nitrate concentration process. After the nitrate concentration process, the brine is pumped to a conversion plant where potassium salts from the Salar de Atacama and nitrate and potassium salts produced at Nueva Victoria or Coya Sur, are added. A chemical reaction begins, producing brine with dissolved potassium nitrate. This brine is pumped to a crystallization plant, which crystallizes the potassium nitrate by cooling it and separating it from the liquid by centrifuge.

Our current potassium nitrate production capacity at Coya Sur is approximately 1,100,000 metric tons per year. Since the end of 2013, we have been working with external advisors to implement “lean” manufacturing in our potassium nitrate plants. We achieved complete implementation of “lean” manufacturing during 2015. The improvements we have achieved have enabled us to reduce costs, improve energy consumption, increase the production of potassium nitrate and decrease our accident rates. This method is based on increasing the involvement of our workers in decision-making, and strengthening the leadership of our production supervisors. The goal is to identify opportunities to improve the production process and reduce waste, on an ongoing basis.

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The potassium nitrate produced in crystallized or prilled form at Coya Sur has been certified by TÜV-Rheiland under the quality standard ISO 9001:2008. The potassium nitrate produced at Coya Sur is transported to Tocopilla for shipping and delivery to customers and distributors.

During 2016, the potassium nitrate refining plants entered into operation, allowing the production of a higher quality product with lower impurity content as required by the new market conditions. These new facilities enable integrated production at the plants of Coya Sur, allowing the Company to reuse rinsing solutions, and thereby reducing the total cost of production.

Sodium Potassium Nitrate

Sodium potassium nitrate is a mixture of approximately two parts sodium nitrate per one part potassium nitrate. We produce sodium potassium nitrate at our Coya Sur prilling facilities using standard, non-patented production methods we have developed. Crystallized sodium nitrate is mixed with the crystallized potassium nitrate to make sodium potassium nitrate, which is then prilled. The prilled sodium potassium nitrate is transported to Tocopilla for bulk shipment to customers.

The production process for sodium potassium nitrate is basically the same as that for sodium nitrate and potassium nitrate. With certain production restraints and following market conditions, we may supply sodium nitrate, potassium nitrate or sodium potassium nitrate, either in prilled or crystallized form.

Iodine and Iodine Derivatives

During 2015, we produced iodine at our facilities at Nueva Victoria (including the Iris facility) Pedro de Valdivia and María Elena. Iodine is extracted from solutions produced by leaching caliche ore.

As in the case of nitrates, the process of extracting iodine from the caliche ore is well established, but variations in the iodine and other chemical contents of the treated ore and other operating parameters require a high level of know-how to manage the process effectively and efficiently.

The solutions resulting from the leaching of caliche carry iodine in iodate form. Part of the iodate solution is reduced to iodide using sulfur dioxide, which is produced by burning sulfur. The resulting iodide is combined with the rest of the untreated iodate solution to release elemental iodine in low concentrations. The iodine is then extracted from the aqueous solutions and concentrated as iodide form using a solvent extraction and stripping plant in the Pedro de Valdivia and Nueva Victoria facilities and using a blow out plant in Iris. The concentrated iodide is oxidized to solid iodine, which is then refined through a smelting process and prilled. We have obtained patents in the United States and Chile (Chilean patent number 47,080) for our iodine prilling process.

Prilled iodine is tested for quality control purposes, using international standard procedures that we have implemented. It is then packed in 20 to 50 kilogram drums or 350 to 700 kilogram maxibags and transported by truck to Antofagasta, Mejillones, or Iquique for export. Our iodine and iodine derivatives production facilities have qualified under the ISO-9001:2008 program, providing third-party certification—by TÜV-Rheiland—of the quality management system. The last recertification process was approved in February 2011. Iodine from the Iris plant was certified under ISO-9001:2008 in April 2012.

Our total iodine production in 2016 was 8,542 metric tons: 7,744 metric tons from Nueva Victoria and Iris; 610 metric tons from Pedro de Valdivia; and 188 metric tons from María Elena. Nueva Victoria is also equipped to toll iodine from iodide delivered from our other facilities. We have the flexibility to adjust our production according to market conditions. Following the production facility restructuring at Pedro de Valdivia and Nueva Victoria we announced in 2015, our total current effective production capacity at our iodine production plants is approximately 10,000 metric tons per year.

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We use a portion of the iodine we produce to manufacture inorganic iodine derivatives, which are intermediate products used for manufacturing agricultural and nutritional applications, at facilities located near Santiago, Chile. We also produce inorganic and organic iodine derivative products together with Ajay, which purchases iodine from us. In the past, we have primarily sold our iodine derivative products in South America, Africa and Asia, while Ajay and its affiliates have primarily sold their iodine derivative products in North America and Europe.

In September 2010, CONAMA, currently known as the Environmental Evaluation Service, approved the environmental study of our Pampa Hermosa project in the Tarapacá Region of Chile. This approval allows us to increase the production capacity of our Nueva Victoria operations to 11,000 metric tons of iodine per year and to produce up to 1.2 million metric tons of nitrates, mine up to 37 million metric tons of caliche per year and use new water rights of up to 570.8 liters per second. In recent years, we have made investments in order to increase the water capacity in the Nueva Victoria operations from two water sources approved by the environmental study of Pampa Hermosa, expand the capacity of solar evaporation ponds, and implement new areas of mining and collection of solutions. Our current production capacity at Nueva Victoria is approximately 9,000 metric tons per year of iodine (including the Iris operations) and 700,000 metric tons per year of nitrates. Additional expansions may be done from time to time in the future, depending on market conditions.

Salar de Atacama Brine Deposits

The Salar de Atacama, located approximately 250 kilometers east of Antofagasta, is a salt-encrusted depression in the Atacama Desert, within which lies an underground deposit of brines contained in porous sodium chloride rock fed by an underground inflow from the Andes mountains. The brines are estimated to cover a surface of approximately 2,800 square kilometers and contain commercially exploitable deposits of potassium, lithium, sulfates and boron. Concentrations vary at different locations throughout the Salar de Atacama. Our production rights to the Salar de Atacama are pursuant to a lease agreement between CORFO and our subsidiary SQM Salar S.A. (the “Lease Agreement”), which expires in 2030. The Lease Agreement permits the CCHEN to establish a total accumulated extraction limit of 180,100 tons of lithium (958,672 tons of lithium carbonate equivalent) in the aggregate for all periods.

Brines are pumped from depths of 1.5 to 60 meters below surface, through a field of wells that are located in areas of the Salar de Atacama that contain relatively high concentrations of potassium, lithium, sulfate, boron and other minerals.

Products Derived from the Salar de Atacama Brines

The products derived from the Salar de Atacama brines are: potassium chloride, potassium sulfate, lithium carbonate, lithium hydroxide, lithium chloride, boric acid and bischofite (magnesium chloride).

Potassium Chloride

We use potassium chloride in the production of potassium nitrate. Production of our own supplies of potassium chloride provides us with substantial raw material cost savings. We also sell potassium chloride to third parties, primarily as a commodity fertilizer.

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In order to produce potassium chloride, brines from the Salar de Atacama are pumped to solar evaporation ponds. Evaporation of the brines results in a complex crystallized mixture of salts of potassium, sodium and magnesium. Waste sodium chloride salts are removed by precipitation. After further evaporation, the sodium and potassium salts are harvested and sent for treatment at one of the potassium chloride plants where potassium chloride is separated by a grinding, flotation, and filtering process. Potassium salts also containing magnesium are harvested and sent for treatment at one of the cold leach plants where magnesium is removed. Potassium chloride is transported approximately 300 kilometers to our Coya Sur facilities via a dedicated truck transport system, where it is used in the production of potassium nitrate. We sell potassium chloride produced at the Salar de Atacama in excess of our needs to third parties. All of our potassium-related plants in the Salar de Atacama currently have a nominal production capacity in excess of up to 2.6 million metric tons per year. Actual production capacity depends on volume, metallurgical recovery rates and quality of the mining resources pumped from the Salar de Atacama.

The by-products of the potassium chloride production process are (i) brines remaining after removal of the potassium chloride, which are used to produce lithium carbonate as described below, with the excess amount being reinjected into the Salar de Atacama; (ii) sodium chloride, which is similar to the surface material of the Salar de Atacama and is deposited at sites near the production facility and (iii) other salts containing magnesium chloride.

Lithium Carbonate and Lithium Chloride

After the production of potassium chloride, a portion of the brines remaining is sent to additional solar concentration ponds adjacent to the potassium chloride production facility. Following further evaporation, the remaining concentrated solution of lithium chloride is transported by truck to a production facility located near Antofagasta, approximately 230 kilometers from the Salar de Atacama. At the production facility, the solution is purified and treated with sodium carbonate to produce lithium carbonate, which is dried and then, if necessary, compacted and finally packaged for shipment. A portion of this purified lithium chloride solution is packaged and shipped to customers. The production capacity of our lithium carbonate facility is approximately 48,000 metric tons per year. Future production will depend on the actual volumes and quality of the lithium solutions sent by the Salar de Atacama operations, as well as prevailing market conditions. Our future production is also subject to the extraction limit of 180,100 tons of lithium (958,672 tons of lithium carbonate equivalent) in the aggregate for all periods of the Lease Agreement mentioned above.

Our lithium carbonate production quality assurance program has been certified by TÜV-Rheiland under ISO 9001:2000 since 2005 and under ISO 9001:2008 since October 2009.

Lithium Hydroxide

Lithium carbonate is sold to customers, and we also use it as a raw material for our lithium hydroxide facility, which started operations at the end of 2005. This facility has a production capacity of 6,000 metric tons per year and is located in the Salar del Carmen, adjacent to our lithium carbonate operations. In the production process, lithium carbonate is reacted with a lime solution to produce lithium hydroxide brine and calcium carbonate salt, which is filtered and piled in reservoirs. The brine is evaporated in a multiple effect evaporator and crystallized to produce the lithium hydroxide, which is finally filtered, dried and packaged for shipment to customers.

The lithium hydroxide production quality assurance program has been certified by TÜV-Rheiland under ISO 9001:2000 since 2007 and under ISO 9001:2008 since October 2009.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Potassium Sulfate and Boric Acid

Approximately 12 kilometers northeast of the potassium chloride facilities at the Salar de Atacama, we use the brines from the Salar de Atacama to produce potassium sulfate, potassium chloride (as a by-product of the potassium sulfate process) and, depending on market conditions, boric acid. The plant is located in an area of the Salar de Atacama where high sulfate and potassium concentrations are found in the brines. Brines are pumped to pre-concentration solar evaporation ponds where waste sodium chloride salts are removed by precipitation. After further evaporation, the sulfate and potassium salts are harvested and sent for treatment at the potassium sulfate plant. Potassium sulfate is produced using flotation, concentration and reaction processes, after which it is crystallized, filtered, dried, classicated and packaged for shipment.

Production capacity for the potassium sulfate plant is approximately 340,000 metric tons per year, of which approximately 95,000 metric tons correspond to potassium chloride production as by product of the potassium sulfate process. This capacity is part of the total nominal plant capacity of 2.6 million metric tons per year. In our dual plant complex we may switch, to some extent, between potassium chloride and potassium sulfate production. Part of the pond system in this area is also used to process potassium chloride brines extracted from the low sulfate concentration areas found in the salar.

The principal by-products of the production of potassium sulfate are: (i) non-commercial sodium chloride, which is deposited at sites near the production facility and (ii) remaining solutions, which are re-injected into the Salar de Atacama or returned to the evaporation ponds. The principal by-products of the boric acid production process are remaining solutions that are treated with sodium carbonate to neutralize acidity and then are reinjected into the Salar de Atacama.

Raw Materials

The main raw material that we require in the production of nitrate and iodine is caliche ore, which is obtained from our surface mines. The main raw material in the production of potassium chloride, lithium carbonate and potassium sulfate is the brine extracted from our operations at the Salar de Atacama.

Other important raw materials are sodium carbonate (used for lithium carbonate production and for the neutralization of iodine solutions), sulfuric acid, kerosene, anti-caking and anti-dust agents, ammonium nitrate (used for the preparation of explosives in the mining operations), woven bags for packaging our final products, electricity acquired from electric utilities companies, and liquefied natural gas and fuel oil for heat generation. Our raw material costs (excluding caliche ore and salar brines and including energy) represented approximately 13% of our cost of sales in 2016.

We have been connected to the northern power grid in Chile, which currently supplies electricity to most cities and industrial facilities in northern Chile, since April 2000. We have several electricity supply agreements signed with major producers in Chile, which are within the contract terms. Our electricity needs are primarily covered by the Electrical Energy Supply Agreement that we entered into with AES Gener S.A. (formerly known as Gener S.A.) on December 31, 2012. Pursuant to the terms of the Electrical Energy Supply Agreement, we are required to purchase an amount of electricity that exceeds the amount that we estimate we will need for our operations. The excess amount is sold at marginal cost, which could result in a material loss for us.

For the supply of liquefied natural gas, in 2013 and 2014 we had a contract with Solgas. For 2015 and 2016, we executed a supply contract with Endesa, primarily to serve our operations at the Salar del Carmen and Coya Sur.

We obtain ammonium nitrate, sulfuric acid, kerosene and soda ash from several large suppliers, mainly in Chile and the United States, under long-term contracts or general agreements, some of which contain provisions for annual revisions of prices, quantities and deliveries. Diesel fuel is obtained under contracts that provide fuel at international market prices.

We believe that all of our contracts and agreements with third-party suppliers with respect to our main raw materials contain standard and customary commercial terms and conditions.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Water Supply

We hold water rights for the supply of surface and subterranean water near our production facilities. The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, María Elena and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Nueva Victoria and Salar de Atacama facilities is obtained from wells near the production facilities. In addition, we buy water from third parties for our production processes at the Salar del Carmen lithium carbonate and lithium hydroxide plants, and we also purchase potable water from local utility companies. We have not experienced significant difficulties obtaining the necessary water to conduct our operations.

Research and Development, Patents and Licenses, Etc.

One of the main objectives of our research and development team is to develop new processes and products in order to maximize the returns obtained from the resources that we exploit. Our research is performed by three different units, whose research topics cover all of the processes involved in the production of our products, including chemical process design, phase chemistry, chemical analysis methodologies and physical properties of finished products.

Our research and development policy emphasizes the following: (i) optimizing current processes in order to decrease costs and improve product quality through the implementation of new technology, (ii) developing higher-margin products from current products through vertical integration or different product specifications and (iii) adding value to inventories.

Our research and development activities have been instrumental in improving our production processes and developing new value-added products. As a result of research and development activities, new methods of extraction, crystallization and finishing products have been developed. Technological advances in recent years have enabled us to improve process efficiency for the nitrate, potassium and lithium operations, improve the physical quality of our prilled products and reduce dust emissions and caking by applying specially designed additives to our products handled in bulk. Our research and development efforts have also resulted in new, value-added markets for our products. One example is the use of sodium nitrate and potassium nitrate as thermal storage in solar power plants.

We have patented several production processes for nitrate, iodine and lithium products. These patents have been filed mainly in the United States, Chile and in other countries when necessary. The patents used in our production processes include Chilean patent No. 47,080 for iodine (production of spherical granules of chemicals that sublime), Japanese patent No. 4,889,848 for nitrates (granular fertilizers) and patents Nos. 41,838 from Chile, 5393-B and 5391-B from Bolivia, AR001918B1 and AR001916B1 from Argentina and 5,676,916 and 5,939,038 from the U.S. for lithium (removal of boron from brines).

For the years ended December 31, 2015, 2014 and 2013, we invested US$4.4 million, US$7.4 million and US$9.2 million, respectively, in research and development activities.

Licenses, Franchises, and Royalties

We do not have contracts that give rise to an obligation for the Company to make payments for licenses, franchises or royalties in any of our business lines, other than payments provided for in the Royalty Law.

We have subscribed purchase option contracts for mining concessions such that, in the event that third parties exercise the respective option, we have the right to receive royalty payments as a result of the exploitation of such concessions.

See section 3)D) Description of Business Environment: Property and Facilities for information about our concessions.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

3) d) Description of Business Environment: Property and Facilities

We carry out our operations through the use of mining rights, production facilities and transportation and storage facilities. Discussion of our mining rights is organized below according to the geographic location of our mining operations. Our caliche ore mining interests are located throughout the valley of the Tarapacá and Antofagasta regions of northern Chile (in a part of the country known as “el Norte Grande”). From caliche ore, we produce products based on nitrates and iodine, and caliche also contains concentrations of potassium. Our mining interests in the brine deposits of the Salar de Atacama are found within the Atacama Desert, in the eastern region of el Norte Grande. From these brines we produce products based on potassium, sulfate, lithium and boron.

The map below shows the location of our principal mining operations and the exploitation and exploration mining concessions that have been granted to us, as well as the mining properties that we lease from Corfo:

3) DESCRIPTION OF BUSINESS ENVIRONMENT

ARICA
XV Region
I Region
IQUIQUE
Nueva Victoria
TOCOPILLA
II Region
Maria Elena
Coya Sur
Pedro de Valdivia
CALAMA
Salar de Atacama
SALAR DE ATACAMA
Pampa Blanca
ANTOFAGASTA
Salar del Carmen
TALTAL
Republica de Chile
100 kilometers
SQM FACILITIES - MINES
EXPLOITATION CONCESSIONS
EXPLORATION CONCESSIONS
EXPLOITATION CONCESSIONS LEASED TO CORFO
CITIES AND TOWNS
N
S
E
W

MAP OF SQM's PRINCIPAL MINING FACILITIES
AND LAND COVERED BY CONCESSIONS

Scale: 1:3.500.000

0 12,525 50 75 100 Kilometers

Date : December 31, 2016

Susana Tania Alejandra Sandoval Ponce
Responsible Engineer

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Mining Concessions

Mining Concessions for the Exploration and Exploitation of Caliche Ore Mining Resources

We hold our mining rights pursuant to mining concessions for exploration and exploitation of mining resources that have been granted pursuant to applicable law in Chile:

(1)	“Mining Exploitation Concessions”: entitle us to use the land in order to exploit the mineral resources contained therein on a perpetual basis, subject to annual payments to the Chilean government.

(2)	“Mining Exploration Concessions”: entitle us to use the land in order to explore for and verify the existence of mineral resources for a period of two years, at the expiration of which the concession may be extended one time only for two additional years, if the area covered by the concession is reduced by half. We may alternatively request an exploitation concession in respect of the area covered by the original exploration concession, which must be made within the timeframe established by the original exploration concession.

A Mining Exploration Concession is generally obtained for purposes of evaluating the mineral resources in a defined area. If the holder of the Mining Exploration Concession determines that the area does not contain commercially exploitable mineral resources, the Mining Exploration Concession is usually allowed to lapse. An application also can be made for a Mining Exploitation Concession without first having obtained a Mining Exploration Concession for the area involved.

As of December 31, 2016, the surface area covered by Mining Exploitation Concessions that have been granted in relation to the caliche resources of SQM S.A.’s mining sites corresponds to approximately 569,323 hectares. In addition, as of December 31, 2016, the surface area covered by Mining Exploration Concessions in relation to the caliche resources of SQM S.A.’s mining sites corresponds to approximately 6,800 hectares. We have not requested additional mining rights.

Mining Concessions for the Exploitation of Brines at the Salar de Atacama

As of December 31, 2016, our subsidiary SQM Salar held exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources of 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally modify the Lease Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the mining exploitation concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030.

Under the terms of the Salar de Atacama project agreement between Corfo and SQM Salar (the “Project Agreement”), Corfo has agreed that it will not permit any other person to explore, exploit or mine any mineral resources in the approximately 140,000 hectares area of the Salar de Atacama mentioned above. The Project Agreement expires on December 31, 2030.

SQM Salar holds an additional 254,940 hectares of constituted Mining Exploitation Concessions in areas near the Salar de Atacama, which correspond to mining reserves that have not been exploited. SQM Salar also holds Mining Exploitation Concessions that are in the process of being granted covering 72,178 hectares in areas near the Salar de Atacama.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

In addition, as of December 31, 2016, SQM Salar held constituted Mining Exploration Concessions covering approximately 68,400 hectares and had applied for additional Mining Exploration Concessions of approximately 2,600 hectares. Exploration rights are valid for a period of two years, after which we can (i) request a Mining Exploitation Concession for the land, (ii) request an extension of the Mining Exploration Concession for an additional two years (the extension only applies to a reduced surface area equal to 50% of the initial area) or (iii) allow the concession to expire.

According to the terms of the Lease Agreement, with respect to lithium production, the CCHEN has established a total accumulated extraction limit set at 180,100 tons of lithium (958,672 tons of lithium carbonate equivalent) in the aggregate for all periods while the Lease Agreement is in force. More than halfway through the term of the Lease Agreement, we have extracted approximately 59% of the total accumulated extraction limit of lithium.

In May 2014, Corfo initiated arbitration proceedings against SQM Salar. For more information, see section 3) E) Description of Business Environment: Risk Factors.

Concessions Generally

As of December 31, 2016, approximately 96% of SQM’s mining interests were held pursuant to Mining Exploitation Concessions and 4% pursuant to Mining Exploration Concessions. Of the Mining Exploitation Concessions, approximately 93% already have been granted pursuant to applicable Chilean law, and approximately 7% are in the process of being granted. Of the Mining Exploration Concessions, approximately 96% already have been granted pursuant to applicable Chilean law, and approximately 4% are in the process of being granted.

In 2016, we made payments of approximately US$7.2 million to the Chilean government for Mining Exploration and Exploitation Concessions, including the concessions we lease from Corfo. These payments do not include the payments we made directly to Corfo pursuant to the Lease Agreement, according to the percentages of the sales price of products produced using brines from the Salar de Atacama.

The following table shows the constituted Mining Exploitation and Exploration Concessions held by SQM S.A., including the mining properties we lease from Corfo, as of December 31, 2016:

	Exploitation Concessions		Exploration Concessions		Total
Region of Chile	Total Number	Hectares	Total Number	Hectares	Total Number	Hectares
Region I	2,820	538,454	58	24,600	2,878	560,054
Region II	9,011	2,372,895	302	96,200	9,313	2,469,095
Region III and others	406	97,768	31	10,300	437	108,068
Total	12,237	3,009,117	391	131,100	12,628	3,140,217

The majority of the Mining Exploitation Concessions held by SQM were requested primarily for non-metallic mining purposes. However, a small percentage of our Mining Concessions were requested for metallic mining purposes. The annual payment to the Chilean government for this group of concessions is higher.

Geological studies over mining properties that were requested primarily for non-metallic mining purposes may show that the concession area is of interest for metallic mining purposes, in which case we must inform the Sernageomin, indicating that the type of substance contained by such Mining Concessions has changed, for purposes of the annual payment for these rights.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Caliche: Facilities and Reserves

Caliche: Facilities

During 2016, caliche ore mining operations were focused in the first region of Chile, and our Nueva Victoria mine was exploited. In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria. Operations at the Pampa Blanca site were suspended in 2010, and operations at the María Elena site were suspended in October 2013.

María Elena

The María Elena mine and facilities, named El Toco, are located 220 kilometers northeast of Antofagasta and are accessible by highway. Until February 2010, caliche was used at this facility to produce nitrates and iodine through vat leaching. Subsequently, these facilities were equipped to produce nitrates and iodine through the use of heap leaching and solar evaporation ponds. Heap leaching operations at this site were suspended in October 2013. During 2014 and 2015, we have continued to produce solutions rich in iodine and nitrates by leaching the mine tailings. These solutions are treated at the iodide plant at María Elena, and subsequently the prilled iodine is produced at Pedro de Valdivia. The main production facilities at this site include the operations center located at El Toco and the iodide plant located at María Elena. The area mined until operations were suspended is located approximately 14 kilometers north of the María Elena production facilities. Electricity and fuel oil are the primary sources of power for this operation.

Nueva Victoria

The Nueva Victoria mine and facilities are located 180 kilometers north of María Elena and are accessible by highway. Since 2007, the Nueva Victoria mine includes the mining properties Soronal, Mapocho and Iris. At this site, we use caliche to produce nitrates and rich in nitrate salts, through heap leaching and the use of solar evaporation ponds. The main production facilities at this site include the operation centers for the heap leaching process, the iodide and iodine plants at Nueva Victoria and Iris and the evaporation ponds at the Sur Viejo sector of the site. The areas currently being mined are located approximately 4 kilometers northeast of Nueva Victoria. Solar energy and electricity are the primary sources of power for this operation.

Pampa Blanca

The mining facilities at Pampa Blanca, which is located 100 kilometers northeast of Antofagasta, have been suspended since March 2010. At this site, we used caliche to produce nitrates and iodine through heap leaching and the use of solar evaporation ponds. The main production facilities at this site included the operation centers for the heap leaching system and the iodide plant. Electricity was the primary source of power for this operation.

Pedro de Valdivia

The Pedro de Valdivia mine and facilities are located 170 kilometers northeast of Antofagasta and are accessible by highway. At this site, we used caliche to produce nitrates and iodine through vat leaching and solar evaporation ponds. The main production facilities at this site include the crushing, vat leaching, fines processing, iodide and iodine plants. In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced. Electricity, natural gas and fuel oil are the primary sources of power for this operation.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Caliche: Reserves

Our in-house staff of geologists and mining engineers prepares our estimates of caliche ore reserves. The Proven and Probable Reserve figures presented below are estimates, and may be subject to modifications due to natural factors that affect the distribution of mineral grades, which would, in turn, modify the recovery of nitrate and iodine. Therefore, no assurance can be given that the indicated levels of recovery of nitrates and iodine will be realized.

We estimate ore reserves based on evaluations, performed by engineers and geologists, of assay values derived from sampling of drill-holes and other openings. Drill-holes have been made at different space intervals in order to recognize mining resources. Normally, we start with 400x400 meters and then we reduce spacing to 200x200 meters, 100x100 meters and 50x50 meters. The geological occurrence of caliche ore is unique and different from other metallic and non-metallic minerals. Caliche ore is found in large horizontal layers at depths ranging from one to four meters and has an overburden between zero and two meters. This horizontal layering is a natural geological condition and allows the Company to estimate the continuity of the caliche bed based on surface geological reconnaissance and analysis of samples and trenches. Mineral resources can be calculated using the information from the drill-hole sampling.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological, metallurgical and technological evidence.

A Measured Resource is the part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. The estimate is based on detailed exploration, sampling and testing information gathered through appropriate sampling techniques from locations such as outcrops, trenches, and exploratory drill holes.

An Indicated Mineral Resource is the part of a Mineral Resource for which tonnage, densities, shape, physical characteristics grade and mineral content can be estimated with a reasonable level of confidence. The estimate is based on detailed exploration, sampling and testing information gathered through appropriate sampling techniques from locations such as outcrops, trenches and exploratory drill holes.

According to our experience in caliche ore, the grid pattern drill-holes with spacing equal to or less than 100 meters produce data on the caliche resources that is sufficiently defined to consider them Measured Resources and then, adjusting for technical, economic and legal aspects, as Proven Reserves. These reserves are obtained using the Kriging Method and the application of operating parameters to obtain economically profitable reserves.

Similarly, the information obtained from detailed geologic work and samples taken from grid pattern drill-holes with spacing equal to or less than 200 meters can be used to determine Indicated Resources. By adjusting such Indicated Resources to account for technical, economic and legal factors, it is possible to calculate Probable Reserves. Probable Reserves are calculated by using a polygon-based methodology and have an uncertainty or margin of error greater than that of Proven Reserves. However, the degree of certainty of Probable Reserves is high enough to assume continuity between points of observation.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Proven Reserves are the economically mineable part of a Measured Resource. The calculation of the reserves includes the application of mining parameters including maximum overburden, minimum thickness of caliche ore, stripping ratio, cutoff grade and application of dilution factors to the grade values. Appropriate assessments, including pre-feasibility studies or feasibility studies, have been carried out and include consideration of metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Probable Reserves are the economically mineable part of an Indicated Resource and in some cases a Measured Resource. The calculation of the reserves includes the application of mining parameters including maximum overburden, minimum thickness of caliche ore, stripping ratio, cutoff grade and application of dilution factors to the grade values. Appropriate assessments, including pre-feasibility studies, have been carried out or are in process and include consideration of metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

The estimates of Proven Reserves of caliche ore at each of our mines as of December 31, 2016 are set forth below. The Company holds 100% of the concession rights for each of these mines.

Mine	Proven Reserves (1) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade Average for Mine (2)
Pedro de Valdivia (3)	109.0	7.1%	377	Nitrate 6.0%
María Elena (4)	83.3	7.2%	436	Iodine 300 ppm
Pampa Blanca	54.7	5.7%	538	Iodine 300 ppm
Nueva Victoria (5)	377.7	6.4%	430	Iodine 300 ppm

In addition, the estimates of our Probable Reserves of caliche ore at each of our principal mines as of December 31, 2016, are as follows:

Mine	Probable Reserves (6) (millions of metric tons)	Nitrate Average Grade (percentage by weight)	Iodine Average Grade (parts per million)	Cutoff Grade (3)
Pedro de Valdivia (3)	334.7	7.3%	421	Nitrate 6.0%
María Elena (4)	148.8	7.2%	381	Iodine 300 ppm
Pampa Blanca	464.6	5.7%	540	Iodine 300 ppm
Nueva Victoria (5)	1,020.7	5.3%	421	Iodine 300 ppm

Notes on Reserves:

(1)	The Proven Reserves set forth in the table above are shown before losses related to exploitation and mineral treatment. Proven Reserves are affected by mining exploitation methods, which result in differences between the estimated reserves that are available for exploitation in the mining plan and the recoverable material that is finally transferred to the leaching vats or heaps. The average mining exploitation factor for each of our different mines ranges between 80% and 90%, whereas the average global metallurgical recoveries of processes for nitrate and iodine contained in the recovered material vary between 60% and 70%.
(2)	The cutoff grades for the Proven and Probable Reserves vary according to the objectives of each mine. These amounts correspond to the averages of the different areas.
(3)	The 39% decrease in the Proven Reserves at Pedro de Valdivia is the result of the change of category from Proven Reserves to Probable Reserves under the new market conditions.
(4)	The 15% decrease in Proven Reserves at Maria Elena is the result of recategorization from Proven Reserves to Probable Reserves under the new market conditions.
(5)	The 16% increase in the Proven Reserves at Nueva Victoria is the result of recategorization from Proven Reserves to Probable Reserves.
(6)	Probable Reserves can be expressed as Proven Reserves using a conversion factor, only for purposes of obtaining a projection to be used for long-term planning purposes. On average, this conversion factor is higher than 60%, depending on geological conditions and caliche ore continuity, which vary from mine to mine (Pedro de Valdivia 60%, María Elena 50%, Pampa Blanca 70% and Nueva Victoria 60%).

The complete technical supporting documentation for the information set forth in the table above is contained in the report “Methodology, Procedure, and Classification of SQM’s Nitrate and Iodine Resources and Reserves for the Year 2016,” which was prepared by the geologist Vladimir Tejerina and other engineering professionals employed by SQM and validated by Competent Persons Mr. Sergio Alarcón and Mr. Orlando Rojas.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Mr. Sergio Alarcón is a geologist with more than 30 years of experience in the field. He is currently employed by SQM as a Geology Supervisor. Mr. Alarcón is a Competent Person (Persona Competente), as that term is defined under Chilean Law No. 20,235, known as the Law that Regulates the Position of Competent Person and Creates the Qualifying Committee for Competencies in Mining Resources and Reserves (Ley que Regula la Figura de las Personas Competentes y Crea la Comisión Calificadora de Competencias de Recursos y Reservas Mineras or “Competent Person Law”). He is registered under No. 164 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a geologist with both metallic and non-metallic deposits, with vast experience in the latter.

Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Renato Sánchez No. 3357, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 39 years since graduating from university, including more than 33 years working on estimates for reserves and resources.

Copies of the certificates of qualified competency issued by the Chilean Mining Commission are presented below:

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Comisión Calificadora de Competencias en Recursos y Reservas Mineras

CERTIFICATE OF QUALIFIED COMPETENCY

The Chilean **Comisión Calificadora de Competencias en Recursos y Reservas Mineras**[1], certifies that Mr. **Sergio Alarcón Rubilar,** National Id. Nr 8.678.370-3, Geologist, is registered in the Public Registry of Competent Persons in Mining Resources and Reserves from March 2012, under Nr. 0164, with specialization in **Geology,** and that her competencies and experience as a Competent Person allow her to inform and report on mineral resources and reserves

The Chilean Mining Commission issued this certificate at the request of Mr. Alarcón to present:

UNITED STATES - SECURITIES AND EXCHANGE COMMISSION
FORM 20-F, for the fiscal year ended December 31, 2016

pp.
Gladys Hernández
Executive Secretary

CERTIFICACION DE PERSONAS COMPETENTES

Santiago, March 07, 2017
CM – 573 – 03 2017

Information:

a. **The Certificate of Qualified Competency** proves the validity of the party's competencies to inform or report about a specific matter or subject in the context of mining resources and reserves in accordance with the competencies and experience of a Competent Person.

b. **Law No. 20.235 , Article 18°** : For the preparation of the technical and public reports, the Competent Persons must adhere strictly to the rules, regulations, criteria and procedures established in the Code, and likewise to all other rules of technical character that the Mining Commission enacts using their legal faculties."

c. **Application of CH 20.235 code** and use of this certificate is the sole responsibility of the person concerned , according to the technical criteria and ethical standards set forth in Law No. 20,235.

d. For all legal purposes, the Certificate of Good Standing shall be valid only for the management requested

---

[1] The **Comisión Calificadora de Competencias en Recursos y Reservas Mineras** is a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) that groups the organizations of Australia (JORC), Canada (Instrument 43-101), South Africa (SAMREC), U.S.A. (Society of Mining Engineers), Europe (PanEuropean Code), Russia (NAEN), Mongolia (MRC), Brazil (CBRR) and Kazakhstan (KAZRCA), which respond to a common international ruling to inform and report exploration prospects, mining resources and reserves.

SONAMI CONSEJO MINERO COLEGIO DE INGENIEROS DE CHILE A.G.

Luis Thayer Ojeda 166, oficina 706, Providencia - Santiago de Chile - Teléfonos (56) 222 345 134 – 222 343 016

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Comisión Calificadora de Competencias en Recursos y Reservas Mineras

CERTIFICATE OF QUALIFIED COMPETENCY

The Chilean **Comisión Calificadora de Competencias en Recursos y Reservas Mineras**[1], certifies that Mr. **Orlando Rojas Vercelotti**, National **Id**. Nr 6.209.299-8, Mining Engineer, is registered in the Public Registry of Competent Persons in Mining Resources and Reserves from August 2011, under Nr. 0118, with specialization in **Mining**, and that her competencies and experience as a Competent Person allow her to inform and report on mineral resources and reserves

The Chilean Mining Commission issued this certificate at the request of Mr. Rojas to present:

UNITED STATES - SECURITIES AND EXCHANGE COMMISSION
FORM 20-F, for the fiscal year ended December 31, 2016

pp.
Gladys Hernandez
Executive Secretary

CERTIFICACION DE PERSONAS COMPETENTES

Santiago, March 07, 2017
CM - 575 - 03 2017

Information:

a. **The Certificate of Qualified Competency** proves the validity of the party's competencies to inform or report about a specific matter or subject in the context of mining resources and reserves in accordance with the competencies and experience of a Competent Person.

b. **Law No. 20.235 , Article 18°** : For the preparation of the technical and public reports, the Competent Persons must adhere strictly to the rules, regulations, criteria and procedures established in the Code, and likewise to all other rules of technical character that the Mining Commission enacts using their legal faculties."

c. **Application of CH 20.235 code** and use of this certificate is the sole responsibility of the person concerned , according to the technical criteria and ethical standards set forth in Law No. 20,235.

d. For all legal purposes, the Certificate of Good Standing shall be valid only for the management requested.

---

[1] The **Comisión Calificadora de Competencias en Recursos y Reservas Mineras** is a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) that groups the organizations of Australia (JORC), Canada (Instrument 43-101), South Africa (SAMREC), U.S.A. (Society of Mining Engineers), Europe (PanEuropean Code), Russia (NAEN), Mongolia (MRC), Brazil (CBRR) and Kazakhstan (KAZRCA), which respond to a common international ruling to inform and report exploration prospects, mining resources and reserves.

CONSEJO MINERO   COLEGIO DE INGENIEROS DE CHILE A.G.

Luis Thayer Ojeda 166, oficina 706, Providencia - Santiago de Chile - Teléfonos (56) 222 345 134 - 222 343 016

3) DESCRIPTION OF BUSINESS ENVIRONMENT

The proven and probable reserves shown above are the result of the evaluation of approximately 21.34% of the total caliche-related mining property of our Company. However, we have explored more intensely the areas in which we believe there is a higher potential of finding high-grade caliche ore minerals. The remaining 78.66% of this area has not been explored or has had limited reconnaissance, which is not sufficient to determine the sources of potential and hypothetical resources. In 2016, we did not carry out basic reconnaissance of new mining properties. With respect to detailed explorations, in 2016, we carried out recategorizations of indicated resources in the NVWS (“Nueva Victoria West South”), and Franja West sectors, totaling 1,575.64 hectares, which is still in process. Our 2017 exploration program includes the exploration of Tente en el Air section, which totals 687 hectares. The reserves shown in these tables are calculated based on properties that are not involved in any legal disputes between SQM and other parties.

Caliche ore is the key raw material used in the production of iodine, specialty plant nutrients and industrial chemicals. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2016		2015		2014
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Iodine and Derivatives	17%	US$23/kg	30%	US$28/kg	42%	US$38/kg
Specialty Plant Nutrition	23%	US$742/ton	29%	US$784/ton	21%	US$806/ton
Industrial Chemicals	35%	US$808/ton	27%	US$770/ton	40%	US$812/ton

We maintain an ongoing program of exploration and resource evaluation on the land surrounding the mines at Nueva Victoria, Pedro de Valdivia, María Elena, Pampa Blanca and other sites for which we have the appropriate concessions.

Brines from the Salar de Atacama: Facilities and Reserves

Salar de Atacama: Facilities

Salar de Atacama

Our facilities at the Salar de Atacama are located 208 kilometers to the east of the city of Antofagasta and 188 kilometers to the southeast of the city of María Elena. At this site we use brines extracted from the salar to produce potassium chloride, potassium sulfate, boric acid, magnesium chloride salts and lithium solutions, which are subsequently sent to our lithium carbonate plant at the Salar del Carmen for processing. The main production plants at this site include the potassium chloride flotation plants (MOP-H I and II), potassium sulfate flotation plant (SOP-H), boric acid plant (ABO), potassium chloride drying plant (MOP-S) potassium chloride compacting plant (MOP-G) potassium sulfate drying plant (SOP-S) and potassium sulfate compacting plant (SOP-G). Solar energy is the primary energy source used for the Salar de Atacama operations.

Salar de Atacama: Reserves

Our in-house staff of hydro-geologists and and geologists prepares our estimates of the reserve base of potassium, sulfate, lithium and boron dissolved in brines at the Salar de Atacama. We have exploitation concessions covering an area of 81,920 hectares, in which we have carried out geological exploitation, brine sampling and geostatistical analysis. We estimate that our proven and probable reserves as of December 31, 2016, based on economic restrictions, geological exploitation, brine sampling and geostatistical analysis up to a depth of 100 meters of our total exploitation concessions, and additionally, up to a depth of 300 meters over approximately 47% of the same total area, are as follows:

3) DESCRIPTION OF BUSINESS ENVIRONMENT

	Proven Reserves (1)	Probable Reserves (1)	Total Reserves
	(millions of metric tons)	(millions of metric tons)	(millions of metric tons)
Potassium (K+) (2)	54.62	39.00	90.62
Sulfate (SO4-2) (3)	47.82	37.06	84.88
Lithium (Li+) (4)	4.89	3.17	8.06
Boron (B3+) (5)	1.76	1.26	3.02

Notes on reserves:

(1)	Metric tons of potassium, sulfate, lithium and boron considered in the proven and probable reserves are shown before losses from evaporation processes and metallurgical treatment. The recoveries of each ion depend on both brine composition and the process applied to produce the desired commercial products.

(2)	Recoveries for potassium vary from 47% to 77%.

(3)	Recoveries for sulfate vary from 27% to 45%.

(4)	Recoveries for lithium vary from 28% to 40%.

(5)	Recoveries for boron vary from 28% to 32%.

The information set forth in the table above was validated in February 2017 by Messrs. Álvaro Henríquez and Orlando Rojas using information that was prepared by SQM’s hydrogeologists, geologists and engineers and external advisors.

Mr. Henríquez is a geologist with more than 13 years of experience in the field of hydrogeology. He is currently employed by SQM as Superintendent of Hydrogeology, in the Salar Hydrogeology department. He is a Competent Person and is registered under No. 226 in the Public Registry of Competent Persons in Mining Resources and Reserves, in accordance with the Competent Person Law. As a hydrogeologist he has evaluated multiple brine-based projects and has experience evaluating resources and reserves.

Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Renato Sánchez No. 3357, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 38 years since graduating from university, including more than 32 years working on estimates for reserves and resources.

A copy of the certificate of qualified competency issued by the Chilean Mining Commission for Mr. Rojas is provided in the previous section. A copy of the certificate of qualified competency issued by the Chilean Mining Commission for Mr. Henríquez is provided below:

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Comisión Calificadora de Competencias en Recursos y Reservas Mineras

CERTIFICATE OF QUALIFIED COMPETENCY

The Chilean **Comisión Calificadora de Competencias en Recursos y Reservas Mineras**[1], certifies that Mr. **Álvaro Henríquez Salazar,** National Id. Nr 13.233.759-4, Geologist, is registered in the Public Registry of Competent Persons in Mining Resources and Reserves from October 2013, under Nr. 0226, with specialization in **Geology,** and that her competencies and experience as a Competent Person allow her to inform and report on mineral resources and reserves

The Chilean Mining Commission issued this certificate at the request of Mr. Henríquez to present:

UNITED STATES - SECURITIES AND EXCHANGE COMMISSION
FORM 20-F, for the fiscal year ended December 31, 2016

pp.
Gladys Hernández
Executive Secretary

CERTIFICACIÓN DE PERSONAS COMPETENTES

Santiago, March 07, 2017
CM - 574 - 03 2017

Information:

a. **The Certificate of Qualified Competency** proves the validity of the party's competencies to inform or report about a specific matter or subject in the context of mining resources and reserves in accordance with the competencies and experience of a Competent Person.

b. **Law No. 20.235 , Article 18°** : For the preparation of the technical and public reports, the Competent Persons must adhere strictly to the rules, regulations, criteria and procedures established in the Code, and likewise to all other rules of technical character that the Mining Commission enacts using their legal faculties."

c. **Application of CH 20.235 code** and use of this certificate is the sole responsibility of the person concerned , according to the technical criteria and ethical standards set forth in Law No. 20,235.

d. For all legal purposes, the Certificate of Good Standing shall be valid only for the management requested.

---

[1] The **Comisión Calificadora de Competencias en Recursos y Reservas Mineras** is a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) that groups the organizations of Australia (JORC), Canada (Instrument 43-101), South Africa (SAMREC), U.S.A. (Society of Mining Engineers), Europe (PanEuropean Code), Russia (NAEN), Mongolia (MRC), Brazil (CBRR) and Kazakhstan (KAZRCA), which respond to a common international ruling to inform and report exploration prospects, mining resources and reserves.

CONSEJO MINERO
COLEGIO DE INGENIEROS DE CHILE A.G.

Luis Thayer Ojeda 166, oficina 706, Providencia - Santiago de Chile - Teléfonos (56) 222 345 134 - 222 343 016

3) DESCRIPTION OF BUSINESS ENVIRONMENT

A cutoff grade of 1% K is used in the calculation, considering a low margin scenario using only MOP-S as and using diluted brine with higher levels of contaminants as the raw material and with recovery yields of approximately 47%, which is on the lower end of the range. In this scenario, considering current market conditions and market conditions from recent years, the production cost of MOP production is still competitive.

The cutoff grade for lithium extraction is set at 0.05% Li. The cost of the process is competitive in the market despite a small cost increase due to the expansions in the evaporation area (to reach the required Li concentration) and to the use of additives to maintain the quality of the brine that is used to feed the plant.

The proven and probable reserves are based on production experience, drilling, brine sampling and geo-statistic reservoir modeling in order to estimate brine volumes and their composition. We calculate the reserve base, which is the volume of brine effectively drainable or exploitable in each evaluation unit, by building a three-dimensional block model. The following variables are used to populate the model:

•	Porosity: obtained from measurements of drainable porosity in core rocks, test pumping data, geophysical records and changes in the level of the brine. The volume of brine is estimated on the basis of the interpolation of the drainable porosity data.
•	Grades: The brine chemistry is subjected to an exploratory data analysis and a variographic analysis, in order to determine the chemical populations in the Salar. Subsequently, the grades are interpolated using the Kriging method.

Based on the chemical characteristics, the volume of brine and drainable porosity, we determine the number of metric tons for each of the chemical ions being evaluated.

Reserves are defined as those geographical blocks which belong to properly identified hydrogeological units with proven historical brine yield production, and a quality and piezometric brine monitoring network to control brine evolution over time. Reserve classification is finally achieved by using the geostatistical estimation error and hydrogeological knowledge of the units that have been explored, as an indicator between proven and probable reserves.

Probable reserves and inferred resources are being explored in order to be able to reclassify them as proven reserves and indicated or measured resources, respectively. This exploration includes systematic packer testing, chemical brine sampling and long-term pilot production pumping tests.

We consider chemical parameters to determine the process to be applied to the brines. These parameters are used to estimate potential restrictions on production yields, and the economic feasibility of producing such commercial products as potassium chloride, potassium sulfate, lithium carbonate and boric acid is determined on the basis of the evaluation.

Complementing the reserves information, SQM has an environmental impact assessment (RCA 226/06) which defines a maximum brine extraction per year until the end of the Lease Agreement (in the year 2030). Considering the maximum brine production rates, and including reinjection factors, we have performed several hydrogeological numeric simulations to estimate changes in the volume and quality of the brine during the life of the project. This procedure allows us to estimate an amount of 30.93 metric tons of potassium out of our environmentally approved reserves, which is considered to be a fraction of the proven and probable reserves previously defined.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Brines from the Salar de Atacama are the key raw material used in the production of potassium chloride and potassium sulfate, and lithium and its derivatives. The following gross margins for the business lines specified were calculated on the same basis as cut off grades used to estimate our reserves. We expect costs to remain relatively stable in the near future.

	2016		2015		2014
	Gross Margin	Price	Gross Margin	Price	Gross Margin	Price
Potassium Chloride and Potassium Sulfate	11%	US$263/ton	29%	US$346/ton	28%	US$375/ton
Lithium and Derivatives	66%	US$10,362/ton	51%	US$5,762/ton	42%	US$5,235/ton

Other Production Facilities

Coya Sur

The Coya Sur site is located approximately 15 kilometers south of María Elena, and production activities undertaken there are associated with the production of potassium nitrate and finished products. The main production plants at this site include four potassium nitrate plants with a total capacity of 1,100,000 metric tons per year. There are also five production lines for crystallized nitrates, with a total capacity of 1,200,000 metric tons per year, and a prilling plant with a capacity of 320,000 metric tons per year. The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity. Natural gas is the main source of energy for our Coya Sur operation.

Salar del Carmen

The Salar del Carmen site is located approximately 14 kilometers to the east of Antofagasta. The production plants at this facility include the lithium carbonate plant, with a production capacity of 48,000 metric tons per year, and the lithium hydroxide plant, with a production capacity of 6,000 metric tons per year. Electricity and natural gas are the main sources of energy for our Salar del Carmen operation.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

The following table provides a summary of our production facilities:

Facility	Type of Facility	Approximate Size (hectares) (1)	Nominal Production Capacity (thousands of metric tons/year)	Weighted Average Age (years) (2)	Gross Book Value (millions of US$) (2)
Coya Sur (3) (4)	Nitrates production	1,518	Potassium nitrate: 1,000 Crystallized nitrates: 1,200 Prilled nitrates: 320	9.0	533.0
María Elena (5) (6)	Nitrates and iodine production	35,830	Nitrates: n/a Iodine: 1.6 Prilled nitrates: 300	13.5	432.8
Nueva Victoria (5) (7)	Concentrated nitrate salts and iodine production	47,492	Iodine: 9.0	7.8	455.2
Pampa Blanca (5) (7) (8)	Concentrated nitrate salts and iodide production	10,441	Nitrates: n/a Iodine: n/a	7.8	7.2
Pedro de Valdivia (3) (7) (9)	Nitrates and iodine production	253,880	Nitrates: n/a Iodine: 3.2	12.4	217.8
Salar de Atacama (3) (10)	Potassium chloride, potassium sulfate, lithium chloride, and boric acid production	35,911	Potassium chloride: 2,680 Potassium sulfate: 245 Boric acid: 15	12.1	1,525.6
Salar del Carmen, Antofagasta (3)	Lithium carbonate and lithium hydroxide production	126	Lithium carbonate: 48 Lithium hydroxide: 6	8.5	178.4
Tocopilla (11)	Port facilities	22	-	12.6	164.5

(1)	Approximate size considers both the production facilities and the mine for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama. Mining areas are those authorized for exploitation by the environmental authority and/or Sernageomin.
(2)	Weighted average age and gross book value correspond to production facilities, excluding the mine, for María Elena, Nueva Victoria, Pampa Blanca, Pedro de Valdivia and the Salar de Atacama.
(3)	Includes production facilities and solar evaporation ponds.
(4)	The potassium nitrate produced at Coya Sur is an intermediate product that is used as a raw material for the production of finished products (crystallized nitrates and prilled nitrates). Therefore, the production capacities listed above are not independent of one another and cannot be added together to obtain an overall total capacity.
(5)	Includes production facilities, solar evaporation ponds and leaching heaps.
(6)	Operations at the El Toco mine at María Elena were suspended in November 2013.
(7)	The nominal production capacity for iodine considers the capacity of our plants. The effective capacity is 10,000 metric tons per year.
(8)	Operations at Pampa Blanca were suspended in March 2010.
(9)	In November 2015, the mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria.
(10)	Potassium chloride and potassium sulfate are produced in a dual plant, and the production capacity for each of these products depends on the production mix. Therefore, the production capacities for these two products are not independent of one another and cannot be added together to obtain an overall total capacity.
(11)	The Tocopilla port facilities were originally constructed in 1961 and have been refurbished and expanded since that time.

The railway line that runs between our Coya Sur production facilities and our Tocopilla port facilities was damaged in August 2015 as a result of storms in the north of Chile. The train is not currently operating and as a consequence, we have replaced the train with trucks to ship products from Coya Sur. Detailed engineering studies were performed to assess the damage of the railway. During the third quarter of 2016, the report was completed; it concluded that the cost and time needed to repair the railway at this time is not economical in the short and medium term. As a result of this determination, the Company wrote-off the assets related to the train. We do not believe it will materially impact future sales volumes or transportation costs.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

We consider the condition of our principal plant and equipment to be good, with the exception of the railway line.

We directly or indirectly through subsidiaries own, lease or hold concessions over the facilities at which we carry out our operations. Such facilities are free of any material liens, pledges or encumbrances, and we believe they are suitable and adequate for the business we conduct in them.

Extraction Yields

The following table shows certain operating data relating to each of our mines for 2016, 2015 and 2014:

(in thousands, unless otherwise stated)	2016	2015	2014
Pedro de Valdivia(1)
Metric tons of ore mined	-	9,754	11,401
Average grade nitrate (% by weight)	-	7.8	8.1
Iodine (parts per million (ppm))	-	424	418
Metric tons of crystallized nitrate produced	-	346	453
Metric tons of iodine produced	0.6	2.8	3.2

Maria Elena(2)
Metric tons of ore mined	-	-	-
Average grade nitrate (% by weight)	-	-	-
Iodine (ppm)	-	-	-
Metric tons of crystallized nitrate produced	-	-	-
Metric tons of iodine produced	0.2	0.1	0.4

Coya Sur(3)
Metric tons of crystallized nitrate produced	573	611	519

Pampa Blanca(2)
Metric tons of ore mined	-	-	–
Iodine (ppm)	-	-	–
Metric tons of iodine produced	-	-	–

Nueva Victoria(4)
Metric tons of ore mined	29,902	23,969	19,792
Iodine (ppm)	454	458	467
Metric tons of iodine produced	7.7	7.5	6.0

Salar de Atacama (5)
Metric tons of lithium carbonate produced	44	33	30
Metric tons of potassium chloride and potassium sulfate and potassium salts produced	2,045	1,988	1,993

3) DESCRIPTION OF BUSINESS ENVIRONMENT

(1)	In November 2015, mining and nitrate operations at Pedro de Valdivia were suspended, and iodine production was reduced at the Pedro de Valdivia site, in order to take advantage of the highly efficient production facilities at Nueva Victoria.
(2)	Operations at the El Toco and Pampa Blanca mines were suspended in November 2013 and March 2010, respectively. During 2014 and 2015, María Elena obtained production from caliche ore exploited in prior years.
(3)	Includes production at Coya Sur from treatment of nitrates solutions from María Elena and Pedro de Valdivia, nitrate salts from pile treatment at Nueva Victoria, and net production from NPT, or technical grade potassium nitrate, plants.
(4)	Operations at the Iris iodine plant were suspended in October 2013 and restarted in August 2014.
(5)	Lithium carbonate is extracted at the Salar de Atacama and processed at our facilities at the Salar del Carmen. Potassium salts include synthetic sylvinite produced in the plant and other harvested potassium salts (natural sylvinite, carnalites and harvests from plant ponds) that are sent to Coya Sur for the production of crystallized nitrates.

Transportation and Storage Facilities

The transportation of our products is carried out by trucks that are operated by dedicated third parties through long term contracts. Furthermore, we own port and storage facilities for the transportation and management of finished products and consumable materials.

Our main centers for the production and storage of raw materials are the Nueva Victoria, Coya Sur, Pedro de Valdivia and Salar de Atacama facilities. Other facilities include chemical plants for the finished products of lithium carbonate and lithium hydroxide at the Salar del Carmen plant. The Port of Tocopilla terminal, which we own, has a surface area of approximately 22 hectares and is the principal facility for the storage and shipment of our bulk products and packaged potassium chloride (MOP), potassium sulphate (SOP) and nitrates.

The nitrate finished products are produced at our Coya Sur facilities and then transported via trucks to the Port of Tocopilla terminal where they are stored and shipped, either packaged (polypropylene bags, polyethylene or polypropylene FIBC big bags) or in bulk. The potassium chloride is produced at our Salar de Atacama facilities and we transport it by truck, either to the Port of Tocopilla terminal or the Coya Sur facility. The product transported to Coya Sur is an intermediate product that is used as a raw material for the production of potassium nitrate. On the other hand, the product transported to the Port of Tocopilla is a final product that will be shipped or transported to the client or affiliate. The raw material of nitrate for the production of potassium nitrate in Coya Sur is currently produced at Nueva Victoria and the remaining raw material is provided from historical stock stored in Coya Sur that was produced at the Pedro de Valdivia facility when it was operating. This raw material is obtained from the processing of caliche that is extracted from our mines. On the other hand, our potassium sulphate and boric acid products are produced at our Salar de Atacama facilities and later transported by trucks to the Port of Tocopilla terminal.

The lithium chloride solution, which contains a high concentration of boron, produced at our Salar de Atacama facilities, is transported to the lithium carbon plant in the Salar del Carmen area where the finished lithium carbonate is produced. Part of the lithium carbonate is provided to the adjacent lithium hydroxide plant where the finished lithium hydroxide is produced. These two products are packed in packaging of distinct characteristics (polyethylene bags, multi-layer or polypropylene FIBC big bags), stored within the same facilities and secured in roofed storerooms. Thereafter, they are consolidated into containers that are transported by trucks to a transit warehouse or directly to port terminals for their subsequent shipment. The port terminals used are currently suited to receive container ships and are situated in Antofagasta, Mejillones and Iquique.

The raw material of iodine, obtained from the same caliche used for the production of nitrates, is processed, packaged and stored exclusively in the Pedro de Valdivia and Nueva Victoria facilities. The packaging used for iodine are drums and polypropylene FIBC big bags with an internal polyethylene bag and oxygen barrier, which at the time of transportation are consolidated into containers and sent by truck to port terminals suited for their management, principally located in Antofagasta, Mejillones and Iquique. Thereafter, they are sent to distinct markets by container ship or by truck to Santiago where iodine derivatives are produced in the Ajay-SQM Chile plants.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

The Port of Tocopilla terminal facilities are located approximately 186 kilometers north of Antofagasta, approximately 124 kilometers west of María Elena and Coya Sur and 372 kilometers to the west of Salar de Atacama. Our affiliate, Servicios Integrales de Tránsitos y Transferencias S.A. (SIT), operates facilities for the shipment of products and the delivery of certain raw materials based on renewable concessions granted by Chilean regulatory authorities, provided that the facilities are used in accordance with the authorization granted and we pay an annual concession fee. The port also complies with the ISPS (International Ship and Port Security) Code. The Port of Tocopilla terminal facilities include a truck weighing machine that confirms product entry into the port and transfers the product to distinct storage zones, a piezometer within the shipping system to carry out bulk product loaded onto ships and a crane with a 40 ton capacity for the loading of sealed product onto ships.

The storage facilities consist of a system of 6 silos, with a total storage capacity of 55,000 metric tons, and a mixed storage area of open storehouses with a total storage capacity of approximately 250,000 metric tons. In addition, to fulfill future storage needs, we will continue to make investments in accordance with the investment plan outlined by management. The products are also put into bags at the Port of Tocopilla terminal facilities where the bagging capacity is established by two bag packaging machines, one for sacks and polypropylene FIBC big bags and one for FFS polyethylene. The products that are packaged in Tocopilla may be subsequently shipped at the same port or may also be consolidated into trucks or containers for its subsequent dispatch to clients by land or sea through containers from other ports, principally located in Antofagasta, Mejillones and Iquique.

For the transportation of bulk product, the transportation belt system extends across the coastline to deliver products directly to the hatches of bulk cargo ships. The nominal load capacity of this shipping system is 1,200 tons per hour. The transportation of packaged product is carried out utilizing the same bulk cargo ships using trailers without motors located in the dock and loaded by a crane with a 40 ton capacity from the Port of Tocopilla terminal. Thereafter, they are towed and unloaded using ship cranes to the respective warehouses.

We normally contract bulk cargo ships to transfer the product from the Port of Tocopilla terminal to our hubs around the world or to clients directly, who, in certain instances, use their own contracted vessels for delivery.

Tocopilla processes related to the reception, handling, storage and shipment of bulk/packaged nitrates produced at Coya Sur are certified by the third-party organization TÜV-Rheiland under the quality standard ISO 9001:2008.

Water Rights

We hold water rights for the supply of surface and subterranean water near our production facilities. The main sources of water for our nitrate and iodine facilities at Pedro de Valdivia, María Elena, and Coya Sur are the Loa and San Salvador rivers, which run near our production facilities. Water for our Nueva Victoria and Salar de Atacama facilities is obtained from wells near the production facilities. In addition, we buy water from third parties for our production processes at the Salar del Carmen lithium carbonate and lithium hydroxide plants, and we also purchase potable water from local utility companies. We have not experienced significant difficulties obtaining the necessary water to conduct our operations.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Computer System

In addition to the above-listed facilities, we operate a computer and information system linking our principal subsidiaries to our operating facilities throughout Chile via a local area network. The computer and information system is used mainly for accounting, monitoring of supplies and inventories, billing, quality control and research activities. The system’s mainframe computer equipment is located at our offices in Santiago.

3) E) DESCRIPTION OF BUSINESS ENVIRONMENT: RISK FACTORS

Risk Factors

Our operations are subject to certain risk factors that may affect SQM’s business financial condition or results of operations. In addition to other information contained in this Annual Report, you should carefully consider the risks described below. These risks are not the only ones we face. Additional risks not currently known to us or that are known but that we currently believe are not significant may also affect our business operations. Our business, financial condition, cash flows or results of operations could be materially affected by the occurrence any of these risks.

Risks Relating to our Business

We could be subject to numerous risks in the U.S. and Chile as a result of ongoing investigations by the Chilean Internal Revenue Service and the Chilean Public Prosecutor in relation to certain payments made by SQM between the tax years 2009 and 2015

The Chilean Internal Revenue Service (“SII”) has been conducting investigations related to the payment of invoices by SQM and its subsidiaries, SQM Salar S.A. and SQM Industrial S.A., for services that may not have been properly supported or that may not have been necessary to generate corporate income. The Chilean Public Prosecutor (Ministerio Público) is conducting related inquiries to determine whether such payments may be linked with alleged violations by SQM, these subsidiaries and public officials of political contribution or anti-corruption laws. The SII and the Chilean Public Prosecutor are also conducting similar investigations related to the payment of invoices by other Chilean companies that may not have been properly supported or that may not have been necessary to generate corporate income.

On February 26, 2015, SQM’s Board of Directors resolved to establish an ad-hoc Committee authorized to conduct an internal investigation relating to the issues that were the subject of the SII and Public Prosecutor investigations and to retain such independent external advice as it deemed appropriate. The original members of the ad-hoc Committee were José María Eyzaguirre B., Juan Antonio Guzmán M. and Wolf von Appen B.

The ad-hoc Committee engaged its own lawyers from Chile and the U.S. and forensic accountants from the U.S. to assist with its internal review. The U.S. lawyers retained by the ad-hoc Committee were principally charged with reviewing the relevant facts and analyzing those facts against the requirements of the FCPA. The factual findings of the ad-hoc Committee, however, were ultimately shared with Chilean as well as U.S. authorities.

On March 12, 2015, José María Eyzaguirre B. resigned from the ad-hoc Committee and his position was subsequently filled by Hernán Büchi B.

On March 16, 2015, the Board of Directors decided to terminate the employment contract of the Company’s then- CEO, Patricio Contesse G. This followed his failure to cooperate with the ad-hoc Committee’s investigation.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

On March 17, 2015, three members of the Board of Directors resigned, all of whom had been nominated by Potash Corporation of Saskatchewan Inc. (“PCS”), one of SQM’s two principal shareholder groups. PCS issued a press release stating that the directors resigned because of their concern that they could not ensure that the Company was conducting an appropriate investigation and collaborating effectively with the Public Prosecutor.

On March 20, 2015, the Company identified to the SII approximately US$11 million in payments of invoices that may not have been properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code. These payments originated from the office of the former CEO, Patricio Contesse G., during the six-year tax period from 2009 to 2014. As a result, the Company subsequently submitted amendments to its tax returns for the 2009 to 2014 tax years and thereafter paid taxes and interest relating to such amended returns totaling approximately US$7 million. On April 24, 2015, the Company announced that it had identified up to an additional US$2 million in payments by its subsidiary SQM Salar S.A. during the same six-year tax period that were also authorized by the former CEO and that may be deemed not properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code. Subsequently, SQM Salar S.A. filed amended tax returns and paid taxes and interest relating to such amended returns totaling approximately US$1.2 million. On August 14, 2015, the Company announced that it had identified to the SII approximately US$1.6 million in additional payments by SQM S.A. and its subsidiary SQM Industrial S.A. that may be deemed not properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code. SQM S.A. and SQM Industrial S.A. subsequently filed amended tax returns and, in early 2016, SQM Industrial S.A. paid taxes and interest relating to such amended returns totaling approximately US$0.3 million, and SQM S.A. paid taxes and interest relating to such amended returns totaling approximately US$1.3 million. The statute of limitations under Chilean law for tax claims is up to six years, during which period the former CEO had an annual discretionary budget covering the Company and its subsidiaries of approximately US$6 million.

On March 23, 2015, the SII, based on the Income Tax Law (Ley de Impuesto a La Renta) filed a criminal claim against the Company’s former CEO and the current CEO and CFO in their capacities as the Company’s tax representatives relating to part of the payments referred to above. This and subsequent related similar claims filed by the SII against these officers and third parties are currently under review by the Public Prosecutor.

On March 31, 2015, the SVS filed an administrative claim against five current or former members of the Board of Directors, alleging that they did not release information in a timely manner relating to the payments that are subject to the tax claim referred to above. On September 30, 2015, the SVS proceeded to fine the three current and the two former members of the Board of Directors UF1,000 each (approximately US$36,000). They are currently appealing this decision to the Chilean courts.

On April 24, 2015, new members were elected to the Board of Directors at the Annual General Shareholders’ Meeting, including three new members that were nominated by PCS, and the ad-hoc Committee was subsequently reconstituted by Board of Directors members Robert A. Kirkpatrick, Wolf von Appen B. and Edward J. Waitzer.

On April 30, 2015, the Public Prosecutor, after reviewing the claims filed by the SII, informed the Company’s former CEO that it was formally investigating allegations that he approved the payment of invoices that may not be properly supported by services rendered or that may not qualify as tax expenses under the Chilean tax code and in connection therewith made intentionally false or incomplete declarations or used fraudulent procedures designed to conceal or disguise the true amount of transactions or to circumvent taxes. If he is finally adjudicated responsible, the Company may also be subject to the payment of a fine by the Chilean Criminal Court totaling 50% to 300% of the taxes paid. The Company estimates that no provision is needed at this stage.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

On May 11, 2015, the SII filed an additional criminal claim against the former CEO and the current CEO and CFO in their capacities as the Company’s tax representatives alleging violations of the Chilean Inheritance and Donations Law (Ley sobre Impuesto a Las Herencias, Asignaciones y Donaciones). The claim states that the Company paid two invoices in 2009 and 2010 totaling approximately US$175,000 that are alleged to have been improperly supported. The claim states that these payments should have been classified as donations, and appropriate taxes should have been paid. These payments were accounted for in the amended tax returns filed with the SII. Subsequently, the SII filed a number of additional claims against these officers and third parties alleging violations of Chilean tax law and the Chilean Inheritance and Donations Law. The most recent of these criminal claims was filed by the SII on March 9, 2016. All of these claims are under review by the Public Prosecutor.

On July 31, 2015, the deputy of the Tarapacá region of Chile, Hugo Gutiérrez G., filed a lawsuit against the Company, broadly alleging violations of the anti-corruption and money laundering provisions of Law No. 20,393 on Criminal Liability of Legal Entities. Potential sanctions under this law could include (i) fines, (ii) loss of certain governmental benefits during a given period, (iii) a temporary or permanent bar against the Company executing contracts with governmental entities, and (iv) dissolution of the Company. This claim is under review by the Public Prosecutor.

On September 29, 2015, the Company was notified of a labor lawsuit by its former CEO, Patricio Contesse, claiming payment from the Company related to the termination of his employment contract. The total amount claimed in the lawsuit is approximately Ch$4.0 billion (approximately US$5.7 million), including severance payments for years of service and other legal or contractual payments. The Company has not paid any indemnities to the former CEO, and the lawsuit is pending in the Chilean courts. The Company estimates that no provision is needed at this stage. On March 27, 2017, the Company reached an agreement with Mr. Contesse to terminate the labor lawsuit Mr. Contesse filed against the Company.

On October 14, 2015, two class action complaints then pending against the Company, our former CEO and current CEO and CFO, alleging violations of the U.S. securities laws in connection with the subject matter of the investigations described above, were consolidated into a single action in the United States District Court for the Southern District of New York. On November, 13, 2015, our former CEO and current CEO and CFO were voluntarily dismissed from the case without prejudice. On January 15, 2016, the lead plaintiff filed a consolidated class action complaint exclusively against the Company.

During 2015, the ad-hoc Committee that was established in February 2015, conducted an investigation into whether the Company faced possible liability under the U.S. Foreign Corrupt Practices Act. The ad-hoc Committee engaged its own separate counsel, Shearman & Sterling LLP, which presented a report to the Board of Directors on December 15, 2015.

Following the presentation by the ad-hoc Committee of its findings to the Board of Directors, the Company voluntarily shared the findings of the ad-hoc Committee investigation with authorities in Chile and the U.S. (the SEC and the U.S. Department of Justice (“DOJ”)), and it has cooperated with requests for additional documents and information from these authorities regarding the internal investigation discussed above.

On January 13, 2017, the Company and the DOJ reached agreement on the terms of a Deferred Prosecution Agreement (“DPA”) that would resolve the DOJ’s inquiry, based on alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act (“FCPA”). Among other terms, the DPA calls for the Company to pay a monetary penalty of US$15,487,500, and engage a compliance monitor for a term of two (2) years. Upon successful completion of the three (3) year term of the DPA, all charges against the Company would be dismissed. On the same date, the SEC agreed to resolve its inquiry through an administrative cease and desist order, arising out of the alleged violations of the same accounting provisions of the FCPA. Among other terms, the SEC order calls for the Company to pay an additional monetary penalty of US$15 million.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

In Chile, the authorities’ review of the Company’s payments and related conduct is ongoing. We are unable to predict the duration, scope, or results of this review, or how it may affect our business, financial condition, cash flows, results of operations and the prices of our securities. There can be no assurance that the authorities will agree with the conclusions of the ad-hoc Committee or that the authorities will not conclude that a violation of applicable law has occurred. There can be no assurance that authorities in Chile or the U.S. will not undertake a broader investigation or seek to commence additional litigation against the Company.

Responding to our regulators’ inquiries and any future civil, criminal or regulatory inquiries or proceedings diverts our management’s attention from day-to-day operations. Additionally, expenses that may arise from responding to such inquiries or proceedings, our review of responsive materials, any related litigation or other associated activities may continue to be significant. Current and former employees, officers and directors may seek indemnification, advancement or reimbursement of expenses from us, including attorneys’ fees, with respect to the current inquiry or future proceedings related to this matter. If, as a result of further investigations, it is determined that our financial statements were materially incorrect, we could be required to restate financial information for prior reporting periods. Chilean authorities, the SEC and the DOJ could impose a range of sanctions, including, but not limited to fines and civil, criminal penalties or, in the case of Chilean authorities, the sanctions discussed above under Law No. 20,393. The occurrence of any of the foregoing could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

An arbitration proceeding under the Lease Agreement for the Salar de Atacama, if determined adversely to us, would materially adversely affect our business and operations

Our subsidiary SQM Salar holds exclusive and temporary exploitation rights to mineral resources in 81,920 hectares in the Salar de Atacama pursuant to a 1993 lease agreement over mining exploitation concessions between SQM Salar and Corporación de Fomento de la Producción (“Corfo”), a Chilean government entity (the “Lease Agreement”). The mining exploitation concessions related to such rights are owned by Corfo and leased to SQM Salar in exchange for quarterly lease payments to Corfo based on specified percentages associated to the value of the products resulting from the minerals extracted from such concessions. For the year ended December 31, 2016, revenue related to products originating from the Salar de Atacama represented 47% of our consolidated revenues, which corresponded to revenues from our potassium product line and our lithium and derivatives product line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement.

In May 2014, Corfo initiated an arbitration proceeding against SQM Salar alleging (i) SQM Salar had incorrectly applied the formulas to determine lease payments resulting in an underpayment to Corfo of at least US$8.9 million for 2009 through 2013 and (ii) SQM Salar had not complied with its obligation to protect the mining rights of Corfo by failing to construct or replace markers to delineate property lines. Based on the alleged breaches of the Lease Agreement, Corfo sought (i) at least US$8.9 million plus any other amount that may be due in respect of periods after 2013, (ii) early termination of the Lease Agreement, (iii) lease payments that would have been paid through 2030 as compensation for the early termination of the Lease Agreement and (iv) punitive damages (daño moral) equal to 30% of the contractual damages awarded. SQM Salar contested the claim, asserting that both parties have applied mutually agreed formulas for the calculation and payment of lease payments for more than 20 years without conflict, in accordance with the terms of the Lease Agreement and their mutual understanding of the agreements by the parties during the term of the Lease Agreement. SQM Salar also asserted that the alleged breaches would be technical breaches and that Corfo may terminate the Lease Agreement solely for a material breach. SQM Salar in consultation with external counsel believes that it is likely it will prevail in the arbitration proceeding. However, an adverse ruling awarding damages sought by Corfo or permitting early termination of the Lease Agreement would have a material adverse effect on our business, financial condition, cash flows, results of operations and share price. We cannot assure you that Corfo will not use this arbitration proceeding to seek to renegotiate the terms of the Lease Agreement in a manner that is not favorable to SQM Salar. In addition, we cannot assure you that Corfo will not take other actions in the future in relation to the Lease Agreement that are contrary to our interests.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

In August 2016, Corfo requested a second arbitration proceeding, demanding (i) the early termination of the Project Contract signed between Corfo, SQM Potasio S.A., SQM Salar, and the Company, (ii) the dissolution of SQM Salar and (iii) the early termination of the Lease Agreement for alleged breaches of the Project Contract. In addition, Corfo demanded SQM Salar return (i) the assets Corfo contributed to it under a condition subsequent, (ii) the OMA mining properties and the aquifers included in the Lease Agreement, (iii) the water rights granted to SQM Salar and (iv) the legal mining easements identified in the lawsuit. Finally, Corfo requested that the defendants pay damages as a result of the breaches alleged in the lawsuit. The Company believes there is insufficient evidence to demonstrate that the Project Contract has been breached. However, there can be no assurance that the Company will prevail against Corfo or that other legal actions will not be taken by Corfo against the Company’s interests.

Our market reputation, commercial dealings or the price of our securities could be adversely affected by the negative outcome of certain proceedings against certain former members of our Board and certain other named defendants

On September 10, 2013, the SVS issued a press release disclosing it had instituted certain administrative proceedings (the “Cascading Companies Proceedings”) against (i) Julio Ponce Lerou (who was the Chairman of the Board and a director of the Company until April 24, 2015), (ii) Patricio Contesse Fica, who was a director of the Company until April 24, 2015 and is the son of Patricio Contesse González (who was the Company’s CEO until March 16, 2015), and (iii) other named defendants. The Company has been informed that Mr. Ponce and persons related to him beneficially owned 29.97% of SQM’s total shares as of December 31, 2015. See Section 4)A)i) “Ownership Control Situation”. The SVS alleged breaches of Chilean corporate and securities laws in connection with acts performed by entities with direct or indirect share ownership interests in SQM (the “Cascading Companies”). The allegations made in connection with the Cascading Companies Proceedings do not relate to the Company’s operations, nor do they relate to any acts or omissions of the Company or any of its directors, officers or employees in their capacities as such.

In connection with the Cascading Companies Proceedings, the SVS alleged the existence of a scheme involving the named defendants whereby, through a number of transactions occurring between 2009 and 2011, the Cascading Companies allegedly sold securities of various companies, including securities of SQM, at below-market prices to companies related to Mr. Ponce and other named defendants. These companies allegedly subsequently sold such securities after a lapse of time, in most cases back to the Cascading Companies, at prices higher than the purchase price. The SVS alleged violations by the defendants of a number of Chilean corporate and securities laws in furtherance of the alleged scheme.

On January 31, 2014, the SVS added a number of Chilean financial institutions and asset managers, and certain of their controlling persons, executives or other principals, as named defendants to the Cascading Companies Proceedings. On September 2, 2014, the SVS issued a decision imposing an aggregate fine against all of the defendants of UF 4,0110,000 (approximately US$144.7 million as of December 31, 2015), including a fine against Mr. Ponce of UF 1,700,000 (approximately US$61.4 million as of December 31, 2015) and a fine against Mr. Contesse Fica of UF 60,000 (approximately US$2.2 million as of December 31, 2015). The defendants are currently challenging the SVS administrative decision before a Chilean Civil Court.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

The High Complexity Crimes Unit (Unidad de Delitos de Alta Complejidad) of the Metropolitan District Central Northern Attorney’s Office (Fiscalía Metropolitana Centro Norte) is also investigating various criminal complaints filed against various parties to the Cascading Companies Proceedings. The SII requested payment of taxes by the Cascading Companies, and the Cascading Companies have filed a complaint with the tax courts.

If, for any reason, the Company is unable to differentiate itself from the named defendants, such failure could have a material adverse effect on the Company’s market reputation and commercial dealings. Furthermore, we cannot assure you that a non-appealable ruling in connection with the Cascading Companies Proceedings or the investigations of the High Complexity Crimes Unit or the SII that is adverse to Mr. Ponce or Mr. Contesse Fica will not have a material adverse effect on our market reputation, commercial dealings and the price of our securities, or that the Cascading Companies will not sell shares of the Company or vote to increase the dividends we pay to our shareholders.

Our annual report for the year ended December 31, 2014 on Form 20-F filed with the SEC identified a material weakness in our internal controls over payments directed by the office of the former Chief Executive Officer as of December 31, 2014

In the past, our management determined that the Company did not maintain effective control over payments directed by the office of the former CEO. This determination was reported in our annual report for the year ended December 31, 2014 on Form 20-F, filed with the SEC on May 18, 2015.

We believe we have taken the necessary steps to remediate the identified material weakness and enhance our internal controls. However, any failure to maintain effective internal control over financial reporting could (i) result in a material misstatement in our financial reporting or financial statements that would not be prevented or detected, (ii) cause us to fail to meet our reporting obligations under applicable securities laws or (iii) cause investors to lose confidence in our financial reporting or financial statements, the occurrence of any of which could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

Volatility of world fertilizer and chemical prices and changes in production capacities could affect our business, financial condition and results of operations

The prices of our products are determined principally by world prices, which, in some cases, have been subject to substantial volatility in recent years. World fertilizer and chemical prices vary depending upon the relationship between supply and demand at any given time. Supply and demand dynamics for our products are tied to a certain extent to global economic cycles, and have been impacted by circumstances related to such cycles. Furthermore, the supply of certain fertilizers or chemical products, including certain products that we provide, varies principally depending on the production of the major producers, (including us) and their respective business strategies.

Since 2008, world prices of potassium-based fertilizers (including some of our specialty plant nutrients and potassium chloride) have fluctuated as a result of the broader global economic and financial conditions. Although prices of potassium-based fertilizers stabilized in 2009 after the conclusion of important contract negotiations between major producers and buyers, during the second half of 2013, potassium prices declined as a result of an unexpected announcement made by the Russian company OAO Uralkali (“Uralkali”) that it was terminating its participation in Belarus Potash Corporation (“BPC”). As a result of the termination of Uralkali’s participation in BPC, there was increased price competition in the market. In addition, in 2016, we observed lower pricing of contracts between Chinese purchasers and major potash producers, which increased volatility in the price of fertilizers. The average price for our potassium chloride and potassium sulfate business line was approximately 24% lower in 2016 compared to 2015. Our sales volumes for this business line were approximately 24% higher in 2016 compared to 2015. We cannot assure you that potassium-based fertilizer prices and sales volumes will not decline in the future.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Iodine prices followed an upward trend beginning at the end of 2008 and continuing through 2012, reaching an average price of approximately US$53 per kilogram in 2012, over 40% higher than average prices in 2011. During the following years, supply growth outpaced demand growth, causing a decline in iodine prices. We obtained an average price for iodine of approximately US$23 per kilogram in 2016, approximately 19% less than average prices obtained in 2015. We cannot assure you that iodine prices or sales volumes will not continue to decline in the future.

As a result of events in global markets during 2009, demand for lithium carbonate declined, causing a decrease in lithium prices and sales volumes. In September 2009, we announced a 20% reduction in lithium carbonate and lithium hydroxide prices as a means of stimulating demand. As a result, in 2010 we observed demand recovery in the lithium carbonate market, and this upward trend has continued over the last few years, driven mostly by an increase in demand related to battery use. In 2016, demand growth was accompanied by an increase in supply that was lower than expected, and as a result, average prices for this business line increased approximately 80% compared to 2015. We cannot assure you that lithium prices and sales volumes will not decline in the future.

We expect that prices for the products we manufacture will continue to be influenced, among other things, by worldwide supply and demand and the business strategies of major producers. Some of the major producers (including us) have increased or have the ability to increase production. As a result, the prices of our products may be subject to substantial volatility. High volatility or a substantial decline in the prices or sales volumes of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 115 countries around the world. In 2016, approximately 46% of our sales were made in emerging market countries: 12% in Latin America (excluding Chile); 9% in Africa and the Middle East (excluding Israel); 8% in Chile and 16% in Asia and Oceania (excluding Australia, Japan, New Zealand, South Korea and Singapore).We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations in those countries.

Our inventory levels may increase for economic or operational reasons

In general, economic conditions or operational factors can affect our inventory levels. At the end of 2016, our inventory levels were relatively high compared to prior years, but lower than 2015. Higher inventories carry a financial risk due to increased need for cash to fund working capital and could imply increased risk of loss of product. We cannot assure you that inventory levels will not continue to remain high or increase further in the future. These factors could have a material adverse effect on our business, financial condition and results of operations.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Our level of and exposure to unrecoverable accounts receivable may significantly increase

Potentially negative effects of global economic conditions on the financial condition of our customers may include the extension of the payment terms of our accounts receivable and may increase our exposure to bad debt. While we have implemented certain safeguards, such as using credit insurance, letters of credit and prepayment for a portion of sales, to minimize this risk, the increase in our accounts receivable coupled with the financial condition of customers may result in losses that could have a material adverse effect on our business, financial condition and results of operations.

New production of iodine or lithium carbonate from current or new competitors in the markets in which we operate could adversely affect prices

In recent years, new and existing competitors have increased the supply of iodine and lithium carbonate, which has affected prices for both products. Further production increases could negatively impact prices. There is limited information on the status of new iodine or lithium carbonate production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market prices and our market share, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We have a capital expenditure program that is subject to significant risks and uncertainties

Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase our exploitation levels and the amount of finished products we produce.

In addition, we require environmental permits for our new projects. Obtaining permits in certain cases may cause significant delays in the execution and implementation of new projects and, consequently, may require us to reassess the related risks and economic incentives. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient investments, loans or other financing alternatives, to continue our activities at or above present levels, or that we will be able to implement our projects or receive the necessary permits required for them in time. Any or all of these factors may have a material adverse effect on our business, financial condition and results of operations.

High raw materials and energy prices could increase our production costs and cost of sales, and energy may become unavailable at any price

We rely on certain raw materials and various energy sources (diesel, electricity, liquefied natural gas, fuel oil and others) to manufacture our products. Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales, approximately 13% in 2016. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Our reserves estimates could be subject to significant changes

Our caliche ore mining reserves estimates are prepared by our own geologists and were most recently validated in January 2017 by Mr. Sergio Alarcón and Mr. Orlando Rojas. Mr. Alarcón is a geologist with over 30 years of experience in the field. He is currently employed by SQM as Geology Supervisor. Mr. Alarcón is a Competent Person (Persona Competente), as that term is defined under Chilean Law No. 20,235, known as the Law that Regulates the Position of Competent Person and Creates the Qualifying Committee for Competencies in Mining Resources and Reserves (Ley que Regula la Figura de las Personas Competentes y Crea la Comisión Calificadora de Competencias de Recursos y Reservas Mineras or “Competent Person Law”), and he is registered under No. 163 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with such law and related regulations. Mr. Orlando Rojas is a civil mining engineer and independent consultant. He is Partner and Chief Executive Officer of the company EMI-Ingenieros y Consultores S.A., whose offices are located at Renato Sánchez No. 3357, Las Condes, Santiago, Chile. He is a member of the Institute of Mining Engineers and is registered under No. 118 in the Public Registry of Competent Persons in Mining Resources and Reserves in accordance with the Competent Person Law and related regulations. He has worked as a mining engineer for 39 years since graduating from university, including more than 33 years working on estimates for reserves and resources.

Our Salar de Atacama brine mining reserve estimates are prepared by our own hydrogeologists and geologists and were most recently validated in March 2017 by Mr. Álvaro Henríquez and Mr. Orlando Rojas. Mr. Henríquez is a geologist with more than ten years of experience in the field of hydrogeology. He is currently employed by SQM as Superintendent of Geology, in the Salar Hydrogeology department. He is a Competent Person and is registered under No. 226 in the Public Registry of Competent Persons in Mining Resources and Reserves, in accordance with the Competent Person Law and related regulations. As a hydrogeologist, he has evaluated multiple brine-based projects and has experience evaluating resources and reserves.

Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and reserve estimates could change upwards or downwards. In addition, our reserve estimates are not subject to review by external geologists or an external auditing firm. A downward change in the quantity and/or quality of our reserves could affect future volumes and costs of production and therefore have a material adverse effect on our business, financial condition and results of operations.

Quality standards in markets in which we sell our products could become stricter over time

In the markets in which we do business, customers may impose quality standards on our products and/or governments may enact stricter regulations for the distribution and/or use of our products. As a result, if we cannot meet such new standards or regulations, we may not be able to sell our products. In addition, our cost of production may increase in order to meet any such newly imposed or enacted standards or regulations. Failure to sell our products in one or more markets or to important customers could materially adversely affect our business, financial condition and results of operations.

Chemical and physical properties of our products could adversely affect their commercialization

Since our products are derived from natural resources, they contain inorganic impurities that may not meet certain customer or government standards. As a result, we may not be able to sell our products if we cannot meet such requirements. In addition, our cost of production may increase in order to meet such standards. Failure to meet such standards could materially adversely affect our business, financial condition and results of operations if we are unable to sell our products in one or more markets or to important customers in such markets.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Our business is subject to many operating and other risks for which we may not be fully covered under our insurance policies

Our facilities and business operations in Chile and abroad are insured against losses, damage or other risks by insurance policies that are standard for the industry and that would reasonably be expected to be sufficient by prudent and experienced persons engaged in businesses similar to ours.

We may be subject to certain events that may not be covered under our insurance policies, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, as a result of major earthquakes and unexpected rains and flooding in Chile, as well as other natural disasters worldwide, conditions in the insurance market have changed and may continue to change in the future, and as a result, we may face higher premiums and reduced coverage, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in technology or other developments could result in preferences for substitute products

Our products, particularly iodine, lithium, and their derivatives, are preferred raw materials for certain industrial applications, such as rechargeable batteries and LCDs. Changes in technology, the development of substitute raw materials or other developments could adversely affect demand for these and other products which we produce. In addition, other alternatives to our products may become more economically attractive as global commodity prices shift. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs

Over 95% of our employees are employed in Chile, of which approximately 65% were represented by 22 labor unions as of December 31, 2016. During 2016, we renegotiated collective labor contracts with individual unions one year before the expiration of such contracts. During 2017, we expect to renegotiate collective labor contracts with three unions. Our collective labor contracts with 16 unions, representing 80% of the unionized workers, will expire in 2019. Our collective labor contracts with five unions, representing 20% of the unionized workers will expire in 2020. We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

Chilean Law No. 20,123, known as the Subcontracting Law, provides that when a serious workplace accident occurs, the company in charge of the workplace must halt work at the site where the accident took place until authorities from either the National Geology and Mining Service (Servicio Nacional de Geología y Minería or “Sernageomin”), the Labor Board (Dirección del Trabajo or “Labor Board”), or the National Health Service (Servicio Nacional de Salud), inspect the site and prescribe the measures such company must take to minimize the risk of similar accidents taking place in the future. Work may not be resumed until the respective company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this law could have a material adverse effect on our business, financial condition and results of operations.

On September 8, 2016, Chilean Law No. 20,940 was published and modified the Labor Code by introducing, among other things, changes to the formation of trade unions, the election of inter-company union delegates, the presence of women on union boards, anti-union practices and related sanctions, and collective negotiations. Due to these changes to the labor regulations, we may face an increase in our expenses that may have a significant adverse effect on our business, financial condition, and results of operations.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Lawsuits and arbitrations could adversely impact us

We are party to a range of lawsuits and arbitrations involving different matters as described in Note 19.1 of our Consolidated Financial Statements. Although we intend to defend our positions vigorously, our defense of these actions may not be successful. Adverse judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we might be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

We have operations in multiple jurisdictions with differing regulatory, tax and other regimes

We operate in multiple jurisdictions with complex regulatory environments that are subject to different interpretations by companies and respective governmental authorities. These jurisdictions may have different tax codes, environmental regulations, labor codes and legal framework, which adds complexity to our compliance with these regulations. Any failure to comply with such regulations could have a material adverse effect on our business, financial condition and results of operations.

Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets

Our operations in Chile are subject to national and local regulations relating to environmental protection. In accordance with such regulations, we are required to conduct environmental impact studies or statements before we conduct any new projects or activities or significant modifications of existing projects that could impact the environment or the health of people in the surrounding areas. We are also required to obtain an environmental license for certain projects and activities. The Environmental Evaluation Service (Servicio de Evaluación Ambiental or “Environmental Evaluation Service”) evaluates environmental impact studies submitted for its approval. The public, government agencies or local authorities may review and challenge projects that may adversely affect the environment, either before these projects are executed or once they are operating, if they fail to comply with applicable regulations. In order to ensure compliance with environmental regulations, Chilean authorities may impose fines up to approximately US$9 million per infraction, revoke environmental permits or temporarily or permanently close facilities, among other enforcement measures.

Chilean environmental regulations have become increasingly stringent in recent years, both with respect to the approval of new projects and in connection with the implementation and development of projects already approved, and we believe that this trend is likely to continue. Given public interest in environmental enforcement matters, these regulations or their application may also be subject to political considerations that are beyond our control.

We regularly monitor the impact of our operations on the environment and on the health of people in the surrounding areas and have, from time to time, made modifications to our facilities to minimize any adverse impact. Future developments in the creation or implementation of environmental requirements or their interpretation could result in substantially increased capital, operation or compliance costs or otherwise adversely affect our business, financial condition and results of operations.

On June 6, 2016, the Superintendence of the Environment filed charges against SQM S.A. regarding the operations at Nueva Victoria for possible non-compliance with RCA No. 890/2010. The charges related to certain variables of a monitoring plan and to the implementation of a mitigation measure considered in the respective environmental impact study.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

On November 28, 2016, the Superintendence of the Environment filed charges against SQM Salar S.A. regarding possible non-compliance with RCA No. 226/2006 as a result of the company’s operations at Salar de Atacama. The charges referred to certain aspects of the monitoring and contingency plans, and the condition of a group of trees in the Camar sector considered as a part of the environmental monitoring.

For both cases, we have presented compliance programs that detail the actions and commitments we will take to resolve the issues raised by the environmental authority. The Superintendence of the Environment is reviewing both compliance programs and will release an opinion on them.

The success of our current investments at the Salar de Atacama and Nueva Victoria is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and water extraction.

Our future development depends on our ability to sustain future production levels, which requires additional investments and the submission of the corresponding environmental impact studies or statements. If we fail to obtain approval or required environmental licenses, our ability to maintain production at specified levels will be seriously impaired, thus having a material adverse effect on our business, financial condition and results of operations.

In addition, our worldwide operations are subject to international and other local environmental regulations. Since environmental laws and regulations in the different jurisdictions in which we operate may change, we cannot guarantee that future environmental laws, or changes to existing environmental laws, will not materially adversely impact our business, financial condition and results of operations.

Our water supply could be affected by geological changes or climate change

Our access to water may be impacted by changes in geology, climate change or other natural factors, such as wells drying up or reductions in the amount of water available in the wells or rivers from which we obtain water, that we cannot control. Any such change may have a material adverse effect on our business, financial condition and results of operations.

Any loss of key personnel may materially and adversely affect our business

Our success depends in large part on the skills, experience and efforts of our senior management team and other key personnel. The loss of the services of key members of our senior management or employees with critical skills could have a negative effect on our business, financial condition and results of operations. If we are not able to attract or retain highly skilled, talented and qualified senior managers or other key personnel, our ability to fully implement our business objectives may be materially and adversely affected.

Risks Relating to Financial Markets

Currency fluctuations may have a negative effect on our financial performance

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. As of December 31, 2016, the Chilean peso exchange rate was Ch$669.47 per U.S. dollar, while as of December 31, 2015, the Chilean peso exchange rate was Ch$710.16 per U.S. dollar. The Chilean peso therefore appreciated against the U.S. dollar by 6.0% in 2016.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

As an international company operating in several other countries, we also transact business and have assets and liabilities in other non-U.S. dollar currencies, such as, among others, the euro, the South African rand, the Mexican peso, the Chinese yuan, the Thai baht and the Brazilian real. As a result, fluctuations in the exchange rates of such foreign currencies to the U.S. dollar may have a material adverse effect on our business, financial condition and results of operations.

Interest rate fluctuations may have a material impact on our financial performance

We have outstanding short and long-term debt that bears interest based on the London Interbank Offered Rate (“LIBOR”), plus a spread. Since we are currently hedging only a portion of these liabilities into fixed rates, we are exposed to interest rate risk relating to LIBOR fluctuations. As of December 31, 2016, approximately 2% our financial debt had LIBOR-based pricing that was not hedged into fixed rates. A relative increase in the rate could materially impact our business, financial condition and results of operations.

Risks Relating to Chile

As we are a company based in Chile, we are exposed to Chilean political risks

Our business, results of operations, financial condition and prospects could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, legal changes in the standards or administrative practices of Chilean authorities or the interpretation of such standards and practices, over which we have no control.

Changes in regulations regarding, or any revocation or suspension of our concessions could negatively affect our business

Any changes to regulations to which we are subject or adverse changes to our concession rights, or a revocation or suspension of our concessions, could have a material adverse effect on our business, financial condition and results of operations.

Changes in mining or port concessions could affect our operating costs

We conduct our mining operations, including brine extraction, under exploitation and exploration concessions granted in accordance with provisions of the Chilean constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right (with the exception of the Salar de Atacama rights, which have been leased to us until 2030) to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession. Our subsidiary SQM Salar, as leaseholder, holds exclusive and temporary rights over the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is entitled to exploit the mineral resources of 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement between Corfo and SQM Salar. Corfo may not unilaterally modify the Lease Agreement, and the rights to exploit the mineral substances cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo, maintaining Corfo’s rights over the mining exploitation concessions, and making annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030. Furthermore, under the regulations of the Chilean Nuclear and Energy Commission (Comisión Chilena de Energía Nuclear or “CCHEN”), we are limited to 180,100 tons of total lithium (958,672 tons of lithium carbonate equivalent) extraction in the aggregate for all periods. We are over halfway through the term of the Lease Agreement and have extracted approximately 59% of the total accumulated extraction limit of lithium. There can be no assurance that we will not reach the lithium extraction limit prior to the term of the lease agreement (31 of December 2030).

3) DESCRIPTION OF BUSINESS ENVIRONMENT

In August 2016, Corfo requested a second arbitration proceeding, demanding (i) the early termination of the Project Contract signed between Corfo, SQM Potasio S.A., SQM Salar, and the Company, (ii) the dissolution of SQM Salar and (iii) the early termination of the Lease Agreement for alleged breaches of the Project Contract. In addition, Corfo demanded SQM Salar return (i) the assets Corfo contributed to it under a condition subsequent, (ii) the OMA mining properties and the aquifers included in the Lease Agreement, (iii) the water rights granted to SQM Salar and (iv) the legal mining easements identified in the lawsuit. Finally, Corfo requested that the defendants pay damages as a result of the breaches alleged in the lawsuit. The Company believes there is insufficient evidence to demonstrate that the Project Contract has been breached. However, there can be no assurance that the Company will prevail against Corfo or that other legal actions will not be taken by Corfo against the Company’s interests.

We also operate port facilities at Tocopilla, Chile for the shipment of products and the delivery of raw materials pursuant to maritime concessions, which have been granted under applicable Chilean laws and are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

Any significant changes to any of these concessions could have a material adverse effect on our business, financial condition and results of operations.

Changes in water rights laws and other regulations could affect our operating costs

We hold water use rights that are key to our operations. These rights were obtained from the Chilean Water Authority (Dirección General de Aguas) for supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Chilean water rights code (Código de Aguas or the “Water Code”) is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, a series of bills are currently being discussed at the Chilean National Congress that seek desalinate seawater for use in mining production processes, amend the Mining Code for water use in mining operations, amend the Political Constitution on water and introduce changes to the regulatory framework governing the terms of inspection and sanction of water. As a result, the amount of water that we can actually use under our existing rights may be reduced or the cost of such use could increase. These and potential future changes to the Water Code or other relevant regulations could have a material adverse effect on our business, financial condition and results of operations.

The Chilean government could levy additional taxes on corporations operating in Chile

In Chile, there is a royalty tax that is applied to mining activities developed in the country.

Following the earthquake and tsunami in February in 2010, the Chilean government raised the corporate income tax rate in order to pay for reconstruction. Such legislation increased the general corporate tax rate from its historic rate of 17.0% to 20.0% for the income accrued in 2011, which was declared and paid in 2012. In 2012, Law No. 20,630 introduced new amendments to existing tax legislation. There can be no assurance that this legislation will not be modified in the future.

On September 29, 2014, Law No. 20,780 was published (the “Tax Reform”), introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. As a result of these reforms, open stock corporations like SQM are subject to the partially integrated shareholder tax regime (sistema parcialmente integrado). The corporate tax rate applicable to us increased to 24% in 2016. It will increase to 25.5% in 2017 and increase to a maximum rate of 27% in 2018.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Under the partially integrated shareholder taxation regime, shareholders bear the tax on dividends upon payment, but they will only be permitted to credit against such shareholder taxes a portion of the Chilean corporate tax paid by us on our earnings, unless the shareholder is resident in a country with a tax treaty in force with Chile or signed with Chile prior to January 1, 2017, whether or not in force. In that case, 100% of the Chilean corporate tax paid by us may be credited against the final taxes at the shareholder level.

As a result, foreign shareholders residents in a non-treaty jurisdiction will be subject to a higher effective tax rate than residents of treaty jurisdictions.

The Tax Reform tax increase prompted a US$52.3 million increase in our deferred tax liabilities as of December 31, 2014. In accordance with the instructions issued by the SVS the effects generated by the change in the income tax rate were accounted for as reduction of net equity in our financial statements as of December 31, 2014.

Given the difference in accounting treatments between IFRS and the instructions of the SVS, we will continue to analyze the effects of the Tax Reform on our financial statements and reporting obligations, and we cannot be sure of how our future financial statements will reflect these changes.

In addition, the Tax Reform may have other material adverse effects on our business, financial condition and results of operations. Likewise, we cannot assure you that the manner in which the Royalty Law or the corporate tax rate are interpreted and applied will not change in the future. The Chilean government may decide to levy additional taxes on mining companies or other corporations in Chile. Such changes could have a material adverse effect on our business, financial condition and results of operations.

Ratification of the International Labor Organization’s Convention 169 concerning indigenous and tribal peoples might affect our development plans

Chile, a member of the International Labor Organization (“ILO”), has ratified the ILO’s Convention 169 (the “Indigenous Rights Convention”) concerning indigenous and tribal people. The Indigenous Rights Convention established several rights for indigenous people and communities. Among other rights, the Indigenous Rights Convention states that (i) indigenous groups should be notified and consulted prior to the development of any project on land deemed indigenous, although veto rights are not mentioned and (ii) indigenous groups have, to the extent possible, a stake in benefits resulting from the exploitation of natural resources in indigenous land. The extent of these benefits has not been defined by the Chilean government. The Chilean government has addressed item (i) above through Supreme Decree No. 66 issued by the Social Development Ministry. This decree requires government entities to consult indigenous groups that may be directly affected by the adoption of legislative or administrative measures, and it also defines criteria for the projects or activities that must be reviewed through the environmental evaluation system that also require such consultation. To the extent that the new rights outlined in the Indigenous Rights Convention become laws or regulations in Chile, they could affect the development of our investment projects in lands that have been defined as indigenous, which could have a material adverse effect on our business, financial condition and results of operations.

Chile is located in a seismically active region

Chile is prone to earthquakes because it is located along major fault lines. The most recent major earthquake in Chile occurred offshore in 2015 and had a magnitude of 8.3 on the Richter scale. There were also earthquakes in 2014 and 2010 that caused substantial damage to some areas of the country. Chile has also experienced volcanic activity. A major earthquake or a volcanic eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain industry standard insurance policies that include earthquake coverage, we cannot assure you that a future seismic or volcanic event will not have a material adverse effect on our business, financial condition and results of operations.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Risks Relating to our Shares and to our ADSs

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate

Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos. The depositary will receive cash distributions that we make with respect to the shares in Chilean pesos. The depositary will convert such Chilean pesos to U.S. dollars at the then prevailing exchange rate to make dividend and other distribution payments in respect of ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the depositary will decrease.

Developments in other emerging markets could materially affect the value of our ADSs and our shares

The Chilean financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries or regions of the world. Although economic conditions are different in each country or region, investor reaction to developments in one country or region can have significant effects on the securities of issuers in other countries and regions, including Chile and Latin America. Events in other parts of the world may have a material effect on Chilean financial and securities markets and on the value of our ADSs and our shares.

The volatility and low liquidity of the Chilean securities markets could affect the ability of our shareholders to sell our ADSs

The Chilean securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States. The volatility and low liquidity of the Chilean markets could increase the price volatility of our ADSs and may impair the ability of a holder to sell our ADSs into the Chilean market in the amount and at the price and time he wishes to do so.

Our share or ADS price may react negatively to future acquisitions and investments

As world leaders in our core businesses, part of our strategy is to look for opportunities that will allow us to consolidate and strengthen our competitive position in jurisdictions in which we currently do not operate. Pursuant to this strategy, we may carry out acquisitions or joint ventures relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. Depending on our capital structure at the time of such acquisitions or joint ventures, we may need to raise significant debt and/or equity which will affect our financial condition and future cash flows. Any change in our financial condition could affect our results of operations, negatively impacting our share or ADS price.

ADS holders may be unable to enforce rights under U.S. Securities Laws

Because we are a Chilean company subject to Chilean law, the rights of our shareholders may differ from the rights of shareholders in companies incorporated in the United States, and ADS holders may not be able to enforce or may have difficulty enforcing rights currently in effect under U.S. federal or state securities laws.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

Our Company is an open stock corporation incorporated under the laws of the Republic of Chile. Most of our directors and officers reside outside the United States, principally in Chile. All or a substantial portion of the assets of these persons are located outside the United States. As a result, if any of our shareholders, including holders of our ADSs, were to bring a lawsuit against our officers or directors in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons. Likewise, it may be difficult for them to enforce judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws in the United States against them in the United States.

In addition, there is no treaty between the United States and Chile providing for the reciprocal enforcement of foreign judgments. However, Chilean courts have enforced judgments rendered in the United States, provided that the Chilean court finds that the United States court respected basic principles of due process and public policy. Nevertheless, there is doubt as to whether an action could be brought successfully in Chile in the first instance on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

As preemptive rights may be unavailable for our ADS holders, they have the risk of their holdings being diluted if we issue new stock

Chilean laws require companies to offer their shareholders preemptive rights whenever issuing new shares of capital stock so shareholders can maintain their existing ownership percentage in a company. If we increase our capital by issuing new shares, a holder may subscribe for up to the number of shares that would prevent dilution of the holder’s ownership interest.

If we issue preemptive rights, United States holders of ADSs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADSs that we will file a registration statement or that an exemption from registration will be available. We may, in our absolute discretion, decide not to prepare and file such a registration statement. If our holders were unable to exercise their preemptive rights because we did not file a registration statement, the depositary bank would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary’s fees and expenses. If the depositary could not sell the rights, they would expire and holders of ADSs would not realize any value from them. In either case, ADS holders’ equity interest in us would be diluted in proportion to the increase in our capital stock.

If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service there could be adverse consequences for U.S. investors

We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for 2016. Characterization as a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor in our shares or ADSs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time.

Changes in Chilean tax regulations could have adverse consequences for U.S. investors

Currently cash dividends paid by us to foreign shareholders are subject to a 35% Chilean withholding tax. When the Company pays a corporate income tax on the income from which the dividend is paid, known as a “First Category tax”, a credit effectively reduces the rate of Withholding Tax. Changes in Chilean tax regulations could have adverse consequences for U.S. investors.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

3) F) DESCRIPTION OF BUSINESS ENVIRONMENT: CAPITAL EXPENDITURE PROGRAM

We regularly review different opportunities to improve our production methods, reduce costs, increase production capacity of existing products and develop new products and markets. Additionally, significant capital expenditures are required every year in order to sustain our production capacity. We are focused on developing new products in response to identified customer demand, as well as new products that can be derived as part of our existing production or other products that could fit our long-term development strategy. Our capital expenditures during the past five years were mainly related to the organic growth and sustainability of our business, including the construction of new facilities and the renovation of plants and equipment. However, the investments in the growth projects associated with lithium, potassium nitrate and iodine started in 2016. These investments were carried out with internal financing through our capital expenditure program for investments in Chile.

Our capital expenditures for the years ended December 31, 2016, 2015 and 2014 were as follows:

(in millions of U.S. dollars)	2016	2015	2014
Capital Expenditures	131.3	111.3	112.1

During 2016, we had total capital expenditure of US$131,3 millones, primarily related to:

•	Completion of the project related to the expansion of ponds at Nueva Victoria to increase the production of iodine and nitrates;
•	Capacity expansion projects related to our potassium nitrate production;
•	Capacity expansion project related to our lithium hydroxide production;
•	Improvements in the open storage areas at the Port of Tocopilla;
•	General maintenance of all production units in order to ensure the fulfillment of production targets and the safety of all of our employees.

During 2015, we had total capital expenditures of US$111.3 million, primarily related to:

•	expansion of ponds at Nueva Victoria in order to increase the production of iodine and nitrates;
•	refining system at potassium nitrate plants;
•	exploration and construction of new wells to sustain production at the Salar de Atacama and
•	maintenance of production facilities in order to ensure production goals are met, as well as improvements in the open storage areas at the port of Tocopilla.

During 2014, we had total capital expenditures of US$112.1 million, primarily related to:

•	development of new extraction sectors and production increases for both nitrates and iodine at Nueva Victoria;
•	investments aimed at maintaining and improving the quality of finished nitrate products;
•	exploration and construction of wells to sustain long-term production at the Salar de Atacama;
•	consolidation of our corporate enterprise resource planning into SAP and
•	maintenance across all production units in order to ensure fulfillment of production targets.

The Board of Directors has approved a capital expenditures plan for 2017 of approximately US$170 million primarily focused on the maintenance of our production facilities in order to strengthen our ability to meet our production goals and to increase lithium and nitrates production capacity. For that, we will begin the engineering and preliminary supply purchases related to the potassium nitrate plant, and we will complete the construction of a new lithium hydroxide plant. We do not expect that our 2017 capital investment program will require external financing. However, we always have the option to access capital markets in order to optimize our financial position.

3) DESCRIPTION OF BUSINESS ENVIRONMENT

In 2017, we will invest approximately US$100 million in the development of the Caucharí-Olaroz lithium project in Argentina. We have advanced in the engineering and the design of the project, including the hydrological model, and we expect to begin construction, as planned, during the first half of 2017.

4) OWNERSHIP AND SHARES

4) OWNERSHIP AND SHARES

4) A) OWNERSHIP AND SHARES: OWNERSHIP

i) OWNERSHIP CONTROL SITUATION

At December 31, 2016, SQM has a “controlling group” as such term is defined in Title XV of Chilean Law No. 18,045. SQM has been informed that, as of December 31, 2016, Mr. Julio Ponce Lerou (ID No. 4.250.719-9) and related persons control 100% of Inversiones SQYA Ltda. (“SQYA”) and 100% of Inversiones SQ Ltda. These two companies control indirectly 29.97% of all shares of SQM (consisting of 71,871,838 Series A shares and 7,007,688 Series B shares), as follows: (i) Inversiones SQ Ltda. controls 0.0258% of Norte Grande S.A. (“Norte Grande”) and SQYA controls 67.59% of Norte Grande, which controls 76.82% of Sociedad de Inversiones Oro Blanco S.A., which controls 88.64% of Sociedad de Inversiones Pampa Calichera S.A. (“Pampa Calichera”), which controls 19.72% of SQM, as of December 31, 2016; (ii) Pampa Calichera controls 99.99% of Inversiones Global Mining Chile Limitada, which controls 3.34% of SQM and (iii) Norte Grande controls 76.34% of Nitratos de Chile S.A., which controls 98.89% of Potasios de Chile S.A., which controls 10.07% of Pampa Calichera and 6.91% of SQM. Thus, Pampa Calichera and its related companies, Inversiones Global Mining Chile Limitada and Potasios de Chile S.A. (together, “Pampa Group”), control 29.97% of SQM. For the breakdown by series of share of the Pampa Group’s ownership of shares in SQM, see Section 4)A)iii) Identification of 12 Largest Shareholders.

As of December 31, 2016, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A., and La Esperanza Delaware Corporation (together, “Kowa Group”) are owners of 2.11% of all shares in SQM. On December 21, 2006, Pampa Group and Kowa Group entered into a Joint Operation Agreement which currently allows them to have the status of “controlling group” of the Company. The aforementioned Joint Operation Agreement refers to the essential fact that was filed by Sociedad de Inversiones Pampa Calichera S.A. on December 21, 2006.

4) OWNERSHIP AND SHARES

Ownership Control Situation

INVERSIONES SQ LTDA.
99.99%
INVERSIONES SQYA LTDA.
67.59%
0.0258%
NORTE GRANDE S.A.
76.82%
76.34%
SOCIEDAD DE INVERSIONES ORO BLANCO S.A.
NITRATOS DE CHILE S.A.
88.64%
98.89%
SOCIEDAD DE INVERSIONES PAMPA CALICHERA S.A.
10.07%
POTASIOS DE CHILE S.A.
99.99%
19.72%
INVERSIONES GLOBAL MINING CHILE LIMITADA
3.34%
SQM S.A.
6.91%

4) OWNERSHIP AND SHARES

ii) IDENTIFICATION OF NON-CONTROLLING MAJORITY SHAREHOLDERS

As of December 31, 2016, Potash Corporation of Saskatchewan Inc. (“PCS”) owns 100% of Inversiones El Boldo Limitada, 100% of Inversiones RAC Chile Ltda. and 100% of Inversiones PCS Chile Limitada, and, accordingly, is the beneficial owner of 84,222,887 of SQM’s shares, or 32.00% of SQM’s total shares.

iii) IDENTIFICATION OF 12 LARGEST SHAREHOLDERS

As of December 31, 2016, the 12 largest shareholders including both Series A and Series B shares were:

Series A + Series B	Taxpayer ID	Number of Shares	% Ownership
THE BANK OF NEW YORK MELLON ADRS(1)	59.030.820-K	59.373.011	22.56%
SOCIEDAD DE INVERSIONES PAMPA CALICHERA SA(2)	96.511.530-7	51,901,840	19.72%
INVERSIONES EL BOLDO LIMITADA	77.633.940-7	45,693,872	17.36%
INVERSIONES RAC CHILE LIMITADA	79.744.950-4	21,403,015	8.13%
POTASIOS DE CHILE SA(2)	76.165.311-3	18,179,147	6.91%
INVERSIONES PCS CHILE LIMITADA	77.297.720-4	17,126,000	6.51%
BANCO DE CHILE POR CUENTA DE TERCEROS NO RESIDENTES	97.004.000-5	8,962,355	3.41%
INVERSIONES GLOBAL MINING CHILE LIMITADA(2)	96.863.960-9	8,798,539	3.34%
BANCO ITAU CORPBANCA POR CUENTA DE INVERSIONISTAS EXTRANJEROS	97.023.000-9	6,523,167	2.48%
INVERSIONES LA ESPERANZA CHILE LIMITADA(2)	79.798.650-K	3,758,098	1.43%
BANCO SANTANDER POR CUENTA DE INVERSIONISTAS EXTRANJEROS	97.036.000-K	3,676,006	1.40%
MBI CORREDORES DE BOLSA	96.921.130-0	2,070,193	0.79%
Subtotal 12 Largest Shareholders, Series A and B		247,465,243	94.02%
Total Shares, Series A and B		263,196,524	100%
(1)	The Bank of New York Mellon is the depositary bank for the Company’s ADSs traded on the New York Stock Exchange. Information about ADS holders is provided at the end of this section.
(2)	Indicates shareholder belongs to Controlling Group.

4) OWNERSHIP AND SHARES

As of December 31, 2016, the 12 largest shareholders of Series A shares were:

Series A	Taxpayer ID	Number of Shares	% Ownership
SOCIEDAD DE INVERSIONES PAMPA CALICHERA SA(1)	96.511.530-7	44,894,152	31.43%
INVERSIONES EL BOLDO LIMITADA	77.633.940-7	29,330,326	20.54%
INVERSIONES RAC CHILE LIMITADA	79.744.950-4	19,200,242	13.44%
POTASIOS DE CHILE SA(1)	76.165.311-3	18,179,147	12.73%
INVERSIONES PCS CHILE LIMITADA	77.297.720-4	15,526,000	10.87%
INVERSIONES GLOBAL MINING CHILE LIMITADA(1)	96.863.960-9	8,798,539	6.16%
INVERSIONES LA ESPERANZA CHILE LIMITADA(1)	79.798.650-K	3,711,598	2.60%
KOWA CO LTD(1)	59.046.730-8	781,429	0.55%
KOCHI S.A. (1)	96.518.570-4	737,057	0.52%
LA ESPERANZA DELAWARE CORPORATION(1)	59.023.690-K	227,550	0.16%
BANCHILE CORREDORES DE BOLSA S.A.	96.571.220-8	163,576	0.11%
INVERSIONES RENTAMAX LIMITADA	76.056.187-8	154,000	0.11%
Subtotal 12 Largest Shareholders, Series A		141,703,616	99.22%
Total Shares, Series A		142,819,552	100%
(1)	Indicates shareholder belongs to Controlling Group.

4) OWNERSHIP AND SHARES

As of December 31, 2016, the 12 largest shareholders of Series B shares were:

Series B	Taxpayer ID	Number of Shares	% Ownership
THE BANK OF NEW YORK MELLON ADRS(1)	59.030.820-K	59,373,011	49.32%
INVERSIONES EL BOLDO LIMITADA	77.633.940-7	16,363,546	13.59%
BANCO DE CHILE POR CUENTA DE TERCEROS NO RESIDENTES	97.004.000-5	8,962,355	7.45%
SOCIEDAD DE INVERSIONES PAMPA CALICHERA SA(2)	96.511.530-7	7,007,688	5,82%
BANCO ITAU POR CUENTA DE INVERSIONISTAS EXTRANJEROS	76.645.030-K	6,502,217	5.40%
BANCO SANTANDER POR CUENTA DE INV EXTRANJEROS	97.036.000-K	3,676,006	3.05%
INVERSIONES RAC CHILE LIMITADA	79.744.950-4	2,202,773	1.83%
MBI CORREDORES DE BOLSA SA	96.921.130-0	2,070,193	1.72%
INVERSIONES PCS CHILE LIMITADA	77.297.720-4	1,600,000	1.33%
BANCHILE CORREDORES DE BOLSA S A	96.571.220-8	1,513,836	1.26%
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	90.249.000-0	1,242,803	1.03%
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	96.899.230-9	1,035,334	0.86%
Subtotal 12 Largest Shareholders, Series B		112,116,228	92.67%
Total Shares, Series B		120,376,972	100%
(1)	The Bank of New York Mellon is the depositary bank for the Company’s ADSs traded on the New York Stock Exchange. Information about ADS holders is provided at the end of this section.
(2)	Indicates shareholder belongs to Controlling Group.

4) OWNERSHIP AND SHARES

The Bank of New York Mellon is the depositary bank for the Company’s ADSs traded on the New York Stock Exchange. According to public 13F filings with the U.S. Securities and Exchange Commission, the 12 largest ADS holders as of December 31, 2016 were:

ADSs (Series B)	Taxpayer ID	Number of ADSs	% Ownership Series B	% Ownership Total Shares
SAILINGSTONE CAPITAL PARTNERS, LLC	N/A	23,881,209	19.84%	9.07%
VICTORY CAPITAL MANAGEMENT INC	N/A	6,693,749	5.56%	2.54%
ABERDEEN ASSET MANAGERS, LTD (U.K.)	N/A	3,999,353	3.32%	1.52%
FMR LLC	N/A	2,859,078	2.38%	1.09%
SARASIN & PARTNERS, LLP	N/A	2,292,250	1.90%	0.87%
AXIOM INTERNATIONAL INVESTORS LL	N/A	1,532,660	1.27%	0.58%
THE VANGUARD GROUP, INC.	N/A	1,154,997	0.96%	0.44%
MACQUARIE GROUP	N/A	1,103,895	0.92%	0.42%
BARON CAPITAL INC	N/A	1,035,000	0.86%	0.39%
TIAA-CREF	N/A	951,453	0.79%	0.36%
BLACKROCK	N/A	804,387	0.67%	0.31%
RENAISSANCE TECHNOLOGIES LLC	N/A	743,500	0.62%	0.28%
Subtotal 12 Largest ADS Holders		47,015,923	39.06%	17.86%
Total ADSs as of December 31, 2016		59,373,011	49.32%	22.56%

iv) TOTAL NUMBER OF SHAREHOLDERS

	Shareholders Registry	ADS Holders Registry	Total Holders
Total Number of Shareholders, Series A and B	1,187	56	1,243
Total Number of Shareholders, Series A	386	-	398
Total Number of Shareholders, Series B	1,101	56	1,157

4) OWNERSHIP AND SHARES

v) SIGNIFICANT CHANGES IN SHARE OWNERSHIP

There have not been any major changes in SQM’s share ownership during the year 2016.

4) B) OWNERSHIP STRUCTURE AND SHARES: SHARES AND THEIR CHARACTERISTICS AND RIGHTS

i) DESCRIPTION OF SERIES OF SHARES

Dividends are annually distributed to the Series A and Series B shareholders of record on the fifth business day prior to the date for payment of the dividends. The By-laws do not specify a time limit after which dividend entitlement elapses but Chilean regulations establish that after 5 years, unclaimed dividends are to be donated to the Chilean Fire Department.

Article 5 of the Company’s By-laws establishes that Series B shares may in no case exceed fifty percent of the issued, outstanding and paid shares of SQM. Series B shares have a restricted right to vote as they can only elect one Director of the Company, regardless of their capital stock’s share. Series B shares have the right to call for an Ordinary or Extraordinary Shareholders’ Meeting when the shareholders of at least 5% of the Series B shares request so and to call for an Extraordinary Board of Directors Meeting without the Chairman’s authorization when it is requested by the Director elected by the shareholders of the Series B shares. Series A shares have the option to exclude the Director elected by Series B shareholders from the voting process in which the Chairman of the Board is to be elected, if there is a tie in the first voting process. Articles 31 and 31 bis of the Company’s By-laws establish that in General Shareholders’ Meetings each shareholder will have a right to one vote for each share he owns or represents and (a) that no shareholder will have the right to vote for himself or on behalf of other shareholders of the same Series A or Series B shares representing more than 37.5% of the total outstanding shares with right to vote of each Series and (b) that no shareholder will have the right to vote for himself or on behalf of other shareholders representing more than 32% of the total outstanding shares with a right to vote. In calculating a single shareholder’s ownership of Series A or B shares, the shareholder’s stock and those pertaining to third parties related to them are to be added.

Article 5 bis of the Company’s By-laws establishes that no person may directly or by means of related third persons concentrate more than 32% of the Company’s total shares with right to vote.

Each Series A share and Series B share is entitled to share equally in the Company’s profits, i.e., they have the same rights on any dividends declared on the outstanding shares of SQM.

The Company By-laws do not contain any provision relating to (a) redemption provisions (b) sinking funds or (c) liability to capital calls by the Company.

As established in article 103 of Law No. 18,046, a company subject to the supervision of the SVS may be liquidated in the following cases:

(a)	Expiration of the duration term, if any, as established in its By-laws;
(b)	All the shares end up in the possession of one individual for more than ten continuous days;
(c)	By agreement of an Extraordinary Shareholders Meeting;
(d)	By abolition, pursuant to applicable laws, of the decree that authorized its existence;
(e)	Any other reason contemplated in its By-laws.

4) OWNERSHIP AND SHARES

Article 40 of the Company’s By-laws states that in the event of liquidation, the Shareholders’ Meeting will appoint a three-member receiver committee that will have the authority to carry out the liquidation process. Any surplus will be distributed equally among the shareholders.

The only way to change the rights of the holders of the SQM shares is by modifying its By-laws, which can only be carried out by an Extraordinary Shareholders’ Meeting, as established in article

28 of the Company By-laws.

Total number of shares:

•	Series A: 142,819,552
•	Series B: 120,376,972

ii) DIVIDEND POLICY

SQM’s dividend policy for 2016, which was announced at the General Ordinary Shareholders’ Meeting on April 26, 2016, states that the Company will pay and distribute to its shareholders 50% of the distributable net income obtained during the 2016 business year.

On Novembre 23, 2016, the Company´s Board of Directors agreed to pay an interim dividend of US$225 million or equivalent of US$0.85487 per share charged against the results of 2016. Mentioned amount was paid on December 20, 2016.

On November 23, 2016, the Compnay´s Board of Directors agreed to change the Dividend Policy for the 2016 Business year, which was informed at the annual general shareholders’ meeting held on April 26, 2016. The changes are as follows: (i) given that this approved dividend will be paid during the fourth quarter of 2016, no further provisional dividend will be charged against the 2016 net income, (ii) The remaining amount of the net income for the 2016 business year, if any, will be withheld and used for the financing of the Company's operations or one or more of the Company's investment projects and without prejudice to fund all or part of any possible future expenditures, or in its distribution of a final dividend, as determined at the Company’s annual general shareholders' meeting, (iii) The Dividend Policy described above corresponds to the intention or expectation of the Board of Directors in relation to such matter. Consequently, compliance with said Dividend Policy is necessarily conditioned to the net income ultimately obtained, to the results that indicate the periodic projections of the Company or to the existence of certain conditions that may affect them.

4) OWNERSHIP AND SHARES

iii) (1) STATISTICAL INFORMATION: DIVIDENDS

All series A and series B shares carry equal rights to share in any dividend declared on SQM’s shareholder capital in circulation. During the past three years, the Company has paid out the following dividends:

Payout Year	US$ Total (in millions)	US$/Share
2014	34.6	0.13129
2014 (Eventual)	230.0	0.87387
2014 (Interim)	109.2	0.41493
2015	39.0	0.14811
2015 (Interim)	84.0	0.31915
2016	22.6	0.08581
2016 (Eventual)	150.0	0.56992
2016 (Interim)	225.0	0.85487

iii) (2) STATISTICAL INFORMATION: SHARE TRANSACTIONS

SQM’s Series A and Series B shares are traded on the Santiago Stock Exchange, the Santiago Electronic Stock Exchange and the Valparaíso Stock Exchange. The Company’s Series B shares are traded as ADSs on the New York Stock Exchange. As of March 31, 2016, June 30, 2016, September 30, 2016 and December 31, 2016, the Series B shares had a stock market presence (presencia bursátil) in the Santiago Stock Exchange of 100%, and the Series A shares did not have a stock market presence.

Information on SQM’s shares on Chilean stock exchanges:

	Average Price (Ch$/Share)		Number of Shares Traded		Amount Traded (Millions of Ch$)
	SQM-A	SQM-B	SQM-A	SQM-B	SQM-A	SQM-B
2016	17,382	15,747	131,845	54,770,733	2,225	886,673
I Quarter	16,825	12,326	109,671	11,480,411	1,801	143,011
II Quarter	17,380	14,964	8,713	13,829,063	151	210,159
III Quarter	18,433	16,919	866	14,027,215	16	240,819
IV Quarter	19,429	18,873	12,595	15,434,044	256	292,684

Source: Bloomberg, Composite Exchange

Information on SQM’s shares on the New York Stock Exchange:

	Average Price (US$/ADS)	Number of Shares Traded	Amount Traded (Millions of US$)
	SQM-B	SQM-B	SQM-B
2016	23.32	154,355,822	3,746
I Quarter	17.67	29,991,918	541
II Quarter	22.07	46,222,691	1,026
III Quarter	25.46	35,158,693	901
IV Quarter	28.54	42,982,520	1,278

Source: Bloomberg, Composite Exchange

5) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

5) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

5) A) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT: DIVERSITY WITHIN THE BOARD OF DIRECTORS AS OF DECEMBER 31, 2016

i) NUMBER OF PERSONS BY GENDER

Number of female directors	1
Number of male directors:	7

ii) NUMBER OF PERSONS BY NATIONALITY

Number of Chilean directors:	4
Number of foreign directors:	4

iii) NUMBER OF PERSONS BY AGE

Number of directors whose age is:

Under 30 years:	0
30 to 40 years:	0
41 to 50 years:	3
51 to 60 years:	3
61 to 70 years:	2
Over 70 years:	0

iv) NUMBER OF PERSONS BY YEARS OF SERVICE

Number of directors who, as of December 31, 2016, have held the position of director of SQM for:

Less than 3 years:	8
Between 3 and 6 years:	0
More than 6 and less than 9 years:	0
Between 9 and 12 years:	0
More than 12 years:	0

5) B) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT: DIVERSITY WITHIN EXECUTIVE MANAGEMENT AS OF DECEMBER 31, 2016

i) NUMBER OF PERSONS BY GENDER

Number of female executive officers:	1
Number of male executive officers:	12

ii) NUMBER OF PERSONS BY NATIONALITY

Number of Chilean executive officers:	12
Number of foreign executive officers:	1

5) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

iii) NUMBER OF PERSONS BY AGE

Number of executive officers whose age is:

Under 30 years:	0
30 to 40 years:	4
41 to 50 years:	5
51 to 60 years:	3
61 to 70 years:	1
Over 70 years:	0

iv) NUMBER OF PERSONS BY YEARS OF SERVICE

Number of executive officers who, as of December 31, 2016, have worked at SQM for:

Less than 3 years:	2
Between 3 and 6 years:	2
More than 6 and less than 9 years:	1
Between 9 and 12 years:	1
More than 12 years:	7

5) C) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT: DIVERSITY WITHIN THE ORGANIZATION

i) NUMBER OF PERSONS BY GENDER

Total number of female employees:	696
Total number of male employees:	4,055

ii) NUMBER OF PERSONS BY NATIONALITY

Total number of Chilean employees:	4,479
Total number of foreign employees:	272

iii) NUMBER OF PERSONS BY AGE

Total number of employees whose age is:

Under 30 years:	826
30 to 40 years:	1,788
41 to 50 years:	1,293
51 to 60 years:	693
61 to 70 years:	147
Over 70 years:	4

iv) NUMBER OF PERSONS BY YEARS OF SERVICE

Total number of employees who, as of December 31, 2016, have worked at SQM for:

Less than 3 years:	1,931
Between 3 and 6 years:	1,443
More than 6 and less than 9 years:	275
Between 9 and 12 years:	431
More than 12 years:	671

5) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

5) D) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT: SALARY GAP BY GENDER

Proportion of the average gross base salary represented by female employees compared to male employees, disclosed according to the type of position:

Position Type	Hay Methodology Group Level (1)	Female Employees (%)
Administrative	12	108

Manager (Support Area)	17 (2)	N/A
	18	74
	19	107
	20	90

Manager (Sales Area)	20 (2)	N/A

Chief Executive Officer	26 (2)	N/A

Manager (Operations Area)	19 (2)	N/A
	20 (2)	N/A
	21 (2)	N/A

Department Head	13	89
	14	111
	15	101
	16	97

Shift Head and Heads of Other Areas	17(2)	N/A
	14(2)	N/A
	15	133
	16	100
	17 (2)	N/A

Operator	11	103
	12	97
	13	103

Professional	12	103
	13	95
	14	98
	15	96

Senior Professional	14	89
	15	106
	16	146

5) SOCIAL RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

Position Type	Hay Methodology Group Level (1)	Female Employees (%)

Superintendent/Deputy Manager	15 (2)	N/A
	16	137
	17	83
	18	92
	19 (2)	N/A

Operations Supervisor	12 (2)	N/A

Technician	12	83
	13	105

Salesperson	13	95

Vice President	21	113
	22 (2)	N/A
	23 (2)	N/A

(1)	The Hay Methodology is a system that is used at companies around the world in order to evaluate positions in such a way that they can be compared among companies of different sizes and industries. Group levels are determined on the basis of multiple variables, including company size and the level of responsibility assigned to the position (defined primarily as a function of knowledge, autonomy and responsibility for results).
(2)	All employees at this position/group level are men.

6) MANAGEMENT AND PERSONNEL

6) MANAGEMENT AND PERSONNEL

6) A) MANAGEMENT AND PERSONNEL: ORGANIZATIONAL CHART

Organizational Chart

(1)	On January 26, 2016, Macarena Briseño was named Comptroller and Corporate Reporting Manager. On the same date, Raúl Puerto was named Internal Audit Manager.
(2)	On September 1, 2016, Gonzalo Aguirre was appointed to his current position, replacing Matias Astaburuaga.
(3)	On May 18, 2016, Pablo Altimiras, Jose Miguel Berguño, Frank Biot, Pauline De Vidts, Gerardo Illanes, Daniel Jimenez y Ricardo Ramos were appointed to their actual positions.

6) B) MANAGEMENT AND PERSONNEL: INFORMATION ABOUT THE BOARD OF DIRECTORS

i) GENERAL INFORMATION ABOUT THE BOARD OF DIRECTORS

SQM’s Board of Directors comprises 8 members, none of which are alternate directors. The entire Board of Directors is regularly elected every three years at our ordinary shareholders’ meeting. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If a vacancy occurs, the entire Board must be elected or re-elected at the next regularly scheduled meeting of shareholders. The last election of the Board of Directors took place at the ordinary shareholders’ meeting held on April 26, 2016. On March 22, 2017, Julio Rebolledo D. informed the Board of Directors that he had decided to resign from his position as director of SQM effective April 27, 2017. As a result of his resignation, the entire Board of Directors will be elected at the next Annual Ordinary Shareholders’ Meeting on April 28, 2017.

6) MANAGEMENT AND PERSONNEL

ii) IDENTIFICATION OF THE BOARD MEMBERS

Directors as of December 31, 2016:

Name	Title	Profession	Chilean Taxpayer ID	Date of Original Election	Date of Last Reelection
Eugenio Ponce Lerou	Chairman	Chemical and Mechanical Engineer	5.370.715-7	Apr. 2016	N/A
Edward J. Waitzer	Vice Chairman	Lawyer	21.376.788-7	Apr. 2015	Apr. 2016
Joanne L. Boyes	Director	Chartered Professional Accountant	48.188.014-9	Apr. 2015	Apr. 2016
Gonzalo Guerrero Yamamoto	Director	Lawyer	10.581.580-8	Apr. 2016	N/A
Robert A. Kirkpatrick	Director	Lawyer	48.187.982-5	Apr. 2015	Apr. 2016
Hans Dieter Linneberg Arancibia	Director	Economist	8.321.556-9	Apr. 2015	Apr. 2016
Arnfinn F. Prugger	Director	Geoscientist	48.187.981-7	Apr. 2015	Apr. 2016
Julio Rebolledo Díaz	Director	Academic and Consultant	12.587.799-0	Abr. 2016	N/A

Directors not on the Board as of December 31, 2016 but who were on the Board within the last two years:

Name	Title	Profession	Chilean Taxpayer ID	Date of Original Election	Date of Last Reelection	Date Left Board
Wayne R. Brownlee	Vice Chairman	Economist	48.122.174-9	Dec. 2001	Apr. 2013	Mar.2015
Hernán Büchi Buc	Director	Civil Engineer	5.718.666-6	Abr. 1993	Abr. 2015	Abr. 2016
Patricio Contesse Fica	Director	Lawyer	15.315.085-0	Apr. 2013	N/A	Apr. 2015
José María Eyzaguirre Baeza	Director	Lawyer	7.011.679-0	Dec. 2001	Apr. 2013	Mar.2015
Juan Antonio Guzmán Molinari	President	Industrial Chemical Engineer	5.123.918-0	Apr. 2013	N/A	Apr. 2016
Alejandro Montero Purviance	Director	Bachelor of Business Administration	6.939.458-2	Apr. 2013	N/A	Mar.2015
Julio Ponce Lerou	Chairman	Forestry Engineer	4.250.719-9	Sept. 1987	Apr. 2013	Apr. 2015
Wolf Von Appen Behrmann	Director	Entrepreneur	2.884.455-7	May. 2005	Apr. 2015	Apr. 2016

6) MANAGEMENT AND PERSONNEL

iii) REMUNERATIONS OF THE DIRECTORS

Summary of remunerations paid to members of the Board of Directors between January and December 2016 (in Ch$):

	SQM S.A.								SQMC S.A.
	Board of Directors		Directors’ Committee		Corporate Governance Committee	Safety, Health and Environment Committee	Ad-Hoc Committee		Board of Directors
Directors	Fixed	Variable	Fixed	Variable	Fixed	Fixed	Fixed	Total	Fixed	Total
Luis Eugenio Ponce Lerou	62,862,957	-	-	-	-	-	-	62,862,957	9,378,257	9,378,257
Edward J. Waitzer	67,475,936	85,483,912	25,306,478	28,494,860	16,868,988	-	7,709,225	231,339,399	-	-
Joanne L. Boyes	36,035,504	85,483,912	-	-	-	9,008,878	-	130,528,294	-	-
Hernán Büchi Buc	20,613,068	85,483,912	7,729,901	28,494,860	-	-	-	142,321,741	-	-
Gonzalo Guerrero Yamamoto	41,908,638	-	-	-	-	10,477,162	-	52,385,800	-	-
Juan Antonio Guzmán Molinari	38,608,329	192,338,636	-	-	-	-	-	230,946,965	-	-
Robert A. Kirkpatrick	36,035,504	85,483,912	-	-	9,008,878	-	7,709,225	138,237,519	-	-
Hans Dieter Linneberg A.	67,647,524	85,483,912	25,367,824	28,494,860	16,911,885	-	-	223,906,005	-	-
Arnfinn F. Prugger	36,035,504	85,483,912	-	-	-	9,008,878	-	130,528,294	-	-
Julio Cesar Rebolledo Diaz	36,639,042	-	13,739,642	-	-	-	-	50,378,684	-	-
Wolf Von Appen B.	30,858,568	85,483,912	-	-	-	7,714,644	7,714,644	131,771,768	-	-
TOTAL	474,720,574	790,726,020	72,143,845	85,484,580	42,789,751	36,209,562	23,133,094	1,525,207,426	9,378,257	9,378,257

6) MANAGEMENT AND PERSONNEL

Summary of remunerations paid to members of the Board of Directors between January and December 2015 (in Ch$):

	SQM S.A.								SQMC S.A.
	Board of Directors		Directors’ Committee		Corporate Governance Committee	Safety, Health and Environment Committee	Ad-Hoc Committee		Board of Directors
Directors	Fixed	Variable	Fixed	Variable	Fixed	Fixed	Fixed	Total	Fixed	Total
Juan Antonio Guzmán Molinari	68,369,532	91,599,821	9,233,028	36,639,681	-	-	-	205,842,062	-	-
Edward J. Waitzer	30,222,760	-	11,333,536	-	7,555,692	-	7,555,692	56,667,680	-	-
Joanne L. Boyes	30,222,760	-	-	-	-	7,555,692	-	37,778,452	-	-
Hernán Büchi Buc	55,834,966	91,599,821	20,558,436	36,639,681	-	-	-	204,632,904	-	-
Robert A. Kirkpatrick	30,222,760	-	-	-	7,555,692	-	7,555,692	45,334,144	-	-
Hans Dieter Linneberg Arancibia	35,320,768	-	13,245,289	-	8,830,194	-	-	57,396,251	-	-
Arnfinn F. Prugger	30,222,760	-	-	-	-	7,555,692	-	37,778,452	-	-
Wolf von Appen Behrmann	45,589,466	91,599,821	9,233,028	36,639,681	-	7,550,273	7,550,273	198,162,542	-	-
Julio Ponce Lerou	36,871,800	641,197,510	-	-	-	-	-	678,069,310	29,544,000	29,544,000
Wayne R. Brownlee	17,348,756	91,599,821	-	-	-	-	-	108,948,577	-	-
Patricio Contesse Fica	15,388,380	91,599,821	-	-	-	3,693,211	-	110,681,412	-	-
José María Eyzaguirre Baeza	9,216,186	91,599,821	-	-	-	2,211,885	-	103,027,892	-	-
Alejandro Montero Purviance	10,904,038	91,599,821	-	-	-	-	-	102,503,859	-	-
TOTAL	415,734,932	1,282,396,257	63,603,317	109,919,043	23,941,578	28,566,753	22,661,657	1,946,823,537	29,544,000	29,544,000

6) MANAGEMENT AND PERSONNEL

iv) ADVISORY SERVICES CONTRACTED BY THE BOARD OF DIRECTORS

During 2016, the Board of Directors contracted the following advisory services:

Entity	Type of Service	Amount (US$)
PriceWaterhouseCoopers	Financial statement audit	US$1.25 million
Shearman & Sterling	Legal	US$0.17 million
FTI Consulting	Legal	US$0.10 million
Grupo Vial Serrano	Legal	US$0.15 million
Others	Legal	US$0.17 million
Others	Varias	US$0.31 million
TOTAL		US$2.15 million

v) BOARD OF DIRECTORS TRAINING

During 2016, the Board of Directors received training in the following areas:

•	Orientation for new Board members
•	SQM’s Code of Ethics and Crime Prevention Model

6) MANAGEMENT AND PERSONNEL

6) C) MANAGEMENT AND PERSONNEL: INFORMATION ABOUT THE DIRECTORS’ COMMITTEE

i) DIRECTORS’ COMMITTEE FORMED IN ACCORDANCE WITH ARTICLE 50 PART TWO OF LAW NO. 18,046

As of December 31, 2016, the Company had a Directors’ Committee to carry out the functions established under Article 50, part two, of Law No. 18,046.

ii) IDENTIFICATION OF MEMBERS OF THE DIRECTORS’ COMMITTEE

As of December 31, 2016, the Company’s Directors’ Committee comprised Hans Dieter Linneberg A., Julio Rebolledo D. and Edward J. Waitzer. Under the regulations in force as of December 31, 2016, Hans Dieter Linneberg A., Julio Rebolledo D. y Edward J. Waitzer held and continue to hold the position of Independent Director. Hans Dieter Linneberg A. held and continues to hold the position of Chairman of the Directors’ Committee.

The members of this Directors’ Committee were elected on May 18, 2016. On that date Julio Rebolledo D. was elected as new member of the Directors’ Committee, replacing Hernán Büchi B. The Directors’ Committee had previously remained unchanged since April 24, 2015.

iii) REMUNERATIONS OF THE DIRECTORS’ COMMITTEE

On April 26, 2016, it was agreed at the SQM Ordinary Shareholders’ Meeting that each Director sitting on the Directors’ Committee would receive monthly remunerations of 75 UF, and annual remunerations equivalent to 0.02% of the Company’s liquid net earnings for the 2016 financial year. This compensation package is fixed regardless of the number of sessions held by the Committee during the period, and separate to the remunerations received by the members in their capacity as members of the Company’s Board of Directors. At the same Shareholders’ Meeting, an operating budget for the Directors’ Committee equivalent to the sum of the aforementioned remunerations was agreed.

For further information about remunerations paid to the members of the Directors’ Committee during 2016 and 2015, see section 5)B)iii) Remunerations of the Directors.

iv) ACTIVITIES OF THE DIRECTORS’ COMMITTEE

During 2016, the Directors’ Committee of SQM (the “Committee”) analyzed (i) the Company’s Unaudited Financial Statements and Reports; (ii) the Company’s Audited Financial Statements and Reports; (iii) the Reports and proposals of external auditors, accounts inspectors and independent risk rating agencies for the Company; (iv) the proposal to SQM’s Board of Directors about the external auditors and independent rating agencies that the Board could recommend to the respective shareholders’ meeting for their subsequent appointment; (v) the tax and other services, other than audit services, provided by the Company’s external auditors and its subsidiaries in Chile and abroad; (vi) the remuneration and compensation plans for the Company’s main executives; (vii) the information related to the Company’s operations as referred to in Title XVI of the Corporations Act; (viii) the report on internal control of the Company and (ix) the various matters referred to in the Chapter titled “Directors’ Committee” included in SQM’s Financial Statements at December 31, 2016.

6) MANAGEMENT AND PERSONNEL

Regarding the above, the Committee:

(a)	Examined the information regarding the financial statements of SQM for the 2016 business year and the Report issued thereon by the External Auditors of SQM. Similarly, it also examined the Company’s Interim Consolidated Financial Statements for the 2016 business year.

(b)	Examined, at its Meeting No. 111 on November 7, 2016, the resolution of four broker agreements in Japan and other Asian countries with the Japanese company Kowa Co., Ltd. (“Kowa”). Kowa is a related party of the Company based on a Joint Operation Agreement with Sociedad de Inversiones Pampa Calichera S.A. The Directors’ Committee of the Company approved such contracts. In its Meeting No. 729 on November 7, 2016, the Board of Directors was informed in a timely manner of such approval by the Directors’ Committee and, in turn, also confirmed that such contracts were on terms, prices and other conditions similar to those prevailing in the respective markets at the pertinent time and approved, by the unanimous vote of directors present at the meeting, the execution of such agreements.

(c)	Proposed to the Company’s Board of Directors the names of the External Auditors and the Independent Risk Rating Agencies for SQM and the Company’s Board of Directors, in turn, suggested their appointment to the respective Annual Ordinary Shareholders Meeting of SQM. The Company’s Board of Directors approved said suggestions and the Shareholders’ Meeting also ratified them.

(d)	Examined and approved the remuneration system and the compensation plans for the Company’s employees and senior executives.

The Committee also (i) authorized the contracting by the Company of various consulting services with PwC, (ii) reviewed the expenses of the Company's CEO, and (iii) reviewed the reports from the Company’s internal audit and risk and compliance areas.

Finally, the Committee issued the Annual Management Report referred to in Law No. 18,046.

v) ADVISORY SERVICES CONTRACTED BY THE DIRECTORS’ COMMITTEE

During 2016 the Directors’ Committee incurred expenses of US$65,000 for advisory services.

6) MANAGEMENT AND PERSONNEL

6) D) MANAGEMENT AND PERSONNEL: MAIN EXECUTIVES

i) IDENTIFICATION OF EXECUTIVE OFFICERS

As of December 31, 2016, the following executives served on the Company’s executive management team:

Name	Position	Profession	Chilean Taxpayer ID	In Position Since	Years of Service at SQM (1)
Patricio de Solminihac T.	Chief Executive Officer	Industrial Civil Engineer	6.263.302-6	Mar. 2015	29 years
Ricardo Ramos R. (3)	Chief Financial Office and Vice President of Corporate Services	Industrial Civil Engineer	8.037.690-1	May. 2016	28 years
Gonazlo Aguirre T.(2)	General Counsel	Lawyer	13.441.419-7	Sep. 2016	1 year
Pablo Altimiras C. (3)	Vice President of Development and Planning	Industrial Civil Engineer	13.657.862-6	May. 2016	11 years
Juan Carlos Barrera P.	Vice President of Operations, Potassium and Lithium	Industrial Civil Engineer	10.528.182-K	Jan. 2007	26 years
Jose Miguel Berguño C.(3)	Vice President of Human Resourses and Performance	Industrial Civil Engineer	10.903.992-6	May. 2016	5 years
Frank Biot (3)	Vice President of Sales, Potassium and Nitrate	Economist	N/A	May. 2016	32 years
Pauline De Vidts S. (3)	Vice President of Public Affairs and Sustainability	Industrial Civil Engineer	9.668.138-0	May. 2016	21 years
Carlos Díaz O.	Vice President of Operations, Nitrates and Iodine	Industrial Civil Engineer	10.476.287-5	Oct. 2012	21 years
Gerardo Illanes G. (3)	Vice President of Finance	Industrial Civil Engineer	13.904.120-8	May. 2016	11 years
Daniel Jiménez Sch. (3)	Vice President of Sales, Iodine, Lithium and Industrial Chemicals	Industrial Civil Engineer	6.362.533-7	May. 2016	26 years
Raúl Puerto M. (4)	Internal Audit Manager	Industrial Engineer	14.757.436-K	Ene. 2016	1 year
Andrés Yaksic B.	Risk Management and Compliance Officer	Industrial Civil Engineer	15.313.670-K	Oct. 2015	9 years

(1)	Years of service at SQM includes SQM S.A. and its subsidiaries.
(2)	On September 1, 2016, Gonzalo Aguirre was appointed to his current position, reemplacing Matias Astaburuaga.
(3)	On May 18, 2016, Pablo Altimiras, Jose Miguel Berguño, Frank Biot, Pauline De Vidts, Gerardo Illanes, Daniel Jimenez, y Ricardo Ramos were appointed to their current positions.
(4)	On January 26, 2016, Macarena Briseño was named Comptroller and Corporate Reporting Manager. On the same date, Raúl Puerto was named Internal Audit Manager.

6) MANAGEMENT AND PERSONNEL

ii) REMUNERATIONS OF MAIN EXECUTIVES

Remunerations for the main executives for 2016 and 2015 were as follows:

Year	Number of Executives (1)	Fixed Salary (Millions of Ch$)	Variable Salary (Millions of Ch$)	Total Salary (Millions of Ch$)
2016	105	10,951	2,732	13,683
2015	103	11,041	2,704	13,745

(1) Considers the average number of executives during the period.

iii) COMPENSATION PLANS

Executive incentive plans: The organization’s goal is to create value for its interest groups, and to this end SQM S.A. has developed a variable incentives system that recognizes people’s commitment to the organization and its operating results.

Directors: The only remunerations assigned to the Board of Directors are disclosed in section 5)B)iii) Remunerations of the Directors. The Company has not implemented any incentive plans for its Directors.

SQM Executive Officers: The Company provides its executives with an annual and a long-term bonus plan payble in the first quarter of 2021 or the date of the employee´s resignation, taking into account achievement of targets and individual contribution to the Company’s operating results. These incentives are based on the following variables: a) Short term (annual): the Company’s operating results and safety indices; b) Long term: the Company’s after-tax return on equity. SQM also operates a compensation plan designed to retain its executives by providing bonuses linked to the Company’s share price.

6) E) MANAGEMENT AND PERSONNEL: NUMBER OF EMPLOYEES

As of December 31, 2015, SQM and its subsidiaries had 4,250 employees, detailed as follows:

Employee Type	Parent	Subsidiaries	Total
Executives	31	72	103
Professionals	119	919	1,038
Technicians and operators	262	3,076	3,338
Foreigners	8	264	272
Total	420	4,331	4,751

6) MANAGEMENT AND PERSONNEL

6) F) MANAGEMENT AND PERSONNEL: SHARE OWNERSHIP OF EXECUTIVE OFFICERS AND BOARD MEMBERS

We have been informed that the following Directors own shares of SQM as of December 31, 2016:

Name	Position	Percentage of Shares in SQM
Eugenio Ponce Lerou	Chairman	0%
Edward J. Waitzer	Vice Chairman	0%
Joanne L. Boyes	Director	0%
Gonzalo Guerrero Yamamoto	Director	<1%
Robert A. Kirkpatrick	Director	0%
Hans Dieter Linneberg Arancibia	Director	0%
Arnfinn F. Prugger	Director	0%
Julio Rebolledo Díaz	Director	0%

We have been informed that the following executive officers own shares of SQM as of December 31, 2016:

Name	Position	Percentage of Shares in SQM
Patricio de Solminihac T.	Chief Executive Officer	0%
Ricardo Ramos R.	Chief Financial Office and Vice President of Corporate Services	0%
Gonzalo Aguirre T.	General Counsel	0%
Pablo Altimiras C.	Vice President of Development and Planning	0%
Juan Carlos Barrera P.	Vice President of Operations, Potassium and Lithium	<1%
Jose Miguel Berguño C.	Vice President of Human Resourses and Performance	<1%
Pauline De Vidts S.	Vice President of Public Affairs and Sustainability	0%
Carlos Díaz O.	Vice President of Operations, Nitrates and Iodine	0%
Gerardo Illanes G.	Vice President of Finance	<1%
Daniel Jiménez Sch.	Vice President of Sales of Iodine, Lithium and Industrial Chemicals	0%
Raúl Puerto M.	Internal Audit Manager	0%
Andrés Yaksic B.	Risk Management and Compliance Officer	0%

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

7) A) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES: SUBSIDIARIES AND ASSOCIATES

Subsidiaries in Chile

AGRORAMA S.A.:
Type of company:	Corporation
Capital:	US$149,372
Ownership:	99.999% SQMC S.A.
0.001% minority interest
Investment as % of SQM S.A.’s
individual assets:	0. 0146582%
Corporate purpose:	Sales and distribution of fertilizers, pesticides and agricultural inputs
Board of Directors:	Carlos Ríos M.
Christian Izarnotegui L.
Daniel Pizarro R
CEO:	Christian Izarnotegui L.
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 3883
Fax:	(56) 2 2425 2068

AJAY-SQM CHILE S.A.:
Type of company:	Corporation
Capital:	US$5,313,794
Ownership:	51% SQM S.A.
49% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.2260030%
Corporate purpose:	Iodine processing
Board of Directors:	Daniel Jimenez S.*
Felipe Smith de A.
Alan Shipp
Charles Pittard
CEO:	Patricio Covarrubias G.
Relationship with parent company:	Production
Contracts with parent company:	Distribution
Address:	Avda Pdte. Eduardo Frei N° 4900, Santiago, Chile
Telephone:	(56) 2 2443 7110
Fax:	(56) 2 2443 7114

* Director, CEO o Executive Office of SQM S.A.

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

ALMACENES Y DEPOSITOS LTDA.:
Type of company:	Limited liability corporation
Capital:	US$1,160,403
Ownership:	99% SQM Potasio S.A.
1% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0084296%
Corporate purpose:	General deposit activities
Board of Directors:	None
CEO:	Patricio de Solminihac T.*
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2268

COMERCIAL AGRORAMA LTDA
Type of company:	Limited liability corporation
Capital:	US$1,194,976
Ownership:	70% SQMC S.A.
30% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0074279%
Corporate purpose:	Sales and distribution of fertilizers, pesticides and agricultural inputs
Board of Directors:	Daniel Pizarro R.
Carlos Ríos M.
Christian Izarnotegui L.
Tullio Callegari P.
Alejandro Bitrán M.
CEO:	Christian Izarnotegui L.
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2068

COMERCIAL HYDRO S.A.:
Type of company:	Corporation
Capital:	US$4,818,186
Ownership:	99.9999% SQMC S.A.
0.0001% SQMC Internacional Ltda.
Investment as % of SQM S.A.’s
individual assets:	0.0819508%
Corporate purpose:	Import and marketing of fertilizers
Board of Directors:	Carlos Ríos M.
Roberto Campusano B.
Daniel Pizarro R
CEO:	Daniel Pizarro R.
Relationship with parent company:	Support
Contracts with parent company:	None
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2525
Fax:	(56) 2 2425 2268

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

EXPLORACIONES MINERAS S.A.:
Type of company:	Corporation
Capital:	US$30,100,000
Ownership:	0.269103% SQM S.A.
99.730897% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	0.6819964%
Corporate purpose:	Operation of other mines and quarries
Board of Directors:	Patricio de Solminihac T.*
Ricardo Ramos R.*
CEO:	Patricio de Solminihac T.*
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2434

INSTITUCION DE SALUD PREVISIONAL NORTE GRANDE LTDA.:
Type of company:	Limited liability corporation
Capital:	US $74,686
Ownership:	99% SQM Industrial S.A.
1% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0147895%
Corporate purpose:	Administration of health matters for SQM S.A.
Board of Directors:	Not applicable
CEO:	Humberto Riquelme
Relationship with parent company:	Support
Contracts with parent company:	Support
Address:	Aníbal Pinto N° 3228, Antofagasta, Chile
Telephone:	(55) 412621
Fax:	(55) 412632

ORCOMA ESTUDIOS SPA:
Type of company:	Joint stock company
Capital:	US$4,631,507
Ownership:	51% SQM S.A.
49% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0619689%
Corporate purpose:	Exploration, measurement, prospection and research of mineral deposits for extraction, production and mineral processing
Legal representative:	Patricio de Solminihac*
Ricardo Ramos*
Relationship with parent company:	Not applicable
Contracts with parent company:	None
Address:	Apoquindo 3721, office 131, Las Condes, Santiago, Chile
Telephone:	(56) 2 367 3000

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

ORCOMA SPA:
Type of company:	Joint stock company
Capital:	US$2,357,731
Ownership:	100% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0613547%
Corporate purpose:	Exploration, measurement, prospection, Research, development and operation of mineral deposits for extraction, production and processing
Legal representative:	Patricio de Solminihac*
Ricardo Ramos*
Relationship with parent company:	Not applicable
Contracts with parent company:	None
Address:	Apoquindo 3721, office 131, Las Condes, Santiago, Chile
Telephone:	(56) 2 367 3000

PROINSA LTDA.:
Type of company:	Limited liability corporation
Capital:	US$61,327
Ownership:	99.9% SQMC S.A.
0.1% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0009010%
Corporate purpose:	Production and marketing of fertilizers
Board of Directors:	None
CEO:	Daniel Pizarro R.
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2525
Fax:	(56) 2 2425 2268

SERVICIOS INTEGRALES DE TRANSITOS Y TRANSFERENCIAS S.A.:
Type of company:	Corporation
Capital:	US$9,873,573
Ownership:	99.99966% SQM Industrial S.A.
0.00034% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0.1011004%
Corporate purpose:	Transport and storage of merchandise
Board of Directors:	Juan Carlos Barrera P.*
Ricardo Ramos R.*
Patricio de Solminihac T.*
Daniel Jiménez S.*
Carlos Diaz O. *
CEO:	Patricio de Solminihac T.*
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Arturo Prat N° 1060, Tocopilla, Chile
Telephone:	(55) 414452
Fax:	(55) 414488

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SOCIEDAD PRESTADORA DE SERVICIOS DE SALUD CRUZ DEL NORTE S.A.:
Type of company:	Corporation
Capital:	US$74,686
Ownership:	99% SQM Industrial S.A.
1% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0016484%
Corporate purpose:	Provision of health-related services
Board of Directors:	None
CEO:	David Zapata F.
Relationship with parent company:	Support
Contracts with parent company:	Support
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2068

SOQUIMICH COMERCIAL S.A.:
Type of company:	Open stock corporation
Capital:	US$61,745,898
Ownership:	60.6383212% SQM Industrial S.A.
0.0000004% SQM S.A.
39.3616784% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	2.0309903%
Corporate purpose:	Production and marketing of fertilizers
Board of Directors:	Ricardo Ramos R. *
Bogdan Borkowski S.
Alfredo Doberti D.
Francisco Javier Fontaine S.
Gerardo Illanes G. *
Daniel Jiménez S. *
Eugenio Ponce L.*
CEO:	Daniel Pizarro R.
Relationship with parent company:	Distribution
Contracts with parent company:	Supply
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2525
Fax:	(56) 2 2425 2268

SQM INDUSTRIAL S.A.:
Type of company:	Corporation
Capital:	US$715,066,287
Ownership:	99.047043% SQM S.A.
0.952957% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	23.3540170%
Corporate purpose:	Operation of extraction plants, holdings and transfer of mineral substances and raw materials
CEO:	Patricio de Solminihac T.*
Board of Directors:	Patricio de Solminihac T.*
Ricardo Ramos*
Carlos Diaz O.*
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2525
Fax:	(56) 2 2425 2268

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM NITRATOS S.A.:
Type of company:	Corporation
Capital:	US$30,349,981
Ownership:	99.99999782% SQM S.A.
0.00000218% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	1.5671249%
Corporate purpose:	Production and sale of fertilizers
Board of Directors:	Patricio de Solminihac T.*
Ricardo Ramos R.*
Daniel Jiménez S.*
Carlos Diaz O.*
CEO:	Patricio de Solminihac T.*
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2268

SQM POTASIO S.A.:
Type of company:	Corporation
Capital:	US$257,010,492
Ownership:	99.999999% SQM S.A.
0.000001% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	21.8978783%
Corporate purpose:	Extraction of minerals for fertilizer and chemical production
Board of Directors:	Patricio de Solminihac T.*
Ricardo Ramos R.*
Carlos Diaz O.*
Daniel Jiménez S.*
CEO:	Patricio de Solminihac T.*
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2268

SQM SALAR S.A.:
Type of company:	Corporation
Capital:	US$38,000,000
Ownership:	81.82% SQM Potasio S.A.
18.18% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	17.4319576%
Corporate purpose:	Exploitation and marketing of potassium, lithium and other products
Board of Directors:	Patricio De Solminihac T.*
Daniel Jiménez S.*
Ricardo Ramos R.*
Carlos Diaz O.*
CEO:	Patricio de Solminihac T.*
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2000
Fax:	(56) 2 2425 2268

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SOQUIMICH COMERCIAL INTERNACIONAL LTDA.:
Type of company:	Limited liability corporation
Capital:	US$866,453
Ownership:	99.7423% SQMC S.A.
0.2577% Proinsa Ltda.
Investment as % of SQM S.A.’s
individual assets:	0.0032308%
Corporate purpose:	Marketing, import and export of fertilizers
Board of Directors:	None
CEO:	Daniel Pizarro R.
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	El Trovador 4285, Las Condes, Santiago, Chile
Telephone:	(56) 2 2425 2525
Fax:	(56) 2 2425 2268

International Subsidiaries

ADMINISTRACION Y SERVICIOS SANTIAGO S.A. DE C.V.:
Type of company:	Variable capital corporation
Capital:	US$6,612
Ownership:	99.998% SQM Industrial S.A.
0.002% SQM North America Corporation
Investment as % of SQM S.A.’s
individual assets:	-0.0101331%
Corporate purpose:	Services
Board of Directors:	Christian Lüders M.
Ricardo Ramos R.*
Frank Biot*
Gerardo Illanes G.*
Gonzalo Aguirre T.*
Alvaro Fernandez G.
Patricio de Solminihac T.*
Matías Murillo G.
CEO:	Christian Lüders M.
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Av. Moctezuma 144-4, Ciudad del Sol. CP 45050, Zapopan, Jalisco, Mexico
Telephone:	(52 33) 35401100
Fax:	(52 33) 35401100

COMERCIAL CAIMÁN INTERNACIONAL S.A.:
Type of company:	Corporation
Capital:	US$1,000
Ownership:	100% SQM Investment Corporation N.V.
Investment as % of SQM S.A.’s
individual assets:	-0.0225780%
Corporate purpose:	Marketing, importing and exporting
Board of Directors:	Christian Lüders M.
Andrés Yaksic B.*
Matías Murillo G.
CEO:	Christian Lüders M.
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Edificio Plaza Bancomer, Calle 50, Panama, Republic of Panama
Telephone:	(52 33) 35101100
Fax:	(52 33) 35101100

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

NITRATOS NATURAIS DO CHILE SERVICIOS LTDA.:
Type of company:	Limited liability corporation
Capital:	US$774,294
Ownership:	29.18% SQM Industrial S.A.
70.82% SQM Brasil Ltda.
Investment as % of SQM S.A.’s
individual assets:	-0.0836635%
Corporate purpose:	Marketing advisory services, representation of other foreign and local companies, administrative support in general
Board of Directors:	None
Legal representative:	Martim de Almeida Sampaio
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Calçada das Margaridas, nº 163, sala 02, Centro Comercial de Alphaville, Alphaville, Barueri, CEP 06453-038, Sao Paulo, Brazil.
Telephone:	(55 11) 4195 6315

NORTH AMERICAN TRADING COMPANY:
Type of company:	Corporation
Capital:	US$338,124
Ownership:	100% SQM North America Corporation
Investment as % of SQM S.A.’s
individual assets:	0.0069088%
Corporate purpose:	Investment company
Board of Directors:	Ricardo Ramos R.*
Daniel Jiménez S.*
President:	Sebastián Sánchez
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA 30339
Telephone:	(1 770) 916 9400
Fax:	(1 770) 916 9401

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

ROYAL SEED TRADING A.V.V.:
Type of company:	Limited liability corporation
Capital:	US$6,000
Ownership:	1.67% SQM S.A.
98.33% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	-0.5524401%
Corporate purpose:	Investment and marketing of moveable property and real estate
Board of Directors:	IMC International Management & Trust Company N.V
CEO:	IMC International Management & Trust Company N.V
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	L. G. Smith Blv 62 Miramar Building, Suite 304, Orangestad, Aruba
Telephone:	297 582 3301
Fax:	297 583 6454

RS AGRO CHEMICAL TRADING CORP. A.V.V.:
Type of company:	Limited liability corporation
Capital:	US$6,000
Ownership:	98.3333% SQM S.A.
1.6667% SQM Potasio S.A.
Investment as % of SQM S.A.’s
individual assets:	0.1352315%
Corporate purpose:	Investment and marketing of moveable property and real estate
Board of Directors:	IMC International Management & Trust Company N.V
CEO:	IMC International Management & Trust Company N.V
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	L. G. Smith Blv 62 Miramar Building, Suite 304, Orangestad, Aruba
Telephone:	297 582 3301
Fax:	297 583 6454

SOQUIMICH EUROPEAN HOLDINGS B.V.:
Type of company:	Limited liability corporation
Capital:	US$15,815,547
Ownership:	100% SQM Corporation N.V.
Investment as % of SQM S.A.’s
individual assets:	2.6885177%
Corporate purpose:	Investment company
Board of Directors:	Frank Biot*
Patrick Vanbeneden
Paul van Duuren
Dennis Beets
CEO:	None
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Luna Arena, Herikerbergweg 238, 1101 CM Amsterdam Zuid-Oost, Netherlands
Telephone:	(31 20) 5755600
Fax:	(31 20) 6730016

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SOQUIMICH S.L.R. ARGENTINA:
Type of company:	Limited liability corporation
Capital:	S$1,656,500
Ownership:	99.99906% SQM Investment Corporation
0.00094% SQM Industrial S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0008353%
Corporate purpose:	Import, export, sales and marketing of fertilizers, sodium nitrate, iodine, iodine salts, sodium sulfate, potassium nitrate and all classes of agricultural and industrial inputs
Board of Directors:	None
CEO:	Carlos Balter
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Espejo 65 – Oficina 6 – 5500 Mendoza, Argentina
Telephone:	(54 261) 434 0301
Fax:	(54 261) 434 0301

SQI CORPORATION N.V.:
Type of company:	Corporation
Capital:	US$6,300
Ownership:	99.98413% SQM Potasio S.A.
0.01587% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	-0.0008409%
Corporate purpose:	Investment in moveable goods and real estate
Board of Directors:	TMF Group
CEO:	TMF Group
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Pietermaai 15, Curacao
Telephone:	(59) (99) 4612544
Fax:	(59) (99) 4612647

SQM AFRICA:
Type of company:	Limited liability corporation
Capital:	US$70,699
Ownership:	100% Soquimich European Holdings B.V.
Investment as % of SQM S.A.’s
individual assets:	0.1760906%
Corporate purpose:	Marketing of specialty plant nutrients and industrial products
Board of Directors:	Frank Biot*
Patrick Vanbeneden
Emmanuel de Marez
Public Officer:	Ettienne Strydom
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Building 33 Waterford Office Park, Waterford Drive,
2055 Fourways, Johannesburg, South Africa
Telephone:	(27 11) 6580018
Fax:	(27 11) 6581101

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM AGRO INDIA PVT LTD:
Type of company:	Limited liability corporation
Capital:	US$81,509
Ownership:	100% Soquimich European Holdings B.V.
Investment as % of SQM S.A.’s
individual assets:	0.0000102%
Corporate purpose:	Agent and distributor of specialty plant nutrients in India
Board of Directors:	Patrick Vanbeneden
Alex Nijo
CEO:	Not applicable
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	C 30 Chiragh Enclave, New Delhi, 110048 India
Telephone:	(91 11) 26 44 24 98
Fax:	(91 11) 26 23 82 73

SQM (BEIJING) COMMERCIAL CO. LTDA.:
Type of company:	Limited liability corporation
Capital:	US$1,600,000
Ownership:	100% SQM Industrial S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0560651%
Corporate purpose:	Commission agent and marketing of chemical products
Board of Directors:	Patricio de Solminihac T.*
Frank Biot*
Ricardo Ramos R.*
CEO:	Victor Larrondo G.
Relationship with parent company:	Distribution
Contracts with parent company:	Commercial agency agreement
Address:	Room 1502, CBD International Mansion No. 16 Yong An Dong Li, Jian Wai Ave Beijing, 100022, P.R. China.
Telephone:	(86 10) 6461 8950
Fax:	(86 10) 8454 0885

SQM BRASIL SERVICIOS LTDA.:
Type of company:	Limited liability corporation
Capital:	US$2,190,000
Ownership:	98.91% SQM Industrial
1.09% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	-0.0726693%
Corporate purpose:	Marketing advisory services, representation of other foreign and domestic companies, administrative support in general
Board of Directors:	None
Representante legal:	Martim de Almeida Sampaio
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Calçada das Margaridas, nº 163, sala 02, Centro Comercial de Alphaville, Alphaville, Barueri, CEP 06453-038, Sao Paulo, Brazil
Telephone:	(55 11) 4195 6315

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM COMERCIAL DE MEXICO S.A. de C.V.:
Type of company:	Variable capital corporation
Capital:	US$22,044,533
Ownership:	99.9459% SQM Industrial S.A.
0.0536% SQM Potasio S.A.
0.0005% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0.7045506%
Corporate purpose:	Import, export and marketing of fertilizers
Board of Directors:	Christian Lüders M.
Ricardo Ramos R.*
Frank Biot*
Gerardo Illanes G.*
Gonzalo Aguirre T.*
Alvaro Fernandez G.
Patricio de Solminihac T.*
Matías Murillo G.
CEO:	Christian Lüders M.
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Av. Moctezuma 144-4, Ciudad del Sol. CP 45050, Zapopan, Jalisco, Mexico
Telephone:	(52 33) 35401100
Fax:	(52 33) 35401100

SQM CORPORATION N.V.:
Type of company:	Corporation
Capital:	US$12,939,718
Ownership:	99.9794% SQM Industrial S.A.
0.0204% SQI Corporation N.V.
0.0002% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	2.9645278%
Corporate purpose:	Investment in moveable goods and real estate
Board of Directors:	TMF Group
CEO:	TMF Group
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Pietermaai 15, Curacao
Telephone:	(59) (99) 4335119
Fax:	(59) (99) 4335119

SQM ECUADOR S.A.:
Type of company:	Corporation
Capital:	US$416,900
Ownership:	99.996% SQM Industrial S.A.
0.004% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0369313%
Corporate purpose:	Wholesale fertilizer sales
Board of Directors:	None
CEO:	Antonio Cabezón
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Av. Constitución y Av. Juan Tanca Marengo, Edificio Executive Center, Piso 3 Oficina 304-305, Guayaquil, Ecuador
Telephone:	(593 4) 2158639
Fax:	(593 4) 2158639 ext 11

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM EUROPE N.V.:
Type of company:	Corporation
Capital:	US$21,736,572
Ownership:	99.42% Soquimich European Holdings B.V.
0.58% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	1.3380267%
Corporate purpose:	Distribution and marketing of specialty plant nutrients and industrial products in Europe, Northern Africa and the Middle and Far East
Board of Directors:	Ricardo Ramos R.*
Patricio de Solminihac T.*
Daniel Jiménez S.*
Gerardo Illanes G.*
CEO:	Frank Biot*
Relationship with parent company:	Support and Distribution
Contracts with parent company:	Not applicable
Address:	Houtdok-Noordkaai 25a, 2030. Antwerp, Belgium
Telephone:	(32 3) 2039700
Fax:	(32 3) 2312782

SQM FRANCE S.A.
Type of company:	Corporation
Capital:	US$204,061
Ownership:	100% Soquimich European Holdings NV
Investment as % of SQM S.A.’s
individual assets:	0.0061998%
Corporate purpose:	Distribution
Board of Directors:
Representante Legal:	Oliver Lecaplain
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Zac Des Pommiers, 27930 Fauville, France
Telephone:	None

SQM IBERIAN S.A.
Type of company:	Corporation
Capital:	US$133,127
Ownership:	100% Soquimich European Holdings B.V.
Investment as % of SQM S.A.’s
individual assets:	0.2518238%
Corporate purpose:	Distribution and marketing of specialty plant nutrients and technical products in Spain
Board of Directors:	Frank Biot*
Jorge Lütken
Erik Borghys
Gerardo Illanes G.*
Gerencia:	José Andrés Cayuela
Enrique Torras
Erik Lütken R.
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Provenza 251 Principal 1a CP 08008 Barcelona, Spain
Telephone:	(34 93) 4877806
Fax:	(34 93) 4872344

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM INDONESIA S.A.:
Type of company:	Corporation
Capital:	US$32,759
Ownership:	80% Soquimich European Holding B.V.
20% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0000612%
Corporate purpose:	Import trading and distribution services
Board of Directors:	Frank Biot* (President)
Patrick Vanbeneden
Rudy Ismanto
CEO:	Not applicable
Relationship with parent company:	Not applicable
Contracts with parent company:	Not applicable
Address:	Perumahanbumi Dirgantara Permai, Jl.
Suryadarma Blok Aw No. 15, Rt. 01/09, 17436 Jatisari
Pondok Gede, Indonesia
Telephone:	(62 21) 86607760
Fax:	(62 21) 86607761

SQM INVESTMENT CORPORATION N.V.:
Type of company:	Corporation
Capital:	US$50,000
Ownership:	99.00% SQM Potasio S.A.
1.00% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	1.2055112%
Corporate purpose:	Investment and marketing of moveable goods and real estate
Board of Directors:	TMF Group
CEO:	TMF Group
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Pietermaai 15, Curacao
Telephone:	(59) (99) 4335119
Fax:	(59) (99) 4335119

SQM ITALIA SRL:
Type of company:	Limited liability corporation
Capital:	US$268,762
Ownership:	100% Soquimich European Holdings NV
Investment as % of SQM S.A.’s
individual assets:	0.0280436%
Corporate purpose:	Distribution
Board of Directors:
CEO:	Silvio Maria Parri
Frank Biot*
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Via A. Meucci, N°5, 50012 – Bagno A Ripoli –Firenze, Italy
Telephone:	+39 055 644 418
Fax:	None

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM JAPAN CO. LTD.:
Type of company:	Limited liability corporation
Capital:	US$1,773,413
Ownership:	53.2258% SQM Potasio S.A.
46.2366% Soquimich European Holdings B.V.
0.5376% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	-0.1078815%
Corporate purpose:	Marketing of products in Asia/Oceania and marketing assistance
Board of Directors:	Patricio de Solminihac*
Daniel Jimenez S.*
Mayo Shibazaki
CEO:	Mayo Shibazaki
Relationship with parent company:	Distribution and marketing
Contracts with parent company:	Commercial agency agreement
Address:	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minatoku, Tokyo, Japan 107-0062
Telephone:	(81 3) 5778 3311
Fax:	(81 3) 5778 3312

SQM LITHIUM SPECIALTIES LIMITED PARTNERSHIP, L.L.P:
Type of company:	Limited liability partnership
Capital:	US$33,712,430
Ownership:	99% SQM Virginia LLC
1% North American Trading Co.
Investment as % of SQM S.A.’s
individual assets:	0.3792125%
Corporate purpose:	Production and marketing of lithium derivatives
Board of Directors:	None
President:	Sebastian Sanchez
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA 30339
Telephone:	1 (770) 916 9400
Fax:	1 (770) 916 9401

SQM NITRATOS MEXICO S.A. de C.V.:
Type of company:	Variable capital corporation
Capital:	US$5,636
Ownership:	99.998% SQM Industrial S.A.
0.002% SQM North America Corporation
Investment as % of SQM S.A.’s
individual assets:	0.0003240%
Corporate purpose:	Services
Board of Directors:	Christian Lüders M.
Ricardo Ramos R.*
Frank Biot*
Gerardo Illanes G.*
Gonzalo Aguirre T.*
Alvaro Fernandez G.
Patricio de Solminihac T.*
Matías Murillo G.
CEO:	Christian Lüders M.*
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Av. Moctezuma 144-4, Ciudad del Sol. CP 45050, Zapopan, Jalisco, Mexico
Telephone:	(52 33) 35401100
Fax:	(52 33) 35401100

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM NORTH AMERICA CORPORATION:
Type of company:	Corporation
Capital:	US$30.140.100
Ownership:	51% SQM Industrial S.A.
40% SQM S.A.
9% Soquimich European Holdings B.V.
Investment as % of SQM S.A.’s
individual assets:	-0.3459777%
Corporate purpose:	Marketing of nitrates, fertilizers, iodine and lithium in North America
Board of Directors:	Patricio de Solminihac T.*
Frank Biot*
Ricardo Ramos R.*
Daniel Jiménez S. *
Gonzalo Aguirre T.*
President:	Sebastian Sanchez
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA 30339
Telephone:	(1 770) 916 9400
Fax:	(1 770) 916 9401

SQM OCEANIA PTY LIMITED:
Type of company:	Limited liability corporation
Capital:	US$1
Ownership:	100% SQM Soquimich European Holdings B.V.
Investment as % of SQM S.A.’s
individual assets:	0.0475271%
Corporate purpose:	Import, export and distribution of fertilizers and industrial products
Board of Directors:	Frank Biot*
Patrick Vanbeneden
Gerardo Illanes G.*
Carlos Díaz O.*
Geoffrey Walker
Stefan Debruyne
CEO:	None
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Level 16 201 Elizabeth street, Sydney NSW 2000
Telephone:	(61 412) 558911
Fax:	(61 293) 479221

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM PERÚ S.A.:
Type of company:	Corporation
Capital:	US$17,427
Ownership:	99.02% SQM Industrial S.A.
0.98% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	-0.0240383%
Corporate purpose:	Marketing of agricultural and industrial inputs
Board of Directors:	Ricardo Ramos*
Gonzalo Aguirre T.*
Andrés Yaksic B.*
CEO:	Andrés Yaksic B.*
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Avenida Camino Real Nº 390 of 801, San Isidro, Lima, Peru
Telephone:	(511) 6112121
Fax:	(511) 6112122

SQM (THAILAND) LIMITED:
Type of company:	Limited liability corporation
Capital:	US$3,364,341
Ownership:	99.996% SQM European Holdings NV
0.004% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0770201%
Corporate purpose:	Marketing of fertilizers and industrial chemicals
Board of Directors:	Andrés Yaksic B.*
Patrick Vanbeneden
Tim Boeckx
Pattamakan Suparp
Legal representative:	Tim Boeckx
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Unit 2962, Level 29, No. 388, Exchange Tower, Sukhumvit Road, Klongtoey District, Bangkok, Thailand
Telephone:	(66) 2104 9136

SQM VIRGINIA L.L.C.:
Type of company:	Limited liability corporation
Capital:	US $33,375,305
Ownership:	100% SQM North America Corporation
Investment as % of SQM S.A.’s
individual assets:	0.3754204%
Corporate purpose:	Investment company
Board of Directors:	Daniel Jimenez S.*
Gerardo Illanes G.*
President:	Sebastián Sánchez
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA 30339
Telephone:	(1 770) 916 9400
Fax:	(1 770) 916 9401

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQMC HOLDING CORPORATION:
Type of company:	Corporation
Capital:	US$3,000,000
Ownership:	99.9% SQM Potasio S.A.
0.1% SQM S.A.
Investment as % of SQM S.A.’s
individual assets:	0.9432435%
Corporate purpose:	Investment company
Board of Directors:	Daniel Jimenez S.*
Felipe Smith*
President:	Sebastián Sánchez
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA 30339
Telephone:	(1 770) 916 9400
Fax:	(1 770) 916 9401

International Associates

ABU DHABI FERTILIZER INDUSTRIES CO. W.L.L.:
Type of company:	Limited liability corporation
Capital:	US$1,442,660
Ownership:	37% SQM Corporation N.V.
63% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.3510999%
Corporate purpose:	Distribution and marketing of specialty plant nutrients
Board of Directors:	Yousef Al Tawil
Patrick Vanbeneden[1]
Frank Biot*
CEO:	Yousef Al Tawil
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	PO Box 71871, Abu Dhabi, United Arab Emirates
Telephone:	(971) 25511700
Fax:	(971) 25511702

AJAY EUROPE SARL:
Type of company:	Limited liability corporation
Capital:	US$4,206,847
Ownership:	50% Soquimich European Holdings B.V.
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.2098392%
Corporate purpose:	Production and distribution of iodine
Board of Directors:	Daniel Jimenez S.*
Alan Shipp
Felipe Smith
Charles Pittard
CEO:	Alan Shipp
Relationship with parent company:	Production
Contracts with parent company:	Supply
Address:	Z.I. du Grand Verger BP 227 53602, Evron Cedex, France
Telephone:	(33 24) 3013535
Fax:	(33 24) 3017618

1 Patrick Vanbeneden was named CEO, effective February 16, 2017

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

AJAY NORTH AMERICA L.L.C.:
Type of company:	Limited liability corporation
Capital:	US$10,383,786
Ownership:	49% SQMC Holding Corporation
51% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.3305083%
Corporate purpose:	Production and marketing of iodine derivatives
Board of Directors:	Daniel Jimenez S.*
Felipe Smith
Alan Shipp
Charles Pittard
CEO:	Alan Shipp
Relationship with parent company:	Production
Contracts with parent company:	Supply
Address:	1400 Industry Road, Power Springs, GA 30129
Telephone:	1 (770) 943 6202
Fax:	1 (770) 439 0369

CHARLEE SQM THAILAND:
Type of company:	Limited liability corporation
Capital:	US$2,432,000
Ownership:	40% Soquimich European Holdings B.V.
60% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0502718%
Corporate purpose:	Distribution and marketing of specialty plant nutrients
Board of Directors:	Patrick Vanbeneden
Emmanuel De Marez
Chali Arjananont
Vachiraporn Krairirsh
Wachirachai Utjananont
General Manager:	Vashirasak Arjananont
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	31 Soi 138 (Meesuk) Ladpraw Road, Bangkapi, 10240 Bangkok, Thailand
Telephone:	(662) 3778668
Fax:	(662) 3773578

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

DOKTOR TARSA TARIM SANAYI A.S.:
Type of company:	Corporation
Capital:	US$17,680,795
Ownership:	50% Soquimich European Holdings B.V.
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.5320146%
Corporate purpose:	Distribution, marketing and production of specialty fertilizers
Board of Directors:	Frank Biot*
Ali B. Ozman
Esther Ozman
CEO:	Ali B. Ozman
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya, Turkey.
Telephone:	(90 2) 422494646
Fax:	(90 2) 422494600

PLANTACOTE NV:
Type of company:	Limited liability corporation
Capital:	US$2,635,250
Ownership:	100% Doktor Tarsa Tarim Sanayi A.S.
Investment as % of SQM S.A.’s
individual assets:	0,0082102%
Corporate purpose:	Production and marketing of specialty products
Board of Directors:	Ali B. Özman
Patrick Vanbeneden
Frank Biot*
CEO:	Toon Vanderhallen
Relationship with parent company:	Production and distribution
Contracts with parent company:	None
Address:	Houtdok-Noordkaai 25a – 2030 Antwerp - Belgium
Telephone:	(32) 3 203 97 17
Fax:	(32) 3 203 97 72

SQM MED TURKEY:
Type of company:	Corporation
Capital:	US$318,254
Ownership:	50% Soquimich European Holdings B.V.
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	-0.0011552%
Corporate purpose:	Production and marketing of specialty products
Board of Directors:	Patrick Vanbeneden
Ali B. Özman
Esther Ozman
CEO:	Ali B. Özman
Relationship with parent company:	Support
Contracts with parent company:	None
Address:	Organize Sanayi Bolgesi, Ikinci, Kisim, 22 cadde TR07100 Antalya, Turkey
Telephone:	(90 2) 422494646
Fax:	(90 2) 422494600

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

KORE POTASH LIMITED:
Type of company:	Limited liability corporation
Capital:	US$200,572,926
Ownership:	10.08% SQM S.A.
81.98% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.6544126%
Corporate purpose:	Exploration of mineral resources and project development
Board of Directors:	David Hathorn
Sean Bennett
Jonathan Trollip
Leonard Math
Timothy Keating
Pablo Altimiras C.*
CEO:	Sean Bennett
Relationship with parent company:	Support
Contracts with parent company:	None
Address:	Level 3, 88 William Street, Perth WA 6000, Australia
Telephone:	(90 2) 422494646
Fax:	(90 2) 422494600

There were no significant changes in the ownership structure of SQM’s subsidiaries and associates during 2016.

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

OWNERSHIP STRUCTURE OF SQM S.A. AND ITS DIRECTLY AND INDIRECTLY HELD SUBSIDIARIES AND ASSOCIATES

SQM S.A.
60.6383212%
0.0000004%
18.18%
99.9999999%
0.1%
99.047043%
1.0%
1.67%
99.99999782%
98.3333%
1.0%
1.0%
51.0%
100.0%
SOQUIMICH COMERCIAL S.A.
SQM SALAR S.A.
SQM POTASIO S.A.
SQMC HOLDING CORPORATION L.L.P.
SQM INDUSTRIAL S.A.
SQM INVESTMENT CORPORATION N.V.
ROYAL SEED TRADING A.V.V.
SQM NITRATOS S.A.
RS AGRO - CHEMICAL TRADING CORP A.V.V.
SQM JAPAN CO. LTD.
ALMACENES Y DEPOSITOS LTDA
ORCOMA ESTUDIOS SPA.
ORCOMA SPA
18.02%
KORE POTASH LTD
81.82%
PROINSA LTDA
0.2577%
MINERA EXAR S.A.
50.0%
99.9%
49.0%
0.952957%
99.0%
98.33%
0.00000218%
1.6667%
53.2%
46.2%
99.0%
SQMC INTERNACIONAL LTDA
COMERCIAL HYDRO S.A.
AGRORAMA S.A.
COMERCIAL AGRORAMA LTDA
99.9%
99.7423%
99.9999%
99.999%
70.0%
0.0001%
1.0%
SOCIEDAD PRESTADORA DE SERVICIOS DE SALUD CRUZ DEL NORTE S.A.
AJAY NORTH AMERICA
NITRATE CORPORATION OF CHILE LTD
COMERCIAL CAIMÁN INTL S.A.
100.0%
99.99906%
SOQUIMICH S.R.L. ARGENTINA
1.0%
ISAPRE NORTE GRANDE Ltda.
0.00034%
SERVICIOS INTEGRALES DE TRANSITOS Y TRANSFERENCIAS S.A.
0.004%
SQM ECUADOR S.A.
0.98%
SQM PERU S.A.
0.05%
0.01%
SQM COMERCIAL DE MEXICO S.A. DE C.V.
0.269103%
99.730897%
EXPLORACIONES MINERAS S.A.
99.0%
100.0%
0.00094%
99.0%
99.99966%
99.996%
99.02%
99.94%
99.998%
51.0%
40.0%
99.998%
0.00001%
SQM VITAS PERÚ S.A.C.
99.99999%
0.5%
49.5%
99.9794%
0.0002%
0.01587%
99.98413%
0.58%
1.09%
98.91%
29.18%
SQM NITRATOS DE MEXICO S.A. DE C.V.
SQM NORTH AMERICA CORP
ADMINISTRACION Y SERVICIOS SANTIAGO S.A. DE C.V.
SQM VITAS BRASIL
SQM VITAS FZCO.
99.99%
SQM CORPORATION N.V.
0.02%
SQI CORPORATION N.V.
AJAY-SQM CHILE S.A.
51.0%
SQM EUROPE N.V.
SQM BRASIL LIMITADA
70.82%
NITRATOS NATURAIS DO CHILE LTDA
PLANTACOTE NV
100.0%
0.002%
0.002%
37.0%
ABU DHABI FERTILIZER INDUSTRIES CO. WLL
100.0%
99.42%
SQM VIRGINIA L.L.C.
100.0%
9.0%
SQM VITAS PLANTACOTE B.V.
100.0%
SQM VITAS B.V.
SOQUIMICH EUROPEAN HOLDINGS B.V.
COROMANDEL SQM
AJAY EUROPE SARL
DOKTOR TARSA TARIM SANAYI A.S.
SQM BEIJING COMMERCIAL CO. LTDA.
100.0%
99.0%
NORTH AMERICAN TRADING COMPANY
100.0%
SQM VITAS SPAIN
50.0%
50.0%
50.0%
50.0%
SICHUAN SQM MIGAO CHEMICAL FERTILIZERS CO. LTD.
50.0%
1.0%
80.0%
100.0%
100.0%
100.0%
100.0%
99.996%
50.0%
100.0%
40.0%
100.0%
100.0%
SQM LITHIUM SPECIALTIES L.L.P.
SQM INDONESIA S.A.
SQM FRANCE S.A.
SQM IBERIAN S.A.
SQM AGRO INDIA PVT LTD
SQM THAILAND LIMITED
SQM Eastmed Turkey
SQM AFRICA Pty. Ltd.
CHARLEE SQM THAILAND CO LTD.
SQM ITALIA SRL
SQM OCEANIA PTY LIMITED
SQM Star Qingdao Crop Nutrition Co., Ltd
50.0%

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

7) B) INFORMATION ABOUT OTHER INVESTEES

Joint Ventures or Joint Control

COROMANDEL (SQM INDIA) P LTD.:
Type of company:	Limited liability corporation
Capital:	US$1,579,200
Ownership:	50% Soquimich European Holdings NV
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0398449%
Corporate purpose:	Distribution, marketing and production of specialty fertilizers
Board of directors:	Patrick Vanbeneden
Emmanuel De Marez
P. Gopalakrishna
S. Sankarasubramanian
CEO:	Mahadev Suvarna
Relationship with parent company:	Distribution
Contracts with parent company:	Not applicable
Address:	Coromandel House 1-2-10, Sardar Patel Road, Secunderabad-500 003, Andhra Pradesh, India
Telephone:	91-40-27842034

QINGDAO SQM-STAR CROP NUTRITION CO. LTD.:
Type of company:	Limited liability corporation
Capital:	US$2,000,000
Ownership:	50% SQM Industrial S.A.
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.0684963%
Corporate purpose:	Production and marketing of soluble fertilizers
Board of directors:	Li Xiang
Andrés Yaksic B.*
Wan Taibin
Frank Biot*
CEO:	Li Xiang
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	No. 36, Road 7 Longquan River, Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province, China
Telephone:	(86) 532 809 65 366

SICHUAN SQM-MIGAO CHEMICAL FERTILIZER CO. LTD.:
Type of company:	Limited liability corporation
Capital:	US$28,000,000
Ownership:	50% SQM Industrial S.A.
50% Migao Corporation
Investment as % of SQM S.A.’s
individual assets:	0.3132551%
Corporate purpose:	Production and marketing of fertilizers
Board of directors:	Andrés Yaksic B.*
Liu Yaqin
Liu Guocai
Frank Biot*
CEO:	Sun Pingfu
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	Huangjin Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province, China.
Telephone:	(86) 532 809 65 366

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM VITAS BRASIL:
Type of company:	Limited liability corporation
Capital:	US$3,595,984
Ownership:	99.99% SQM Vitas FZCO
0.01% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.1169928%
Corporate purpose:	Production, distribution and marketing of specialty plant nutrients
Board of directors:	Frank Biot*
Karina Kuzmak-Bourdet
Alfredo Doberti
CEO:	Leandro Ries
Relationship with parent company:	Production and distribution
Contracts with parent company:	Not applicable
Address:	Via Candeias, Km. 01, Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia – Brazil CEP 43.805 – 190, Caixa Postal 138
Telephone:	(55) 71 3602 3056
Fax:	None

SQM VITAS HOLLAND:
Type of company:	Limited liability corporation
Capital:	US$109,254
Ownership:	50% Soquimich European Holdings NV
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0. 0331311%
Corporate purpose:	Investment company
Board of directors:	Frank Biot*
Patrick Vanbeneden
Paul van Duuren
Dennis Beets
CEO:	Not applicable
Relationship with parent company:	Support
Contracts with parent company:	Not applicable
Address:	Luna ArenA, Herikerbergweg 238, 1101 CM Amsterdam Zuid-Oost, Netherlands
Telephone:	(31 20) 5755600
Fax:	(31 20) 6730016

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM VITAS FZCO:
Type of company:	Free zone company
Capital:	US$1,413,043
Ownership:	49.5% SQM Industrial S.A.
0.5% SQM S.A.
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.4959889%
Corporate purpose:	Production, distribution and marketing of specialty plant nutrients
Board of directors:	Patrick Vanbeneden
Karina Kuzmak-Bourdet
Frank Biot*
CEO:	Patrick Vanbeneden
Relationship with parent company:	Production and distribution
Contracts with parent company:	Not applicable
Address:	Jebel Ali Free Zone, PO Box 18222, Dubai, United Arab Emirates
Telephone:	(971 4) 8838506
Fax:	(971 4) 8838507

SQM VITAS PERÚ S.A.C.:
Type of company:	Corporation
Capital:	US$5,162,956
Ownership:	99.99999% SQM Vitas FZCO
0.00001% SQM Industrial S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0891937%
Corporate purpose:	Production, distribution and marketing of specialty plant nutrients
Board of directors:	Frank Biot*
Karina Kuzmak-Bourdet
Alfredo Doberti
CEO:	Carlos Arredondo
Relationship with parent company:	Production and distribution
Contracts with parent company:	Not applicable
Address:	Av. Juan de Arona N°151 Of. 303, Torre B, San Isidro, Lima, Peru
Telephone:	(511) 611 2121
Fax:	(511) 611 2121

PLANTACOTE BV:
Type of company:	Limited liability corporation
Capital:	US$2,047,865
Ownership:	100% SQM Vitas BV
Investment as % of SQM S.A.’s
individual assets:	0. 0076857%
Corporate purpose:	Production, distribution and marketing of specialty plant nutrients
Board of directors:	Patrick Vanbeneden
Frank Biot*
Karina Kuzmak-Bourdet
CEO:	Toon Vanderhallen
Relationship with parent company:	Production and distribution
Contracts with parent company:	Not applicable
Address:	Luna ArenA, Herikerbergweg 238, 1101 CM Ambsterdam Zuid-Oost, Netherlands
Telephone:	(32) 471 953405
Fax:	None

7) INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATES

SQM VITAS SPAIN[2]:
Type of company:	Corporation
Capital:	US$1,338,040
Ownership:	100% SQM Iberian S.A.
Investment as % of SQM S.A.’s
individual assets:	0.0363700%
Corporate purpose:	Production of specialty plant nutrients
Board of directors:	Patrick Vanbenden
Frank Biot*
Karina Kuzmak-Bourdet
CEO:	Juan Carlos García
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	11510-Puerto Real, calle Manuel Echeverría, Manzana 2, Muelle de la Cabezuela, Cádiz, Spain
Telephone:	(34) 956567946
Fax:	(34) 956479059

MINERA EXAR S.A.:
Type of company:	Limited liability corporation
Capital:	US$26,665,501
Ownership:	50% SQM Potasio S.A.
50% Non-related parties
Investment as % of SQM S.A.’s
individual assets:	0.4430201%
Corporate purpose:	Production, distribution and marketing of specialty plant nutrients
Board of directors:	Franco Mignacco
Pablo Altimiras C.*
Gabriel Marcelo Rubacha
Mariano Julio Etchegaray
William Thomas Hodgson
Norberto Carlos Caneva
Juan Carlos Barrera*
Fernando Gabriel González
CEO:	Franco Mignacco
Relationship with parent company:	Production
Contracts with parent company:	Not applicable
Address:	Palma Carrillo N° 54 – PB- OF. 7 – San Salvador de Jujuy – Provincia de Jujuy – República Argentina 4600
Telephone:	(32) 471 953405
Fax:	None

2 On January 1, 2017 SQM Vitas Spain merged with SQM Iberian S.A.

8) INFORMATION ABOUT RELEVANT OR ESSENTIAL FACTS

8) INFORMATION ABOUT RELEVANT OR ESSENTIAL FACTS

Relevant or Essential Facts Pertaining to SQM S.A.

The following events occurred or were reported as essential events or events of interest to the Chilean Superintendence of Securities and Insurance and the Stock Exchanges and included on the Company’s web page:

On March 22, 2016, the Company announced that Hernán Büchi B. and Wolf von Appen B. would resign from their positions as Directors of SQM effective April 25, 2016.

On March 22, 2016, Board of Directors agreed to partially modify the current “Dividend Policy for the 2015 business year” that was informed at the Company’s Annual General Shareholder meeting that took place on April 24, 2015, with the essential purpose of incorporating in said “Policy” a special (“dividendo eventual”) dividend payment of US$150 million – equivalent to approximately US$0.56992 per share. This dividend will be charged to SQM’s retained earnings. The Board of Directors also agreed to recommend to the next Company´s Annual General Shareholders meeting the distribution and payment of final dividend equal to 50% of total net income obtained by SQM during 2015.

On March 28, 2016, the Company signed a definitive agreement to enter into a 50/50 joint venture with Lithium Americas Corp. to develop the Caucharí-Olaroz lithium project in Argentina. This joint venture went into effect following a capital contribution of US$25 million by SQM in exchange for a 50% ownership stake in Minera Exar, a wholly owned subsidiary of LAC. This amount includes US$15 million to cover intercompany loans between Minera Exar and LAC; the remaining US$10 million will be allocated to project development.

On April 26, 2016, Sociedad Química y Minera de Chile S.A. informed that at the Ordinary Shareholders’ Meeting held on that same date the shareholders agreed the following:

1.	Approved the Financial Statements, Annual report, Report from Account Inspectors and Independent Auditor’s Report for the commercial year ended December 31, 2015.
2.	Appointed–i– a Pricewaterhouse Consultores Auditores y Compañía Ltda. as the Company’s external auditors –ii– Ms. Genoveva Cofré Gutiérrez and Mr. Angel Gómez Morales as account inspectors and Messrs. Ricardo Marín Varas and Oscar Canales Tapia as alternate account inspectors; and –iii– Fitch Chile Clasificadora de Riesgo Ltda., Feller Rate Clasificadora de Riesgo Ltda. and Clasificadora de Riesgo Humphreys Ltda. as risk raters for the Company, all of them for commercial year 2016.
3.	Approved the Company’s Investment Policy and Financing Policy for commercial year 2016.
4.	Approved the distribution and payment of a final dividend of US$0.40496 per share. Notwithstanding, understanding that –i– a portion of that amount has already been paid through a provisional dividend of US$0.31915 per share, which SQM S.A. paid and distributed starting from December 10, 2015 and –ii– the remaining part will be paid through a dividend of US$0.08581 per share which SQM S.A. will pay and distribute starting from May 6, 2016 in its equivalent amount in Chilean pesos, the local currency – i.e., Ch$57.35197 per share –.
5.	To approve the distribution and payment of a special dividend (“dividendo eventual”) of US$150 million, equivalent to US$0.56992 per share, to be charged to the Company’s retained earnings. This special dividend will also be paid and distributed as of May 06, 2016 in its equivalent amount in Chilean pesos –that is, Ch$380.91173 per share.
6.	Appointed Mrs. Joanne L. Boyes and Messrs. Gonzalo Guerrero Y., Robert A. Kirkpatrick, Hans Dieter Linneberg A., Eugenio Ponce L., Arnfinn F. Prugger, Julio Rebolledo D., and Edward J. Waitzer as new Directors of SQM S.A. and approved the remuneration that will be paid to such directors. In addition, reflecting that Directors Hans Dieter Linneberg A. and Edward J. Waitzer were proposed and appointed as the Company’s Independent Directors.

8) INFORMATION ABOUT RELEVANT OR ESSENTIAL FACTS

7.	Approved the remuneration that will paid to the members of the Company’s Directors’ Committee and established the annual budget for operating expenses of such Committee and its advisors.
8.	Approved the remuneration that will be paid to the members of the Health, Safety and Environmental Committee, ad-hoc Committee and other Company’s Committees.
9.	Appointed ”El Mercurio de Santiago” as the newspaper of the registered office and general circulation in domestically where the notices summoning to the Company’s General Shareholders’ Meetings should be published.

Additionally, the Company’s shareholders were also informed and accordingly became aware at that same Ordinary Shareholders’ Meeting of the following aspects, among others:

1.	The execution of the acts or contracts entered into by the Company and which are referred to in Title XVI of Law No. 18.046.
2.	The Company’s Board of Directors’ expenses during the year 2015.
3.	The Company’s Dividend Policy for commercial year 2016.
4.	The “2015 Annual Management Report issued by the Company’s Directors’ Committee and other matters dealt with by such Committee.
5.	The analyses –and pillars and priorities– of the Directors’ Committee and Board of Directors to propose to the Shareholders at the Shareholders’ Meeting the appointment of Pricewaterhouse Consultores Auditores y Compañía Ltda. as the external auditors of SQM S.A. and its subsidiaries for commercial year 2016.
6.	The fact that the Company will provide free of charge the information indicated in Circular No. 1494 issued by the Chilean Superintendence of Securities and Insurance.

Subsequently, on May 18, 2016, the Company’s Directors met at the Extraordinary Board of Directors’ Meeting and after accepting their positions:

1.	Appointed Mr. Eugenio Ponce L. as Board of Directors’ and Company’s Chairman and Mr. Edward J. Waitzer as the Board of Directors’ and the Company’s Vice-President.
2.	Appointed Messrs. Hans Dieter Linneberg A., Julio Rebolledo D. and Edward J. Waitzer as members of the Company’s Directors’ Committee and Audit Committee.
3.	Appointed Mrs. Joanne L. Boyes and Messrs. Arnfinn F. Prugger and Gonzalo Guerrero Y. as members of the Company’s Health, Safety and Environmental Committee.
4.	Appointed Messrs. Robert A. Kirkpatrick, Dieter Linneberg A. and Edward J. Waitzer as members of the Company’s Corporate Governance Committee.

On September 1, 2016, the Company subscribed a capital increase of US$20 million in Elemental Minerals Limited (currently Kore Potash Limited), an Australian based company whose main assets are various potassium deposits in the Republic of Congo, in exchange of 18% of the company, and a right of first refusal for approximately 20% of the total potash production of Kore Potash Limited.

On November 7, 2016, agreed to amend the general policy on customary transaction with related parties that was previously adopted at its meeting held on May 28, 2013, and agreed to approve an amended and restated version of the latter, which is attached to this report.

On November 23, 2016, the Company informed the Superintendence of Securities and Insurance that its Board of Directors has approved (i) to pay and distribute, a provisional dividend of US$225 million, equivalent to US$0.85487 per share, which would be charged against the 2016 net income. This dividend shall be paid in the equivalent in Chilean national currency according to the value of the "Observed Dollar” or "US Dollar” that appears published in the Official Gazette on December 13, 2016; and (ii) to change the Dividend Policy for the 2016 Business year, which was informed at the annual general shareholders’ meeting held on April 26, 2016.

8) INFORMATION ABOUT RELEVANT OR ESSENTIAL FACTS

Relevant or Essential Facts Pertaining to Soquimich Comercial S.A.

On March 21, 2016, the Superintendence of Securities and Insurance and the Stock Markets were informed, as an essential fact, that Soquimich Comercial S.A.’s Board of Directors, in a Meeting on that same date, agreed to appoint Daniel Pizarro Rosas as the new Chief Executive Officer of Soquimich Comercial S.A., as of March 22, 2016. With this appointment, as of the date indicated, the current Interim CEO of SQMC, Mr. Carlos Rios Malbrán, will resume his functions as the Company’s Manager of Administration and Finance.

On March 21, 2016, the Superintendence of Securities and Insurance and the Stock Markets were informed, as an essential fact, that the Board of Directors of Soquimich Comercial S.A., in a meeting held on that same day, after analyzing the Company’s investment plan, the resources that it had or may have for future years, the projections or future commitments and, among other aspects, the amount, composition, and origin of the net profits from the business year 2015, agreed, by majority vote, to modify the "2015 Dividend Policy", which was presented to the Ordinary Shareholders Meeting of SQMC held on April 23, 2015, and to propose to the Company’s next Ordinary Shareholders Meeting to be held on April 25, 2016, to consider paying dividends to the respective shareholders, amounting to75% of the net profit from the business year 2015, replacing the originally considered 50%. Thus, based on the above, the Board of Directors also agreed, by a majority, to propose paying a final dividend of US$0.01795 per share, according to the dollar exchange rate observed on the day on which said dividend was approved by the Company’s Ordinary Shareholders' Meeting, in favor of those shareholders of the Company who were registered in the respective Registry on the fifth business day prior to the day on which the latter would be paid. Said proposal, once approved by the Company’s next Annual General Shareholders Meeting to be held on April 23, 2015, would allow the latter to effectively distribute an annual dividend equivalent to 50% of the net profits obtained during the business year 2014.

For information on essential or relevant facts taking place prior to the period covered by this report that during the year have had a significant influence or effect on the Company’s business development, its financial statements, its securities or the offer of the latter, or may have in future years, see sections 3) a) Historical Information, 3) c) Activities and Businesses and 3) e) Risk Factors.

9) SUMMARY OF COMMENTS AND PROPOSALS BY SHAREHOLDERS AND THE DIRECTORS’ COMMITTEE

9) SUMMARY OF COMMENTS AND PROPOSALS BY SHAREHOLDERS AND THE DIRECTORS’ COMMITTEE

According to Chilean Law No. 18,046, section 3, article 74, there have been no comments or proposals from SQM’s shareholders or Directors’ Committee regarding the Company’s business.

10) FINANCIAL REPORTS

10) FINANCIAL REPORTS

10) A) FINANCIAL REPORTS OF THE REPORTING ENTITY

Report of Independent Auditors

pwc

INDEPENDENT AUDITORS' REPORT
(Free translation from the original in Spanish)

Santiago, March 1, 2017

Shareholders and Directors
Sociedad Química y Minera de Chile S.A.

We have audited the accompanying consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2016 and 2015 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audit in accordance with Auditing Standards Generally Accepted in Chile. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on auditor's judgement, including the assessment of risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the significant accounting estimates made by the Management, as well as evaluating the overall presentation of the consolidated financial statements.

PwC Chile, Av. Andrés Bello 2711 - piso 5, Las Condes - Santiago, Chile
RUT: 81.513.400-1 | Teléfono: (56 2) 22940 0000 | www.pwc.cl

10) FINANCIAL REPORTS

10) FINANCIAL REPORTS

Table of Contents –Consolidated Financial Statements

10) FINANCIAL REPORTS

10) FINANCIAL REPORTS

10) FINANCIAL REPORTS

10) FINANCIAL REPORTS

10) FINANCIAL REPORTS

Consolidated Classified Statements of Financial Position

Assets	Note	As of December 31, 2016 ThUS$	As of December 31, 2015 ThUS$

Current assets
Cash and cash equivalents	7.1	514,669	527,259
Other current financial assets	10.1	289,189	636,325
Other current non-financial assets	25	30,273	47,441
Trade and other receivables, current	10.2	368,761	302,225
Trade receivables due from related parties, current	9.5	82,259	99,907
Current inventories	8	993,072	1,003,846
Current tax assets	28.1	54,787	65,277
Current assets other tan assets classified as held-for-sale or disposal		2,333,010	2,682,280
Non-current assets or asset groups for disposal classified as held-for-sale		2,056	-
Total current assets		2,335,066	2,682,280

Non-current assets
Other non-current financial assets	10.1	14,099	486
Other non-current non-financial assets	25	24,690	33,526
Trade receivables, non-current	10.2	1,840	1,050
Investments classified using the equity method of accounting	11.1-12.3	133,140	79,302
Intangible assets other than goodwill	13.1	109,439	110,428
Goodwill	13.1	37,972	38,388
Property, plant and equipment	14.1	1,532,710	1,683,576
Tax assets, non-current		29,024	14,565
Deferred tax assets	28.4	664	161
Total non-current assets		1,883,578	1,961,482
Total assets		4,218,644	4,643,762

The accompanying notes form an integral part of these consolidated financial statements.

10) FINANCIAL REPORTS

Consolidated Classified Statements of Financial Position, (continued)

Liabilities and Equity	Note	As of December 31, 2016 ThUS$	As of December 31, 2015 ThUS$

Current liabilities
Other current financial liabilities	10.4	179,144	402,030
Trade and other payables, current	10.5	200,496	136,840
Trade payables due to related parties, current	9.6	7	435
Other current provisions	18.1	41,912	31,512
Current tax liabilities	28.2	75,872	52,070
Provisions for employee benefits, current	15.1	20,998	10,074
Other current liabilities	18.3	61,920	69,966
Total current liabilities		580,349	702,927

Non-current liabilities
Other non-current financial liabilities	10.4	1,093,438	1,290,203
Other non-current provisions	18.1	8,934	8,890
Deferred tax liabilities	28.4	206,119	219,391
Provisions for employee benefits, non-current	15.1	22,532	21,995
Total non-current liabilities		1,331,023	1,540,479
Total liabilities		1,911,372	2,243,406

Equity	17
Share capital		477,386	477,386
Retained earnings		1,781,576	1,882,196
Other reserves		(12,888)	(19,797)
Equity attributable to owners of the Parent		2,246,074	2,339,785
Non-controlling interests		61,198	60,571
Total equity		2,307,272	2,400,356
Total liabilities and equity		4,218,644	4,643,762

The accompanying notes form an integral part of these consolidated financial statements.

10) FINANCIAL REPORTS

Consolidated Statements of Income by Function

		January to December
	Note	2016 ThUS$	2015 ThUS$

Revenue	27.1	1,939,322	1,728,332
Cost of sales	27.2	(1,328,285)	(1,185,583)
Gross profit		611,037	542,749

Other income	27.3	14,781	15,343
Administrative expenses	27.4	(88,436)	(86,830)
Other expenses by function	27.5	(89,731)	(113,603)
Other gains (losses)	27.6	679	3,760
Profit (loss) from operating activities		448,330	361,419
Finance income		10,550	11,570
Finance costs	22-27.8	(57,498)	(69,853)
Share of profit of associates and joint ventures accounted for using the equity method	11-12	13,047	10,326
Foreign currency translation differences	23	460	(12,364)
Profit (loss) before taxes		414,889	301,098
Income tax expense, continuing operations	28.4	(132,965)	(83,766)

Profit (loss) from continuing operations		281,924	217,332

Profit for the year		281,924	217,332
Profit attributable to
Owners of the Parent		278,290	213,168
Non-controlling interests		3,634	4,164
Profit for the year		281,924	217,332

The accompanying notes form an integral part of these consolidated financial statements.

10) FINANCIAL REPORTS

Consolidated Statements of Income by Function, (continued)

		January to December
	Note	2016	2015
		US$	US$

Earnings per share
Common shares
Basic earnings per share (US$ per share)	21	1.0573	0.8099

Diluted common shares
Diluted earnings per share (US$ per share)	21	1.0573	0.8099

The accompanying notes form an integral part of these consolidated financial statements.

10) FINANCIAL REPORTS

Consolidated Statements of Comprehensive Income

	January to December
	2016	2015
Statement of comprehensive income	ThUS$	ThUS$

Profit (loss) for the year	281,924	217,332
Other comprehensive income
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes
Other comprehensive income, before taxes, gains (losses) from new measurements of defined benefit plans	(3,397)	(221)
Total other comprehensive income that will not be reclassified to profit for the year, before taxes	(3,397)	(221)
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange difference
Foreign currency exchange gains I(losses) before taxes	(2,252)	(6,499)
Other comprehensive income before taxes	(2,252)	(6,499)
Cash flow hedges on defined benefit plans
Gains (losses) from cash flow hedges	2,233	401
Other comprehensive income before taxes	2,233	401
Financial assets measured at fair value through other comprehensive income
Gains (losses) in financial assets measured at fair value through other comprehensive income	4,813	-
Other comprehensive income, before taxes, financial assets measured at fair value	4,813	-
Total other comprehensive income that will be reclassified to profit for the year	4,794	(6,098)
Other items of other comprehensive income before taxes	1,397	(6,319)
Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income taxes related to investments in equity securities in other comprehensive income	1,300	-
Income taxes related to new measurements of defined benefit plans in other comprehensive income	(921)	309
Accumulated income taxes related to items of other comprehensive income that will not be reclassified to profit for the year	379	309
Income taxes related to items of other comprehensive income that will be reclassified to profit for the year
Income taxes related to cash flow hedges in other comprehensive income	470	219
Accumulated income taxes related to items of other comprehensive income that will be reclassified to profit for the year	470	219
Total other comprehensive income	548	(6,847)
Total comprehensive income	282,472	210,485

Comprehensive income attributable to
Owners of the Parent	278,831	206,533
Non-controlling interests	3,641	3,952
Total comprehensive income	282,472	210,485

The accompanying notes form an integral part of these consolidated financial statements.

10) FINANCIAL REPORTS

Consolidated Statements of Cash Flows

Consolidated Statements of cash flows	Note	12/31/2016 ThUS$	12/31/2015 ThUS$

Cash flows from operating activities

Cash receipts from sales of goods and rendering of services		1,874,202	1,713,549
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		5,071	-

Cash payments to suppliers for the provision of goods and services		(796,961)	(1,082,704)
Cash payments to and on behalf of employees		(253,163)	(44,916)
Other payments related to operating activities		(32,185)	(70,991)
Dividends received		4,345	7,515
Interest paid		(55,217)	(44,225)
Interest received		10,550	11,570
Income taxes paid		(87,050)	(72,579)
Other incomes (outflows) of cash		(29,473)	10,098

Net cash generated from (used in) operating activities		640,119	427,317

Cash flows from (used in) investing activities
Payments made to acquire interest in joint ventures		(51,457)	(59)
Proceeds from the sale of property, plant and equipment		4,347	388
Acquisition of property, plant and equipment		(131,251)	(111,315)
Proceeds from sales of intangible assets		3,435	4,586
Purchases of intangible assets		(2,090)	-
Cash advances and loans granted to third parties		-	420
Proceeds from the repayment of advances and loans granted to third parties		(163)	-
Other inflows (outflows) of cash (*)		333,108	36,175

Net cash generated from (used in) investing activities		155,929	(69,805)

(*) Includes other cash receipts (payments), investments and redemptions of time deposits and other financial instruments, which do not qualify as cash and cash equivalents in accordance with IAS 7.7 as they record a maturity date from their date of origin greater than 90 days.

The accompanying notes form an integral part of these consolidated financial statements.

10) FINANCIAL REPORTS

Consolidated Statements of Cash Flows, (continued)

	Note	12/31/2016 ThUS$	12/31/2015 ThUS$

Cash flows used in financing activities

Proceeds from short-term borrowings		100,000	137,000
Total proceeds from borrowings		100,000	137,000
Repayment of borrowings		(517,000)	(190,000)
Dividends paid		(399,410)	(127,343)

Net cash generated used in financing activities		(816,410)	(180,343)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		(20,362)	177,169

Effects of exchange rate fluctuations on cash held		7,772	(4,476)
Net (decrease) increase in cash and cash equivalents		(12,590)	172,693

Cash and cash equivalents at beginning of period		527,259	354,566
Cash and cash equivalents at end of period		514,669	527,259

The accompanying notes form an integral part of these consolidated financial statements.

10) FINANCIAL REPORTS

Consolidated Statements of Changes in Equity

2016	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(14,035)	(1,699)		(2,386)	(1,677)	(19,797)	1,882,196	2,339,785	60,571	2,400,356
Profit for the year	-	-	-		-	-	-	278,290	278,290	3,634	281,924
Other comprehensive income	-	(2,287)	1,763	3,513	(2,448)	-	541	-	541	7	548
Comprehensive income	-	(2,287)	1,763	3,513	(2,448)	-	541	278,290	278,831	3,641	282,472
Dividends	-	-	-	-	-	-	-	(375,000)	(375,000)	(3,014)	(378,014)
Increase (decrease) due to transfers and other changes		(3,141)	-	-	-	9,509	6,368	(3,910)	2,458	-	2,458
Increase (decrease) in equity	-	(5,428)	1,763	3,513	(2,448)	9,509	6,909	(100,620)	(93,711)	627	(93,084)

Equity as of December 31, 2016	477,386	(19,463)	64	3,513	(4,834)	7,832	(12,888)	1,781,576	2,246,074	61,198	2,307,272

The accompanying notes form an integral part of these consolidated financial statements.

10) FINANCIAL REPORTS

Consolidated Statements of Changes in Equity

2015	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(7,701)	(1,881)	(1,903)	(1,677)	(13,162)	1,775,612	2,239,836	59,867	2,299,703
Profit for the year	-	-	-	-	-	-	213,168	213,168	4,164	217,332
Other comprehensive income	-	(6,334)	182	(483)	-	(6,635)	-	(6,635)	(212)	(6,847)
Comprehensive income	-	(6,334)	182	(483)	-	(6,635)	213,168	206,533	3,952	210,485
Dividends	-	-	-	-	-	-	(106,584)	(106,584)	(3,248)	(109,832)
Increase (decrease) in equity	-	(6,334)	182	(483)	-	(6,635)	106,584	99,949	704	100,653

Equity as of December 31, 2015	477,386	(14,035)	(1,699)	(2,386)	(1,677)	(19,797)	1,882,196	2,339,785	60,571	2,400,356

The accompanying notes form an integral part of these consolidated financial statements.

10) FINANCIAL REPORTS

Note 1	Identification and activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation organized under the laws of the Republic of Chile, Tax Identification No. 93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the notary public of Santiago MR. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM's headquarters are located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 2425-2000.

The Company is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18. 1983 and is subject to the inspection of the SVS.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administración Building w/n - Maria Elena; Administración Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant s/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama s/n – San Pedro de Atacama, Minsal Mining Camp s/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office S/N, Commune of Pozo Almonte, Iquique.

1.3	Codes of main activities

The codes of the main activities as established by the Chilean Superintendence of Securities and Insurance are as follows:

-	1700 (Mining)

-	2200 (Chemical products)

-	1300 (Investment)

1.4	Description of the nature of operations and main activities

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The ore deposit in northern Chile contains nitrate and iodine deposits. The brine deposits of the Salar de Atacama, in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate.

10) FINANCIAL REPORTS

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

From our caliche ore deposits located in the north of Chile, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium and sulfate in order to produce potassium chloride, potassium sulfate, lithium solutions, and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama.

We sell our products in over 100 countries worldwide through our global distribution network and generate our revenue mainly from abroad.

Our products are divided into six categories: specialty plant nutrition, iodine and its derivatives, lithium and its derivatives, industrial chemicals, potassium and other products and services, described as follows:

Specialty plant nutrition: SQM produces and sells four types of specialty plant nutrition in this line of business: potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty mixes. This business is characterized by being closely related to its customers for which it has specialized staff who provide expert advisory in best practices for fertilization according to each type of crop, soil and climate. Within this type of business, potassium derivative products and specially potassium nitrate have had a leading role given the contribution they make to develop crops insuring an improvement in post-crop life in addition to improving quality, flavor and fruit color. The potassium nitrate, which is sold in multiple formats and as a part of other specialty mixtures, is complemented by sodium nitrate, potassium sodium nitrate, and more than 200 fertilizing mixtures.

Iodine: The Company is a major producer of iodine at worldwide level. Iodine is widely used in the pharmaceutical industry, technology and nutrition. Additionally, iodine is used as X ray contrast media and polarizing film for LCD displays.

Lithium: the Company’s lithium is mainly used for manufacturing rechargeable batteries for cell phones, cameras and notebooks. Through the manufacturing of lithium-based products, SQM provides significant materials to face great challenges such as the efficient use of energy and raw materials. Lithium is mainly not used for rechargeable batteries for small electrical appliances such as mobile phones, tablets and laptops. It is also used in industrial applications such as the manufacturing of glass, ceramics and lubricating greases. Other uses include the pharmaceutical and chemical industries.

10) FINANCIAL REPORTS

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

Industrial Chemicals: Industrial chemicals are products used as supplies for a number of production processes. SQM participates in this line of business producing sodium nitrate, potassium nitrate and potassium chloride. Industrial nitrates have increased their importance over the last few years due to their use as storage means for thermal energy at solar energy plants, which are widely used in countries as Spain and the United States in their search for decreasing CO2 emissions.

Potassium: The potassium is a primary essential macro-nutrient, and even though does not form part of the plant’s structure, has a significant role for the developing of its basic functions, validating the quality of a crop, increasing post-crop life, improving the crop flavor, its amount in vitamins and its physical appearance. Within this business line, SQM has also potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Salar de Atacama (the Atacama Saltpeter Deposit).

Other products and services: This business line includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background

Staff

As of December 31, 2016 and December 31, 2015, staff was detailed as follows:

	12/31/2016			12/31/2015
Employees	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	31	72	103	26	71	97
Professionals	119	919	1,038	116	838	954
Technicians and operators	262	3,076	3,338	256	2,741	2,997
Foreign employees	8	264	272	-	202	202
Overall total	420	4,331	4,751	398	3,852	4,250

10) FINANCIAL REPORTS

Note 1	Identification and Activities of the Company and subsidiaries (continued)

1.5	Other background, continued

Main shareholders

The table below establishes certain information about the beneficial property of Series A and Series B shares of SQM as of December 31, 2016 and December 31, 2015. In respect to each shareholder which has interest of more than 5% of outstanding Series A or B shares. The information below is taken from our records and reports controlled in the Central Securities Depository and reported to the Superintendence of Securities and Insurance (SVS) and the Chilean Stock Exchange, whose main shareholders are as follows:

Shareholder as of December 31, 2016	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	59,373,011	49.32%	22.56%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,894,152	31.43%	7,007,688	5.82%	19.72%
Inversiones El Boldo Limitada	29,330,326	20.54%	16,363,546	13.59%	17.36%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	1,600,000	1.33	6.51%
Banco de Chile on behalf of non-resident third parties	-	-	8,962,355	7.45%	3.41%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itaú on behalf of investors	20,950	0.01%	6,502,217	5.40%	2.48%
Inversiones La Esperanza Limitada	3,711,598	2.60%	46,500	0.04%	1.43%

(*) Total Pampa Group 29.97%

Shareholder as of December 31, 2015	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	59,079,533	49,08%	22,45%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,880,793	31.43%	7,007,688	5.82%	19.72%
Inversiones El Boldo Limitada	29,330,326	20.54%	17,963,546	14.92%	17.97%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	-	-	5.90%
Banco de Chile on behalf of non-resident third parties	-	-	9,055,272	7,52%	3.44%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itaú on behalf of investors	20,950	0.01%	5,679,753	4.72%	2.27%
Inversiones La Esperanza Limitada	3,711,598	2.60%	46,500	0.04	1.43%

(*) Total Pampa Group 29.97%

On December 31, 2016 the total number of shareholders was 1,187.

10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

-	Consolidated Statements of Financial Position for the periods ended December 31, 2016 and December 31, 2015.

-	Consolidated Statements of Changes in Equity for the periods ended December 31, 2016 and 2015.

-	Consolidated Statements of Comprehensive Income for the periods between January and December 31, 2016 and 2015.

-	Statements of Direct-Method Cash Flows for the periods ended December 31, 2016 and 2015.

2.2	Financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its Subsidiaries were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the full, explicit and unreserved adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board (hereinafter the “IASB”).

These consolidated financial statements fairly reflect the Company’s financial position, the comprehensive results of operations, changes in equity and and cash flows occurring during the years then ended.

IFRS establish certain alternatives for their application. Those applied by the Company are detailed in this Note.

On October 17, 2014, the Chilean Superintendence of Securities and Insurance issued Official Communication No. 856 providing instructions for inspected entities to recognize in 2014 against equity differences in deferred tax assets and liabilities resulting directly from the increase in the corporate income introduced by Law No. 20.780. Such accounting treatment differs from that provided by International Accounting Standard 12 (IAS 12) and, accordingly, represented a change in the accounting framework for the preparation and presentation of financial information that had been adopted through such date.

Considering that indicated in the preceding paragraph, this represented a specific and temporary departure from the IFRS, starting from 20146 and in conformity with that established in paragraph 4ª of IFRS 1, the Company has decided to retrospectively apply such standards (in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”) as if had never ceased their application.

Because of that indicated in the preceding paragraph it does not amend any of the accounts disclosed in the statements of financial position as of December 31, 2016 and 2015, in conformity with that indicated in paragraph 40A of IAS 1 “Presentation of Financial Statements”, the presentation of the statement of financial position as of January 1, 2015 (third column) is not necessary.

The accounting policies used for the preparation of the annual consolidated accounts comply with all IFRS in issue at the reporting date.

Certain amounts have been reclassified at year-end for presentation purposes for the line items Other non-financial assets, current; Tax assets, current, non-current; Other current provisions; and Other current liabilities as of December 31, 2015 for a better comparison to the amounts as of December 31, 2016.

10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial (continued)

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

-	Inventories are recorded at the lower of cost and net realizable value.

-	Financial derivatives at fair value; and

-	Staff severance indemnities and pension commitments at actuarial value

-	Certain financial investments classified as available for sale measured at fair value with a counterparty in other comprehensive income.

10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial (continued)

2.4	Accounting pronouncements

New accounting pronouncements

a)          The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2016:

Amendments and improvements	Mandatory for annual periods beginning on

Amendment to IFRS 11 “Joint Arrangements” – on the acquisition of interest in a joint operation – Issued in May 2014. This amendment includes guidance related to the method for accounting for an acquisition of an interest in a joint operation in which the activity constitutes a business, specifying the proper treatment for such acquisitions.	01/01/2016

Amendment to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets” on depreciation and amortization – Issued in May 2014. The amendments clarify that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate because revenue generated by such an activity in general reflects other factors other than the use of the economic benefits embedded in the asset or item of property, plant and equipment. Accordingly, a rebuttable presumption exists that a revenue-based depreciation or amortization method is inappropriate.	01/01/2016

Amendment to IAS 27 “Separate Financial Statements” on the equity method – Issued in August 2014. This amendment allows entities to use the equity method of accounting for the recognition of investments in subsidiaries, joint ventures and associates in their separate financial statements.	01/01/2016

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. Issued in September 2014. This amendment addresses an inconsistency between the requirements of IFRS 10 and IAS 28 for the treatment of a sale or contribution of assets between an investor and its associate or joint venture. The main consequence of this amendment is the recognition of a full gain or loss when the transaction involves a business (whether or not in a subsidiary) and a partial gain or loss when the transaction involves assets that are not a business, even if such assets are in a subsidiary.	01/01/2016

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures.” Issued in December 2014. The amendment clarifies the application of the exception from consolidation for investment entities and their subsidiaries. The amendment to IFRS 10 clarifies on the exception on consolidation available for entities in group structures that include investment entities. The amendment to IAS 28 allows an entity that is not an investment entity, but has an interest in an associated or joint venture that is an investment entity, an option of accounting policy in the application of the equity method. The entity may opt for maintaining measurement at fair value applied by the associate or joint venture that is an investment entity or, consolidating at investment entity level (associate or joint venture).	01/01/2016

Amendment to IAS 1 “Presentation of Financial Statements.” Issued in December 2014. This amendment clarifies the application guidance of IAS 1 on materiality and aggregation, presentation of subtotals, structure of the financial statements and disclosure of accounting policies. The amendments are part of the IASB’s Initiative on Disclosures.	01/01/2016

10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

Improvements to International Financial Reporting Standards (2014) issued in September 2014	Mandatory for annual periods beginning on

IFRS 5, "Non-current Assets Held for Sale and Discounted Operations.” This amendment clarifies that when an asset (or disposal group) is reclassified from being “held for sale” to “held for distribution” or vice versa, this is not an amendment of a plan of sale or a plan of distribution and should not be accounted for as such. This means that the asset (or disposal group) is not to be reinstated in the financial statements as if it had never been classified as “held for sale” or “held for distribution,” simply because disposal conditions have changed. The amendment also rectifies an omission in the standard explaining that guidance on changes in a sale plan has to be applied to an asset (or disposal group) that is no longer held for distribution, but is not reclassified as “held for sale.”	01/01/2016

IFRS 7 "Financial Instruments: Disclosures" It establishes two amendments to IFRS 7: (1) Service contracts: if a Company transfers a financial asset to a third party under conditions that allow the assigner to dispose of the asset, IFRS 7 requires the disclosure of any type of continued involvement that the entity may still have on transferred assets. IFRS 7 provides guidance on what is understood as continued involvement within this context. The amendment is prospective with the option of applying it retrospectively. This also affects IFRS 1 to provide the same option to the first-time adopters of IFRS 1; (2) Interim Financial Statements: The amendment clarifies that the additional disclosure required by amendments to IFRS 7 “Offsetting Financial Assets and Financial Liabilities” is not specifically required for all interim periods, unless required by IAS 34. The amendment is retrospective.	01/01/2016

IAS 19, "Employee Benefits" – This amendment clarifies that in order to determine the discount rate for post-employment benefit obligations, the important aspect is the currency in which liabilities are denominated, not the country where they generate. The evaluation of whether a deep market exists for high-quality corporate bonds is based on corporate bonds in such currency, not in corporate bonds of a particular country. Likewise, where there is no deep market for high-quality corporate bonuses in such currency, government bonds in the related currency have to be used. Such amendment is retrospective but limited at the beginning of the first period presented.	01/01/2016

IAS 34, "Interim Financial Reporting" – This amendment clarifies the meaning of disclosure of information ‘elsewhere in the interim financial report’ and amends IAS 34 to require the inclusion of a cross-reference from the interim financial statements to the location of the information. This amendment is retrospective.	01/01/2016

The adoption of the standards, amendments and interpretations indicated above has no significant impact on the Company’s consolidated financial statements.

10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

b)         Standards, interpretations and amendments issued, not effective for the financial statements beginning on January 1, 2016, which the Company has not adopted early are as follows:

Standards and Interpretations	Mandatory for annual periods beginning on

IFRS 9 “Financial Instruments” – Issued in July 2014. The IASB has issued the full version of IFRS 9, which supersedes the application guidance in IAS 39. This final version includes requirements on the classification and measurement of financial assets and financial liabilities and an expected credit losses model that replaces the incurred loss impairment model used today. The final hedging accounting part of IFRS 9 was issued in November 2013. Early adoption is permitted.	01/01/2018

IFRS 15 “Revenue from Contracts with Customers” – Issued in May 2014. This standard establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. For such purposes, the basic principle is that an entity will recognize revenue representing the transfer of goods or services to customers in an amount that reflects the consideration that the entity expects to receive in exchange for such goods or services. The application of this standard will replace IAS 11 Construction Contracts and IAS 18 Revenue, as well as IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC 31 Revenue-Barter Transactions Involving Advertising Services. Early application is permitted.	01/01/2018

IFRS 16 “Leases” – issued in January 2016 establishes the principle for the recognition, measurement, presentation and disclosure of leases. IFRS 16 supersedes the current IAS 17 and introduces a single model for accounting recognition for lessees and requires a lessee to recognize the assets and liabilities of all lease contracts over a term of more than 12 months, unless the underlying asset has a low value. The objective is ensuring that lessees and lessors provide relevant information that fairly represents transactions conducted. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, early adoption is permitted for entities applying IFRS 15 or prior to the date of initial application of IFRS 16.	01/01/2019

IFRIC 22 “Foreign Currency Transactions and Advance Consideration.” Issued in December 2016. This Interpretation is applied to a foreign currency transaction (o a portion thereof) when an entity recognizes a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income (or related part thereof). The interpretation provides guidance for when an entity mas a single payment/receipt, as well as for situations where multiple payments/receipts are made. It is intended to reduce the diversity in the practice.	01/01/2018

10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on

Amendment to IAS 7 “Statement of Cash Flows.” – Issued in February 2016. This amendment introduces additional disclosures allowing users of financial statements to assess changes in obligations from financing activities.	01/01/2017

Amendment to IAS 12 “Income Taxes.” - Issued in February 2016. This amendment clarifies how to account for deferred tax assets related to debt securities measured at fair value.	01/01/2017

Amendment to IFRS 15 “Revenue from Contracts with Customers” issued in April 2016. This amendment provides clarification for the guidance for the identification of performance obligations in contracts with customers, the accounting for intellectual property license and the assessment of principal versus agent (gross presentation vs. net presentation of revenue). It includes new and amended illustrative examples, as well as practical examples related to the transition to the new revenue standard.	01/01/2018

Amendment to IFRS 12 “Disclosure of Interest in Other Entities.” Issued in December 2016. This amendment clarifies the scope of this standard. These amendments must be applied retrospectively to annual periods beginning on or after January 1, 2017.	01/01/2017

Amendment to IAS 28 “Investments in Associates and Joint Ventures” related to the measurement of the associate or joint venture at fair value. Issued in December 2016.	01/01/2018

The Company's management is in the process of assessing the impacts on the consolidated financial statements of the adoption of IFRS 9, IFRS 15 and IFRS 16. However, for the remaining standards, amendments and interpretations described above, it believes they will not have any significant impact for the initial application period.

10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation

(a)	Subsidiaries

Relate to all the entities on which Sociedad Química y Minera de Chile S.A. has control when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those variable returns through its power over the entity. Subsidiaries apply the same accounting policies of their Parent.

To account for the acquisition, the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingencies assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquiree.

Companies included in consolidation:

				Ownership interest
TAX ID		Country of	Functional	12/31/2016			12/31/2015
No.	Foreign subsidiaries	origin	currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Netherlands	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Netherlands	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0100	99.9900	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Netherlands	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	1.0900	98.9100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	0.5376	99.4624	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000

10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

				Ownership interest
TAX ID		Country of	Functional	12/31/2016			12/31/2015
No.	Foreign subsidiaries	origin	currency	Direct	Indirect	Total	Total
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt. Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited	Thailand	US$	0.0000	99.996	99.996	99.996
Foreign	SQM Vitas Spain	Spain	Euro	0.0000	100.0000	100.0000	-

				Ownership interest
TAX ID		Country of	Functional	12/31/2016			12/31/2015
No.	Domestic subsidiaries	origin	currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9999	99.9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Ch$	0.0000	60.6381	60.6381	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Ch$	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda. (a)	Chile	Ch$	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0.0000	60.6377	60.6377	60.6377
76.359.919-1	Orcoma Estudios SPA	Chile	US$	51.0000	-	51.0000	51.0000
76.360.575-2	Orcoma SPA	Chile	US$	100.0000	-	100.0000	100.0000

(a)	The Company consolidated Comercial Agrorama Ltda. as it has the control of this company’s relevant activities.

Subsidiaries are consolidated using the line-by-line method, adding the items that represent assets, liabilities, revenues, and expenses of similar content, and eliminating those related to intragroup transactions.

10) FINANCIAL REPORTS

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Profit or loss of subsidiaries acquired or disposed during the year are included in profit or loss accounts consolidated from the date control is transferred to the Group, or up to the date control is lost, as applicable.

Non-controlling interest represents the equity of a subsidiary not directly or indirectly attributable to the Parent.

2.6	Significant accounting judgments, estimates and assumptions

Management of Sociedad Química y Minera de Chile S.A. and its subsidiaries is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRSs, as issued by the International Accounting Standards Board (IASB), have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

-	The useful lives of property, plant and equipment, and intangible assets and their residual value;

-	Impairment losses of certain assets, including trade receivables;

-	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments;

-	Provisions for commitments assumed with third parties and contingent liabilities;

-	Provisions on the basis of technical studies that cover the different variables affecting products in stock (density and moist, among others), and allowance for slow-moving spare-parts in stock;

-	Future cost for closure of mining sites;

-	The determination of the fair value of certain financial assets and derivative instruments;

-	The determination and assignment of fair values in business combinations.

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively, recognizing the effects of the change in estimates in the related future consolidated financial statements.

10) FINANCIAL REPORTS

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their remaining recovery (maturity) dates; i.e., those maturing on a date equal to or lower than twelve months are classified as current and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars (“U.S. dollars” or “US$”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

The consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3	Foreign currency translation

(a)	Group entities:

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in equity (other reserves). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.3	Foreign currency translation, continued

The main exchange rates used to translate monetary assets and liabilities, expressed in foreign currency at the end of each period in respect to U.S. dollars, are as follows:

	12/31/2016	12/31/2015
	US$	US$

Brazilian real	3.25	3.90
New Peruvian sol	3.35	3.41
Argentine peso	15.84	12.90
Japanese yen	116.83	120.61
Euro	0.95	0.92
Mexican peso	20.63	17.34
Australian dollar	0.72	0.73
Pound Sterling	0.81	0.67
South African rand	13.70	15.61
Ecuadorian dollar	1.00	1.00
Chilean peso	669.47	710.16
UF	39.36	36.09

(b)	Transactions and balances

Non-monetary transactions in currencies other than the functional currency (U.S. dollar) foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary item that provide effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the disposal of the investment; at the time they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary item are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.4	Subsidiaries

SQM S.A. establishes, as basis, the control exercised in subsidiaries, to determine their share in the consolidated financial statements. Control consists of the Company’s ability to exercise power in the subsidiary, exposure, or right, to variable performance from its share in the investee and the ability to use its power on the investee to have an influence on the amount of the investor’s performance.

The Company prepares the consolidated financial statements using consistent accounting policies for the entire Group, the consolidation of a subsidiary commences when the Company has control over the subsidiary and stops when control ceases.

3.5	Consolidated statement of cash flows

Cash equivalents correspond to highly-liquid short-term investments that are easily convertible in known amounts of cash. They are subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows includes movements in cash performed during the year, determined using the direct method.

3.6	Financial assets

Management determines the classification of its financial assets at the time of initial recognition, on the basis of the business model for the management of financial assets and the characteristics of contractual cash flows from the financial assets. In accordance with IAS 39, financial assets are measured initially at fair value plus transaction costs that may have been incurred and are directly attributable to the acquisition of the financial asset. Subsequently, financial assets are measured at amortized cost or fair value.

The Company assesses, at each reporting date, whether there is objective evidence that an asset or group of assets is impaired. An asset or group of financial assets is impaired if and only if there is evidence of impairment as a result of one or more events occurring after the initial recognition of the asset or group of assets. For the recognition of impairment, the loss event has to have an impact on the estimate of future cash flows from the asset or groups of financial assets.

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.7	Financial liabilities

Management determines the classification of its financial liabilities at the time of initial recognition. As established in IAS 39, financial liabilities at the time of initial recognition are measured at fair value, less transaction costs that may have been incurred and are directly attributable to the issue of the financial liability. Subsequently, these are measured at amortized cost using the effective interest method. For financial liabilities that have been initially recognized at fair value through profit or loss, these will be measured subsequently at fair value.

3.8	Financial instruments at fair value through profit or loss

Management will irrevocably determine, at the time of initial recognition, the designation of a financial instrument at fair value through profit or loss. By doing so, this eliminates and/or significantly reduces measurement or recognition inconsistency that would otherwise have arisen from the measurement of assets or liabilities or from the recognition of gains and losses from them on different bases.

3.9	Financial instrument offsetting

The Company offsets an asset and liability if and only if it presently has a legally enforceable right of setting off the amounts recognized and has the intent of settling for the net amount of realizing the asset and settling the liability simultaneously.

3.10	Reclassification of financial instruments

At the time when the Company changes its business model for managing financial assets, it will reclassify the financial assets affected by the new business model.

For financial liabilities these could not be reclassified.

3.11	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, subsequently, are assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

(a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

(b)	Hedging of a single risk associated with an asset or liability recognized or a highly probable forecast transaction (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship existing between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.11	Derivative and hedging financial instruments, continued

The Company also documents its evaluation both at the beginning and at the end of each period if derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 10.3 (hedging assets and liabilities). Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is higher than 12 months, and as a current asset or liability if the remaining expiration period of the entry is lower than 12 months.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

(a)	Fair value hedge

The change in the fair value of a derivative is recognized with a debit or credit to profit or loss, as applicable. The change in the fair value of the hedged asset or liabilities that are attributable to the hedged risk is recognized with a debit or credit to profit or loss.

For fair value hedges related to items recorded at amortized cost, the adjustment of the fair value is amortized against profit or loss during the period, through maturity. Any adjustment to the carrying value of a hedged financial instrument, for which the effective rate is used, is amortized with a debit or credit to profit or loss at its fair value, attributable to the risk being covered.

If the hedged entry is derecognized, the fair value not amortized is immediately recognized with a debit or credit to profit or loss.

(b)	Cash flow hedges

The effective portion of gains or losses from the hedge instrument is initially recognized with a debit or credit to other comprehensive income, whereas any ineffective portion is immediately recognized with a debit or credit to profit or loss, as applicable.

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, as when the hedged interest income or expense is recognized when a projected sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to other reserves are transferred to the initial carrying value of the non-financial asset or liability.

Should the expected firm transaction or commitment no longer be expected to occur, the amounts previously recognized in equity are transferred to profit or loss. If a hedge instrument expires, is sold, finished, or exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in other reserves are maintained in equity until the expected firm transaction or commitment occurs.

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.12	Available for sale financial assets

Available for sale financial assets are non-derivative financial assets, which have been designated as available for sale and are not classified in any of the previous categories of financial instruments. Available for sale financial instruments are initially recognized at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, they are recognized at fair value and changes other than impairment losses are recognized in other comprehensive income and presented in equity in the fair value reserve. If an investment is derecognized, the accumulated gain or loss is reclassified to profit or loss.

3.13	Derecognition of financial instruments

In accordance with IAS 39, the Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished.

3.14	Derivative financial instruments

The Company maintains derivative financial instruments to hedge its exposure to foreign currencies. Derivative financial instruments are recognized initially at fair value; attributable transaction costs are recognized when incurred. Subsequent to initial recognition, changes in fair value of such derivatives are recognized in profit or loss as part of gains and losses.

The Company permanently assesses the existence of embedded derivatives, both in its contracts and financial instruments. As of December 31, 2016 and December 31, 2015, there are no embedded derivatives.

3.15	Fair value initial measurements

From the initial recognition, the Company measures its assets and liabilities at fair value plus or minus transaction costs incurred that are directly attributable to the acquisition of a financial asset or issuance of a financial liability.

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.16	Leases

(a)	Lease - Finance lease

Leases are classified as finance leases when the Company holds substantially all the risks and rewards derived from the ownership of the asset. Finance leases are capitalized at the beginning of the lease, at the lower of the fair value of the leased asset or the present value of minimum lease payments.

Each lease payment is distributed between the liability and the interest expenses to obtain ongoing interest on the pending balance of debt. The respective lease obligations, net of interest expense, are included in other non-current liabilities. The interest element of finance cost is debited in the consolidated statement of income during the lease period so that a regular ongoing interest rate is obtained on the remaining balance of the liability for each year.

(b)	Lease – Operating lease

Leases in which the lessor maintains a significant part of the risks and rewards derived from the ownership are classified as operating leases. Operating lease payments (net of any incentive received from the lessor) are debited to the statement of income or capitalized (as applicable) on a straight-line basis over the lease period.

a.	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis, and are recognized under other non-financial assets.

b.	Trade and other receivables

Trade and other receivables relate to non-derivative financial assets with fixed and determinable payments and are not quoted in any active market. These arise from sales operations involving the products and/or services, of which the Company commercializes directly to its customers.

These assets are initially recognized at their fair value and subsequently at amortized cost according to the effective interest rate method, less a provision for impairment loss. An allowance for impairment loss is established for trade receivables when there is objective evidence that the Company will not be able to collect all the amounts which are owed to it, according to the original terms of receivables.

Implicit interest in installment sales is recognized as interest income when interest is accrued over the term of the operation.

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

c.	Inventory measurement

The Company states inventories at the lower of cost and net realizable value. The cost price of finished products and products in progress includes the direct cost of materials and, when applicable, labor costs, indirect costs incurred to transform raw materials into finished products, and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is weighted average cost.

Commercial discounts, rebates obtained, and other similar entries are deducted in the determination of the acquisition price.

The net realizable value represents the estimate of the sales price, less all finishing estimated costs and costs which will be incurred in commercialization, sales, and distribution processes.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year, recording an estimate with a charge to income when these are overstated. When a situation arises whereby the circumstances, which previously caused the rebate to cease to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances or prices of main raw materials, the estimate made previously is modified.

The valuation of obsolete, impaired or slow-moving products relates to their net estimated, net realizable value.

Provisions on the Company's inventories have been made based on a technical study which covers the different variables which affect products in stock (density and humidity, among others).

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the average price method.

3.17	Investments in associates and joint ventures

Interests in companies on which joint control is exercised (joint venture) or where an entity has significant influence (associates) are recognized using the equity method of accounting. Significant influence is presumed to exist when interest greater than 20% is held in the capital of an investee.

Under this method, the investment is recognized in the statement of financial position at cost plus changes, subsequent to the acquisition, and considering the proportional share in the equity of the associate. For such purposes, the interest percentage in the ownership of the associate is used. The associated goodwill acquired is included in the carrying amount of the investee and is not amortized. The debit or credit to profit or loss reflects the proportional share in the profit or loss of the associate.

Unrealized gains for transactions with affiliates or associates are eliminated considering the interest percentage the Company has on such entities. Unrealized losses are also eliminated, except if the transaction provides evidence of impairment loss of the transferred asset.

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.17	Investments in associates and joint ventures, continued

Changes in the equity of associates are recognized considering the proportional amounts with a charge or credit to “Other reserves” and classified considering their origin.

Reporting dates of the associate, the Company and related policies are similar for equivalent transactions and events under similar circumstances.

In the event that the significant influence is lost or the investment is sold or is held as available for sale, the equity method is discontinued, suspending the recognition of proportional share of profit or loss.

If the resulting amount according to the equity method is negative, the share of profit or loss is reflected at zero value in the consolidated financial statements, unless a commitment exists by the Company to reinstate the Company’s equity position, in which case the related provision for risks and expenses is recorded.

Dividends received by these companies are recorded by reducing the equity value, and the proportional share of profit or loss recognized in conformity with the share of equity are included in the consolidated profit or loss accounts in the caption “Equity share of profit (loss) of associates and joint ventures that are accounted for using the equity method of accounting”.

3.18	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity separate from equity attributable to the owners of the Parent.

3.19	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. Also, these transactions have been eliminated in consolidation. Expiration conditions for each case vary according to the originating transaction.

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.20	Property, plant and equipment

Tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.       Accrued interest expenses during the construction period which are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

2.       The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as incurred.

The replacement of full assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period, and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from daily maintenance of property, plant and equipment are recognized when incurred.

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.21	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

In the case of mobile equipment depreciation is performed depending on the hours of operation

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below.

Types of property, plant and equipment	Minimum life or rate	maximum life or rate
Buildings	3	40
Machinery	2	25
Transport equipment	3	30
Furniture and fixtures	2	18
Office equipment	2	20
Production plants	1	25
Mining assets	3	20
Other property, plant and equipment	1	30

3.22	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in goodwill, which is subject to impairment tests annually, and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.23	Intangible assets other than goodwill

Intangible assets mainly relate to water rights, rights issue, electric line easement expenses and software license and development expenses.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Right of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines in third party land. These rights are presented under intangible assets. Amounts paid are capitalized at the date of the agreement and charged to the statement of income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on costs that have been incurred to acquire them and prepare them to use the specific program. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than costs during more than a year, are recognized as intangible assets. Direct costs include expenses of employees that develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean Government. Property rights are usually obtained with no initial cost (other than the payment of mining patents and minor recording expenses) and upon obtaining rights on these concessions, these are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

No impairment of intangible assets exists as of December 31, 2016 and December 31, 2015.

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.24	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.25	Prospecting expenses

The Company has mining property and concession rights from the Chilean Government and acquired from third parties other than the Chilean Government, destined to the exploitation of caliche ore and saltpeter deposits and also the exploration of this type of deposits.

Upon obtaining these rights, the Company initially records disbursements directly associated with the exploration and evaluation of deposits (associated with small deposits with trading feasibility) as asset at cost. Such disbursements include the following concepts:

-	Disbursements for geological reconnaissance evaluation

-	Disbursements for drilling

-	Disbursements for drilling work and sampling

-	Disbursements for activities related to technical assessment and trading feasibility of drilling work

-	And any disbursement directly related to specific projects where its objective is finding mining resources.

Subsequently, the Company distinguishes exploration and evaluation projects according to the economic feasibility of the mineral extracted in the area or exploration, among those that finally will deliver future benefits to the Company (profitable projects) and those projects for which it is not probable that economic benefit will flow to the Company in the future (i.e., when the mine site has low ore grade and its exploitation is not economically profitable).

If technical studies determine that the ore grade is not economically suitable for exploitation, the asset is directly expensed. Otherwise, it is held in the caption “other non-current assets”, reclassifying the portion related to the area to be exploited in the year in the caption inventories and such amount is amortized as production cost on the basis of estimated tons to be extracted.

The technical reasons for this classification correspond to the fact that this is an identifiable non-monetary asset that is owned to be used in the production of our processes as a main raw material.

For this reason and because our disbursements correspond to proven reserves with a trading feasibility and used as main raw material in our production processes, these are presented as inventories that will be exploited within the commercial year and the remainder as development expenses for small deposits and prospecting expenses in the caption “other non-current assets”.

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.26	Impairment of non-financial assets

Assets subject to depreciation and amortization are subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount, the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a discount rate before taxes which reflects current market evaluation on the time value of money and specific asset risks.

To determine the fair value less costs to sell, an appropriate valuation model is used.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity.

For assets other than acquired goodwill, an annual evaluation is conducted of whether there are impairment loss indicators recognized previously that might have already decreased or ceased to exist. The recoverable amount is estimated if such indicators exist. An impairment loss previously recognized is reversed only if there have been changes in estimates used to determine the asset’s recoverable amount from the last time in which an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined net of depreciation if an asset impairment loss would have not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

3.27	Minimum dividend

As required by the Shareholders’ Corporations Act, unless decided otherwise by the unanimous vote by the shareholders of subscribed and paid shares, a public company must distribute dividends as agreed by the shareholders at the General Shareholders’ Meeting held each year with a minimum of 30% of its profit, except when the Company records unabsorbed losses from prior years. However, the Company defines as policy the distribution of 50% of its profit for the year, unless decided otherwise by the unanimous vote by the shareholders at the General Shareholders´ meeting held each year.

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.28	Earnings per share

The basic earnings per share amounts are calculated by dividing profit for the year attributable to ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that implies the disclosure of diluted earnings per share.

3.29	Trade and other payables

Trade and other payables are measured at fair value plus all costs associated with the transaction. Subsequently, these are carried at amortized cost using the effective interest rate method.

3.30	Interest-bearing borrowings

At initial recognition, interest-bearing borrowings are measured at fair value net of transaction costs incurred. Subsequently, they are measured at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

These are recorded as non-current when their expiration period exceeds twelve months and as current when the term is lower than such term. Interest expense is calculated in the year in which they are accrued following a financial criterion.

3.31	Other provisions

Provisions are recognized when:

-	The Company has a present obligation or constructive obligation as the result of a past event.

-	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the time value of money be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.31	Other provisions, continued

The Company’s policy is maintaining provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

3.32	Obligations related to employee termination benefits and pension commitments

Obligations with the Company’s employees are in accordance with that established in the collective bargaining agreements in force, formalized through collective employment agreements and individual employment contracts, except for the United States that is regulated in accordance with employment plans in force up to 2002.

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. This, considering criteria in force contained in the revised IAS 19.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in other comprehensive income.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 4.52% and 4.89% for the periods ended December 31, 2016 and December 31, 2015, respectively.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 4.5% interest rate for 2016 and 5.00% for 2015. The net balance of this obligation is presented under the non-current provisions for employee benefits (refer to Note 15.4).

3.33	Compensation plans

Compensation plans implemented through benefits in share-based payments settled in cash, which have been provided, are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standards No. 2 "Share-based Payments.” Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date (see Note 16).

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.34	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenue is recognized when its amount can be stated reliably. It is possible that the future economic rewards will flow to the entity and the specific conditions for each type of activity related revenue are complied with, as follows:

(a)	Sale of goods

The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by customers. When the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sale of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Interest income

Interest income is recognized when interest is accrued in consideration of the principal pending payment using the effective interest rate method.

(d)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.35	Finance income and finance costs

Finance income is mainly composed of interest income in financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets.

Borrowing costs and bonds issued are recognized in profit or loss using the effective interest rate method.

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.35	Finance income and finance costs, continued

For finance costs accrued during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, the effective interest rate related to the project’s specific financing is used. If none exist, the average financing rate of the subsidiary that makes the investment is utilized. Borrowing and financing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of that asset’s cost.

3.36	Income tax and deferred taxes

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized were evaluated and not recognized as it was more likely than not that future taxable income will allow for recovery of the deferred tax asset.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

10) FINANCIAL REPORTS

Note 3	Significant accounting policies (continued)

3.36	Income tax and deferred taxes, continued

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

3.37	Segment reporting

IFRS 8 requires that companies adopt a “management approach” to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance different from those of other segments that operate in other economic environments.

For assets and liabilities, the allocation to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated to the applicable segments, in accordance with the criteria established in the costing process for product inventories.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients

-	Industrial chemicals

-	Iodine and derivatives

-	Lithium and derivatives

-	Potassium

-	Other products and services

3.38	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the costs of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

10) FINANCIAL REPORTS

Note 4	Financial risk management

4.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of Sociedad Química y Minera de Chile S.A. and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, doubtful accounts risk, and interest rate risk, among others.

Potentially, additional known or unknown risks may exist, of which we currently deem not to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and, in particular, Finance Management, is responsible for constantly assessing the financial risk. The Company uses derivatives to hedge a significant portion of those risks.

10) FINANCIAL REPORTS

Note 4	Financial risk management, continued

4.2	Risk factors

4.2.1	Market risk

Market risk refers to the uncertainty associated with fluctuations in market variables affecting the Company’s assets and liabilities, including:

a)	Country risk: The economic situation of the countries where the Company operates may affect its financial position. For example, sales conducted in emerging markets expose SQM to risks related to economic conditions and trends in those countries. In addition, inventories may also be affected by the economic scenario in such countries and/or the global economy, among other probable economic impacts.

b)	Price risk: The Company’s product prices are affected by the fluctuations in international prices of fertilizers and chemicals, as well as changes in productive capacities or market demand, all of which might affect the Company’s business, financial position and results of operations.

c)	Commodity price risk: The Company is exposed to changes in commodity prices and energy which may have an impact on its production costs that may cause unstable results.

As of to-date, the SQM Group incurs an annual expenditure of approximately US$95 million associated with fuel, gas, energy and equivalents from which US$60 million related to direct electrical supply consumption. A change of 10% in the prices of energy required for the Company’s operations may involve costs of approximately US$9.5 million in short-term movements.

The markets in which the Company operates are unpredictable, exposed to significant fluctuations in supply and demand, and price high volatility. Additionally, the supply of certain fertilizers or chemicals, including certain products which the Company trades, vary mainly depending on the production of top producers and their related business strategies. Accordingly, the Company cannot forecast with certainty changes in demand, responses from competitors or fluctuations in the final price of its products. These factors can lead to significant impacts on the Company’s product sales volumes, financial position and share price.

d)	Quality standards: In the markets in which we operate, customers might impose quality standards on our products and/or governments could enact more stringent standards for the distribution and/or use of our products. Consequently, we might not be able to sell our products if we are not able to meet those new standards. In addition, our production costs might increase to meet such new standards. Not being able to sell our products in one or more markets or to key customers might significantly affect our business, financial position or the results of our operations.

10) FINANCIAL REPORTS

Note 4	Financial risk management, continued

4.2.2	Credit risk

A contraction of the global economy and the potentially adverse effects in the financial position of our customers may extend the receivables recovery period for SQM, increasing its exposure to doubtful account risk. While measures have been taken to minimize such risk, the global economic situation may result in losses that might have a material adverse effect on the Company’s business, financial position or results of operations.

To mitigate these risks, SQM actively controls debt collection and has established certain safeguards which include loan insurance, letters of credit, and prepayments for a portion of receivables.

Financial investments correspond to time deposits with maturities exceeding 90 days and less than 360 days from the investment date, so they are not exposed to significant market risks.

4.2.3	Currency risk

As a result of its influence on price level determination as well as its relationship with cost of sales, and since a significant portion of the Company’s business transactions are performed in that foreign currency, the functional currency of SQM is the United States dollar. However, the global business activities of the Company expose it to the foreign exchange fluctuations of several currencies with respect to the value of the U.S. dollar. Accordingly, SQM has entered into hedge contracts to mitigate the exposure generated by its main mismatches (assets, net of liabilities) in currencies other than the U.S. dollar against the foreign exchange fluctuation. These contracts are periodically updated depending on the mismatch amount to be hedged in such currencies. Occasionally, and subject to the Board of Directors’ approval, in the short-term the Company insures cash flows from certain specific items in currencies other than the U.S. dollar.

A significant portion of the Company’s costs, particularly payroll, is denominated in Chilean pesos. Accordingly, an increase or decrease in the exchange rate against the U.S. dollar would affect the Company’s profit for the period. Approximately US$317 million of the Company’s costs are denominated in Chilean pesos. A significant portion of the effect of such obligations on the statement of financial position is hedged by derivative instrument transactions on the balance mismatch in such currency.

As of December 31, 2016, the Company recorded derivative instruments classified as currency and interest rate hedges associated with all the bonds payable, denominated in UF, with a fair value of US$40.5 million against SQM. As of December 31, 2015, this amounts to US$75 million in against SQM.

As of December 31, 2016, the Chilean peso to U.S. dollar exchange rate was Ch$669.47 per US$1.00 (Ch$ 710.16 per US$1.00 as of December 31, 2015).

10) FINANCIAL REPORTS

Note 4	Financial risk management, continued

4.2.4	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company has current and non-current debts valued at LIBOR, plus a spread. The Company is partially exposed to fluctuations in such rate, as SQM currently holds hedging derivative instruments to hedge a portion of its liabilities subject to the LIBOR rate fluctuations.

As of December 31, 2016, approximately 2% of the Company’s financial liabilities are measured at LIBOR. Accordingly, any significant increase in this rate may have an impact on the Company’s financial position. A 100 basic point variation in this rate may trigger variations in financial expenses of close to US$0.03 million. However, this effect is significantly counterbalanced by the returns of the Company’s investments that are also strongly related to LIBOR.

In addition, as of December 31, 2016, the Company's financial liabilities are mainly concentrated in the long-term and approximately 12% have maturities of less than 12 months, decreasing in the process the exposure to changes in interest rates.

4.2.5	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others.

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect SQM’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2016, the Company had unused, available revolving credit facilities with banks, for a total of approximately US$267 million.

The position in other cash and cash equivalents generated by the Company are invested in highly liquid mutual funds with an AAA risk rating.

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the Group.

10) FINANCIAL REPORTS

Note 5	Changes in accounting estimates and policies (consistent presentation)

5.1	Changes in accounting estimates

The Company had no changes in the determination of accounting estimates at the closing date of the consolidated financial statements.

5.2	Changes in accounting policies

As of December 31, 2016, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period (for further details refer to Note 2.6).

The consolidated statements of financial position as of December 31, 2016 and December 31, 2015 and the statements of comprehensive income, changes in equity and cash flows for the periods ended December 31, 2016 and 2015, have been prepared in accordance with the Standards issued by the Chilean Superintendence of Securities and Insurance (SVS), which consider the International Financial Reporting Standards (IFRS).

The accounting principles and criteria were applied consistently.

Note 6	Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	12/31/2016	12/31/2015
	ThUS$	ThUS$

Assets	3,824,137	4,012,556
Liabilities	(1,578,063)	(1,672,771)
Equity	2,246,074	2,339,785

6.2	Parent entity

As provided in the Company’s by-laws, no shareholder can concentrate more than 32% of the Company’s voting right shares and therefore there is no controlling entity.

6.3	Joint arrangements of controlling interest

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Limitada, collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.97% as of December 31, 2016 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.12% of the total amount of issued, subscribed and fully-paid shares of SQM S.A.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A.

10) FINANCIAL REPORTS

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.72
76.165.311-5	Potasios de Chile S.A.	6.91
96.863.960-9	Inversiones Global Mining (Chile) Limitada	3.34
Total Pampa Group		29.97

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.43
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.12

10) FINANCIAL REPORTS

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

As of December 31, 2016 and December 31, 2015, the general information of the companies on which the Company exercises control and significant influence is as follows:

					Ownership interest
Subsidiary	Tax ID	Address	Country of incorporation	Functional currency	Direct	Indirect	Total

SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	US$	99.9999	0.0001	100.0000
Proinsa Ltda.	78.053.910-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.5800	60.5800
SQMC Internacional Ltda.	86.630.200-6	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6381	60.6381
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	US$	99.9999	-	99.9999
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	US$	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Ch$	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	US$	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Ch$	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	US$	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	US$	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285 Las Condes	Chile	US$	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Ch$	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	US$	-	60.6383	60.6383
Comercial Agrorama Ltda. (*)	76.064.419-6	El Trovador 4285 Las Condes	Chile	Ch$	-	42.4468	42.4468
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6383	60.6383
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6377	60.6377
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 Of.131 Las Condes	Chile	US$	51.0000	-	51.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 Of.131 Las Condes	Chile	US$	100.0000	-	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	-	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	Foreign	1 More London Place London SE1 2AF	United Kingdom	US$	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Netherlands	US$	0.0002	99.9998	100.0000
SQM Peru S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	US$	0.9800	99.0200	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US$	0.0040	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	1.0900	98.9100	100.0000

(*) SQM is the Parent of Soquimich Comercial and, in its turn, the latter is the Parent of Comercial Agrorama Ltda.

10) FINANCIAL REPORTS

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries, continued

					Ownership interest
Subsidiary	Tax ID	Address	Country of incorporation	Functional currency	Direct	Indirect	Total

SQI Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Netherlands	US$	0.0159	99.9841	100.0000
SQMC Holding Corporation L.L.P.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States	US$	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokyo	Japan	US$	0.5376	99.4624	100.0000
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Antwerp, Belgium	Belgium	US$	0.5800	99.4200	100.0000
SQM Italia SRL	Foreign	Via A. Meucci, 5 500 15 Grassina Firenze	Italy	US$	-	100.0000	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US$	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	0.0010	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Netherlands	US$	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	1.6700	98.3300	100.0000
SQM Lithium Specialties LLP	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
Soquimich SRL Argentina	Foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US$	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer Calle 50	Panama	US$	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	US$	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.0000	100.0000

10) FINANCIAL REPORTS

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries, continued

					Ownership interest
Subsidiary	Tax ID	Address	Country of incorporation	Functional currency	Direct	Indirect	Total

Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdam	Netherlands	US$	-	100.0000	100.0000
SQM Iberian S.A	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US$	-	100.0000	100.0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US$	-	100.0000	100.0000
SQM Oceania Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	US$	-	100.0000	100.0000
SQM Agro India Pvt. Ltd.	Foreign	C 30 Chiragh Enclave New Delhi, 110048	India	US$	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	US$	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	US$	-	99.996	99.996
SQM Vitas Spain	Foreign	C/Manuel Echeverria Manzana 2 Muelle de la Cab (Puerto Real)	Spain	Euro	-	100.0000	100.0000

10) FINANCIAL REPORTS

Note 6	Background of companies included in consolidation (continued)

6.5	Information attributable to non-controlling interests

Subsidiary	% of interests in the ownership held by non-controlling interests.	Profit (loss) attributable to non- controlling interests		Equity, non-controlling interests		Dividends paid to non- controlling interests
		12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	1,360	1,551	8,303	8,107	1,163	1,946
SQM Indonesia S.A.	20%	-	-	1	1	-	-
Soquimich Comercial S.A.	39.3616784%	2,378	2,605	50,416	49,897	1,851	1,303
Comercial Agrorama Ltda.	30%	(06)	3	201	292	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
Orcoma Estudios SPA	49%	2	5	2,277	2,274	-	-
SQM (Thailand) Limited.	0.004%	-	-	-	-	-	-
Total		3,634	4,164	61,198	60,571	3,014	3,249

10) FINANCIAL REPORTS

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries

	12/31/2016
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	656,221	54,180	644,610	5,990	96,235	12,178	12,164
Proinsa Ltda.	56	1	-	-	-	(4)	(4)
SQMC Internacional Ltda.	204	-	-	-	-	(3)	(3)
SQM Potasio S.A.	176,976	722,965	37,167	26,933	5,902	253,322	252,435
Serv. Integrales de Tránsito y Transf. S.A.	75,296	36,407	107,567	224	30,315	(18,192)	(18,362)
Isapre Norte Grande Ltda.	664	746	714	131	3,053	23	23
Ajay SQM Chile S.A.	17,240	1,069	975	388	28,035	2,776	2,776
Almacenes y Depósitos Ltda.	278	45	1	-	-	(10)	105
SQM Salar S.A.	785,127	828,606	751,857	195,369	975,326	316,182	316,024
SQM Industrial S.A.	1,212,960	658,277	882,593	97,714	600,075	17,262	21,790
Exploraciones Mineras S.A.	510	31,598	6,027	-	-	(286)	(284)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S,A.	337	632	614	291	2,265	85	-
Soquimich Comercial S.A.	153,068	14,663	38,533	1,115	134,501	6,041	6,020
Comercial Agrorama Ltda.	10,759	1,589	11,644	35	15,185	(356)	(341)
Comercial Hydro S.A.	5,242	56	115	15	47	350	350
Agrorama S.A.	12,348	842	14,078	37	16,462	(582)	(584)
Orcoma SpA	-	2,360	14	-	-	(1)	(1)
Orcoma Estudio SpA	671	4,135	159	-	-	4	4
SQM North America Corp.	175,834	15,621	204,201	485	228,229	(27,821)	(29,082)
RS Agro Chemical Trading Corporation A.V.V.	5,179	-	8	-	-	(23)	(23)
Nitratos Naturais do Chile Ltda.	6	251	3,456	-	-	(175)	(175)
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	668	116,267	3,568	-	-	2,479	5,819
SQM Peru S.A.	249	1	1,170	-	8	(165)	(165)
SQM Ecuador S.A.	18,870	121	17,538	41	24,161	471	471
SQM Brasil Ltda.	200	1	714	2,266	296	(173)	(173)
SQI Corporation N.V.	-	23	55	-	-	(17)	(17)
SQMC Holding Corporation L.L.P.	23,135	13,936	1,000	-	-	1,977	1,977
SQM Japan Co. Ltd.	2,868	276	6,708	561	3,013	(7,615)	(7,615)

10) FINANCIAL REPORTS

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2016
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	365,805	2,510	317,147	-	723,192	6,118	8,075
SQM Italia SRL	1,086	-	14	-	-	-	-
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	158	145	39	-	-	-	-
SQM Virginia LLC	14,811	14,357	14,811	-	-	(3)	(3)
SQM Comercial de México S.A. de C.V.	73,791	2,200	49,048	-	186,769	(1,757)	(1,757)
SQM Investment Corporation N.V.	53,037	117	6,191	863	-	(5,441)	(5,441)
Royal Seed Trading Corporation A.V.V.	28,662	-	49,788	-	-	(914)	(719)
SQM Lithium Specialties LLP	15,763	3	1,264	-	-	(3)	(3)
Soquimich SRL Argentina	209	-	177	-	-	(12)	(12)
Comercial Caimán Internacional S.A.	259	-	1,122	-	-	(2)	(2)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	148	24	504	55	2,687	268	268
SQM Nitratos México S.A. de C.V.	41	1	24	6	266	(2)	(2)
Soquimich European Holding B.V.	55,198	115,761	65,005	3,142	-	1,025	5,581
SQM Iberian S.A.	81,119	1,709	73,198	-	146,677	3,501	9,464
SQM Africa Pty Ltd.	89,627	1,399	84,292	-	92,122	(7,627)	(7,627)
SQM Oceanía Pty Ltd.	2,387	-	570	-	2,383	(99)	(99)
SQM Agro India Pvt. Ltd.	1	-	1	-	-	(3)	(3)
SQM Beijing Commercial Co. Ltd.	2,285	30	171	-	5,106	(34)	(34)
SQM Thailand Limited	10,228	5	7,288	-	5,579	319	319
SQM Vitas Spain S.A.	2,287	686	1,583	-	13,673	157	253
Total	4,137,420	2,643,568	3,406,703	332,549	3,341,563	556,286	575,411

10) FINANCIAL REPORTS

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2015
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	521,948	69,159	531,903	7,913	146,731	(715)	(739)
Proinsa Ltda.	149	-	-	-	-	-	-
SQMC Internacional Ltda.	195	-	-	-	-	(1)	(1)
SQM Potasio S.A.	90,230	843,842	7,748	23,438	10,785	184,315	184,533
Serv. Integrales de Tránsito y Transf. S.A.	46,646	63,973	81,703	6,642	44,045	(12,450)	(12,316)
Isapre Norte Grande Ltda.	791	540	664	143	3,883	-	6
Ajay SQM Chile S.A.	17,044	942	879	563	38,414	3,165	3,165
Almacenes y Depósitos Ltda.	264	41	-	-	-	(12)	(77)
SQM Salar S.A.	625,239	885,904	474,225	201,581	762,058	193,367	193,300
SQM Industrial S.A.	1,030,937	702,192	741,820	83,751	685,634	19,144	11,224
Exploraciones Mineras S.A.	482	31,443	5,560	-	-	(666)	(666)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S,A.	296	550	423	364	2,299	(130)	12
Soquimich Comercial S.A.	138,413	22,447	33,058	1,037	162,582	6,618	6,301
Comercial Agrorama Ltda.	10,231	1,554	10,796	16	13,806	11	12
Comercial Hydro S.A.	9,014	87	122	-	50	460	460
Agrorama S.A.	12,848	595	13,759	16	15,131	(380)	(380)
Orcoma SpA	-	2,356	9	-	-	(8)	(8)
Orcoma Estudio SpA	2,059	2,931	347	-	-	9	9
SQM North America Corp.	200,156	16,348	201,343	-	255,455	(12,774)	(12,774)
RS Agro Chemical Trading Corporation A.V.V.	5,194	-	-	-	-	(7)	(7)
Nitratos Naturais do Chile Ltda.	2	229	3,255	-	-	618	618
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	668	115,720	3,539	-	-	4,882	303
SQM Peru S.A.	421	1	1,176	-	22	(104)	(104)
SQM Ecuador S.A.	19,660	147	18,883	35	16,778	447	447
SQM Brasil Ltda.	121	1	585	2,142	375	(2,694)	(2,694)
SQI Corporation N.V.	-	23	38	-	-	53	52
SQMC Holding Corporation L.L.P.	21,296	13,873	1,000	-	-	2,044	2,044
SQM Japan Co. Ltd.	2,327	211	239	495	2,861	159	159

10) FINANCIAL REPORTS

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2015
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	315,642	2,111	273,123	-	530,912	(5,536)	(5,536)
SQM Italia SRL	1,124	-	14	-	-	-	-
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	158	145	39	-	-	(1)	(1)
SQM Virginia LLC	14,814	14,360	14,814	-	-	(7)	(7)
SQM Comercial de México S.A. de C.V.	87,686	1,710	61,589	-	183,374	(3,399)	(3,399)
SQM Investment Corporation N.V.	81,328	130	29,054	861	-	17,865	17,865
Royal Seed Trading Corporation A.V.V.	72,828	-	93,235	-	-	(3,490)	(3,089)
SQM Lithium Specialties LLP	15,766	3	1,264	-	-	(7)	(7)
Soquimich SRL Argentina	243	-	199	-	-	(135)	(135)
Comercial Caimán Internacional S.A.	261	-	1,122	-	-	(5)	(5)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	167	-	635	227	3,094	(90)	(90)
SQM Nitratos México S.A. de C.V.	40	4	25	6	291	4	4
Soquimich European Holding B.V.	71,166	112,488	79,906	-	-	3,245	(1,881)
SQM Iberian S.A.	55,444	65	50,169	-	137,869	11	11
SQM Africa Pty Ltd.	94,508	1,372	81,552	-	88,247	4,945	4,945
SQM Oceania Pty Ltd.	2,357	-	440	-	2,378	(192)	(192)
SQM Agro India Pvt, Ltd.	3	-	-	-	-	(1)	(1)
SQM Beijing Commercial Co. Ltd.	2,827	43	608	-	5,373	(58)	(58)
SQM Thailand Limited	9,765	27	6,991	-	11,539	125	125
Total	3,588,182	2,907,573	2,827,968	329,230	3,123,986	398,625	381,428

10) FINANCIAL REPORTS

Note 6	Background of companies included in consolidation (continued)

6.7	Detail of transactions between consolidated companies

a)	Transactions conducted in 2016

On May 12, 2016, the subsidiary SQM Iberian S.A. acquired 100% of interest in SQM Vitas Spain for ThUS$1,710.

b)	Transactions conducted in 2015

On August 5, 2015, the subsidiary SQM Brasil Ltda. made a capital contribution of ThUS$572 in its subsidiary Nitratos Naturais do Chile Ltda. As a result of such transaction, SQM Brasil Ltda. increased its interest from 0.001% to 70.82% in such company. SQM Industrial S.A. was not involved in such capital increase, decreasing its interest from 99.99% to 29.18%. This generated no effects on the consolidated profit or loss of SQM S.A.

10) FINANCIAL REPORTS

Note 7	Cash and cash equivalents

7.1	Types of cash and cash equivalents

As of December 31, 2016 and December 31, 2015, cash and cash equivalents are detailed as follows:

a)	Cash

	12/31/2016	12/31/20151
	ThUS$	ThUS$
Cash on hand	53	87
Cash in banks	80,287	31,977
Other demand deposits	1,260	9,042
Total cash	81,600	41,106

b)	Cash equivalents

	12/31/2016	12/31/2015
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	95,673	84,662
Short-term investments, classified as cash equivalents	337,396	401,491
Total cash equivalents	433,069	486,153

Total cash and cash equivalents	514,669	527,259

7.2	Short-term investments, classified as cash equivalents

As of December 31, 2016 and December 31, 2015, short-term investments, classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	12/31/2016 ThUS$	12/31/2015 ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	178,446	204,082
JP Morgan US dollar Liquidity Fund Institutional	158,950	197,409
Total	337,396	401,491

Short-term investments are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

10) FINANCIAL REPORTS

Note 7	Cash and cash equivalents (continued)

7.3	Information on cash and cash equivalents by currency

As of December 31, 2016 and December 31, 2015, information on cash and cash equivalents by currency is detailed as follows:

	12/31/2016	12/31/2015
Original currency	ThUS$	ThUS$
Chilean Peso (*)	6,044	2,656
US Dollar	490,978	512,809
Euro	11,386	4,245
Mexican Peso	309	1,439
South African Rand	3,250	4,123
Japanese Yen	2,149	1,690
Peruvian Sol	3	1
Brazilian Real	59	8
Chinese Yuan	400	272
Indian Rupee	8	14
Thai Baht	8	1
Argentine Peso	4	1
Pound Sterling	71	-
Total	514,669	527,259

(*) The Company maintains financial derivative policies which allow to minimize the risk of the variation in Chilean pesos exchange rate.

7.4	Amount restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of December 31, 2016 and December 31, 2015, restricted cash balances are presented in Note 10.9.

10) FINANCIAL REPORTS

Note 7	Cash and cash equivalents (continued)

7.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

2016 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12/31/2016 ThUS$
Banco Santander	Fixed term	US$	1.28	12/29/2016	1/31/2017	9,900	1	9,901
Banco Crédito e Inversiones	Fixed term	US$	0.90	12/30/2016	1/9/2017	15,000	1	15,001
Banco Santander	Fixed term	US$	0.90	12/30/2016	1/10/2017	10,000	-	10,000
Scotiabank Sud Americano	Fixed term	US$	0.93	10/11/2016	1/30/2017	13,000	27	13,027
Banco de Chile	Fixed term	US$	0.75	10/11/2016	1/30/2017	2,000	3	2,003
Corpbanca	Fixed term	US$	1.21	12/1/2016	1/3/2017	3,500	4	3,504
Banco Santander - Santiago	Fixed term	US$	0.76	12/7/2016	1/6/2017	3,900	2	3,902
Banco Crédito e Inversiones	Fixed term	US$	0.90	12/12/2016	1/12/2017	5,000	2	5,002
Corpbanca	Fixed term	US$	1.30	12/12/2016	1/12/2017	1,700	1	1,701
Banco Crédito e Inversiones	Fixed term	US$	0.88	12/14/2016	1/17/2017	2,000	1	2,001
Banco Santander - Santiago	Fixed term	US$	1.28	12/20/2016	2/21/2017	800	-	800
Banco Santander - Santiago	Fixed term	US$	1.28	12/20/2016	2/21/2017	5,000	2	5,002
Banco BBVA Chile	Fixed term	US$	0.75	12/22/2016	1/23/2017	3,500	1	3,501
Banco de Chile	Fixed term	US$	1.25	12/28/2016	2/9/2017	3,900	1	3,901
Banco Santander - Santiago	Fixed term	US$	1.31	12/28/2016	2/9/2017	3,300	-	3,300
Banco Crédito e Inversiones	Fixed term	US$	1.00	12/29/2016	1/30/2017	3,800	-	3,800
Corpbanca	Fixed term	Ch$	0.31	12/16/2016	1/2/2017	1,942	3	1,945
Scotiabank Sud Americano	Fixed term	Ch$	0.32	12/29/2016	1/9/2017	597	1	598
Scotiabank Sud Americano	Fixed term	Ch$	0.33	12/30/2016	1/9/2017	2,091	-	2,091
Citibank New York	Overnight	US$	0.01	12/31/2016	1/1/2017	1,742	-	1,742
BBVA Banco Francés	Fixed term	US$	0.21	24/102016	1/31/2017	199	-	199
Nedbank	On demand	US$	-	12/1/2016	1/31/2017	2,752	-	2,752
Total						95,623	50	95,673

2015 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12/31/2015 ThUS$
Banco Crédito e Inversiones	Fixed term	US$	0.50	12/23/2015	1/27/2016	50,000	6	50,006
Corpbanca	Fixed term	US$	0.65	12/22/2015	1/21/2016	25,000	4	25,004
Banco Crédito e Inversiones	Fixed term	Ch$	0.32	12/30/2015	1/14/2016	1,338	-	1,338
Banco Santander Santiago	Fixed term	Ch$	0.31	12/30/2015	1/14/2016	704	-	704
Banco Crédito e Inversiones	Fixed term	US$	0.30	12/11/2015	1/11/2016	1,000	-	1,000
Citibank New York	Overnight	US$	0.01	12/31/2015	1/2/2016	225	-	225
Citibank New York	Overnight	US$	0.01	12/31/2015	1/2/2016	614	-	614
BBVA Banco Francés	Fixed term	US$	19.00	12/2/2015	1/4/2016	236	-	236
ABN Amro Bank	On demand	Euro	-	12/31/2015	1/2/2016	1,240	-	1,240
Nedbank	On demand	US$	-	12/31/2015	1/2/2016	4,295	-	4,295
Total						84,652	10	84,662

10) FINANCIAL REPORTS

Note 8	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	12/31/2016 ThUS$	12/31/2015 ThUS$

Raw material reserves	7,536	4,844
Supplies for production reserves	23,610	29,353
Products-in-progress reserves	482,261	478,627
Finished product reserves	479,665	491,022
Total	993,072	1,003,846

As of December 31, 2016, the Company had inventories of caliche ore available for processing for ThUS$43,400 (ThUS$32,203 as of December 31, 2015).

As of December 31, 2016, the sum registered as cost of sale related to inventory in the statement of income amounts to ThUS$1,116,057 and to ThUS$1,070,387 as of December 31, 2015.

Inventory reserves recognized as of December 31, 2016 amount to ThUS$81,295, and ThUS$80,369 as of December 31, 2015. Inventory reserves have been made based on a technical study that covers the different variables affecting products in stock (density and humidity, among others). Additionally, reserves are recognized if goods are sold cheaper than the related cost, and for differences that arise from inventory counts.

The breakdown of inventory reserves is detailed as follows:

Type of inventory	12/31/2016 ThUS$	12/31/2015 ThUS$

Raw material reserves	93	93
Supplies for production reserves	920	920
Products-in-progress reserves	52,843	53,187
Finished product reserves	27,439	26,169

Total	81,295	80,369

The Company has not delivered inventory as collateral for the periods indicated above.

10) FINANCIAL REPORTS

Note 8	Inventories, continued

As of December 31, 2016 and 2015, movements in provisions are detailed as follows:

Reconciliation	12/31/2016	12/31/2015
	ThUS$	ThUS $
Opening balance	80,369	82,966
Changes
Additional provisions	33,118	18,461
Increase (decrease) in existing provisions	(32,192)	(21,058)
Total changes	926	(2,597)
Total	81,295	80,369

Note 9	Related party disclosures

9.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended December 31, 2016, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

9.2	Relationships between the parent and the entity

According to the Company’s by-laws, no shareholder can own more than 32% of the Company’s voting right shares.

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Ltda., collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.97% as of December 31, 2016 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.12% of the total amount of shares of SQM S.A. issued, subscribed and fully-paid.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A.

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

10) FINANCIAL REPORTS

Note 9	Related party disclosures (continued)

9.2	Relationships between the parent and the entity, continued

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.72
76.165.311-5	Potasios de Chile S.A.	6.91
96.863.960-9	Inversiones Global Mining (Chile) Ltda.	3.34
Total Pampa Group		29.97

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.43
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.12

10) FINANCIAL REPORTS

Note 9	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary

As of December 31, 2016 and December 31, 2015, the detail of entities that are related parties of the SQM S.A. Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQI Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Panamá	US$	Subsidiary
Foreign	SQM Africa Pty. Ltd.	South Africa	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	SQM Agro India Pvt. Ltd.	India	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited	Thailand	US$	Subsidiary
Foreign	SQM Vitas Spain (2)	Spain	US$	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Chilean peso	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary

10) FINANCIAL REPORTS

Note 9	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary, continued

As of December 31, 2016 and December 31, 2015, the detail of entities that are a related parties of the SQM S.A: Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
86.630.200-6	SQMC Internacional Ltda.	Chile	Chilean peso	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78.053.910-0	Proinsa Ltda.	Chile	Chilean peso	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Chilean peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Chilean peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76.360.575-2	Orcoma SPA	Chile	US$	Subsidiary
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish lira	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Charlee SQM Thailand Co. Ltd.	Thailand	Thai baht	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM India	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Holland B.V.	Dutch Antilles	Euro	Joint venture
Foreign	Kowa Company Ltd.	Japan	US$	Joint control
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Joint control
96.529.340-k	Norte Grande S.A.	Chile	Chilean peso	Other related parties
79.049.778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	Coromandel Internacional	India	Indian rupee	Other related parties
Foreign	Vitas Roullier SAS	France	Euro	Other related parties
Foreign	SQM Vitas Brazil Agroindustria	Brazil	US$	Joint control or significant influence
Foreign	SQM Vitas Peru S.A.C.	Peru	US$	Joint control or significant influence
Foreign	SQM Vitas Plantacote B.V	Dutch Antilles	Euro	Joint control or significant influence
Foreign	Minera Exar S.A.	Argentina	US$	Joint venture
Foreign	SQM Vitas Southern Africa Pty.(1)	South Africa	US$	Joint control or significant influence

(1)	During June 2015, SQM Vitas Fzco. sold the ownership it had in SQM Vitas Southern Africa Pty., generating a loss of ThUS$450.

(2)	During May 2016, SQM Vitas Holland B.V. sold the interest it had in SQM Vitas Spain, to SQM Iberian S.A. resulting in the latter obtaining 100% of the interest through such transaction, which generated a loss of ThUS$104.

(3)	During December 2016, SQM Salar S.A. sold the interest it had in Sales de Magnesio Ltda. to Rock Litio Ltda. This transaction generated a gain of ThUS$7,635.

10) FINANCIAL REPORTS

Note 9	Related party disclosures (continued)

9.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2016 and December 31, 2015, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of December 31, 2016 and December 31, 2015, the detail of significant transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2016	12/31/2015
					ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	11,619	17,842
Foreign	Ajay Europe S,A.R.L.	Associate	France	Sale of products	17,977	23,545
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	1,338	1,748
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	12,865	15,618
Foreign	Ajay North America LLC.	Associate	United States	Dividends	2,605	5,185
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	8,312	7,902
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Sale of products	3,798	5,557
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Dividends	-	296
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	-	1,187
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Dividends	-	286
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of services	-	34
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	91,678	62,543
Foreign	Kowa Company Ltd.	Other related parties	Japan	Services received		(933)
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	17,686	32,019
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	22,090	34,586
Foreign	SQM Vitas Southern Africa Pty.	Joint control or significant influence	South Africa	Sale of products	-	2,187
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	965	1,060
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of products	9,950	22,624
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of services	257	-
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	4,630	4,012
Foreign	SQM Vitas Spain	Joint venture	Spain	Sale of products	5,528	8,587
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Netherlands	Sale of products	49	27
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Sale of products	166	-
Foreign	SQM Vitas Holland B.V.	Joint venture	Holland	Sale of products	634

10) FINANCIAL REPORTS

Note 9	Related party disclosures (continued)

9.5	Trade receivables due from related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	12/31/2016	12/31/2015
					ThUS$	ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Ch$	-	377
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	US$	1.315	2.338
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	3.801	3.031
Foreign	Ajay North America LLC.	Associate	United States	US$	3.095	2.538
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Arab Emirates dirham	764	772
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	YTL	-	9.314
Foreign	Kowa Company Ltd.	Jointly controlled entity	Japan	US$	34.377	23.465
96.511.530-7	Soc.de Inversiones Pampa Calichera	Jointly controlled entity	Chile	US$	6	6
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	9.580	19.156
Foreign	SQM Vitas Peru S.A.C.	Joint venture	Peru	US$	13.318	16.026
Foreign	Coromandel SQM India	Joint venture	India	Indian rupee	1.177	750
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	14.547	21.464
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Ch$	41	52
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	97	-
Foreign	SQM Vitas Spain	Joint venture	Spain	Euro	-	566
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Holland	Euro	91	-
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	48	52
Foreign	Plantacote N.V.	Associate	Belgium	Euro	2	-
Total					82.259	99.907

9.6	Trade payables due to related parties, current:

Tax ID No.	Company.	Nature	Country of origin	Currency	12/31/2016 ThUS$	12/31/2015 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	YTL	7	-
Foreign	SQM Vitas Fzco.	Joint venture	Arab Emirates	Arab Emirates dirham	-	251
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Holland	Euro	-	184
Total as of to-date					7	435

10) FINANCIAL REPORTS

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management

1)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 regular directors, 2 of which are independent directors, who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 26, 2016.

As of December 31, 2016, the Company has the following Committees:

-	Directors’ Committee: composed of Hans Dieter Linneberg A. and Edward J. Waitzer, Julio Rebolledo D. Such Committee performs the duties contained in Article 50 bis of Law No. 18.046, the Chilean “Securities Act”.
-	Audit Committee: composed of Hans Dieter Linneberg A. and Edward J. Waitzer, Julio Rebolledo D.
-	Health, Safety and Environmental Matters Committee: composed of Mrs. Joanne L. Boyes, Gonzalo Guerrero Y. and Arnfinn F. Prugger.
-	Corporate Governance Committee: composed of Edward J. Waitzer, Robert A. Kirkpatrick, and Hans Dieter Linneberg A.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

2)	Directors’ Compensation

Directors’ compensation is detailed as follows:

a)	The payment of a fixed, gross and monthly amount of three hundred Unidades de Fomento (inflation-adjusted units) in favor the Chairman of the Board of Directors of SQM S.A. and of two hundred Unidades de Fomento in favor of each of the remaining seven directors of SQM S.A. regardless of the number of Meetings held or not held during the related month and for the periods between May 1, 2016 and April 30, 2017.
b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.135% of profit for the period effectively earned by the Company during fiscal year 2016.
c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.06% of profit for the period effectively earned by the Company during fiscal years 2016.
d)	The fixed and variable amounts indicated above will not be subject to any challenge between them and those expressed in percentages will be paid after the related General Shareholders’ Meeting of SQM S.A. approves the Balance Sheet, Financial Statements, Annual Report, the Account Inspectors’ Report and Independent Auditor’s Report of SQM S.A. for the commercial year ended December 31, 2016.

10) FINANCIAL REPORTS

Note 9	Related party disclosures, continued

9.7	Board of Directors and Senior Management, continued

e)	The amounts expressed in UF will be paid in accordance with the value determined by the Chilean Superintendence of Banks and Financial Institutions (SBIF), the Central Bank of Chile (Banco Central de Chile) or another relevant institution replacing them during the last day of the calendar year applicable. The amounts reflected in or referred to in U.S. dollars will be converted to Chilean pesos and paid in Chilean pesos in accordance with the exchange rate with which the dividend declared for the commercial year 2016 is paid.

f)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2016 amount to ThUS$2,292 (ThUS$2,769 as of December 31, 2015).

3)	Audit Committee

The remuneration of Directors Committee is composed of:

a)	The payment of a fixed, gross and monthly amount of three seventy-five Unidades de Fomento (inflation-adjusted units) in favor the three Directors that are members of the Director’s Committee regardless of the number of Meetings held or not held during the related month and for the periods between May 1, 2016 and April 30, 2017.

b)	A payment in domestic currency in favor of each of the three Directors consisting of a variable and gross amount equivalent to 0.02% of profit for the period effectively earned by the Company during fiscal year 2016 resulting after deducting the relevant amount for the concept of the amortization of gain from bargain purchase and regardless of the number of Meetings held or not held by the Directors’ Committee during such year.

c)	The fixed and variable amounts indicated above will not be subject to any challenge between them and those expressed in percentages will be paid after the related General Shareholders’ Meeting of SQM S.A. approves the Balance Sheet, Financial Statements, Annual Report, the Account Inspectors’ Report and Independent Auditor’s Report of SQM S.A. for the commercial year ended December 31, 2016.

d)	The amounts expressed in UF will be paid in accordance with the value determined by the Chilean Superintendence of Banks and Financial Institutions (SBIF), the Central Bank of Chile (Banco Central de Chile) or another relevant institution replacing them during the last day of the calendar year applicable. The amounts reflected in or referred to in U.S. dollars will be converted to Chilean pesos and paid in Chilean pesos in accordance with the exchange rate with which the dividend declared for the commercial year 2016 is paid.

4)	Corporate Governance Committee, Health, Safety and Environmental Matters Committee and other Company’s Committees

Remuneration of such committees is composed of the payment of a fixed, gross, monthly amount of UF 50 for each director comprising such committees, regardless of the number of meetings held or not held during the related month or year.

5)	No guarantees have been constituted in favor of the directors.

10) FINANCIAL REPORTS

Note 9	Related party disclosures, continued

9.7	Board of Directors and Senior Management, continued

6)	Senior management compensation:

a)	As of December 31, 2016, the global compensation paid to the 105 main executives amounts to ThUS$20,439 and the global compensation paid to the 103 main executives as of December 31, 2015 amounted to ThUS$19,355. This includes monthly fixed salary and variable performance bonuses.

b)	The Company provides its executives with an annual and a long-term bonus plan payble in the first quarter of 2021 or the date of the employee´s resignation, taking into account achievement of targets and individual contribution to the Company’s operating results.

7)	Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s share and is payable in cash between 2012 and 2016 (see Note 16).

8)	No guarantees have been constituted in favor of the Company’s management.

9)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended December 31, 2016 and the year ended December 31, 2015 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

9.8	Key management personnel compensation

	12/31/2016	12/31/2015
	ThUS$	ThUS$

Key management personnel compensation (1)	20,439	19,355

(1)	Corresponds to a number of executives (see Note 9.7 6)a)

10) FINANCIAL REPORTS

Note 10	Financial instruments

Financial instruments in accordance with IAS 39 are detailed as follows:

10.1	Types of other financial assets

Description of other financial assets	12/31/2016 ThUS$	12/31/2015 ThUS$

Other current financial assets (1)	284,160	617,267
Derivatives (2)	4,095	19,058
Hedging assets	934	-
Total other current financial assets	289,189	636,325

Other non-current financial assets (3)	14,099	486
Total other non-current financial assets	14,099	486

(1)	Relates to term deposits with maturities exceeding 90 days and less than 360 days from the investment date.
(2)	Relate to forwards and options that were not classified as hedging instruments (see detail in Note 10.3).
(3)	The detail of other financial assets, non-current is as follows:

	12/31/2016 ThUS$	12/31/2015 ThUS$

Non-current investments not accounted for using the equity method of accounting, classified as available for sale	6,899	444
Hedging assets	7,156	-
Other financial assets, non-current	44	42
Total other financial assets, non-current	14,099	486

Detail of other current financial assets

Institution	12/31/2016 ThUS$	12/31/2015 ThUS$
Banco Santander	54,364	175,433
Banco de Crédito e Inversiones	40,627	97,739
Banco de Chile	-	20,049
Corpbanca	19,247	122,951
Banco Itaú	44,722	80,830
Banco Security	15,007	24,861
Morgan Stanley	3,150	8,200
Scotiabank Sud Americano	107,043	78,180
HSBC Bank Chile	-	9,024
Total	284,160	617,267

10) FINANCIAL REPORTS

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables

	12/31/2016			12/31/2015
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$
Trade receivables	344,839	-	344,839	279,590	-	279,590
Prepayments	6,621	-	6,621	9,155	-	9,155
Other receivables	17,301	1,840	19,141	13,480	1,050	14,530
Total trade and other receivables	368,761	1,840	370,601	302,225	1,050	303,275

	12/31/2016			12/31/2015
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	361,656	(16,817)	344,839	294,525	(14,935)	279,590
Trade receivables, current	361,656	(16,817)	344,839	294,525	(14,935)	279,590
Prepayments, current	9,421	(2,800)	6,621	11,955	(2,800)	9,155
Other receivables, current	19,300	(1,999)	17,301	15,476	(1,996)	13,480
Current trade and other receivables	390,377	(21,616)	368,761	321,956	(19,731)	302,225
Other receivables, non-current	1,840	-	1,840	1,050	-	1,050
Non-current receivables	1,840	-	1,840	1,050	-	1,050
Total trade and other receivables	392,217	(21,616)	370,601	323,006	(19,731)	303,275

10) FINANCIAL REPORTS

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Unsecuritized portfolio

As of December 31, 2016 and December 31, 2015, the detail of the unsecuritized portfolio is as follows:

12/31/2016
	Not overdue	1 - 30 days	31 – 60 days	61 – 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	1,943	2,502	1,666	1,324	1,473	372	290	227	221	1,903	11,921
Portfolio under no renegotiated terms	298,872	18,511	5,097	2,951	3,441	1,010	643	522	309	25,849	357,205
Number of customers under renegotiated terms portfolio	22	333	155	30	17	9	3	19	5	218	811
Portfolio under renegotiated terms, gross	947	602	83	62	118	5	8	33	33	2,560	4,451
Total gross portfolio	299,819	19,113	5,180	3,013	3,559	1,015	651	555	342	28,409	361,656

12/31/2015
	Not overdue	1 - 30 days	31 – 60 days	61 – 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	3,653	698	388	2,617	565	241	253	667	311	1,836	11,229
Portfolio under no renegotiated terms	249,892	13,268	1,484	9,572	2,720	19	264	6,159	1,067	6,340	290,785
Number of customers under renegotiated terms portfolio	17	1	551	38	8	1	3	7	6	235	867
Portfolio under renegotiated terms, gross	540	10	625	13	170	15	259	35	293	1,780	3,740
Total gross portfolio	250,432	13,278	2,109	9,585	2,890	34	523	6,194	1,360	8,120	294,525

10) FINANCIAL REPORTS

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables, continued

The detail of allowances is as follows:

Provision and write-offs	12/31/2016 ThUS$	12/31/2015 ThUS$
Allowance for portfolio under no renegotiated terms	19,428	18,980
Allowance for portfolio with renegotiated terms	2,193	2,356
Write-offs for the period	(5)	(1,605)
Total	21,616	19,731

Credit risk concentration

Credit risk concentration with respect to trade receivables is reduced due to the great number of entities included in the Company’s client database and their distribution throughout the world.

10.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations associated with bonds of the Company in Chilean pesos and UF (and the exchange risk in Chilean pesos of the Company’s investment plans). As of December 31, 2016, the notional amount of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$320,155 and as of December 31, 2015 such contracts amounted to ThUS$331,853.

Hedging assets with underlying debt	Derivative instruments (Fwds)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2016	830	789	41	(9)	32

Hedging liabilities with underlying debt	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2016	43,235	28,108	(29)	5	(24)

Hedging liabilities with underlying investments	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2016	218	(294)	76	(19)	57

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

Hedging liabilities	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2015	74,786	(29,245)	86	96	182

The balances in the “effect on profit or loss” column consider the interim effects of the contracts in force As of December 31, 2016 and December 31, 2015.

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
C	51,315	UF	12/01/2026
H	191,638	UF	01/05/2018
M	46,463	UF	02/01/2017
O	68,339	UF	02/01/2017

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal and interest payments.

Hedge Accounting

The Company classifies derivative instruments as hedging that may include derivative or embedded derivatives either as fair value hedge derivative instruments, cash flow hedge derivative instruments, or hedge derivative instruments for net investment in a business abroad.

a) Fair value hedge

Changes in fair values of derivative instruments classified as fair value hedge derivative instruments are accounted for in gains and losses immediately along with any change in the fair value of the hedged item that is attributable to the risk being hedged.

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

The Company documents the relationship between hedge instruments and the hedged item along with the objectives of its risk management and strategy to carry out different hedging transactions. In addition, upon commencement of the period hedged and then on a quarterly basis the Company documents whether hedge instruments have been efficient and met the objective of hedging market fluctuations for the purpose of which we use the effectiveness test. A hedge instrument is deemed effective if the effectiveness test result is between 80% and 125%.

The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results. As of to date, hedges are classified as effective on the basis of the effectiveness tests. This note includes the detail of fair values of derivatives classified as hedging instruments.

b) Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, that may have material effects on the results of the Company.

10.4	Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2016 and December 31, 2015, the detail is as follows:

	12/31/2016			12/31/2015
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Bank borrowings	101,270	-	101,270	178,183	140,000	318,183
Obligations with the public (bonds)	58,973	1,059,706	1,118,679	221,092	1,077,172	1,298,264
Derivatives	1,920	-	1,920	981	-	981
Hedging liabilities	16,981	33,732	50,713	1,774	73,031	74,805
Total	179,144	1,093,438	1,272,582	402,030	1,290,203	1,692,233

Current and non-current bank borrowings

As of December 31, 2016 and December 31, 2015, the detail is as follows:

	12/31/2016	12/31/2015
	ThUS$	ThUS$
Long-term bank borrowings	-	140,000
Short-term bank borrowings	101,270	97,079
Current portion of long-term bank borrowings	-	81,104
Short-term borrowings and current portion of long-term borrowings	101,270	178,183
Total bank borrowings	101,270	318,183

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

a)	Bank borrowings, current:

As of December 31, 2016 and December 31, 2015, the detail of this caption is as follows:

Debtor			Creditor			Currency or		Effective	Nominal
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country	adjustment index	Repayment	rate	rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.00%	1.00%
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	4.3%	4.3%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.74%	0.85%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.74%	0.84%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.34%	0.84%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.20%	1.20%

		12/31/2016			12/31/2016
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	30	20,000	20,030	-	20,030
SQM.S.A.	Banco Estado	-	20,412	20,412	-	20,919	20,919	-	20,919
SQM.S.A.	Scotiabank Sud Americano	-	17,000	17,000	-	17,057	17,057	-	17,057
SQM.S.A.	Scotiabank Sud Americano	-	3,000	3,000	-	3,010	3,010	-	3,010
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	-	20,042	20,042	-	20,042
SQM Industrial S.A.	Banco Estado	20,000	-	20,000	20,212	-	20,212	-	20,212
Total		20,000	80,412	100,412	20,242	81,028	101,270	-	101,270

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Creditor			Currency or		Effective	Nominal
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country	adjustment index	Repayment	rate	rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.57%	0.57%
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.70%	0.70%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.58%	0.58%
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	1.94%	2.54%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.57%	0.57%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.44%	0.44%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.43%	1.30%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	1.18%	1.05%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.75%	1.39%

		12/31/2015			12/31/2015
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	13	20,000	20,013	-	20,013
SQM.S.A.	Banco Estado	-	20,000	20,000	9	20,000	20,009	-	20,009
SQM.S.A.	Scotiabank Sud Americano	-	17,000	17,000	8	17,000	17,008	-	17,008
SQM S.A.	Banco Estado NY Branch	-	-	-	1,067	-	1,067	-	1,067
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	16	20,000	20,016	-	20,016
SQM Industrial S.A.	Banco Estado	20,000	-	20,000	20,032	-	20,032	-	20,032
Royal Seed Trading Corporation A.V.V.	Bank of America	-	40,000	40,000	-	40,137	40,137	(49)	40,088
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	-	20,000	20,000	-	20,052	20,052	(54)	19,998
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	20,000	20,000	-	20,010	20,010	(58)	19,952
Total		20,000	157,000	177,000	21,145	157,199	178,344	(161)	178,183

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

b)	Unsecured obligations, current:

As of December 31, 2016 and December 31, 2015, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

Debtor			Number of			Currency or	Periodicity
Tax ID No.	Company	País	registration or ID of the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate

93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	10/21/2016	US$	Semiannual	Upon maturity	1.97%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	1/28/2017	US$	Semiannual	Upon maturity	3.61%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	10/3/2016	US$	Semiannual	Upon maturity	2.48%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/1/2016	UF	Semiannual	Semiannual	1.34%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	1/5/2017	UF	Semiannual	Semiannual	2.47%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	2/1/2017	UF	Semiannual	Upon maturity	0.69%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	2/1/2017	UF	Semiannual	Upon maturity	3.00%	3.80%

			12/31/2016			12/31/2016
			Nominal maturities			Current maturities
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S,A,	Chile	ThUS$250,000	-		-	-	2,674	2,674	(386)	2,288
SQM S,A,	Chile	ThUS$250,000	-		-	4,649	-	4,649	(433)	4,216
SQM S,A,	Chile	ThUS$300,000	-	-	-	-	2,658	2,658	(615)	2,043
SQM S,A,	Chile	C		5,903	5,903	-	6,098	6,098	-	6,098
SQM S,A,	Chile	H	-	-	-	3,726	-	3,726	(139)	3,587
SQM S,A,	Chile	M	39,356	-	39,356	39,893	-	39,893	(11)	39,882
SQM S,A,	Chile	O	-	-	-	926	-	926	(67)	859
Total			39,356	5,903	45,259	49,194	11,430	60,624	(1,651)	58,973

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Number of			Currency or	Periodicity
Tax ID No.	Company	País	registration or ID of the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	4/15/2016	US$	Semiannual	Upon maturity	9.19%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	4/21/2016	US$	Semiannual	Upon maturity	5.89%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	1/28/2016	US$	Semiannual	Upon maturity	4.61%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	4/3/2016	US$	Semiannual	Upon maturity	3.93%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	6/1/2016	UF	Semiannual	Semiannual	6.52%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	1/5/2016	UF	Semiannual	Semiannual	5.20%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	2/1/2016	UF	Semiannual	Upon maturity	4.32%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	2/1/2016	UF	Semiannual	Upon maturity	3.97%	3.80%

			12/31/2015			12/31/2015
			Nominal maturities			Current maturities
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S,A,	Chile	ThUS$200,000	-	200,000	200,000	-	202,586	202,586	(73)	202,513
SQM S,A,	Chile	ThUS$250,000	-	-	-	-	2,674	2,674	(386)	2,288
SQM S,A,	Chile	ThUS$250,000	-	-	-	4,648	-	4,648	(433)	4,215
SQM S,A,	Chile	ThUS$300,000	-	-	-	-	2,658	2,658	(614)	2,044
SQM S,A,	Chile	C	-	5,413	5,413	-	5,610	5,610	-	5,610
SQM S,A,	Chile	H	-	-	-	3,417	-	3,417	(139)	3,278
SQM S,A,	Chile	M	-	-	-	492	-	492	(130)	362
SQM S,A,	Chile	O	-	-	-	849	-	849	(67)	782
Total			-	205,413	205,413	9,406	213,528	222,934	(1,842)	221,092

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

c)	Types of interest-bearing borrowings, non-current

Non-current interest-bearing borrowings as of December 31, 2016 and December 31, 2015 are detailed as follows:

Debtor			Creditor			Currency or
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	adjustment index	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	1.94%	2.54%

		Nominal non-current maturities				Non-current maturities
		12/31/2015				12/31/2015
Company	Financial institution	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Total	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Subtotal	Borrowings costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Estado NY Branch	140,000	-	-	140,000	140,000	-	-	140,000	-	140,000
Total		140,000	-	-	140,000	140,000	-	-	140,000	-	140,000

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of December 31, 2016 and December 31, 2015 is detailed as follows:

							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.94%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.62%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.95%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	5.57%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	5.22%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.97%	3.80%

Nominal non-current maturities 12/31/2016							Non-current maturities 12/31/2016
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	250,000	-	-	-	250,000	-	250,000	-	-	-	250,000	(904)	249,096
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(3,069)	246,931
MUS$300	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(3,230)	296,770
C	5,903	5,903	5,903	5,903	29,519	53,131	5,903	5,903	5,903	5,903	29,519	53,131	-	53,131
H	-	-	-	-	157,426	157,426	-	-	-	-	157,426	157,426	(1,671)	155,755
O	-	-	-	-	59,035	59,035	-	-	-	-	59,035	59,035	(1,012)	58,023
Total	5,903	255,903	5,903	5,903	795,980	1,069,592	5,903	255,903	5,903	5,903	795,980	1,069,592	(9,886)	1,059,706

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds, continued

As of December 31, 2016 and December 31, 2015, the breakdown of unsecured interest-bearing liabilities, non-current is as follows:

			Number of				Periodicity
Tax ID No.	Company	Country	registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	04/15/2016	US$	Semiannual	Upon maturity	9.19%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.89%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.61%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.93%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	6.53%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	5.20%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	4.32%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.97%	3.80%

Nominal non-current maturities 12/31/2015							Non-current maturities 12/31/2015
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	-	250,000	-	-	250,000	-	-	250,000	-	-	250,000	(1,290)	248,710
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(3,502)	246,498
MUS$300	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(3,843)	296,157
C	5,413	5,413	5,413	5,413	32,482	54,134	5,413	5,413	5,413	5,413	32,482	54,134	-	54,134
H	-	-	-	-	144,357	144,357	-	-	-	-	144,357	144,357	(1,810)	142,547
M	36,089	-	-	-	-	36,089	36,089	-	-	-	-	36,089	(17)	36,072
O	-	-	-	-	54,134	54,134	-	-	-	-	54,134	54,134	(1,080)	53,054
Total	41,502	5,413	255,413	5,413	780,973	1,088,714	41,502	5,413	255,413	5,413	780,973	1,088,714	(11,542)	1,077,172

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

e)	Additional information

Bonds

On the 30 of September 2016 and the 31st of December 2015, short term bonds of ThUS$58,973 and ThUS$221,092 respectively were classified as short-term, consisting of the current portion due plus accrued interest to date, debt is presented net of bond issuance costs. The non-current portion consisted of ThUS$1,059,706 on the 31 of December 2016 and ThUS$1,077,172 on the 31st December 2015, corresponding to the issuance of series C bonds, Single series bonds (ThUS$200), series H bonds second issue single series bonds (ThUS$250), series M bonds, series O bonds, third issue single series bonds (ThUS$300) and fourth issue single series bonds (ThUS$250) excluding debt issue costs.

As of December 31, 2016 and December 31, 2015, the details of each issuance are as follows:

Series “C” bonds

On January 24, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

As of December 31, 2016 and December 31, 2015, the Company has made the following payments with a charge to the Series C bonds:

Payments made	12/31/2016	12/31/2015
	ThUS$	ThUS$
Principal payment	5,729	5,729
Interest payment	3,275	3,570

Single series first issue ThUS$200,000

On April 5, 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6.125% under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of December 31, 2016 and December 31, 2015, the Company has made the following payments with a charge to the Single series bonds:

Payments made	12/31/2016 ThUS$	12/31/2015 ThUS$
Payments of principal owed	200,000	-
Payments of interest	6,125	12,250

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Series “G” and “H” bonds

On January 13, 2009, the Company placed two bond series in the domestic market. Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9% at a term of 21 years with payment of principal beginning in 2019 and Series G for ThCh$ 21,000,000 (ThUS$34,146), which was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 7%.

As of December 31, 2016 and December 31, 2015, the Company has made the following payments with a charge to the Series G and H bonds:

Payments made	12/31/2016 ThUS$	12/31/2015 ThUS$
Payments of interest, Series H bonds	7,289	7,696

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, second issue ThUS$250,000

On April 21, 2010, the Company informed the Chilean Superintendence of Securities and Insurance of its placement in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with an annual interest rate of 5.5% and destined to refinance long-term liabilities.

As of December 31, 2016 and December 31, 2015, the detail of payments charged to the line of single series bonds, second issue is as follows:

Payments made	12/31/2016 ThUS$	12/31/2015 ThUS$
Interest payment	13,750	13,750

Series “M” and “O” bonds

On April 4, 2012, the Company placed two bond series in the domestic market. Series M for UF 1,000,000 (ThUS$46,601) was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 3.3%, and Series O for UF 1,500,000 (ThUS$69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%

As of December 31, 2016, and December 31, 2015 the Company has made the following payments with a charge to the Series M and O bonds:

Payments made	12/31/2016 ThUS$	12/31/2015 ThUS$
Payment of interest, Series M bonds	1,242	1,248
Payment of interest, Series O bonds	2,142	2,153

Single series bonds, third issue ThUS$300,000

On April 3, 2013 in the United States, the Company issued a non-guaranteed bond with a value of US$300 million. The bond is for a 10 year term with an annual coupon rate of 3.625% and an annual yield of 3.716%. This rate equates to a difference of 180 basis points to comparable US Treasury bonds. The funds raised will be used to refinance long term liabilities and finance general corporate objectives.

As of December 31, 2016 and December 31, 2015, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	12/31/2016 ThUS$	12/31/2015 ThUS$
Payment of interest	10,875	10,875

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, fourth issuance ThUS$250

On October 23, 2014, the Company informed the Chilean Superintendence of Securities and Insurance that Sociedad Química y Minera de Chile S.A. agreed to issue and place unsecured bonds of ThUS$250,000 in international markets. This, essentially, maturing in 2025 with a cover annual interest rate of 4.375% equivalent to a spread of 215 basis points on comparable US Treasury bonds, which were offered to the investors at a price of 99.410% with respect to capital. The aforementioned agreement was agreed on October 23, 2014 and the issuance and placement of such bonds was performed in conformity with the provisions of Rule 144A of the US Securities Act of 1933 and these bonds will not be publicly offered in Chile.

As of December 31, 2016 and December 31, 2015, the following payments have been made.

Payments made	12/31/2016 ThUS$	12/31/2015 ThUS$
Payment of interest	10,938	8,203

10.5	Trade and other payables

	12/31/2016			12/31/2015
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	200,215	-	200,215	136,668	-	136,668
Other accounts payable	281	-	281	172	-	172
Total	200,496	-	200,496	136,840	-	136,840

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2016, the Company has purchase orders amounting to ThUS$19,959 (ThUS$15,888 as of December 31, 2015).

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which has generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value through profit or loss	12/31/2016 ThUS$	Effect on profit or loss as of 12/31/2016	12/31/2015 ThUS$	Effect on profit or loss as of 12/31/2015
		ThUS$		ThUS$
Current
Derivative instruments (IRS)	-	(229)	283	(242)
	-	(229)	283	(242)

Balances in the column effect on profit or loss consider the effects of agreements which were in force as of December 31, 2016, including derivatives, received during the year.

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.7	Financial asset and liability categories

a)	Financial Assets

	12/31/2016			12/31/2015
	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial assets measured at amortized cost	284,160	44	284,204	617,267	-	617,267
Loans and receivables measured at amortized cost	368,761	1,840	370,601	302,225	1,050	303,275
Total financial assets measured at amortized cost	652,921	1,884	654,805	919,492	1,536	921,028

Financial assets at fair value through profit or loss	5,029	7,156	12,185	19,058	-	19,058
Financial assets classified as available for sale at fair value through equity	-	6,899	6,899
Total financial assets at fair value	5,029	14,055	19,084	19,058	-	19,058
Total financial assets	657,950	15,939	673,889	938,550	1,536	940,086

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.7	Financial asset and liability categories (continued)

b)	Financial liabilities

	12/31/2016			12/31/2015
	Current	Non-current	Total	Current	Non-current	Total
Description of financial liabilities	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial liabilities at fair value through profit or loss	18,900	33,732	52,632	2,755	73,031	75,786
Financial liabilities at fair value through profit or loss	18,900	33,732	52,632	2,755	73,031	75,786

Financial liabilities measured at amortized cost	360,740	1,059,706	1,420,446	536,115	1,217,172	1,753,287
Total financial liabilities measured at amortized cost	360,740	1,059,706	1,420,446	536,115	1,217,172	1,753,287
Total financial liabilities	379,640	1,093,438	1,473,078	538,870	1,290,203	1,829,073

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities

Financial assets and liabilities measured at fair value consist of Options and Forwards hedging the mismatch in the balance sheet and cash flows, Cross Currency Swaps (CCS) to hedge bonds issued in local currency ($/UF), and Interest Rate Swaps (IRS) to hedge LIBOR rate debt issued.

The value of the Company’s assets and liabilities recognized by CCS contracts is calculated as the difference between the present value of discounted cash flows of the asset (pesos/UF) and liability (US$) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards: Are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Options: The value recognized is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, peso, and basis swap rates. In the case of fair value calculations for IRS, the FRA (Forward Rate Agreement) rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, with options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts may be recognized in the caption Finance costs, foreign currency translation gain (loss) or cash flow hedges in the statement of comprehensive income, depending on each particular case.

The fair value measurement of debt is only performed to determine the present market value of secured and unsecured long-term obligations; bonds denominated in local currency (Ch$/UF) and foreign currency (US$), credits denominated in foreign currency (US$), which is classified under Level 2 in the fair value hierarchy established by IFRS.

The value of the Company’s reported liabilities is calculated as the present value of discounted cash flows at market rates at the time of valuation, taking into account the maturity date and exchange rate. The entry data used for the model includes the UF and peso rates, which are obtained using Bloomberg, the well-known financial software company and the ‘Asociación de Bancos e Instituciones Financieras’ (ABIF) (Association of Banks and Financial Institutions’).

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities, continued

Fair value hierarchy

The fair value hierarchy is detailed as follows:

a)	Level 1: using quoted prices (unadjusted) only in active markets.

b)	Level 2: when in any phase in the valuation process inputs other than quoted prices have been used in Level 1 that are observable directly in markets.

c)	Level 3: inputs for the asset or liability that are not based on observable market data.

The valuation technique used for determining fair value of our hedging instruments is that indicated in Level 2.

	Fair value	Measurement methodology
	12/31/2016	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$
Financial assets
Investment
Shares	6,879	6,879	-	-
Non-hedging derivatives
Forwards	924	-	924	-
Options	426	-	426	-
Swaps	2,745	-	2,745	-
Hedging derivatives
Swaps	8,090	-	8,090	-
Other	64	-	64	-
Financial liabilities
Non-hedging derivatives
Forwards	1,557	1,557	-	-
Options	363	363	-	-
Hedging derivatives
Swaps	50,713	50,713	-	-

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities, continued

	Fair value	Measurement methodology
	12/31/2015	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$
Financial assets
Investment
Investment in companies	424	424	-	-
Non-hedging derivatives
Forwards	18,710	-	18,710	-
Options	349	-	349	-
Other	63	-	63	-
Financial liabilities
Non-hedging derivatives
Forwards	601	-	601	-
Options	5643	-	5643	-
Hedging derivatives
Swaps	74,805	-	74,805	-

10.9	Financial assets pledged as guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of December 31, 2016 and December 31, 2015, assets pledged as guarantees are as follows:

Restricted cash	12/31/2016 ThUS$	12/31/2015 ThUS$
Isapre Norte Grande Ltda.	685	496
Total	685	496

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

-	The fair value of trade receivables, current is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

-	The fair value of other current financial liabilities are considered to be equal to their carrying values.

-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated at discounting contractual cash flows at their original current market with similar terms.

-	The fair value of debt is considered in Level 2.

-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

10) FINANCIAL REPORTS

Note 10	Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	12/31/2016		12/31/2015
	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	514,669	514,669	527,259	527,259
Current trade and other receivables	368,761	368,761	302,225	302,225
Receivables due from related parties, current	82,259	82,259	99,907	99,907
Other financial assets, current:
- Time deposits	284,160	284,160	617,267	617,267
- Derivative instruments	4,095	4,095	19,058	19,058
- Hedging assets	934	934	-	-
Total other current financial assets	289,189	289,189	636,325	636,325
Non-Current Trade Receivables	1,840	1,840	1,050	1,050
Other non-current financial assets:	14,099	14,099	486	486
Other non-current financial assets:	14,099	14,099	486	486
Other financial liabilities, current:
- Bank loans	101,270	101,270	178,183	178,183
- Derivative instruments	1,920	1,920	981	981
- Hedging liabilities	16,981	16,981	1,774	1,774
- Unsecured obligations	58,973	58,973	221,092	221,092
Other financial liabilities, current	179,144	179,144	402,030	402,030
Current and non-current accounts payable	200,496	200,496	136,840	136,840
Payables due to related parties, non-current	7	7	435	435
Other non-current financial liabilities:
- Bank loans	-	-	140,000	160,265
- Unsecured obligations	1,059,706	1,195,512	1,077,172	1,221,002
- Non-current hedging liabilities	33,732	33,732	73,031	73,031
Other non-current financial liabilities:	1,093,438	1,229,244	1,290,203	1,454,298

10.11	Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 4 - Financial Risk Management.

10) FINANCIAL REPORTS

Note 11	Equity-accounted investees

11.1	Investments in associates recognized according to the equity method of accounting

As of December 31, 2016 and December 31, 2015, in accordance with criteria established in Note 3.19, investment in associates recognized according to the equity method of accounting and joint ventures are as follows:

Associates	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sales de Magnesio Ltda.	-	1,535	-	819	-	-	-	819
Abu Dhabi Fertilizer Industries WWL	13,343	11,766	1,482	1,455	-	455	1,482	1,910
Doktor Tarsa Tarim Sanayi AS	16,712	15,032	4,026	2,505	590	-	4,616	2,505
Ajay North America	13,457	12,913	2,794	3,600	-	-	2,794	3,600
Ajay Europe SARL	7,373	7,202	1,132	1,732	(7)	(21)	1,126	1,711
SQM Eastmed Turkey	-	70	(100)	(4)	-	-	(100)	(4)
Charlee SQM Thailand Co. Ltd,	1,763	1,318	244	122	-	89	244	210
Kore Potash Ltd.	20,000	-	-	-	-	-	-	-
Total	72,604	49,836	9,578	10,229	583	523	10,162	10,751

			Country of	Share of ownership	Dividends received
Associate	Description of the nature of the relationship	Domicile	incorporation	in associates	12/31/2016	12/31/2015
					ThUS$	ThUS$

Sales de Magnesio Ltda. (1)	Commercialization of magnesium salts.	El Trovador 4285, Las Condes	Chile	50%	409	286
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and distribution of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	2.605	5.185
Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	1.338	1.748
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	-	296
Kore Potash Ltd.	Prospecting, exploration and mining development	L 3 88 William St Perth, was 6000	Australia	18.02%	-	-

(1)	During December 2016, SQM Salar S.A. sold the interest it had in Sales de Magnesio Ltda. to Rockwood Litio Ltda. This transaction generated a gain of ThUS$7,635.

10) FINANCIAL REPORTS

Note 11	Equity-accounted investees (continued)

11.2	Assets, liabilities, revenue and expenses of associates

12/31/2016
						Gain (loss) from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	-	-	-	-	-	-	-	-
Abu Dhabi Fertilizer Industries WWL	37,801	2,104	3,843	-	41,442	4,005	-	4,005
Doktor Tarsa Tarim Sanayi AS	68,449	5,984	39,729	1,281	83,905	8,052	1,180	9,232
Ajay North America	18,844	11,633	3,015	-	35,715	5,702	-	5,702
Ajay Europe SARL	20,675	1,361	7,290	-	33,319	2,265	(13)	2,252
SQM Eastmed Turkey	727	2,265	719	2,362	833	(200)	-	(200)
Charlee SQM Thailand Co. Ltd.	6,264	591	2,448	-	12,065	609	-	609
Total	152,760	23,938	57,044	3,643	207,279	20,433	1,167	21,600

12/31/2015
						Gain (loss) from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	4,141	825	1,881	16	11,982	1,638	-	1,638
Abu Dhabi Fertilizer Industries WWL	33,770	2,529	4,499	-	46,609	3,932	1,230	5,162
Doktor Tarsa Tarim Sanayi AS	103,099	7,555	80,588	-	64,374	5,009	-	5,009
Ajay North America	18,651	10,619	2,917	-	43,453	7,347	-	7,347
Ajay Europe SARL	18,979	1,661	6,239	-	40,484	3,464	(42)	3,422
SQM Eastmed Turkey	976	380	27	1,189	-	(8)	-	(8)
Charlee SQM Thailand Co. Ltd.	7,418	566	4,687	-	12,524	304	222	526
Total	187,034	24,135	100,838	1,205	219,516	21,686	1,410	23,096

10) FINANCIAL REPORTS

Note 11	Investment in Associates (continued)

11.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company presents no investments unaccounted for according to the equity method of accounting.

The equity method was applied to the Statement of Financial Position as of December 31, 2016 and December 31, 2015.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

11.4	Disclosures on interest in associates

a)	Transactions conducted in 2016:

During December 2016, SQM Salar S.A. sold the interest it had in Sales de Magnesio Ltda. to Rockwood Litio Ltda. generating a gain of ThUS$7,635.

During November 2016, SQM S.A. made a capital contribution of ThUS$20,000, in exchange for 18.02% of the interest of Kore Potash Limited. This contribution was paid to Elemental Minerals Limited.

10) FINANCIAL REPORTS

Note 12	Joint Ventures

12.1	Policy for the accounting of equity accounted investment in joint ventures

The method for the recognition of joint ventures is that in which participation is initially recorded at cost, and subsequently adjusted, considering changes after the acquisition in the portion of the entity’s net assets of the entity which correspond to the investor. Profit or loss for the period of the investor will collect the portion which belongs to it in the results of the controlled entity as a whole.

12.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2016

On March 28, 2016, Sociedad Química y Minera de Chile S.A. entered into an agreement to enter a joint venture with Lithium Americas Corp to develop the Cauchari-Olaroz lithium project in Argentina.

SQM S.A. made a capital contribution of ThUS$25,000 in exchange for 50% of the ownership of Minera Exar S.A.

During May 2016, SQM Vitas Holland B.V. sold its interest in SQM Vitas Spain, to SQM Iberian S.A. resulting in the latter obtaining 100% in this transaction generating a loss of ThUS$104.

b)	Operations conducted in 2015

During June 2015, SQM Vitas Fzco. sold the ownership it had in SQM Vitas Southern Africa Pty., generating a loss of ThUS$450.

10) FINANCIAL REPORTS

Note 12	Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting

			Country of	Share of interest in	Dividends received
Joint venture	Description of the nature of the relationship	Domicile	incorporation	ownership	12/31/2016	12/31/2015
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Star Qingdao Corp Nutrition. Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-
SQM Vitas Brazil Agroindustria	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Southern Africa Pty.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	33 Waterford Office Park Waterford Drive Fourways, 2055 South Africa	South Africa	50%	-	-
SQM Vitas Peru S.A.C.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
SQM Vitas Spain(1)	Production and commercialization of specialty plant nutrition	C/Manuel Echeverria Manzana 2 Muelle de la Cab ( Puerto Real )	Spain	50%	-	-
SQM Vitas Holland B.V	Without information	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-
SQM Vitas Plantacote B.V.	Production and commercialization of controlled-released fertilizers	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-
Minera Exar S.A.	Exploration and exploitation of minerals, processing and trading of such minerals	Dr. Sabín 1082 Ciudad de Nieva – San Salvador de Jujuy- Jujuy- República Argentina	Argentina	50%	-	-

(1)	During May 2016, SQM Vitas Holland B.V. sold its interest in SQM Vitas Spain, to SQM Iberian S.A. resulting in the latter obtaining 100% in this transaction generating a loss of ThUS$104.

10) FINANCIAL REPORTS

Note 12	Joint Ventures (continued)

12.3 Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	12,150	13,257	-1,372	(845)	-	(12)	(1,372)	(857)
Coromandel SQM India	1,499	962	435	88	-	-	435	88
SQM Vitas Fzco,	17,956	11,604	3,458	369	449	9,686	3,907	10,055
SQM Star Qingdao Corp. Nutrition Co. Ltd.	2,618	2,462	163	495	-	-	163	495
SQM Vitas Holland	1,269	1,181	171	(10)	-	-	171	(11)
Minera Exar S.A.	25,000	-	-		-		-
Total	60,492	29,466	2,855	97	449	9,674	3,303	9,770

Joint Venture	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil Agroindustria(1)	9,343	3,722	4,570	(72)	2,845	-	5,130	(36)
SQM Vitas Peru S.A.C (1)	5,964	5,061	815	786	-	-	408	393
SQM Vitas Spain (2)	-	1,182	-	(251)	-	-	-	109
SQM Vitas Plantacote B.V. (2)	588	3,598	187	215	-	-	(80)	(125)
Total	15,895	13,563	5,572	678	2,,845	-	5,458	341

The following companies are subsidiaries of

(1)	SQM Vitas Fzco

(2)	SQM Vitas Holland

10) FINANCIAL REPORTS

Note 12	Joint Ventures (continued)

12.4	Assets, liabilities, revenue and expenses from joint ventures:

	12/31/2016
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	43,639	7,399	26,738	-	16,051	(2,744)	-	(2,744)
Coromandel SQM India	4,485	847	2,334	-	8,034	870	-	870
SQM Vitas Fzco,	20,896	16,395	1,380	-	16,210	6,916	897	7,813
SQM Star Qingdao Corp. Nutrition Co. Ltd.	5,733	203	697	-	7,553	325	-	325
SQM Vitas Brazil Agroindustria	21,511	8,917	21,085	-	63,055	4,570	5,690	10,260
SQM Vitas Peru S.A.C	23,598	8,931	20,333	6,231	36,926	815	-	815
SQM Vitas Holland B.V	1,961	588	11	-	-	342	-	342
SQM Vitas Plantacote B.V.	619	-	31	-	-	(159)	-	(159)
Total	122,442	43,280	72,609	6,231	147,829	10,935	6,587	17,522

	12/31/2015
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	56,053	8,023	37,563	-	65,929	(1,689)	(24)	(1,713)
Coromandel SQM India	3,738	924	2,668	70	5,816	176	-	176
SQM Vitas Fzco.	14,096	10,575	1,464	-	17,893	738	19,371	20,109
SQM Star Qingdao Corp. Nutrition Co. Ltd.	5,100	202	377	-	10,539	990	-	990
SQM Vitas Brazil Agroindustria	32,449	6,638	35,365	-	67,870	(72)	-	(72)
SQM Vitas Peru S.A.C	24,432	6,562	25,933	-	45,739	786	-	786
SQM Vitas Spain	1,662	729	1,208	-	11,875	218	-	218
SQM Vitas Holland B.V	428	1,955	18	-	-	(21)	-	(21)
SQM Vitas Plantacote B.V.	802	-	30	-	-	(250)	-	(250)
Total	138,760	35,608	104,626	70	225,661	876	19,347	20,223

10) FINANCIAL REPORTS

Note 12	Joint Ventures (continued)

12.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	4,097	737	-	13,955	-	-
Coromandel SQM India	15	63	478	1,027	-	-
SQM Vitas Fzco,	11,514	7,574	-	-	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	3,756	3,870	-	-	-	-
SQM Vitas Brazil Agroindustria	2,168	827	8,718	11,215	-	-
SQM Vitas Peru S.A.C.	958	160	3,834	-	1,781	-
SQM Vitas Spain	-	272	-	-	-	-
SQM Vitas Holland B.V	1,961	428	-	-	-	-
SQM Vitas Plantacote B.V.	615	802	-	-	-	-
Total	25,084	14,733	13,030	26,197	1,781	-

	Depreciation and amortization expense		Interest expense		Income tax expense, continuing operations
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	(691)	(687)	(433)	(241)	200	233
Coromandel SQM India	-	(69)	(49)	(73)	(44)	(89)
SQM Vitas Fzco.	(717)	(1,067)	(16)	(10)	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	(64)	(66)	(1)	(2)	(195)	(378)
SQM Vitas Brazil Agroindustria	(438)	(29)	(2,127)	(1,651)	(337)	(49)
SQM Vitas Peru S.A.C.	(82)	(29)	(323)	-	(362)	(370)
SQM Vitas Spain	-	(116)	-	(4)	-	(73)
SQM Vitas Holland B.V	-	-	-	(2)	-	-
SQM Vitas Plantacote B.V.	-	-	(1)	(3)	-	-
Total	(1,992)	(2,063)	(2,950)	(1,986)	(738)	(726)

The basis of preparation of the financial information of joint ventures corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

10) FINANCIAL REPORTS

Note 13	Intangible assets and goodwill

13.1	Balances

	12/31/2016	12/31/2015
	ThUS$	ThUS$
Intangible assets other than goodwill	109,439	110,428
Goodwill (1)	37,972	38,388
Total	147,411	148,816

(1)	The recoverable amount of the cash-generating unit has been determined based on a calculation of the value in use which used cash flow projections for a 5-year period, plus perpetuity. The present value of the future cash flows generated by these assets has been estimated given a variance in sales volumes, market prices and costs, discounted at weighted average cost of capital (WACC).

13.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third-parties.

Balances and movements in the main classes of intangible assets as of December 31, 2016 and December 31, 2015 are detailed as follows:

		12/31/2016
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Software	Finite	23,280	(16,234)	7,046
Intellectual property rights, patents and other industrial property rights, service	Finite	1,483	(1,023)	460
Intellectual property rights, patents and other industrial property rights, service	Indefinite	98,596	-	98,596
Other intangible assets	Indefinite	3,337	-	3,337
Intangible assets other than goodwill		126,696	(17,257)	109,439
Goodwill	Indefinite	37,972	-	37,972
Total intangible assets and goodwill		164,668	(17,257)	147,411

10) FINANCIAL REPORTS

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

		12/31/2015
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Software	Finite	23,251	(13,438)	9,813
Intellectual property rights, patents and other industrial property rights, service	Finite	1,448	(984)	464
Intellectual property rights, patents and other industrial property rights, service	Indefinite	96,500	-	96,500
Other intangible assets	Indefinite	3,651	-	3,651
Intangible assets other than goodwill		124,850	(14,422)	110,428
Goodwill	Indefinite	38,388	-	38,388
Total intangible assets and goodwill		163,238	(14,422)	148,816

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the lifetime or the number of productive units or other similar variables which constitute its useful life.

The estimated useful life for software is 3 and 6 years, for other finite useful life assets the period in which they are amortized relates to periods defined by contracts or rights which generate them.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and are obtained as indefinite.

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express the amortization is useful life, and estimated tons to be extracted in the case of mining claims.

10) FINANCIAL REPORTS

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	Indefinite

Intangible assets other than goodwill	Indefinite	Indefinite

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	1 year	16 years

Trademarks	1 year	5 years

Software	2 years	6 years

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

e)	Other information to disclose on intangible assets

SQM has property rights and mining concessions of the Chilean Government, intended for the exploration and exploitation of saltpeter and brine. Such rights, have had no initial cost over registration costs, which are insignificant.

Also, SQM has acquired from third-parties other than the Chilean Government, mining concessions, which have been recognized at acquisition cost, which are amortized as the corresponding area is exploited based on the tons estimated to be extracted.

Expenses prior to obtaining the mining concessions are recognized in profit or loss for the year as incurred.

10) FINANCIAL REPORTS

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of December 31, 2016:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	3,821	23,251	1,448	96,500	3,651	38,388	167,059
Additions	-	160	25	2,100	-	-	2,285
Other increases (decreases)	(3,821)	(131)	10	(4)	(314)	(416)	(4,676)

Final balance	-	23,280	1,483	98,596	3,337	37,972	164,668

Movements in identifiable intangible assets, accumulated amortization	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	(3,821)	(13,438)	(984)	-	-	-	(18,243)
Additions	-	-	-	-	-	-	-
Amortization	-	(2,796)	(38)	-	-	-	(2,834)
Other increases (decreases)	3,821	-	(1)	-	-	-	3,820

Final balance		(16,234)	(1,023)	-	-	-	(17,257)

10) FINANCIAL REPORTS

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of December 31, 2016, continued

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	9,813	464	96,500	3,651	38,388	148,816
Additions	-	160	25	2,100	-	-	2,285
Amortization	-	(2,796)	(38)	-	-	-	(2,834)
Other increases (decreases)	-	(131)	9	(4)	(314)	(416)	(856)

Final balance	-	7,046	460	98,596	3,337	37,972	147,411

g)	Movements in identifiable intangible assets as of December 31, 2015:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	3,821	23,062	1,524	97,386	3,698	38,388	167,879
Additions	-	189	15	-	-	-	204
Other increases (decreases)	-	-	(91)	(886)	(47)	-	(1,024)

Final balance	3,821	23,251	1,448	96,500	3,651	38,388	167,059

10) FINANCIAL REPORTS

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

g)	Movements in identifiable intangible assets as of December 31, 2015:

Movements in identifiable intangible assets, accumulated amortization	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	(3,821)	(9,996)	(939)	-	-	-	(14,756)
Additions	-	-	-	-	-	-	-
Amortization	-	(3,432)	(45)	-	-	-	(3,477)
Other increases (decreases)	-	(10)	-	-	-	-	(10)

Final balance	(3,821)	(13,438)	(984)	-	-	-	(18,243)

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service rights of way	Intellectual property rights, patents and other industrial property rights, service rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	13,066	585	97,386	3,698	38,388	153,123
Additions	-	189	15	-	-	-	204
Amortization	-	(3,432)	(45)	-	-	-	(3,477)
Other increases (decreases)	-	(10)	(91)	(886)	(47)	-	(1,034)

Final balance	-	9,813	464	96,500	3,651	38,388	148,816

10) FINANCIAL REPORTS

Note 14	Property, plant and equipment

As of December 31, 2016 and December 31, 2015, the detail of property, plant and equipment is as follows:

14.1	Types of property, plant and equipment

	12/31/2016 ThUS$	12/31/2015 ThUS$
Description of types of property, plant and equipment
Property, plant and equipment, net
Land	32,701	34,589
Buildings	120,691	128,375
Machinery	312,878	393,461
Transport equipment	2,153	14,766
Furniture and fixtures	5,429	8,516
Office equipment	5,768	6,168
Production plants	113,630	80,027
Mining assets	29,726	41,392
Constructions in progress	170,710	151,831
Other property, plant and equipment (1)	739,024	824,451
Total	1,532,710	1,683,576
Property, plant and equipment, gross
Land	32,701	34,589
Buildings	272,791	264,645
Machinery	1,223,174	1,211,927
Transport equipment	74,628	79,979
Furniture and fixtures	38,264	37,492
Office equipment	37,665	38,285
Production plants	227,494	171,769
Mining assets	230,567	228,240
Constructions in progress	170,710	151,831
Other property, plant and equipment	1,832,847	1,804,515
Total	4,140,841	4,023,272

Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	152,100	136,270
Accumulated depreciation and impairment of machinery	910,296	818,466
Accumulated depreciation and impairment of transport equipment	72,475	65,213
Accumulated depreciation and impairment of furniture and fixtures	32,835	28,976
Accumulated depreciation and impairment of office equipment	31,897	32,117
Accumulated depreciation and impairment of production plants	113,864	91,742
Accumulated depreciation and impairment of mining assets	200,841	186,848
Accumulated depreciation and impairment of other property, plant and equipment	1,093,823	980,064
Total	2,608,131	2,339,696

(1)	The detail of other property, plant and equipment is as follows:

	12/31/2016 ThUS$	31/12/2015 ThUS$
Other property, plant and equipment, net
Conveyor belt system in plant	33,046	39,666
Tank (TK)	18,993	26,046
Geomembrane/liner		155,409
Electric facilities	45,408	56,600
Lights	1,110	2,252
Other constructions	126,969	109,478
Piping		17,174
Pool	284,025	160,869
Well (water)	42,584	44,432
Pipes/HDPE lines	127,805	131,431
Railroad track	2,274	11,001
Other property, plant and equipment	56,810	70,093
Total	739,024	824,451

10) FINANCIAL REPORTS

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2016, gross	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,589	264,645	1,211,927	79,979	37,492	38,285	171,769	228,240	151,831	1,804,515	4,023,272
Changes
Additions	-	-	1,192	50	14	763	-	-	145,606	1,473	149,098
Divestitures	-	-	(1,166)	(5,540)	(28)	(1)			(3,370)	(753)	(10,858)
Increase(decrease) in foreign currency exchange	28	1	18	8	-	52	-	-	-	65	172
Reclassification	-	8,145	11,203	277	786	548	55,725	2,327	(101,105)	27,950	5,856
Other increases (decreases) (*)	(25)	-	-	(146)	-	(1,982)	-	-	(22,252)	(209)	(24,614)
Decreases for classification as held-for-sale (1)	(1,891)	-	-	-	-	-	-	-	-	(194)	(2,085)
Total changes	(1,888)	8,146	11,247	(5,351)	772	(620)	55,725	2,327	18,879	28,332	117,569
Final balance	32,701	272,791	1,223,174	74,628	38,264	37,665	227,494	230,567	170,710	1,832,847	4,140,841

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2016, Accumulated depreciation	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(136,270)	(818,466)	(65,213)	(28,976)	(32,117)	(91,742)	(186,848)		(980,064)	(2,339,696)
Changes
Divestitures	-	-	759	5,540	28	-	-	-	-	-	6,327
Depreciation expense	-	(14,379)	(81,090)	(2,682)	(3,426)	(1,893)	(22,125)	(13,993)	-	(100,069)	(239,657)
Impairment		(180)	(5,612)	(14,209)	(269)	-	-	-	-	(11,312)	(31,582)
Increase(decrease) in foreign currency exchange	-	(13)	-	(14)	-	(28)	-	-	-	(13)	(68)
Reclassification	-	(1,258)	(5,889)	3,974	(192)	(36)	-	-	-	(2,455)	(5,856)
Other increases (decreases) (*)	-	-	2	129	-	2,177	3	-	-	61	2,372
Decreases for classification as held-for-sale (1)	-	-	-	-	-	-	-	-	-	29	29
Total changes	-	(15,830)	(91,830)	(7,262)	(3,859)	220	(22,122)	(13,993)	-	(113,759)	(268,435)
Final balance	-	(152,100)	(910,296)	(72,475)	(32,835)	(31,897)	(113,864)	(200,841)	-	(1,093,823)	(2,608,131)

10) FINANCIAL REPORTS

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2016, net	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,589	128,375	393,461	14,766	8,516	6,168	80,027	41,392	151,831	824,451	1,683,576
Changes
Additions	-	-	1,192	50	14	763	-	-	145,606	1,473	149,098
Divestitures	-	-	(407)	-	-	(1)	-	-	(3,370)	(753)	(4,531)
Depreciation expense	-	(14,379)	(81,090)	(2,682)	(3,426)	(1,893)	(22,125)	(13,993)	-	(100,069)	(239,657)
Impairment		(180)	(5,612)	(14,209)	(269)	-	-	-	-	(11,312)	(31,582)
Increase(decrease) in foreign currency exchange	28	(12)	18	(6)	-	24	-	-	-	52	104
Reclassification	-	6,887	5,314	4,251	594	512	55,725	2,327	(101,105)	25,495	-
Other increases (decreases) (*)	(25)	-	2	(17)	-	195	3	-	(22,252)	(148)	(22,242)
Decreases for classification as held-for-sale (1)	(1,891)	-	-	-	-	-	-	-	-	(165)	(2,056)
Total changes	(1,888)	(7,684)	(80,583)	(12,613)	(3,087)	(400)	33,603	(11,666)	18,879	(85,427)	(150,866)
Final balance	32,701	120,691	312,878	2,153	5,429	5,768	113,630	29,726	170,710	739,024	1,532,710

(*) The net balance of other increases (decreases) corresponds to: 1) Work in progress which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) reclassifications to other captions for the sale of property, plant and equipment and 4) projects which correspond to prospecting and development of small deposits.

(1) The Company classifies as non-current assets held-for-sale the property, plant and equipment (asset groups held-for-sale) whose date has been committed at the date of the consolidated financial statements or negotiations have started for such sale and the sale is estimated to occur within twelve months following such date.

These assets or asset groups held for sale are measured at the lower of carrying amount or the estimated sales value less costs to sell, and their amortization stops at the time they are classified as non-current assets held for sale.

10) FINANCIAL REPORTS

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2015, gross	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,622	240,356	1,145,426	78,402	32,082	35,512	171,277	225,917	237,321	1,711,266	3,912,181
Changes
Additions	49	933	1,109	32	28	1,338	-	-	145,376	4,122	152,987
Divestitures	-	-	(13)	(5)	-	(1)	-	-	(9,193)	(369)	(9,581)
Impairment
Increase(decrease) in foreign currency exchange	(82)	-	(53)	(23)	-	(104)	-	-	(1)	(180)	(443)
Reclassification	-	23,355	68,187	3,742	5,382	1,585	491	2,324	(178,445)	88,703	15,324
Other increases (decreases) (*)		1	(2,729)	(2,169)		(45)	1	(1)	(43,227)	973	(47,196)
Total changes	(33)	24,289	66,501	1,577	5,410	2,773	492	2,323	(85,490)	93,249	111,091
Final balance	34,589	264,645	1,211,927	79,979	37,492	38,285	171,7689	228,240	151,831	1,804,515	4,023,272

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2015, Accumulated depreciation	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(115,954)	(791,878)	(64,227)	(23,066)	(29,147)	(62,504)	(142,585)	-	(794,866)	(2,024,227)
Changes
Divestitures	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	(13,945)	(94,006)	(15,575)	(4,250)	(3,051)	(7,594)	(15,236)	-	(114,611)	(268,268)
Impairment
Increase(decrease) in foreign currency exchange	-	1	-	16	-	66	-	-	-	30	113
Reclassification	-	(5,348)	70,419	24,887	(433)	2	(21,644)	(29,027)	-	(54,180)	(15,324)
Other increases (decreases) (*)	-	(1,024)	(3,001)	(10,314)	(1,227)	13			-	(16,437)	(31,990)
Total changes	-	(20,316)	(26,588)	(986)	(5,910)	(2,970)	(29,238)	(44,263)	-	(185,198)	(315,469)
Final balance	-	(136,270)	(818,466)	(65,213)	(28,976)	(32,117)	(91,742)	(186,848)	-	(980,064)	(2,339,696)

10) FINANCIAL REPORTS

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2015, net	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property,plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,622	124,402	353,548	14,175	9,016	6,365	108,773	83,332	237,321	916,400	1,887,954
Changes
Additions	49	933	1,109	32	28	1,338	-	-	145,376	4,122	152,987
Divestitures	-	-	(13)	(5)	-	(1)	-	-	(9,193)	(369)	(9,581)
Depreciation expense	-	(13,945)	(94,006)	(15,575)	(4,250)	(3,051)	(7,594)	(15,236)	-	(114,611)	(268,268)
Impairment
Increase(decrease) in foreign currency exchange	(82)	1	(53)	(7)	-	(38)	-	-	(1)	(150)	(330)
Reclassification	-	18,007	138,606	28,629	4,949	1,587	(21,153)	(26,703)	(178,445)	34,523	-
Other increases (decreases) (*)	-	(1,023)	(5,730)	(12,483)	(1,227)	(32)	1	(1)	(43,227)	(15,464)	(79,186)
Total changes	(33)	3,973	39,913	591	(500)	(197)	(28,746)	(41,940)	(85,490)	(91,949)	(204,378)
Final balance	34,589	128,375	393,461	14,766	8,516	6,168	80,027	41,392	151,831	824,451	1,683,576

(*) The net balance of other increases (decreases) corresponds to: 1) Work in progress which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts 3) projects corresponding mainly to exploration expenditures and stain development.

10) FINANCIAL REPORTS

Note 14	Property, plant and equipment (continued)

14.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for the compliance with obligations which affect property, plant and equipment.

14.4	Impairment of assets

As stated in Note 3.28, the recoverable amount of property, plant and equipment is measured whenever there is an indication that the asset may be impaired. As of December 31, 2016 and December 31, 2015, impairment adjustments were generated because of the closure of the railway stations for the transportation of products, see Note 34 and the closure of the Pedro de Valdivia mine site indicated in Note 33, respectively.

Railway for transportation of products from the Coya Sur location and the Port of Tocopilla

As a result of the rain storms that affected the Tocopilla Zone at the beginning of August 2015, SQM S.A. confirmed the existence of damages in several zones in the railway between the sites Coya Sur and Tocopilla. Accordingly, starting from such date the Company has used the transport of trucks replacing the transport through the railway. SQM has performed several internal and external studies with the purpose of determining the costs and terms necessary to repair the damages in the railway.

The analysis of the internal and external reports performed during 2016 allows concluding that the costs associated with repairing the damages caused by the rain storms would imply long-terms and high costs, and accordingly, it is not convenient at short and medium-term to repair the railway. Such decision does not affect the production process or imply additional employee reductions.

Consequently, SQM has adjusted the value of the assets associated with the railway (fixed equipment, facilities and rolling equipment), which has translated into a charge of approximately US$32 million which are reflected in the line other expenses by function in the consolidated statement of income for the period. Such amount approximately represents 0.8% of SQM’s total assets reported at the end of December 2016.

14.5	Additional information

Interest capitalized in construction-in-progress:

The amount capitalized for this concept amounted to ThUS$5,406 as of December 31, 2016 and ThUS$4,466 as of December 31, 2015.

Financing costs are not capitalized for periods which exceed the normal term of acquisition, construction or installation of the asset, such as the case of delays, interruptions or temporary suspension of the project due to technical, financial or other issues, which prevent that the asset is maintained in good conditions for its use.

10) FINANCIAL REPORTS

Note 14	Property, plant and equipment (continued)

14.5	Additional information, continued

Available for sale assets

Non-current assets held for sale and the components of groups held for sale classified as held for sale are recorded in the Consolidated Statement of Financial Position in a single line under the following concept: “Non-current assets or asset groups for disposal classified as held for sale.”

The main classes of assets of non-current assets held for sale are shown below.

Available for sale assets	12/31/2016	12/31/2015
	ThUS$	ThUS$

Land	1,891	-
Facilities and fixtures	165	-
Total	2,056	-

Note 15	Employee benefits

15.1	Provisions for employee benefits

Classes of benefits and expenses by employee	12/31/2016	12/31/2015
	ThUS$	ThUS$
Current
Profit sharing and bonuses	20,998	10,074
Total	20,998	10,074

Non-current
Profit sharing and bonuses	-	-
Severance indemnity payments	22,532	21,995
Total	22,532	21,995

10) FINANCIAL REPORTS

Note 15	Employee benefits (continued)

15.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time-off, sickness leaves and other leaves, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America which applies the definitions under 15.4 below.

SQM maintains incentive programs for its employees based on the personal performance, the Company’s performance and other short-term, mid-term and long-term indicators.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on profit for the period at the end of each period applying a factor obtained subsequent to the employee appraisal process.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and it is paid in cash. The short-term portion is presented as provision for current employee benefits and the long-term portion as non-current.

The bonus provided to the Company’s directors is calculated based on Profit for the period at each year-end and will consider the application of a percentage factor.

The benefit related to vacations (short-term benefits to employees, current), which is provided in the Labor Code which indicates that employees with more than a year of service will be entitled to annual holidays for a period not lower than fifteen paid business days. The Company provides the benefit of two additional vacation days.

Staff severance indemnities are agreed and payable based on the last salary for each year of service for the Company or with certain maximum limits in respect to the number of years to be considered or in respect to monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and the right for its collection can be acquired because of different causes, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No. 19,728 published on May 14, 2001 which became effective on October 1, 2002 required “Compulsory Unemployment Insurance” in favor of all depending employees regulated by the Chilean Labor Code. Article 5 of this law provided the financing of this insurance through monthly contribution payments by both the employee and the employer.

10) FINANCIAL REPORTS

Note 15	Employee benefits (continued)

15.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value.

Staff severance indemnities at actuarial value	12/31/2016	12/31/2015
	ThUS$	ThUS$
Staff severance indemnities, Chile	21,384	20,883
Other obligations in companies elsewhere	1,148	1,112
Total other non-current liabilities	22,532	21,995

Staff severance indemnities have been calculated under the actuarial assessment method of the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans which consist of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation for the payment of staff severance indemnities related to retirements, without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 4.5522%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for year worked for the Company with no limit of salary or years of services for the Company, when employees cease to work for the Company due to turnover or death. In this case, the maximum age for men is 65 years and 60 years old for women, which are the usual ages for retirement due to achieving the senior citizen age according to the Chilean pensions system provided in Decree Law 3,500 of 1,980.

Methodology

The determination of the obligation for benefits under IAS 19 Projected Benefit Obligation (PBO) is described as follows:

To determine the Company's total liability, we used a mathematical simulation model which was programmed using a computer and which processed the situation of each employee on an individual basis.

10) FINANCIAL REPORTS

Note 15	Employee benefits (continued)

15.3	Other long-term benefits, continued

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. Thus, information on each person was simulated from the beginning of the life of his/her employment contract or when he/she started earning benefits up to the month in which it reaches the normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives indemnity related to retirement due to old age.

The methodology followed to determine the accrual for all the employees adhered to agreements has considered turnover rates and the mortality rate RV-2009 established by the Chilean Superintendence of Securities and Insurance to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on Retirement Benefit Costs.

15.4	Post-employment benefit obligations

Our subsidiary SQM North America, has established with its employees, a pension plan until 2002 called “SQM North America Retirement Income Plan”, whereby obligation is calculated measuring the expected future forecasted staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM North America offers to its employee benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

Reconciliation	12/31/2016	12/31/2015
Changes in the benefit obligation	ThUS$	ThUS$
Benefit obligation at the beginning of the year	7,949	7,324
Service cost	2	3
Interest cost	387	380
Actuarial loss	200	600
Benefits paid	(353)	(358)
Benefit obligation at the end of the year	8,185	7,949

10) FINANCIAL REPORTS

Note 15	Employee benefits (continued)

15.4	Post-employment benefit obligations, continued

	12/31/2016	12/31/2015
Changes in the plan assets:	ThUS$	ThUS$
Fair value of plan assets at the beginning of the year	7,464	7,967
Actual return (loss) in plan assets	293	(145)
Benefits paid	(353)	(358)
Fair value of plan assets at the end of the year	7,404	7,464
Financing status	(782)	(485)
Items not yet recognized as net periodic pension cost components:
Net actuarial loss at the beginning of the year	(3,165)	(1,903)
Amortization during the year	184	68
Net estimated gain or loss occurred during the year	(451)	(1,330)
Adjustment to recognize the minimum pension obligation	(3,432)	(3,165)

The net periodic pension expense was composed of the following components for the years ended December 31, 2015 and 2014:

Reconciliation	12/31/2016	12/31/2015
	ThUS$	ThUS$
Service cost or benefits received during the year	2	3
Interest cost in benefit obligation	387	380
Actual return in plan assets	293	(145)
Amortization of prior year losses	184	68
Net gain during the year	610	728
Net periodic pension expense	29	(133)

15.5	Staff severance indemnities

As of December 31, 2016 and December 31, 2015, severance indemnities calculated at the actuarial value are as follows:

	12/31/2016	12/31/2015
	ThUS$	ThUS$
Opening balance	(21,995)	(30,952)
Current cost of service	(1,333)	(898)
Interest cost	(1,407)	(1,588)
Actuarial gain/loss	(2,253)	1,242
Exchange rate difference	(1,215)	3,582
Benefits paid during the year	5,671	6,619
Balance	(22,532)	(21,995)

10) FINANCIAL REPORTS

Note 15	Employee benefits (continued)

15.5	Staff severance indemnities, continued

a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

	12/31/2016	12/31/2015

Mortality rate	RV - 2014	RV - 2009
Actual annual interest rate	4.522%	4.89%
Voluntary retirement rotation rate:
Men	7.16%	7.16%	annual
Women	7.16%	7.16%	annual
Salary increase	3.60%	3.60%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

b)	Sensitivity analysis of assumptions

As of December 31, 2016 and December 31, 2015, on the actuarial calculation, the Company has conducting the sensitivity analysis of the main assumptions, determining the following:

	Effect + 100 basis points	Effect - 100 basis points
Sensitivity analysis 12/31/2016	ThUS$	ThUS$
Discount rate	(1,576)	1,773
Employee turnover rate	(207)	231

	Effect + 100 basis points	Effect - 100 basis points
Sensitivity analysis 12/31/2015	ThUS$	ThUS$
Discount rate	(1,432)	1,471
Employee turnover rate	(250)	148

Sensitivity relates to an increase/decrease of 100 basis points.

10) FINANCIAL REPORTS

Note 16	Executive compensation plan

Through the present date, the Company has a compensation plan with the purpose of encouraging the Company’s executives and encourage them to stay in the Company, by granting payments based on the change in price of SQM’s shares.

Average Share Price Spread

Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

Plan participants

This compensation plan includes 24 of the Company’s executives, who obtain this benefit, provided they remain in the Company at the payment dates. Payment dates, if applicable, will be in the first weeks of January 2017 and 2018.

Compensation

The compensation for each executive is the differential between the average share price during each of the months of December 2015, December 2016 and December 2017, respectively, in its equivalent in US dollars and the reference prices, of US$23.43 and the average weighted price of the trading of SQM Series B shares in the Santiago Stock Exchange during December 2014. The differential cannot exceed US$15.00 and will be multiplied by 5,000. If the amount calculated is negative or zero, no bonus will be paid during that period, but in such case, the bond of benefit payable in the following period to the employee will be equal to the product of multiplying the difference by 10,000. If the value was negative or zero in December 2015 and also in December 2016, for calculating the bond of December 2017, the differential will be multiplied by 15,000.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of December 31, 2016 and December 31, 2015 are the following:

Movement for the period	2016	2015
In effect as of January 1	405,000	390,000
Redundant workers	(45,000)	(45,000)
Granted during the fiscal year	-	60,000
In circulation	360,000	405,000
Average weighted contractual life	12 months	24 months
Executives	24	27

10) FINANCIAL REPORTS

Note 17	Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

17.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of SQM.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved Board of Directors, which establish a maximum consolidated indebtedness level of 1.5 times the debt/equity. This limit can be exceeded only if the Company’s management has a written and previously granted authorization issued at the Extraordinary Shareholders’ Meeting.

In addition, capital management must comply with the external capital requirements imposed (or covenants) in its financial obligations, which regulate the indebtedness level by 1.2 times, in its more strict level.

In conjunction with the level of indebtedness, it is also important for the Company to maintain a comfortable profile of maturities for its financial obligations, in order to oversee the relation between its short-term financial obligations and the long-term maturities, and the relation they have with the Company’s asset distribution. Consequently, the Company has maintained a liquidity level of 3 times during the last periods.

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	12/31/2016	12/31/2015	Description (1)	Calculation (1)
Net Financial Debt ThUS$	461,569	528,649	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	4.02	3.84	Current Asset divided by Current Liability	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.17	0.18	Net Financial Debt divided by Total Equity	Net financial debt / ( Net financial debt + Total Equity)
ROE	12.25%	9.1%	Income divided by Total Equity	Total Income / Equity (UH 12 months)
ROA	16.0%	13.4%	EBITDA – Depreciation divided by Net Total Assets of financial resources less related parties investments	(Gross Income – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investees) (UH 12 months)
Indebtedness	0.83	0.93	Total Liability on Equity	Total Liabilities / Total Equity

(1)	Assumes the absolute value of the accounting records

10) FINANCIAL REPORTS

Note 17	Disclosures on equity (continued)

17.1	Capital management, continued

The Company’s capital requirements change depending on variables such as work capital requirements, of new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position.

There have been no changes in the capital management objectives or policy within the years reported in this document. No breaches of external requirements of capital imposed (or covenants) have been recorded.

17.2	Disclosures on preferred share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares composed of 142,819,552 Series "A" shares and 120,376,972 Series “B” shares, where both series are preferred shares.

The preferential voting rights for each series are detailed as follows:

Series “A”:

If the election of the Company’s President results in a tie vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series “B”:

1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's President, at the request of the director elected by Series B shareholders.

As of December 31, 2016 and December 31, 2015, the Group does not maintain shares in the parent either directly or through its companies in which it has investments.

10) FINANCIAL REPORTS

Note 17	Disclosures on equity (continued)

17.2	Disclosures on preferred share capital, continued

Detail of types of capital in preference shares:

Type of capital in preferred shares	12/31/2016		12/31/2015
Description of type of capital in preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in ThUS$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

As of December 31, 2016 and December 31, 2015, the Company has not placed any new issuances of shares on the market.

10) FINANCIAL REPORTS

Note 17	Disclosures on equity (continued)

17.3	Disclosures on reserves in equity

As of December 31, 2016 and December 31, 2015, this caption comprises the following:

	12/31/2016	12/31/2015
	ThUS$	ThUS$
Reserve for currency exchange conversion	(19,463)	(14,035)
Reserve for cash flow hedges	64	(1,699)
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income	3,513
Reserve for actuarial gains or losses in defined benefit plans	(4,834)	(2,386)
Other reserves	7,832	(1,677)
Total other reserves	(12,888)	(19,797)

Reserves for currency exchange conversion

This balance reflects retained earnings for changes in the exchange rate when converting financial statements of subsidiaries whose functional currency is from each company’s origin country and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos. Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for gains and losses from financial assets measured at fair value through other comprehensive income

This caption includes investments in shares where the Company has no significant influence and; accordingly, have been measured at fair value through equity. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to profit or loss.

Reserve for actuarial gains or losses in defined benefit plans

For the domestic subsidiaries the effects of changes in assumptions are considered, mainly changes in the discount rate.

The subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of IAS using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.5% interest rate for 2016 and 2015.

10) FINANCIAL REPORTS

Note 17	Disclosures on equity (continued)

17.3	Disclosures on reserves in equity, continued

Other reserves

Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under ownership of the Company at the acquisition date (IAS 27 R).

17.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated Profit for the period for year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

The Company’s dividend policy for 2016 is as follows:

-	Distribution and payment in favor of each shareholder of a final dividend which will be equivalent to 50% of Profit for the period obtained in 2016.

-	Distribution and payment, if possible during 2016, of a provisional dividend which will be recorded against the aforementioned final dividend. This provisional dividend will be paid probably during the last quarter of 2016 and its amount could not exceed 50% of the retained earnings for distribution obtained during 2016, which are reflected in the Company’s financial statements as of December 31, 2016.

-	The distribution and payment by the Company of the remaining balance of the final dividend related to Profit for the period for the 2016 commercial year in up to two installments, which will have to be effectively paid and distributed prior to June 30, 2017.

-	An amount equivalent to the remaining 50% of the Company’s Profit for the period for 2016 will be retained and destined to the financing of operations of one or more of the Company’s investment projects with no prejudice of the possible future capitalization of the entirety or a portion of this.

-	The Board of Directors does not consider the payment of any additional dividends.

-	The Board of Directors does not consider the payment of any interim dividends

-	The Board of Directors considers as necessary to indicate that the aforementioned dividends policy corresponds to the intention or expectation of the Board regarding this matter. Consequently, the enforcement of such dividends policy is necessarily conditioned to net incomes finally obtained, to the results indicating the Company’s regular forecasts or the existence of certain conditions that could affect them. Notwithstanding the above and to the extent that such policy dividend does not suffer a significant change, SQM S.A. will timely communicate its shareholders on this matter.

10) FINANCIAL REPORTS

Note 17 - Disclosures on equity (continued)

17.5	Interim and provisional dividends

On March 22, 2016, the Company communicated that the Directors of Sociedad Química y Minera de Chile S.A. (SQM), at the Ordinary Meeting unanimously agreed the following:

Partially amend the “Dividend Policy for Commercial Year 2015 of SQM S.A.” which was reported to the Ordinary Shareholders’ Meeting of April 24, 2015 with the main purpose of including in such “Policy” the payment of an interim dividend of US$150,000,000, equivalent to US$0.56992 per share, which will be paid with a charge to retained earnings of SQM S.A.

On November 23, 2016, the Board of Directors of Sociedad Química y Minera de Chile S.A, approved paying a provisional dividend of US$225 million, equivalent to US$0.85487 per share with a charge to profit for 2016. Such amount will be paid at its equivalent in Chilean pesos using the Observed U.S. dollar exchange rate published in the Official Gazette of December 13, 2016.

This payment of dividend will be made in favor of the shareholders personally or through their duly authorized representatives from 9:00 am of December 20, 2016. The shareholders of record with the Shareholder’ Registry 5 business days prior to December 20, 2016.

Change in the Dividend Policy in 2016

On November 23, 2016, the provisional dividend described above was approved and the Dividend Policy for the Commercial Year 2016 at the Ordinary Shareholders’ Meeting of April 26, 2016 (the “Dividend Policy”) was replaced with the following:

(i)       Except for the dividend approved on such date, which will be paid during the last quarter of 2016 the Company decided not to distribute any more provisional dividends during 2016.

(ii)      The remaining amount of net profit for 2016, if any, will be withheld and destined for the financing the operations of one or more of the Company’s investment projects notwithstanding the possible and future capitalization of all or a portion of this or its distribution as a dividend declared as decided by the shareholders at the Company’s Ordinary Shareholders’ Meeting.

(iii)       The Dividend Policy indicated above relates to the Board of Directors’ intention or expectation with respect to such matter. Consequently, compliance with such Dividend Policy necessarily depends on the net profit that are finally obtained and the profit or loss indicated by the Company’s regular forecasts.

To the extent that the Dividend Policy has any significant change, the Board of Directors will timely communicate and inform its shareholders of such situation through an essential event.

10) FINANCIAL REPORTS

Note 17 - Disclosures on equity (continued)

17.5	Interim and provisional dividends, continued

On November 17, 2015, the Board of Directors of Sociedad Química y Minera de Chile S.A. agreed that the Company pay and distribute a provisional dividend referred to in the “Dividend Policy for Commercial year 2015 of SQM S.A.” as agreed at the Annual General Ordinary Shareholders’ Meeting of April 24, 2015.

Accordingly, the Company paid and distributed starting from December 10, 2015 a provisional dividend per share of US$0.31915, which was equivalent to approximately US$84,000,000 and, this, to 49.82889% of net profit for distribution from the commercial year 2015, which was accumulated as of December 31 of such year. Such dividend will be charged to profit from the commercial year to the Shareholders recorded in the Shareholders’ Record of SQM on the fifth business day prior to December 10 indicated above and at its amount equivalent in Chilean pesos, the domestic currency at its "Observed U.S. Dollar” or “U.S. dollar” exchange rate published in the Official Gazette on December 3, 2015.

On April 24, 2015, at the Fortieth General Ordinary Shareholders’ Meeting, the shareholders agreed the payment of a dividend declared of US$0.56304 per share for the net profit obtained during the 2014 commercial year. From this dividend declared the amount of US$0.41493 per share was discounted, which was paid for the concept of the provisional dividend and the remaining balance, then amounting to US$0.14811 per share, was paid and distributed in favor of the Shareholders of SQM recorded with the related Shareholders’ Record on the fifth business day prior to the date in which the dividend was paid. Such amount was paid at its equivalent amount in Chilean pesos the domestic currency per the “Observed U.S. dollar” or “U.S. dollar” exchange rate, which was published on April 24, 2015.

Dividends presented deducted from equity are:

	12/31/2016	12/31/2015
	ThUS$	ThUS$
Dividends attributable to owners of the parent	3,014	3,248
Provisional dividend	225,000	106,584
Interim dividend	150,000	-
Total	378,014	109,832

10) FINANCIAL REPORTS

Note 18	Provisions and other non-financial liabilities

18.1	Types of provisions

	12/31/2016			12/31/2015
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for legal complaints (*)	20,867	3,000	23,867	18,067	3,000	21,067
Provision for dismantling, restoration and rehabilitation cost (**)	-	5,890	5,890	-	5,890	5,890
Other provisions	21,045	44	21,089	13,445	-	13,445
Total	41,912	8,934	50,846	31,512	8,890	40,402

(*) Provisions for legal complaints relate to legal expenses for lawsuits whose resolution are pending, and correspond to funds estimated necessary to make the disbursement of expenses incurred for this purpose. This provision relates mainly to the litigation of its subsidiary located in Chile, Brazil and the United States (see note 19.1).

(**) Such provision is calculated considering the instructions issued by the regulating agency (Servicio Nacional de Geología y Minería de Chile, Sernageomin (The Chilean National Geology and Mining Service).

10) FINANCIAL REPORTS

Note 18	Provisions and other non-financial liabilities (continued)

18.2	Description of other provisions

Current provisions, other short-term provisions	12/31/2016	12/31/2015
	ThUS$	ThUS$
Provision for tax loss in fiscal litigation	750	610
Royalties, agreement with CORFO (the Chilean Economic Development Agency)	11,452	6,310
Provision for additional tax related to foreign loans	450	524
Miscellaneous provisions	8,393	6,001
Total	21,045	13,445
Other long-term provisions
Mine closure	5,890	5,890
Miscellaneous	44	-
Total	5,934	5,890

18.3	Other liabilities current

Description of other liabilities	12/31/2016	12/31/2015
	ThUS$	ThUS$
Tax withholdings	14,340	5,946
VAT payable	3,949	6,677
Guarantees received	2,638	748
Accrual for dividend	1,189	23,887
Monthly tax provisional payments	9,545	5,985
Deferred income	6,507	9,764
Withholdings from employees and salaries payable	5,552	3,459
Accrued vacations	15,841	13,171
Other current liabilities	2,359	329
Total	61,920	69,966

10) FINANCIAL REPORTS

Note 18	Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions

	12/31/2016
	Guarantee	Restructuring	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
Description of items that gave rise to variations	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	21,067	-	5,890	13,445	40,402
Changes in provisions:
Additional provisions	-	-	2.800	-	-	12.764	15.564
Provision used	-	-	-	-	-	(5.715)	(5.715)
Increase(decrease) in foreign currency exchange	-	-	-	-	-	128	128
others	-	-	-	-	-	467	467
Total provisions, final balance	-	-	23.867	-	5.890	21.089	50.846

	12/31/2015
	Guarantee	Restructuring (*)	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
Description of items that gave rise to variations	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	22,567	-	5,890	8,180	36,637
Changes in provisions:
Additional provisions	-	16,327	8,500	-	-	14,733	39,560
Provision used	-	(16,327)	(10,000)	-	-	(9,111)	(35,438)
Increase(decrease) in foreign currency exchange	-	-	-	-	-	(357)	(357)
Total provisions, final balance	-	-	21,067	-	5,890	13,445	40,402

(*) Provisions relating to restructuring in 2015 are related to the closure of the Pedro de Valdivia site. See Note 34.

10) FINANCIAL REPORTS

Note 18	Provisions and other non-financial liabilities (continued)

18.5	Detail of main types of provisions

Legal expenses: This provision depends on the pending resolution of a legal lawsuit, to pay the expenses associated to and incurred during such lawsuit (incurred mainly in Brazil, Chile and the United States).

Tax accrual in tax litigation: This accrual relates to lawsuits pending resolution related to taxes in Brazil for two of our subsidiaries, SQM Brazil and NNC.

CORFO (Economic Development Agency) Royalties agreement: Relates to the commercialization of mining properties that SQM Salar S.A. pays the Economic Development Agency for on a quarterly basis. The amount of the lease payable is calculated based on sales of products extracted from the Atacama Saltpeter deposit.

The settlement of the aforementioned amounts is performed on a quarterly basis.

To date, the Company and its subsidiaries have no significant uncertainties about the timing and amount of one class of provision.

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions

According to note 18.1 the Company has only registered a provision for the lawsuits in which the probability that judgments are unfavorable for the Company is more likely than not. The Company is party to lawsuits and other relevant legal actions that are detailed as follows:

19.1	Lawsuits and other relevant events

1.	Plaintiff	:	Nancy Erika Urra Muñoz.
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and their Insurers.
	Date	:	December 2008.
	Court	:	1st Civil Court of Santiago.
	Reason	:	Labor Accident.
	Status	:	Appeal filed by the plaintiff.
	Nominal value	:	ThUS$550.

2.	Plaintiff	:	City of Pomona, California USA.
	Defendant	:	SQM North America Corporation.
	Date	:	December 2010.
	Court	:	United States District Court Central District of California.
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	The Jury rejected the lawsuit. The plaintiff files an appeal, the resolution of which is pending.
	Nominal value	:	ThUS$32,000.

3.	Plaintiff	:	City of Lindsay, California USA.
	Defendant	:	SQM North America Corporation
The lawsuit also was filed against Sociedad Química y Minera de Chile S.A. this lawsuit has not yet been notified to the Company.
	Date	:	December 2010.
	Court	:	United States District Court Eastern District of California.
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Claim. Processing suspended.
	Nominal value	:	Not possible to determine.

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

4.	Plaintiff	:	H&V Van Mele N.V.
	Defendant	:	SQM Europe N.V. and its insurance companies.
	Date	:	July 2013.
	Court	:	Commercial Court.
	Reason	:	Alleged indirect responsibility for the absence of adequate specification for the SOP–WS by the Belgian distributor.
	Status	:	Evidence.
	Nominal value	:	ThUS$430.

5.	Plaintiff	:	Carlos Aravena Carrizo et al.
	Defendant	:	SQM Nitratos S.A. and its insurers.
	Date	:	May 2014.
	Court	:	18th Civil Court of Santiago.
	Reason	:

Compensation claim for alleged civil liability under tort as a result of an explosion that occurred on September 6, 2010 near Baquedano, causing the death of 6 workers. Transactions performed with the families of five of such workers.

	Status	:	Evidence.
	Nominal value	:	ThUS$500.

6.	Plaintiff	:	Corporación de Fomento de la Producción (CORFO).
	Defendant	:	SQM Salar S.A. and Sociedad Química y Minera de Chile S.A.
	Date	:	May 2014.
	Court	:	Arbitration court.
	Reason	:	Early termination of Lease Agreement entered into on November 12, 1993 for (i) alleged failure in full payment of quarterly rental payments linked to certain products during the period 2009–2013 and (ii) alleged absence of demarcation of certain mining properties owned by Corfo which such agency never demarcated with respect to which never requested a demarcation in such Agreement and also seeking compensation for damages among other matters.
	Status	:	Evidence.
	Nominal value	:	ThUS$9,000.

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

7.	Plaintiff	:	CORFO
	Defendants	:	SQM Salar S.A, SQM Potasio S.A. and SQM S.A.
	Date	:	August 2016.
	Court	:	Arbitration Court- Arbitrator Mr. Héctor Humeres.
	Reason	:	Project early termination entered on November 12, 1993 and other related contracts among other matters involving compensation for damages.
	Status	:	Deliberation stage finished. Through resolution of January 24, 2017, the Court ordered accumulating this case with the case reported in No. 6 above.
	Nominal value	:	Not determined.

8.	Plaintiff	:	SQM Salar S.A and SQM S.A.
	Defendant	:	CORFO
	Date	:	September 28, 2016.
	Court	:	Arbitration Court - Arbitrator Mr. Héctor Humeres.
	Reason	:

Declaratory action to seek determination whether rent payments made by SQM Salar S.A. under the Lease Agreement entered into on November 12, 1993, have been in accordance with the agreement entered into by the parties and the rent formula applied has been useful for CORFO.

	Status	:	Deliberation stage finished. Through resolution of January 24, 2017, the Court ordered accumulating this case with the case reported in No. 6 above.
	Nominal value	:	Not yet defined.

9.	Plaintiff	:	Evt Consulting SpA.
	Defendant	:	SQM Nitratos S.A.
	Date	:	October 2014.
	Court	:	23th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages related to the termination of the purchase and sale agreement for metallic structures.
	Status	:	Judgment of December 15, 2016 final judgment, absolving SQM Nitratos S.A. of the payment of compensation. An appeal and appeal in cassation was filed by the plaintiff and an appeal was filed by SQM Nitratos S.A.
	Nominal value	:	ThUS$835.

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

10.	Plaintiff	:	Hugo Gutiérrez Gálvez.
	Defendant	:	Sociedad Química y Minera de Chile S.A. et al and Senators Jaime Orpis B. and Fulvio Rossi C.
	Date	:	July 2015.
	Court	:	8th Supervisory Court in Preliminary Proceedings of Santiago, Chile
	Reason	:	Alleged extortion–bribery and money laundering under Law No. 20.393 on the Legal Responsibility of Juridical Persons and other standards.
	Status	:	Initial filing.
	Nominal value	:	None.

11.	Plaintiff	:	Patricio Contesse G.
	Defendant	:	SQM S.A.
	Date	:	September 2015.
	Court	:	First Labor Court of Santiago.
	Reason	:	Seeking the payment of severance indemnities and other employment termination benefits.
	Status	:	On November 8, 2016, judgment was provided rejecting the exception of prescription filed by SQM. As a result, the case will return to the first instance for the discussion of the amounts owed.
	Nominal value	:	ThUS$5,665.

12.	Plaintiff	:	SQMS y SQM S.A.
	Defendant	:	RSA Seguros Chile S.A.
	Date	:	In August 2016.
	Court	:	Arbitration Court – Arbitrator Mr. Gonzalo Fernández.
	Reason	:	Complaint for forced compliance and collection of indemnification for insurance claim of February 7 and 8, 2013.
	Status	:	Deliberation stage finished
	Nominal value	:	US$20,657,860.

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

13.	Plaintiff	:	Tyne and Wear Pension Fund as represented by the Council of the Borough of South Tyneside acting as Lead Plaintiff – Class Action – Class Period.
	Defendant	:	Sociedad Química y Minera de Chile S.A.
	Date	:	January 2016.
	Court	:	United States District Court – Southern District of New York.
	Reason	:	Class Actions – Class Period. SQM would have not reported properly to the US Securities and Exchange Commission on certain expenses made during certain years which could be associated with alleged contributions to politicians. Such expenses would not have the related supporting documentation for being substantiated as necessary to generate income and this would have generated the intervention by several Chilean Government authorities – the Chilean Superintendence of Securities and Insurance (SVS), the Chilean Internal Revenue Service and Public Ministry – and the decrease of the value of the shares –ADS’s of SQM owned by the plaintiffs.
	Status	:	Exceptions to demand.
	Nominal value	:	Not determined.

14.	Plaintiff	:	Thorco Shipping A/S
	Defendant	:	Sociedad Química y Minera de Chile S.A.
	Date	:	January 2015.
	Court	:	Arbitration court – London Maritime Arbitrators' Association.
	Reason	:	Lawsuit seeking compensation for damages alleging a freight agreement breach.
	Status	:	On January 31, 2017, the Company was ordered to pay US$247,845. The Company is currently analyzing filing an appeal against such judgment.
	Nominal value	:	ThUS$325

15.	Plaintiff	:	Ernesto Saldaña González et al.
	Defendant	:	SQM Salar S.A., SQM Industrial S.A. and their insurance companies
	Date	:	May 2016.
	Court	:	13th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from the accident occurred on July 21, 2014 to Mr. Marco Antonio Saldaña González while he was repairing a truck of a contractor in the María Elena location which resulted in his death when a portion of the truck’s structure fell down on him.
	Status	:	Evidentiary stage.
	Nominal value	:	ThUS$515.

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

16.	Plaintiff	:	María Yolanda Achiardi Tapia et al.
	Defendant	:	SQM Salar S.A. and its insurance companies and other 5 defendants
	Date	:	February 2015.
	Court	:	1st Civil Court of Antofagasta.
	Reason	:	Lawsuit seeking compensation for damages for the alleged civil liability in tort law arising from a traffic accident occurred in April 20, 2011 in the city of Antofagasta, caused by a bus subcontracted by a Contractor, resulting in the death of three people travelling in a light vehicle which was collided by the bus.
	Status	:	The lawsuit is pending notice to one of the defendants.
	Nominal value	:	ThUS$1,265.

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the Arbitration or Ordinary Courts of Justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately ThUS$1,200.

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed it on occasion of their activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have received no legal notice on lawsuits other than those indicated above, which exceed ThUS$200.

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions (continued)

19.2	Restrictions to management or financial limits

Credit contracts subscribed by the SQM Group with domestic and foreign banks and the issuance of bonuses in the local and international market require that the Company comply with the following level of consolidated financial indicators, calculated for a moving period which considers the last twelve months:

-	To maintain a minimum equity of ThUS$1,000,000.

-	To maintain a Net Financial Debt and EBITDA ratio not higher than 3 times.

-	To maintain a Total Indebtedness Ratio not higher than 1.2 times Total Indebtedness level defined as the Total Liabilities ratio divided by Total Equity.

-	To maintain a ratio between the operating subsidiaries SQM Industrial S.A. and SQM Salar S.A., or their respective legal successor financial debt and the total Issuer’s consolidated current assets not higher than 0.3 times.

As of December 31, 2016, the aforementioned financial indicators are as follows:

Indicator	12/31/2016	12/31/2015
Equity ThUS$	2,307,272	2,400,356
Net Financial Debt/ EBITDA	0.58	0.73
Indebtedness	0.83	0.93
SQM Industrial and SQM Salar debt / Current assets	0.02	0.01

Issuance contracts for bonuses issued abroad does not require that the Company merge or dispose at any title the asset as a whole or as a substantial part of it, unless the following copulative conditions are met: (i) the legal successor company is an entity subject to Chilean or American laws, and assumes under a complimentary contract the Company’s obligations, (ii) the Issuer does not fail to comply immediately after the merge or disposal, and (iii) the Issuer delivers a legal opinion stating the merge or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclose financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all aforementioned limitations, restrictions and obligations.

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions (continued)

19.3	Arbitration proceedings with CORFO

The subsidiary SQM Salar S.A. (SQMS) has signed a rental contract with the Economic Development Agency (CORFO), which establishes that the subsidiary will pay rent to CORFO for the concept of commercialization of certain mining properties owned by CORFO and for the products resulting from the commercialization. The annual rent stated in the aforementioned contract is calculated on the basis of sales of each type of product. The contract is in force until 2030, and rent began being paid in 1996 reflecting an expense amount of ThUS$41,962 as of December 31, 2016 (ThUS$23,155 as of December 31, 2015).

On 15 November 2013, Corporación de Fomento de la Producción (CORFO) sent a letter to SQMS stating its intention to a) collect the amount of Ch$2,530,298,919 (ThUS$4,823) that in CORFO’s opinion, SQMS would owe to it for the calculation and payment of rental payments according to the “Lease Agreement of OMA Mining Claims located in the Atacama Salt Flat” entered into between CORFO and SQMS on November 12, 1993 (the AGREEMENT) and b) require the constitution of an instance of arbitration stated in the AGREEMENT with the purpose that the arbitrator appointed by the “Arbitration Center of the Santiago Chamber of Commerce” determines if other alleged lease payment obligations may exist that SQMS could owe to CORFO under the AGREEMENT.

During May 2014, CORFO filed a lawsuit against SQMS requesting the early termination of the agreement and other requests explained in Note 19.1. Such lawsuit is currently being processed.

SQMS differs completely form CORFO’s claims. In fact, the AGREEMENT has been in force for more than 20 years and during all this time, SQMS has paid to CORFO more than 80 quarterly payments in their entirety and on a timely basis that CORFO has received satisfactorily.

In our legal advisors’ opinion, there are no legal grounds to early terminate the lease agreement as –i- noncompliance on which the lawsuit is based do not exist and, if any, -ii- these are not gross or essential or hinder the purpose of the agreement –iii- the company has never had the intention of deceiving and has always been fully transparent in providing the information delivered. On the contrary, the conflict solely corresponds to a discussion on the right formula to calculate the rent amount.

The total amount finally requested by CORFO was at least US$8,940,829 – plus interests and costs – and the arbitration proceeding is close to the end of the evidentiary stage. CORFO and SQMS waived all recourses against the judgment provided by the arbitrator. However, it is not possible to discard the filing of a complaint appeal or an appeal in cassation alleging incompetence or ultra petita and indicating the jurisprudence of the courts of justice, considering that both recourses cannot be waived.

On August 17, 2016, CORFO noticed a new arbitration claim filed against SQM Potasio S.A., SQM S.A. and SQMS, by virtue of which it required the early termination of the Project Contract entered on November 12, 1993 and other related contracts among other matters.

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions (continued)

19.3	Arbitration proceedings with CORFO, continued

In addition, on September 28, 2016, SQM and SQMS have filed a request for a third arbitration with CORFO. Through this last arbitration, SQM and SQMS expect to obtain a declaratory action determining that in the payment of the rent payments made under the lease agreement for the agreement’s term, there has been no damage for CORFO. Such arbitration is at the deliberation stage.

During the period ended December 31, 2016, income related to products from the Atacama saltpeter deposit represented a 47.42% of total comprehensive income of the Company for the same period. This corresponds to income considered in the Potassium and Lithium product business lines.

Additionally, during the same period, SQMS sold potassium salts (sylvinite) and wet potassium chloride for a total of ThUS$96,037 to SQM Industrial S.A., a subsidiary of SQM to be used as supplies in the production of potassium nitrate.

19.4	Environmental contingencies

On June 6, 2016, The Chilean Superintendence of the Environment filed charges against SQM with respect to the Pampa Hermosa project for possible noncompliance with RCA 890/2010.

This relates to charges associated with certain variables in the Follow-up Plan and the implementation of a mitigation action contemplated in the related Environmental Impact Study. SQM has submitted a compliance program detailing the actions and commitments that the Company will perform to overcome the objections filed by the environmental authority. The Chilean Superintendence of the Environment is currently reviewing such compliance program.

Through Exempt Resolution No. 1/Journal F-041-2016 of November 28, 2016 as amended through Exempt Resolution No. 4/Journal F-041-2016 of December 23, 2016, the Chilean Superintendence of the Environment presented charges against SQMS for the extraction of brine over the authorized amount, gradual impact on the vitality status of carob trees, delivery of incomplete information, amendment of variables, among others. SQMS has submitted a compliance program detailing the actions and commitments that the Company will perform to try to overcome the objections presented by the environmental authority. The Chilean Superintendence of the Environment is currently reviewing such compliance program.

Should the Chilean Superintendence of the Environment reject any of the aforementioned compliance programs, the Company is exposed to fines and other sanctions established in the Chilean environmental legislation.

19.5	Tax contingency

During 2015, SQM and its subsidiaries SQM Salar and SQM Industrial have submitted to the Chilean IRS four tax amendments (two by SQM, one by SQM Salar and one by SQM Industrial).

The first two (one filed by SQM and another filed by SQM Salar), subsequent to being approved by the Chilean IRS generated payments of taxes, interests and other charges for ThUS$8,100, which was recorded in a provision in the results for the first quarter of 2015.

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions (continued)

19.5	Tax contingency, continued

Additionally, during August 2015, the Company provided to the Chilean IRS for review and approval, the documentation required to amend the annual income tax returns of SQM and SQM Industrial. SQM believes that as a result of these amendments the Company will have to pay approximately US$1.4 million for the concept of taxes, interests and other charges. Such amount was recorded in a provision in the results for the second quarter of 2015.

Finally, during 2016, the last 12 invoices were amended with approximate payment of US$50 thousand.

Accordingly, SQM and its subsidiaries understand the internal analysis they have been performing has ended, the purpose of which was the identification of the expenses incurred by them during the commercial years 2008 to 2014 and which could be a matter of tax amendment.

Because of the aforementioned amendments, SQM, SQM Salar and SQM Industrial might be affected by additional penalty established in article 97 No. 4, of the Tax Code. The Company has currently not estimated making any provisions related to this possible additional penalty.

On August 28, 2015, the Chilean IRS sent to SQM a request for payment of taxes of US$8.7 million plus interests and fines related to the tax difference resulting from the application of articles 64 Bis and 64 Ter of the Chilean Income Tax Law. On September 9, 2015, SQM filed a Request for Voluntary Administrative Reconsideration with the Chilean IRS, which was not accepted. As a result, the Company paid the amounts as requested totaling US$14.6 million, and reserved its right to file a tax claim against the request for payment by the Chilean IRS with the Courts of Justice.

In the Company’s tax lawyers’ opinion, grounds exist to believe this case will be resolved in favor of the Company and, as such, no provisions have been made with respect to this case.

On August 26, 2016, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region of Chile a tax claim against tax assessments Nos. 169, 170, 171 and 172, seeking to extend the application of the Specific Tax on Mining Activities to the exploitation of lithium. The amount involved is approximately ThUS$17,809. The tax claim is at the deliberation stage.

On December 7, 2016, the Chilean Internal Revenue Service (Servicio de Impuestos Internos (SII)) through notice No.1587-16 communicated to SQMS the outcome of its inspections of Income Taxes for the tax years 2015 and 2016, through Resolution No.156 / 2016 and tax assessment No. 207, respectively. Tax differences claimed by the SII will amount to ThUS$13,168 plus interests and fines associated with an interpretation of whether the specific tax on mining activities is applicable or not to lithium. SQMS is analyzing filing a complaint against such resolution and tax assessment issued by the SII.

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions (continued)

19.6	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with that established by the Chilean Superintendence of Healthcare which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. on a daily basis. As of December 31, 2016, the guarantee amounts to ThUS$685.

SQM S.A. maintains funds with Morgan Stanley for the concept of Marging Call, which provide collateral for the Bank’s exposition towards the Company.

Such collateral hedges the fair value of the Cross Currency Swap that SQM S.A. has to hedge a portion of the Series H Bond.

Through the present date, SQM S.A. has delivered ThUS$3,810 to Morgan Stanley, which will be released when any of the following conditions occur:

1.	The market value of the Cross Currency Swap is lower than the sum of that delivered ThUS$3,810 and the collateral threshold ThUS$5,000.
2.	The Cross Currency Swap associated with the H Series Bond expires on January 5, 2018.

SQM S.A. maintains funds with BCI for the concept of margin call, which provide collateral for the Bank’s exposition towards the Company.

Such collateral hedges the fair value of the Cross Currency Swap that SQM S.A. has to hedge the Series H Bond.

Through the present date, SQM S.A. has delivered ThUS$0 to BCI, which will be released when any of the following conditions occur:

1.	The market value of the Cross Currency Swap of the last business day of the month is lower than the sum of that delivered ThUS$0 and the collateral threshold ThUS$10,000.
2.	The Cross Currency Swap associated with the H Series Bond expires on January 5, 2018.

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions (continued)

19.7	Securities obtained from third parties

The main security received (exceeding ThUS$100) from third parties to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$6,984 and ThUS$6,445 on December 31, 2016 and December 31, 2015 respectively; which is detailed as follows:

		12/31/2016	12/31/2015
Grantor	Relationship	ThUS$	ThUS$

Tattersall Agroinsumos S.A.	Unrelated third party	2,000	2,000
Contador Frutos S.A.	Unrelated third party	1,574	1,443
Agrícola Lobert Ltda.	Unrelated third party	1,141	760
Covepa SPA	Unrelated third party	747	780
Johannes Epple Davanzo	Unrelated third party	333	451
Juan Luis Gaete Chesta	Unrelated third party	241	227
Arena Fertilizantes y Semillas	Unrelated third party	224	211
Vicente Oyarce Castro	Unrelated third party	220	202
Soc. Agrocom. Julio Polanco	Unrelated third party	149	141
Bernardo Guzmán Schmidt	Unrelated third party	125	115
Gilberto Rivas Y Cia. Ltda.	Unrelated third party	125	115
Comercial Agrosal Ltda.	Unrelated third party	105	-
Total		6,984	6,445

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions (continued)

19.8	Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force and approved by the Company’s Board of Directors and have not been used by the respective subsidiary.

The bonds which disclose a balance as of December 31, 2016 and December 31, 2015 are detailed below:

Balances as of the closing
date of the financial
	Debtor			statements
			Type of	12/31/2016	12/31/2015
Creditor of the guarantee	Name	Relationship	guarantee	ThUS$	ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	40,137
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	20,010
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	20,052
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

10) FINANCIAL REPORTS

Note 19	Contingencies and restrictions (continued)

19.8	Indirect guarantees, continued

Pending balances as of the
closing date of the
	Debtor			financial statements
			Type of	12/31/2016	12/31/2015
Creditor of the guarantee	Name	Relationship	guarantee	ThUS$	ThUS$
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

10) FINANCIAL REPORTS

Note 20	Revenue

As of December 31, 2016 and 2015, revenue is detailed as follows:

	January to December
	2016	2015
Types of revenue	ThUS$	ThUS$

Sales of goods	1,933,828	1,721,064
Provision of services	5,494	7,268
Total	1,939,322	1,728,332

Detail by line of business in Note 26.2 and 26.3

Note 21	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

	12/31/2016	12/31/2015
Basic earnings per share	ThUS$	ThUS$

Earnings (losses) attributable to owners of the parent	278,290	213,168

	12/31/2016	12/31/2015
	Units	Units
Number of common shares in circulation	263,196,524	263,196,524

	12/31/2016	12/31/2015

Basic earnings per share (US$ per share)	1.0573	0.8099

The Company has not made any operations with a potential dilutive effect that assumes diluted earnings per share are different from the basic earnings per share.

10) FINANCIAL REPORTS

Note 22	Borrowing costs

The cost of interest is recognized as expenses in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of December 31, 2016, total interest expenses incurred amount to ThUS$57,459 (ThUS$69,853 as of December 31, 2015).

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

22.1	Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	12/31/2016	12/31/2015

Capitalization rate of costs for capitalized interest, property, plant and equipment	4%	5%

Amount of costs for interest capitalized in ThUS$	5,406	4,666

10) FINANCIAL REPORTS

Note 23	Effect of fluctuations on foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss:

	12/31/2016	12/31/2015
	ThUS$	ThUS$

Conversion foreign exchange gains (losses) recognized in the result of the year.	460	(12,364)

Conversion foreign exchange reserves attributable to the owners of the controlling entity	(5,428)	(6,334)

Conversion foreign exchange reserves attributable to the non-controlling entity	35	(165)

b)	Reserves for foreign currency exchange differences:

As of December 31, 2016, and December 31, 2015, foreign currency exchange differences are detailed as follows:

	12/31/2016	12/31/2015
Detail	ThUS$	ThUS$

Changes in equity generated by conversion of equity value:
Comercial Hydro S.A.	1.004	1,004
SQMC Internacional Ltda.	(13)	(20)
Proinsa Ltda.	(10)	(15)
Comercial Agrorama Ltda.	(69)	(100)
Isapre Norte Grande Ltda.	(124)	(155)
Almacenes y Depósitos Ltda.	47	(31)
Sales de Magnesio Ltda.	(29)	(161)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(6)	(9)
Agrorama S.A.	(49)	(35)
Doktor Tarsa	(12.264)	(8,305)
SQM Vitas Fzco	(1.801)	(2,245)
Ajay Europe	(1.935)	(1,731)
SQM Eastmed Turkey	(95)	(81)
Charlee SQM (Thailand) Co. Ltd.	(460)	(476)
Coromandel SQM India	(282)	(301)
SQM Italia SRL	(287)	(250)
SQM Oceania Pty Ltd.	(634)	(634)
SQM Indonesia S.A.	(124)	(123)
Abu Dhabi Fertilizers Industries WWL.	(434)	21
SQM Vitas Holland	(280)	(320)
SQM Thailand Limited	(68)	(68)
SQM Europe N.V.	(1.550)	-
Total	(19.463)	(14,035)

10) FINANCIAL REPORTS

Note 23	Effect of fluctuations on foreign currency exchange rates (continued)

c)	Functional and presentation currency

The functional currency in these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U.S. dollar.

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.

-	The commercialization cost structure of these companies is affected by the local currency.

-	The equities of these companies are expressed in local currency (Chilean peso).

Note 24	Environment

24.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. A portion of the ore extracted is crushed, a process in which particle emissions occur. Currently this operation is conducted only at the Pedro de Valdivia worksite and no ore crushing process is conducted in the María Elena sector.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007, the city of Tocopilla was declared a zone saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010, the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been successfully implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Within this context, the Company entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from the Pontificia Universidad Católica in Santiago and the School of Agricultural Science of the Universidad de Chile.

10) FINANCIAL REPORTS

Note 24	Environment (continued)

24.1	Disclosures of disbursements related to the environment, continued

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plants. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development.

In order to do so, it acts both individually and in conjunction with private and public entities.

24.2	Detail of information on disbursements related to the environment

The accumulated disbursements in which the Company incurred as of December 31, 2016 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior year disbursements related to these projects amounted to ThUS$4,986 and are detailed as follows:

10) FINANCIAL REPORTS

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2016

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
Miscellaneous	Environmental-operational area	Not classified	Expense	Not classified	2,331	12/31/2016
SQM S.A.	01-I003200 - Standardization of hazardous materials	Sustainability: Environment and Risk Prevention	Asset	Not classified	79	12/31/2016
SQM S.A.	01-I005500 - Standardization of SO2 plants	Sustainability	Asset	Not classified	188	12/31/2016
SQM S.A.	01-I007300 – Compliance with Exposure to Iodine Gas Standard	Sustainability: Environment and Risk Prevention	Asset	Not classified	721	12/31/2016
SQM S.A.	01-I006700 - Enablement of CPC wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	-	12/31/2016
SQM S.A.	01-I007100 - 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Sustainability	Expense	Not classified	290	31/03/2017
SQM S.A.	01-I007200 – 2015-2016 Environmental Follow-up Plan Salar de Llamara	Sustainability: Environment and Risk Prevention	Asset	Not classified	54	12/31/2016
SQM S.A.	01-P003500 - Tur Development Master Plan	Sustainability: Environment and Risk Prevention	Expense	Not classified	20	12/31/2016
SQM S.A.	01-P003000 - Plant 1 Scrubber and Plant 3 Scrubber	Sustainability: Environment and Risk Prevention	Asset	Not classified	355	12/31/2016
SQM Industrial S.A.	04-I007600 - NV evaporation ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	78	12/31/2016
SQM Industrial S.A.	04-J004100 – Coya Sur Field Disposal DIA	Environmental processing	Asset	Not classified	31	12/31/2016
SQM Industrial S.A.	04-J004300 – Energetic Efficiency Study	Sustainability: Environment and Risk Prevention	Expense	Not classified	31	12/31/2016
SQM Industrial S.A.	04-J007000 – Environmental Impact Statement	Sustainability: Environment and Risk Prevention	Expense	Not classified	40	30/04/2017
SQM Industrial S.A.	04-J003300 – Improvement to water distribution	Sustainability: Environment and Risk Prevention	Expense	Not classified	376	12/31/2016
SQM Industrial S.A.	04-P003600 - NK PV project	Sustainability: Environment and Risk Prevention	Expense	Not classified	214	31/12/2017
SIT S.A.	03-T003000 - Archeological salvage for northern access, Port of Tocopilla	Sustainability	Expense	Not classified	51	12/31/2016
SQM Salar S.A.	19-L008100 – 2015 EIS Saltpeter Deposit	Sustainability: Environment and Risk Prevention	Expense	Not classified	35	12/31/2016
SQM Salar S.A.	19-C001500 – 2016 Disposal ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	92	31/12/2017
Total					4,986

10) FINANCIAL REPORTS

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2016

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
SQM S.A.	01-I003200 - Standardization of hazardous materials	Sustainability: Environment and Risk Prevention	Asset	Not classified	25	12/31/2017
SQM S.A.	01-I005500 – Standardization of SO2 plants	Sustainability	Asset	Not classified	15	12/31/2017
SQM S.A.	01-I006700 – Enablement of CPC wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	133	12/31/2017
SQM S.A.	01-I007100 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Sustainability	Expense	Not classified	2	03/31/2017
SQM S.A.	01-I007200 - Environmental Follow-up Plan Salar de Llamara 2015-2016	Sustainability: Environment and Risk Prevention	Asset	Not classified	1	12/31/2017
SQM S.A.	01-P003000 – Plant 1 Scrubber and Plant 3 Scrubber	Sustainability: Environment and Risk Prevention	Asset	Not classified	3	12/31/2017
SQM S.A.	01-P003500 – Tur Development Master Plan	Sustainability: Environment and Risk Prevention	Expense	Not classified	18	12/31/2017
SQM S.A.	01-I007300 – Compliance with Exposure to Iodine Gas Standard	Sustainability: Environment and Risk Prevention	Asset	Not classified	90	12/31/2017
SQM Industrial S.A.	04-I007600 - NV evaporation ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	0	12/31/2017
SQM Industrial S.A.	04-J003300 – Improvement to water distribution	Sustainability: Environment and Risk Prevention	Expense	Not classified	55	12/31/2017
SQM Industrial S.A.	04-J004300 – Energetic Efficiency Study	Sustainability: Environment and Risk Prevention	Expense	Not classified	54	12/31/2017
SQM Industrial S.A.	04-J007000 – Environmental Impact Statement	Sustainability: Environment and Risk Prevention	Expense	Not classified	229	04/30/2017
SQM Industrial S.A.	04-I012400 – Acquisition of backup power generator for injection system at Puquios in Salar de Llamara	Sustainability: Environment and Risk Prevention	Asset	Not classified	33	12/31/2017
SQM Industrial S.A.	04-P003600 - NK PV project	Sustainability: Environment and Risk Prevention	Expense	Not classified	86	01/02/2018
SQM Salar S.A.	19-L012100 – Regularization of meteorological station	Sustainability: Environment and Risk Prevention	Expense	Not classified	65	12/31/2017
SQM Salar S.A.	19-C001500 – 2016 Disposal ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	27	01/01/2018
SIT S.A.	03-T003000 - Archeological salvage for northern access, Port of Tocopilla	Sustainability	Expense	Not classified	6	12/31/2017
Total					842

10) FINANCIAL REPORTS

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2015

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
Miscellaneous	Environmental-operational area	Not classified	Expense	Not classified	1,683	12/31/2015
SQM Industrial S.A.	04-IQWZ00 - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	138	04/30/2016
SQM Industrial S.A.	04-MP5W00 - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,619	12/31/2015
SQM Industrial S.A.	04-PPZU00 - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	3,174	12/31/2016
SQM Industrial S.A.	04-PQXM00 – Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	1	12/31/2015
SQM Industrial S.A.	04-I000200 - Nueva Iris TAS	Sustainability	Asset	Not classified	48	12/31/2015
SQM Industrial S.A.	04-I002300 - Acquisition of leak detection equipment	Sustainability: Environment and Risk Prevention	Asset	Not classified	39	12/31/2015
SQM Industrial S.A.	04-J003300 – Improvements to water distribution	Sustainability: Environment and Risk Prevention	Expense	Not classified	392	12/31/2015
SQM Industrial S.A.	04-I007600– NV evaporation ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	62	09/29/2016
SQM S.A.	01-IPFT00 - Cultural Heritage Region I	Sustainability	Expense	Not classified	174	12/31/2015
SQM S.A.	01-IQ1M00 - PSA Re-injection of water to Puquios Llamara	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,579	12/31/2015
SQM S.A.	01-IQOW00- Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk Prevention	Expense	Not classified	2	12/31/2015
SQM S.A.	01-IQWS00 - Mine Area equity measures Stage II	Sustainability: Environment and Risk Prevention	Expense	Not classified	102	12/31/2015
SQM S.A.	01-IQX600 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	154	12/31/2015
SQM S.A.	01-IQXB00– Environmental management plan of Tamarugos Salar de Llamara 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	19	12/31/2015
SQM S.A.	01-I003200 – Standardization of hazardous materials	Sustainability: Environment and Risk Prevention	Asset	Not classified	20	12/31/2016
SQM S.A.	01-I004200 – Mine are equity measures Stage III	Sustainability: Environment and Risk Prevention	Expense	Not classified	41	12/31/2015
SQM S.A.	01-I004600 – Cultural Heritage Pampa Hermosa 2014 - 2015	Sustainability	Expense	Not classified	15	03/31/2016

10) FINANCIAL REPORTS

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2015, continued

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
SQM S.A.	01-IQWP00 - 01-J001100 - DIA expansion of NV mine site	Environmental processing	Expense	Not classified	19	04/02/2016
SQM S.A.	01-I005500 – Standardization of SO2 plants	Sustainability	Asset	Not classified	5	12/31/2016
SQM S.A.	01-I006700 – Enablement of CPC wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	133	01/01/2016
SQM S.A.	01-I007100 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Sustainability	Expense	Not classified	363	03/31/2017
SQM S.A.	01-I007200 - Environmental Follow-up Plan Salar de Llamara 2015-2016	Sustainability: Environment and Risk Prevention	Asset	Not classified	54	03/31/2017
SQM S.A.	01-I007300 – Compliance with Iodine and Gas Capture Standard	Sustainability: Environment and Risk Prevention	Asset	Not classified	6	07/31/2017
SQM S.A.	01-P003000 – Plant 1 Scrubber and Plant 3 Scrubber	Sustainability: Environment and Risk Prevention	Asset	Not classified	210	12/31/2015
SQM S.A.	01-P003500 – Tur Development Master Plan	Sustainability: Environment and Risk Prevention	Expense	Not classified	12	01/31/2016
SQM Salar S.A.	19-LQDM00 – certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	256	12/31/2015
SIT S.A.	03-TQQ500 – Environmental curtains, Field No.8	Sustainability: Environment and Risk Prevention	Expense	Not classified	221	12/31/2015
SIT S.A.	03-T000800 – Mobile belt protections 2, 5 and 7	Sustainability: Environment and Risk Prevention	Expense	Not classified	11	12/31/2016
SIT S.A.	03-T003000 – Archeological salvage for northern access, Port of Tocopilla	Sustainability	Expense	Not classified	8	12/31/2015
Total					12,560

10) FINANCIAL REPORTS

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2015

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
SQM Industrial S.A.	04-IQWZ00 - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	373	04/30/2016
SQM Industrial S.A.	04-MP5W00 - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	30	12/31/2016
SQM Industrial S.A.	04-PPZU00 - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	290	12/31/2016
SQM Industrial S.A.	04-M000600 – Significant maintenance of ME town streets and ME garbage dumps	Sustainability	Asset	Not classified	150	12/31/2016
SQM Industrial S.A.	04-J004100 – Coya Sur Field Disposal DIA	Environmental processing	Asset	Not classified	83	12/31/2016
SQM Salar S.A.	19-LQXW00 – White water	Environmental processing	Asset	Not classified	269	12/31/2016
SQM S.A.	01-I003200- Hazardous Materials Standardization	Sustainability	Asset	Not classified	80	12/31/2016
SQM S.A.	01-I004600 - Cultural heritage Pampa Hermosa 2014 – 2015	Sustainability	Expense	Not classified	130	03/31/2016
SQM S.A.	01-I005500 – Standardization of SO2 plants	Sustainability	Asset	Not classified	10	12/31/2016
SQM S.A.	01-I006700 – Enablement of CPC wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	56	01/01/2016
SQM S.A.	01-I007100 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Sustainability	Expense	Not classified	658	03/31/2017
SQM S.A.	01-I007200 – 2015-2016 Environmental Follow-up Plan Salar de Llamara 2015-2016	Sustainability: Environment and Risk Prevention	Asset	Not classified	248	03/31/2017
SQM S.A.	01-I007300 – Compliance with Iodine and Gas Capture Standard	Sustainability: Environment and Risk Prevention	Asset	Not classified	124	07/31/2017
Total					2,501

10) FINANCIAL REPORTS

Note 24	Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished

SQM Industrial S.A.

J0033: This project contemplates improving the reliability and sustainability of industrial water and drinking water, mitigating uncontrolled water loss, making investments for the change in the distribution line to processing plants, investment in technological equipment and engineering studies; improving water adduction from the Loa and San Salvador rivers, complying with the ongoing controls by the Governmental Authorities (DGA (the General Directorate of Water and Seremi Salud (the Ministerial Regional Secretariat for Health). This project is in process.

I0076: Development of the Project for the exploitation of iodine in the northern area of Iquique. This project is in progress. Fundación San José is a not-for-profit Foundation engaged in providing aid to children and pregnant women complying with a social responsibility for helping both children and mothers at risk.

J0041: Preparation and processing of the Environmental Impact Statement: 1. New areas:137.1 hectares 2. Area to be regularized:7.7 hectares 3. Extension of authorized area: 11.2 hectares. The project is in process.

J0043: Conducting a strategic alliance with a related party for new technologies and energetic efficiency – search for new technology and alternatives – Performance of alternative engineering. The project is in progress.

J0070: Relates to the preparation and processing of an Environmental Impact Statement (EIS), with the purpose of obtaining the environmental authorization (RCA) of the fields, including in the background information the air quality baseline for which a MP 2.5 and gas monitoring station was installed supplementing the stations existing at ME. The project is in progress.

P0036: This project’s objective is that, based on basic engineering which has already been developed and completed in December 2015, the Company is able to develop detailed engineering to allow the acquisition of critical equipment (at long-term or key for the project).This project is in process.

I0124: This project consists of acquiring a power generator which allows providing continuity to water injection through the operation of an extraction well directly feeding the injection pipeline when energy outages occur. This project is in process.

SQM S.A.

I0032: Presenting departures from the standard currently in force with respect to storage of hazardous substances and provisions of SD 78/2010. This project is in process.

10) FINANCIAL REPORTS

Note 24	Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

I0055: This project consists of changing gas extractors to increase air flows, changing SO2 absorption towers for prilling, extending the diameter of ducts; thereby guaranteeing an increase and sustaining the gas/liquid ratio. In order to decrease SO2 emissions require the installation of a scrubber unit (tower, pump, gas extractor and piping), the same concept developed at the ME Iodine SO2 plant. This project is in progress.

I0067: This stage of the project will allow identifying equity findings and other environmental commitments in addition to the performance of the basic engineering for the impulsion, electric line and crossing of Ruta 5 Norte highway. This project is in progress.

I0071: This project consists of implementing mitigation and compensation actions as committed in the Environmental Assessment of the Pampa Hermosa Environmental Impact Assessment (EIA). Actions to be implemented are those contemplated in the Environmental Management Plan of Tamarugos in Pampa del Tamarugal (Environmental Education Program, planting tamarugos, ex situ conservation of tamarugos, tamarugo production, and support for the phytosanitary control of tamarugos). This project is in progress.

I0072: This project consists of implementing mitigation and compensation actions as committed in the Environmental Assessment of the Pampa Hermosa Environmental Impact Assessment (EIA). Actions to be implemented are those contemplated in the Environmental Management Plan of Tamarugos in Salar de Llamara (Environmental Education Program, planting tamarugos, ex situ conservation of tamarugos, tamarugo production, and support for the phytosanitary control of tamarugos). This project is in progress.

I0073: System for capturing iodine gases operating very inefficiently. Iodine steam level exceed the range between 150% and 4,900% of the levels allowed for work positions at the Iodine Plant and Warehouse in accordance with Article 61 Supreme Decree 594/1999 approving Basic Sanitary and Environmental Conditions in Workplaces. This project is in process.

10) FINANCIAL REPORTS

Note 24	Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

SQM S.A.

P0030: To reply to the indication by the Health Service, the Company must install a Scrubber tower in each plant, which will collect the residual SO2 from the plant chimneys. To perform this, the Company will install existing towers through which brine solutions will go through absorbing the SO2 found in the gaseous phase. This project is in progress.

P0035: The cultural, historical and local promotion, the dissemination of the saltpeter touristic amenities and the enhancement of tangible and intangible saltpeter equity. This project is in progress.

SIT S.A.

T0030: An archeological salvage must be performed through excavations with stratigraphic control, with the purpose of recovering the remains of, at least, four funeral contexts noted in the profiles of trenches Nos. 9 and 11. In addition, it is necessary to collect the disturbed osseous remains, which, due to reasons unknown to us, are located in the current surface of the land where the trenches are located. This project is in process.

SQM Salar.

L0081: The authority requires conducting different environmental impact studies either for exploration or the construction of new wells and being able to support current production. This project is in process.

C0015: It will be harvested and floor will be built for a pool. A propulsion system will be built. This process is in progress.

L0121: Acquisition and change of equipment in meteorological station. This process is in process.

10) FINANCIAL REPORTS

Note 25	Other current and non-current non-financial assets

As of December 31, 2016, and December 31, 2015, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	12/31/2016	12/31/2015
	ThUS$	ThUS$
Domestic Value Added Tax	13,999	16,112
Foreign Value Added Tax	2,537	7,795
Prepaid mining licenses	1,136	1,209
Prepaid insurance	6,323	6,536
Other prepayments	408	602
Refund of Value Added Tax to exporters	855	13,183
Other assets	5,015	2,004
Total	30,273	47,441

Other non-financial assets, non-current	12/31/2016	12/31/2015
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	23,008	31,911
Guarantee deposits	685	496
Pension plan	-	27
Other assets	997	1,092
Total	24,690	33,526

1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2016, and December 31, 2015:

Reconciliation	12/31/2016	12/31/2015
	ThUS$	ThUS$

Opening balance	31,911	29,569
Changes
Additions, other than business combinations	-	3,871
Depreciation and amortization	(9,498)	(2,287)
Increase (decrease) due to transfers and other charges	595	758
Total changes	(8,903)	2,342
Total	23,008	31,911

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

10) FINANCIAL REPORTS

Note 26	Reportable segments

26.1	Reportable segments

General information:

The amount of each item presented in each operating segment is equal to that reported to the maximum authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

Factors used to identify segments on which a report should be presented:

Segments reported are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

Description of the types of products and services on which each reportable segment obtain its income from ordinary activities

The operating segments, through which incomes of ordinary activities are obtained, that generate expenses and whose operating results are reviewed on a regular basis by the maximum authority who makes decisions regarding operations, relate to the following groups of products:

1.	Specialty plant nutrients

2.	Iodine and its derivatives

3.	Lithium and its derivatives

4.	Industrial chemicals

5.	Potassium

6.	Other products and services

Description of income sources for all the other segments

Information relative to assets, liabilities, profit and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under "Unassigned amounts” category of the disclosed information.

Basis of accounting for transactions between reportable segments

Sales between segments are made in the same conditions as those made to third parties, and are consistently measures as presented in the income statement.

10) FINANCIAL REPORTS

Note 26	Reportable segments (continued)

26.1	Reportable segments, continued

Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations.

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore is not required to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available. Some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment, All assets are disclosed in the "unallocated amounts" category.

Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available. Some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decisions making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

10) FINANCIAL REPORTS

Note 26	Reportable segments (continued)

26.2	Reportable segment disclosures:

12/31/2016
	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter-segments amounts	Unallocated amounts	Total 12/31/2016
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	623,853	231,144	514,627	104,137	403,323	62,238	1,939,322	1,939,322	-	-	1,939,322
Revenues from transactions with other operating segments of the same entity	91,087	301,917	372,838	356,334	333,823	198,836	1,654,835	1,654,835	(1,654,835)	-	-

Revenues from external customers and transactions with other operating segments of the same entity	714,940	533,061	887,465	460,471	737,146	261,074	3,594,157	3,594,157	(1,654,835)	-	1,939,322

Costs of sales	(478,074)	(191,298)	(175,616)	(67,378)	(359,477)	(56,442)	(1,328,285)	(1,328,285)	-	-	(1,328,285)
Administrative expenses	-	-	-	-	-	-	-	-	6,211	(94,647)	(88,436)
Interest expense	-	-	-	-	-	-	-	-	91,553	(149,051)	(57,498)
Depreciation and amortization expense	(89,864)	(35,958)	(33,010)	(12,666)	(67,571)	(10,612)	(249,681)	(249,681)	-	(111)	(249,792)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	13,047	13,047
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(132,965)	(132,965)
Other items other than significant cash	-	-	-	-	-	-	-	-	-	-	-
Income (loss) before taxes	145,779	39,846	339,011	36,759	43,846	5,796	611,037	611,037	(514,042)	317,894	414,889

Net income (loss) from continuing operations	145,779	39,846	339,011	36,759	43,846	5,796	611,037	611,037	(514,042)	184,929	281,924
Net income (loss) from discontinued operations
Net income (loss)	145,779	39,846	339,011	36,759	43,846	5,796	611,037	611,037	(514,042)	184,929	281,924

Assets	-	-	-	-	-	-	-	-	(6,386,412)	10,605,056	4,218,644
Equity-accounted investees	-	-	-	-	-	-	-	-	(2,669,861)	2,803,001	133,140
Increase of non-current assets	-	-	-	-	-	-	-	-		(107,268)	(107,268)
Liabilities	-	-	-	-	-	-	-	-	(3,409,789)	5,321,161	1,911,372
Impairment loss recognized in profit or loss	-	-	(251)	-	-	(698)	(949)	(949)	-	(39,595)	(40,544)
Reversal of impairment losses recognized in profit or loss for the period	133	325		233	2,216	-	2,907	2907	-	-	2,907
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	640,119	640,119
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	155,929	155,929
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	(816,410)	(816,410)

10) FINANCIAL REPORTS

Note 26	Reportable segments (continued)

26.2	Reportable segment disclosures, continued

12/31/2015
	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter-segments amounts	Unallocated amounts	Total 12/31/2015
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	652,278	262,570	223,021	97,551	430,642	62,270	1,728,332	1,728,332	-	-	1,728,332
Revenues from transactions with other operating segments of the same entity	137,944	389,172	139,575	347,168	407,903	289,157	1,710,919	1,710,919	(1,710,919)	-	-

Revenues from external customers and transactions with other operating segments of the same entity	790,222	651,742	362,596	444,719	838,545	351,427	3,439,251	3,439,251	(1,710,919)	-	1,728,332

Costs of sales	(461,028)	(184,551)	(109,389)	(71,252)	(303,645)	(55,718)	(1,185,583)	(1,185,583)	-	-	(1,185,583)
Administrative expenses	-	-	-	-	-	-	-	-	8,346	(95,176)	(86,830)
Interest expense	-	-	-	-	-	-	-	-	127,962	(197,815)	(69,853)
Depreciation and amortization expense	(105,545)	(42,249)	(25,044)	(16,312)	(69,513)	(12,758)	(271,421)	(271,421)	-	(316)	(271,737)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	10,326	10,326
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(83,766)	(83,766)
Other items other tan significant cash	-	-	-	-	-	-	-	-	-	-	-
Income (loss) before taxes	191,250	78,019	113,632	26,300	126,997	6,552	542,750	542,750	(372,943)	131,291	301,098

Net income (loss) from continuing operations	191,250	78,019	113,632	26,300	126,997	6,552	542,750	542,750	(372,943)	47,525	217,332
Net income (loss) from discontinued operations
Net income (loss)	191,250	78,019	113,632	26,300	126,997	6,552	542,750	542,750	(372,943)	47,525	217,332

Assets	-	-	-	-	-	-	-	-	(5,864,550)	10,508,312	4,643,762
Equity-accounted investees	-	-	-	-	-	-	-	-	(2,962,709)	3,042,011	79,302
Increase of non-current assets	-	-	-	-	-	-	-	-		(203,806)	(203,806)
Liabilities	-	-	-	-	-	-	-	-	(2,586,562)	4,829,968	2,243,406
Impairment loss recognized in profit or loss	-	(200)	(317)	(3)	(3,049)	(373)	(3,939)	(3,939)	-	(39,804)	(43,743)
Reversal of impairment losses recognized in profit or loss for the period	2,751	-	-	1,285	-	-	4,036	4,036	-	-	4,036
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	427,317	427,317
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(69,805)	(69,805)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	(180,343)	(180,343)

10) FINANCIAL REPORTS

Note 26	Reportable segments (continued)

26.3	Statement of comprehensive income classified by reportable segments based on groups of products

	12/31/2016
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	623,853	231,144	514,627	104,137	403,323	62,238	-	1,939,322
Cost of sales	(478,074)	(191,298)	(175,616)	(67,378)	(359,477)	(56,442)		(1,328,285)

Gross profit	145,779	39,846	339,011	36,759	43,846	5,796	-	611,037

Other incomes by function	-	-	-	-	-	-	14,781	14,781
Administrative expenses	-	-	-	-	-	-	(88,436)	(88,436)
Other expenses by function	-	-	-	-	-	-	(89,731)	(89,731)
Other gains (losses)	-	-	-	-	-	-	679	679
Financial income	-	-	-	-	-	-	10,550	10,550
Financial costs	-	-	-	-	-	-	(57,498)	(57,498)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	13,047	13,047
Exchange differences	-	-	-	-	-	-	460	460
Profit (loss) before taxes	145,779	39,846	339,011	36,759	43,846	5,796	(196,148)	414,889
Income tax expense	-	-	-	-	-	-	(132,965)	(132,965)
Profit (loss) from continuing operations	145,779	39,846	339,011	36,759	43,846	5,796	(329,113)	281,924
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	145,779	39,846	339,011	36,759	43,846	5,796	(329,113)	281,924
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	278,290
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	3,634
Profit (loss)	-	-	-	-	-	-	-	281,924

10) FINANCIAL REPORTS

Note 26	Reportable segments (continued)

26.3	Statement of comprehensive income classified by reportable segments based on groups of products, continued

	12/31/2015
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	652,278	262,570	223,021	97,551	430,642	62,270	-	1,728,332
Cost of sales	(461,028)	(184,551)	(109,389)	(71,252)	(303,645)	(55,718)	-	(1,185,583)

Gross profit	191,250	78,019	113,632	26,299	126,997	6,552	-	542,749

Other incomes by function	-	-	-	-	-	-	15,343	15,343
Administrative expenses	-	-	-	-	-	-	(86,830)	(86,830)
Other expenses by function	-	-	-	-	-	-	(113,603)	(113,603)
Other gains (losses)	-	-	-	-	-	-	3,760	3,760
Financial income	-	-	-	-	-	-	11,570	11,570
Financial costs	-	-	-	-	-	-	(69,853)	(69,853)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	10,326	10,326
Exchange differences	-	-	-	-	-	-	(12,364)	(12,364)
Profit (loss) before taxes	191,250	78,019	113,632	26,299	126,997	6,552	(241,651)	301,098
Income tax expense	-	-	-	-	-	-	(83,766)	(83,766)
Profit (loss) from continuing operations	191,250	78,019	113,632	26,299	126,997	6,552	(325,417)	217,332
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	191,250	78,019	113,632	26,299	126,997	6,552	(325,417)	217,332
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	213,168
Profit (loss) attributable to the non-controlling interests	-	-	-	-	-	-	-	4,164
Profit (loss)	-	-	-	-	-	-	-	217,332

10) FINANCIAL REPORTS

Note 26	Reportable segments (continued)

26.4	Revenue from transactions with other Company’s operating segments

12/31/2016
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	623,853	231,144	514,627	104,137	403,323	62,238	1,939,322

12/31/2015
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	652,278	262,570	223,021	97,551	430,642	62,270	1,728,332

26.5	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

26.6	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph N° 34 of IFRS N° 8, the Company has no external customers who individually represent 10% or more of its revenue, Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution, The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

10) FINANCIAL REPORTS

Note 26	Reportable segments (continued)

26.7	Segments by geographical areas as of December 31, 2016 and December 31, 2015

	12/31/2016
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	162,478	240,607	411,807	416,380	708,051	1,939,323
Investment accounted for under the equity method	-	25,000	25,009	13,456	69,674	133,139
Intangible assets other than goodwill	109,227	-	-	211	1	109,439
Goodwill	23,731	86	11,373	724	2,058	37,972
Property, plant and equipment, net	1,524,936	234	3,521	2,536	1,483	1,532,710
Investment property	-	-	-	-	-	-
Other non-current assets	24,551	139	-	-	-	24,690
Non-current assets that are not financial instruments	1,682,445	25,459	39,903	16,927	73,216	1,837,950

	12/31/2015
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	188,592	258,262	351,353	439,645	490,480	1,728,332
Investment accounted for under the equity method	1,535	-	23,410	12,913	41,444	79,302
Intangible assets other than goodwill	110,199	-	-	228	1	110,428
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	1,677,194	260	2,183	2,486	1,453	1,683,576
Investment property	-	-	-	-	-	-
Other non-current assets	33,384	116	-	26	-	33,526
Non-current assets that are not financial instruments	1,849,241	462	36,966	15,653	42,898	1,945,220

10) FINANCIAL REPORTS

Note 26	Reportable segments (continued)

26.8	Property, plant and equipment classified by geographical areas

The company's main productive facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of December 31, 2016 and December 31, 2015:

	Location		Products

-	Pedro de Valdivia	:	Production of iodine and nitrate salts
-	María Elena	:	Production of iodine and nitrate salts
-	Coya Sur	:	Production of nitrate salts
-	Nueva Victoria	:	Production of iodine and nitrate salts
-	Salar de Atacama	:	Potassium chloride, lithium chloride, boric acid and potassium sulfate
-	Salar del Carmen	:	Production of lithium carbonate and lithium hydroxide
-	Tocopilla	:	Port facilities

10) FINANCIAL REPORTS

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

27.1	Revenue

	12/31/2016	12/31/2015
	ThUS$	ThUS$
Products	1,933,828	1,721,064
Services	5,494	7,268
Total	1,939,322	1,728,332

27.2	Cost of sales

	12/31/2016	12/31/2015
	ThUS$	ThUS$
Raw material and supplies	(485,788)	(484,797)
Types of employee benefits expenses
Salaries and wages	(104,144)	(97,010)
Other short-term employee benefits	(77,507)	(33,662)
Termination benefit expenses	(3,836)	(5,719)
Total employee benefits expenses	(185,487)	(136,391)
Depreciation expense	(239,546)	(253,979)
Amortization expense	(3,210)	(3,469)
Small deposit amortization expense	(6,917)	-
Impairment losses (reversals of impairment losses) recognized in profit or loss for the period	1,956	96
Operating leases	(107,284)	(89,229)
Investment plan expenses	(16,624)	(17,574)
Maintenance and repair	(7,187)	(10,112)
Contractors	(62,501)	(49,727)
Operations transport	(54,476)	(52,079)
Freight and product transport costs	(43,716)	(31,052)
Packaging costs	(1,703)	(1,369)
Sales commissions	(9,434)	(7,742)
Port costs	(20,793)	(11,613)
CORFO right costs	(41,962)	(23,155)
Adjustment of customer prices	(8,380)	(2,132)
Other expenses, by nature	(35,233)	(11,260)
Total	(1,328,285)	(1,185,583)

10) FINANCIAL REPORTS

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature, (continued)

27.3	Other income

	12/31/2016	12/31/2015
	ThUS$	ThUS$
Discounts obtained from suppliers	771	1,343
Indemnification received and insurance recoveries	205	39
Penalties charged to suppliers	358	73
Tax recoveries	26	12
Insurance recoveries	5,636	2,182
Excess in the provision for liabilities with 3rd parties	573	1,039
Overstatement of doubtful accounts	56	115
Sale of property, plant and equipment	657	8
Sale of materials, spare parts and supplies	30	1,358
Sale de scrap	1	-
Overstatement of allowance for inventories	815	5
Options on mining properties	2,577	2,261
Easements, ducts and roads	219	1,980
Non-conventional renewable energy	639	344
Reimbursement of mining patents and notarial expenses	1,300	1,025
Miscellaneous services	-	405
Reimbursements from creditors	-	890
Other operating income	918	3,154
Total	14,781	15,343

10) FINANCIAL REPORTS

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature, (continued)

27.4	Administrative expenses

	12/31/2016	12/31/2015
	ThUS$	ThUS$
Employee benefit expenses by nature
Salaries and wages	(42,828)	(41,661)
Other short-term benefits to employees	(4,389)	(3,011)
Total employee benefit expenses	(47,217)	(44,672)
Amortization expense	(6)	(5)
Advisory services	(7,086)	(7,293)
Audit fees	(1,767)	(415)
Marketing costs	(1,338)	(1,614)
Building and facilities rent expenses	(2,489)	(1,836)
Advertising expenses	(173)	(230)
Luncheon expenses	(548)	(350)
Accommodation expenses	(633)	(434)
Personnel expenses	(453)	(27)
Representation expenses	(506)	(277)
Tickets and transportation	(1,599)	(1,594)
Isapre (Healthcare institution) contribution payments	(532)	(363)
Other employee expenses	(1,386)	(1,440)
General materials	(1,110)	(1,434)
Light truck rent	(622)	(517)
Professional services	(1,275)	(2,164)
Data transmission services	(1,365)	(1,317)
Maintenance services	(713)	(559)
Miscellaneous contractors	(2,497)	(2,141)
Mobile phone services	(584)	(303)
Acquisition of software	(1,945)	(1,258)
Real estate contributions	(838)	(819)
Business licenses	(843)	(1,052)
Insurance policies	(1,271)	(774)
Miscellaneous expenses	(1,184)	(1,044)
Other expenses, by nature	(8,456)	(12,898)
Total	(88,436)	(86,830)

10) FINANCIAL REPORTS

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.5	Other expenses by function

	12/31/2016	12/31/2015
	ThUS$	ThUS$
Employee benefit expenses by nature
Depreciation and amortization expenses
Depreciation of stopped assets	(111)	(316)
Subtotal to date	(111)	(316)
Impairment loss (review of impairment losses) recognized in profit or loss for the year
Impairment of allowance for doubtful accounts	(7.198)	(2.981)
Subtotal to date	(7.198)	(2.981)

Other expenses, by nature
Legal Expenses	(5,737)	(17,204)
Mine site activity disruption expenses	(32,061)	(57,665)
Indemnities paid	-	(3,714)
VAT and other unrecoverable tax	(1,015)	(1,146)
Fines, interests and tax (*)	(1,378)	(4,648)
SEC and Department of Justice fines	(30,488)	-
Advisory services	(59)	(15)
Provisions, materials and action sales	(815)	(2)
Investment plan expenses	(6,657)	(19,744)
Provision for energy arbitration proceeding	-	3,500
Article No, 21 one-off tax, (*)	-	(5,793)
Donations rejected as tax credits	(1,692)	(1,350)
Other operating expenses	(2,520)	(2,525)
Subtotal to date	(82,422)	(110,306)
Total	(89,731)	(113,603)

(*) These balances are considered payments as at September 2015 for approximately ThUS$9.5 in taxes (Tax under Article No. 21 of the Income Tax Law and Value-added Tax), interest and other charges performed by the Company to the Chilean Internal Revenue Service (Servicio de Impuestos Internos) because of the submission of amendments to its income tax returns for tax years from 2009 through 2014, as it identified expenses for which the Company did not have sufficient supporting documentation to be considered expenses necessary to generate income in accordance with the current Chilean tax regulations for approximately ThUS$14.7.

27.6	Other income (expenses)

	12/31/2016	12/31/2015
	ThUS$	ThUS$
Adjustment of reversal of provision for staff severance indemnities	-	3,575
Provision for staff severance indemnities	(6,300)	-
Sale of investments in associates	7,636
Other gains (losses)	(657)	185
Total	679	3,760

10) FINANCIAL REPORTS

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.7	Summary of expenses by nature

	January to December
	2016	2015
	ThUS$	ThUS$

Raw material and supplies used	(485,788)	(484,797)

Types of employee benefits expenses
Salaries and wages	(146,972)	(138,671)
Other short-term employee benefits	(81,896)	(36,673)
Termination benefit expenses	(3,836)	(5,719)
Total employee benefit expenses	(232,704)	(181,063)
Depreciation and amortization expenses
Depreciation expense	(239,657)	(254,295)
Amortization expense	(3,217)	(3,475)
Small deposit amortization expenses	(6,917)	-
Impairment loss (reversal of impairment losses) recognized in profit or loss for the year	(6,057)	(2,887)
Operating leases	(107,284)	(89,229)
Production disruption expenses	(32,061)	(61,379)
Fines paid	(31,867)	(4,648)
Investment plan expenses	(23,281)	(37,318)
Maintenance and repair	(7,187)	(10,112)
Contractors	(62,501)	(49,727)
Operations transport	(54,476)	(52,079)
Freight and product transport costs	(43,716)	(31,052)
Packaging costs	(1,703)	(1,369)
Sales commissions	(9,434)	(7,742)
Port costs	(20,793)	(11,613)
Corfo rights	(41,962)	(23,155)
Adjustment of customer prices	(8,380)	(2,132)
Advisory services	(7,086)	(744)
Audit fees	(1,767)	(415)
Marketing costs	(1,338)	(1,614)
Rent of buildings and facilities	(2,489)	(417)
Advertising expenses	(173)	(230)
Luncheon expenses	(548)	(350)
Accommodation expenses	(633)	(434)
Personnel expenses	(453)	(27)
Representation expenses	(506)	(277)
Tickets and transportation expenses	(1,599)	(1,594)
Isapre (healthcare institution) contributions	(532)	(363)
Other employee expenses	(1,386)	(1,440)
General material expenses	(1,110)	(1,434)
Rent of light trucks	(622)	(517)
Professional services	(1,275)	(2,164)
Data transmission services	(1,365)	(1,317)
Maintenance services	(713)	(559)
Miscellaneous contractors	(2,497)	(2,141)
Mobile phone services	(584)	(303)
Acquisition of software	(1,945)	(1,258)
Real estate contributions	(838)	(819)
Business license	(843)	(1,052)
Insurance policies	(1,271)	(774)
Miscellaneous expenses	(1,184)	(1,044)
Other expenses by nature	(54,709)	(56,657)
Total expenses by nature	(1,506,451)	(1,386,016)

This table corresponds to the summary required by the Chilean Superintendence of Securities and Insurance (SVS) and considers notes 27.2, 27.4 and 27.5.

10) FINANCIAL REPORTS

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.8	Finance expenses

	January to September
	2016	2015
	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(854)	(932)
Interest expense from bonds	(57,409)	(66,456)
Interest expense from loans	(4,581)	(6,922)
Capitalized interest expenses	5,406	4,666
Other finance costs	(60)	(209)
Total	(57,498)	(69,853)

Note 28	Income tax and deferred taxes

Accounts receivable from taxes as of December 31, 2016 and December 31, 2015, are as follows:

28.1	Current and non-current tax assets

a)	Current tax assets

	12/31/2016	12/31/2015
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies current year	49,110	62,126
Monthly provisional payment Royalty	3,542	1,138
Monthly provisional income tax payments, foreign companies	1,323	1,178
Corporate tax credits (1)	748	830
Corporate tax absorbed by tax losses (2)	64	5
Total	54,787	65,277

b)	Non-current tax assets

	12/31/2016	12/31/2015
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies prior year	3,243	-
Specific tax on mining activities paid (on consignment)	25,781	14,566
Total	29,024	14,566

(1)	These credits are available to companies and relate to the corporate tax payment in April of the following year. These credits include, amongst others, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year. In addition, some credits relate to the donations the Group has made during 2016 and 2015.
(2)	This concept corresponds to the absorption of non-operating losses (NOL’s) determined by the company at year end, which must be imputed or recorded in the Retained Taxable Profits Registry (FUT).

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.1	Current and non-current tax assets, continued

In accordance with the laws in force and as provided by article 31 No, 3 of the Income Tax Law, when profits recorded in the FUT that have not been withdrawn or distributed are totally or partially absorbed by NOL’s, the corporate tax paid on such profits (24%, 22,5%, 21%, 20% or 17%, depending on the year in which profits were generated) will be considered to be a provisional payment with respect to the portion representing the absorbed accumulated tax profits.

Tax payers are entitled to apply for a refund of this monthly provisional income tax payments on the absorbed profits recorded in the FUT registry via their tax returns (Form 22).

Therefore, the provisional payment for absorbed profits (PPAP) recorded in the FUT is in effect a recoverable tax, and as such the Company records it as an asset.

28.2	Current tax liabilities

Current tax liabilities	12/31/2016	12/31/2015
	ThUS$	ThUS$
1st Category income tax	50,174	30,705
Foreign company income tax	25,276	21,090
Article 21 single tax	422	275
Total	75,872	52,070

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No.20,780, an income tax rate of 21% was set starting from 2014, a rate of 22.5% for 2015, a rate of 24% for 2016, a rate of 25.5% for 2017, and a rate of 27% starting from 2018.

The provision for royalty is determined by applying the tax rate determined for the net operating income (NOI). Currently, the Company pays 5% for the application of the Tax Invariability Contract established with the Ministry of Economy in 2010.

In conclusion, both concepts represent the estimated amount the Company will have to pay for income tax and tax on mining.

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.3	Tax earnings

As of December 31, 2016 and December 31, 2015, the Company and its subsidiaries have recorded the following consolidated balances for retained tax earnings, income not constituting revenue subject to income tax, accumulated tax losses and credit for shareholders:

	12/31/2016	12/31/2015
	ThUS$	ThUS$
Taxable profits with credit rights	727,624	1,254,859
Taxable profits without credit right	588,942	94,073
Taxable loss	9,081	9,947
Credit for shareholders	203,612	302,081

The Retained Taxable Profits Registry (FUT) is a chronological registry where the profits generated and distributed by the company are recorded. The object of the FUT is to control the accumulated tax profits of the company that may be distributed, withdrawn or remitted to the owners, shareholders or partners, and the final taxes that must be imposed, called in Chile Global Aggregate Tax (that levies persons resident or domiciled in Chile), or additional tax (that levies persons “not” resident or domiciled in Chile).

The FUT Register contains profits with credit rights and profits without credit rights, which arise out of the inclusion of the net taxable income determined by the company or the profits received by the company that may be dividends received or withdrawals made during the period.

Profits without credit rights represent the tax payable by the company within the year and filed the following year, therefore they will be deducted from the FUT Registry the following year.

Profits with credit rights may be used to reduce the final tax burden of owners, shareholders or partners, which upon withdrawal are entitled to use the credits associated with the relevant profits.

In summary, companies use the FUT Registry to maintain control over the profits they generate that have not been distributed to the owners and the relevant credits associated with such profits.

28.4	Income tax and deferred taxes

Assets and liabilities recognized in the statement of financial position are offset if and only if:

1	The Company has legally recognized before the right the tax authority to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Deferred income tax assets recognized are the income taxes that are to be recovered in future periods, related to:

a)	deductible temporary differences.

b)	the offset of losses obtained in prior periods and not yet subject to tax deduction; and

c)	the offset of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge to these losses or unused fiscal credits.

Deferred tax liabilities recognized refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

d.1	Income tax assets and liabilities as of December 31, 2016 are detailed as follows:

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and liabilities	Assets	Liabilities	Assets	Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	(1)	-	(221,791)
Doubtful accounts impairment	32	-	4,273	-
Accrued vacations	-	-	4,062	-
Manufacturing expenses	-	-	-	(110,718)
Unrealized gains (losses) from sales of products	-	-	86,156	-
Fair value of bonds	-	-	-	(24)
Severance indemnity	-	-	-	(5,203)
Hedging	-	-	10,230	-
Inventory of products, spare parts and supplies	77	-	20,899	-
Research and development expenses	-	-	-	(4,641)
Tax losses	-	-	1,302	-
Capitalized interest	-	-	-	(1,340)
Expenses in assumption of bank loans	-	-	-	(3,115)
Unaccrued interest	-	-	136	-
Fair value of property, plant and equipment	-	-	-	(4,179)
Employee benefits	-	-	6,783	-
Royalty deferred income taxes	-	-	-	(6,458)
Acquisition of intangible assets			-	(218)
Provision for lawsuits and legal expenses	-	-	9,276	-
Provision for investment plan	-	-	1,953	-
Provision for materials, spare-parts and supplies	-	-	7,547	-
Deferred taxes, investments in equity instruments	-	-	-	(1,300)
Provision for mine closure, fine copper and crushing	-	-	-	-
Other	575	(19)	251	-
Balance to date	684	(20)	152,868	(358,987)
Net balance	664	-	-	(206,119)

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.2	Income tax assets and liabilities as of December 31, 2015 are detailed as follows

	Net asset position		Net liability position
Description of deferred tax assets and liabilities	Assets	Liabilities	Assets	Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	233.073
Doubtful accounts impairment	-	-	5.119	-
Accrued vacations	-	-	3.368	-
Manufacturing expenses	-	-	-	109.134
Unrealized gains (losses) from sales of products	-	-	87.440	-
Fair value of bonds	-	-	446	-
Severance indemnity	-	-	-	4.178
Hedging	-	-	11.876	-
Inventory of products, spare parts and supplies	1	-	29.473	-
Research and development expenses	-	-	-	7.981
Tax losses	-	-	1.522	-
Capitalized interest	-	-	-	3.133
Expenses in assumption of bank loans	-	-	-	3.651
Unaccrued interest	-	-	156	-
Fair value of property, plant and equipment	-	-	-	3.375
Employee benefits	-	-	1.920	-
Royalty deferred income taxes	-	-	-	6.410
Acquisition of intangible assets	-	-	-	-
Provision for lawsuits and legal expenses	-	-	7.357	-
Provision for investment plan	-	-	3.312	-
Provision for mine closure, fine copper and crushing	-	-	-	-
Other	160	-	-	445
Balance to date	161	-	151.989	371.380
Net balance	161	-	-	219.391

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.3	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2016

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	233,073	(11,281)	-	(11,281)	221,792
Doubtful accounts impairment	(5,119)	814	-	814	(4,305)
Accrued vacations	(3,368)	(694)	-	(694)	(4,062)
Manufacturing expenses	109,134	1,584	-	1,584	110,718
Unrealized gains (losses) from sales of products	(87,440)	1,284	-	1,284	(86,156)
Fair value of bonds	(446)	-	470	470	24
Severance indemnity	4,178	1,946	(920)	1,025	5,203
Hedging	(11,876)	1,646	-	1,646	(10,230)
Inventory of products, spare parts and supplies	(29,474)	8,498	-	8,498	(20,976)
Research and development expenses	7,981	(3,340)	-	(3,340)	4,641
Capitalized interest	3,133	(1,793)	-	(1,793)	1,340
Expenses in assumption of bank loans	3,651	(536)	-	(536)	3,115
Unaccrued interest	(156)	20	-	20	(136)
Fair value of property, plant and equipment	3,375	804	-	804	4,179
Employee benefits	(1,920)	(4,863)	-	(4,863)	(6,783)
Royalty deferred income taxes	6,410	48	-	48	6,458
Unused tax losses	(1,522)	220	-	220	(1,302)
Purchase of intangible assets	-	218	-	218	218
Provision for lawsuits and legal expenses	(7,357)	(1,919)	-	(1,919)	(9,276)
Provision for investment plan	(3,312)	1,359	-	1,359	(1,953)
Provision of fines and crushing site closure	-	(7,547)	-	(7,547)	(7,547)
Other ID	-	-	1,300	1,300	1,300
Depreciation	285	(1,092)	-	(1,092)	(807)
Total temporary differences, losses and unused fiscal credits	219,230	(14,624)	849	(13,775)	205,455

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.4	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2015

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	233,862	(789)	-	(789)	233,073
Doubtful accounts impairment	(6,755)	1,636	-	1,636	(5,119)
Accrued vacations	(3,735)	367	-	367	(3,368)
Manufacturing expenses	81,650	27,484	-	27,484	109,134
Unrealized gains (losses) from sales of products	(83,355)	(4,085)	-	(4,085)	(87,440)
Fair value of bonds	(350)	-	(96)	(96)	(446)
Severance indemnity	5,950	(2,081)	309	(1,772)	4,178
Hedging	(5,512)	(6,364)	-	(6,364)	(11,876)
Inventory of products, spare parts and supplies	(24,632)	(4,842)	-	(4,842)	(29,474)
Research and development expenses	4,285	3,696	-	3,696	7,981
Capitalized interest	26,904	(23,771)	-	(23,771)	3,133
Expenses in assumption of bank loans	4,011	(360)	-	(360)	3,651
Unaccrued interest	(150)	(6)	-	(6)	(156)
Fair value of property, plant and equipment	(70)	3,445	-	3,445	3,375
Employee benefits	(2,450)	530	-	530	(1,920)
Royalty deferred income taxes	7,791	(1,381)	-	(1,381)	6,410
Unused tax losses	(715)	(807)	-	(807)	(1,522)
Purchase of intangible assets	235	(235)	-	(235)	-
Provision for lawsuits and legal expenses	(3,663)	(3,694)	-	(3,694)	(7,357)
Provision for investment plan	(8,946)	5,634	-	5,634	(3,312)
Provision of fines and crushing site closure	(1,654)	1,654	-	1,654	-
Other ID	308	(23)	-	(23)	285
Total temporary differences, losses and unused fiscal credits	223,009	(3,992)	213	(3,779)	219,230

During the period ended December 31, 2016 and December 31, 2015, the Company calculated and accounted for taxable income considering a rate of 24% and 22.5% respectively, in conformity with Law No, 20,780, Tax Reform, published in the Official Gazette on September 29, 2014.

The main amendments include a gradual increase in the corporate income tax rate up to 27% starting from 2018.

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.5	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards (NOL carryforwards) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2016 and December 31, 2015, tax loss carryforwards (NOL carryforwards) are detailed as follows:

	12/31/2016	12/31/2015
	ThUS$	ThUS$

Chile	1,302	1,522
Total	1,302	1,522

Tax losses as of December 31, 2016 correspond mainly to SQM S.A., Exploraciones Mineras S.A. and Agrorama S.A.

d.6	Unrecognized deferred income tax assets and liabilities

Unrecognized deferred tax assets and liabilities as of December 31, 2016 and December 31, 2015 are as follows:

	12/31/2016	12/31/2015
	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)

Tax losses (NOL’s)	139	139
Doubtful accounts impairment	81	81
Inventory impairment	1,020	1,020
Pensions plan	(715)	(715)
Accrued vacations	29	29
Depreciation	(57)	(57)
Other	(19)	(19)
Balances to date	478	478

Tax losses mainly relate to the United States, and they expire in 20 years.

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.7	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of December 31, 2016 and December 31, 2015 are detailed as follows:

	12/31/2016	12/31/2015
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Deferred tax assets and liabilities, net opening balance	219,230	223,009
Increase (decrease) in deferred taxes in profit or loss	(14,624)	(3,992)
Increase (decrease) in deferred taxes in equity	849	213
Balances to date	205,455	219,230

d.8	Disclosures on income tax expense (income)

The Company recognizes current tax and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

Current and deferred tax expenses (income) are detailed as follows:

	12/31/2016	12/31/2015
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense
Current income tax expense	(147,589)	(89,869)
Adjustments to prior year current income tax	-	2,111
Current income tax expense, net, total	(147,589)	(87,758)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	14,624	3,992
Deferred tax expense, net, total	14,624	3,992
Tax expense (income)	(132,965)	(83,766)

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	12/31/2016	12/31/2015
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(10,844)	(5,719)
Current income tax expense, domestic, net	(136,745)	(82,039)
Current income tax expense, net, total	(147,589)	(87,758)

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	626	(232)
Deferred tax expense, domestic, net	13,998	4,224
Deferred tax expense, net, total	14,624	3,992
Income tax expense	(132,965)	(83,766)

d.9	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(a)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference is not reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is not possible to meet for the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.10	Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	12/31/2016	12/31/2016	12/31/2016
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(3,397)	920	(2,477)
Cash flow hedge	2,233	(470)	1,763
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	4,813	(1,300)	3,513
Total	3,649	(849)	2,800

Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes (expense) gain	((Expense) income for income taxes	Amount after taxes
	12/31/2015	12/31/2015	12/31/2015
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(174)	(309)	(483)
Cash flow hedge	86	96	182
Total	(88)	(213)	(301)

d.11	Explanation of the relationship between expense (income) for tax purposes and accounting income.

In accordance with paragraph No, 81, letter c) of IAS 12, the Company has estimated that the method that discloses more significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying income for accounting purposes by the tax rate in force in Chile, This option is based on the fact that the Parent and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that amounts of subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income).

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile,

	Income (expense)
	12/31/2016	12/31/2015
	ThUS$	ThUS$
Consolidated income before taxes	414,889	301,098
Income tax rate in force in Chile	24%	22,5%

Tax expense using the legal rate	(99,573)	(67,747)
Effect of royalty tax expense	(6,310)	(9,157)
Tax effect of non-taxable revenue	3,610	3,013
Effect of taxable rate of non-deductible expenses for determination of taxable income (loss)	(9,768)	(4,350)
Tax effect of tax rates supported abroad	3,980	1,572
Other tax effects from the reconciliation between the accounting income and tax expense	(24,904)	(7,097)
Tax expense using the effective rate	(132,965)	(83,766)

d.12	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections,

Tax audits, due to their nature, are often complex and may require several years, Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with tax regulations in force in the country of origin:

Chile

According to article 200 of Decree Law No 830, the tax authority shall review for any deficiencies in its settlement and taxes turn giving rise, by applying a requirement of 3 years term from the expiration of the legal deadline when payment should have been made, Besides, this requirement was extended to 6 years term for the revision of taxes subject to declaration, when such declaration was not been filed or has been presented maliciously false.

United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return, In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

10) FINANCIAL REPORTS

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist, In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return, In the event an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

10) FINANCIAL REPORTS

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	12/31/2016 ThUS	12/31/2015 ThUS$

Current assets:
Cash and cash equivalents	ARS	4	1
Cash and cash equivalents	BRL	60	8
Cash and cash equivalents	CLP	6,044	2,656
Cash and cash equivalents	CNY	400	272
Cash and cash equivalents	EUR	11,386	4,245
Cash and cash equivalents	GBP	71	-
Cash and cash equivalents	IDR	-	-
Cash and cash equivalents	INR	12	14
Cash and cash equivalents	MXN	310	1,439
Cash and cash equivalents	PEN	3	1
Cash and cash equivalents	THB	-	1
Cash and cash equivalents	YEN	2,150	1,690
Cash and cash equivalents	ZAR	3,250	4,123
Subtotal cash and cash equivalents		23,690	14,450
Other current financial assets	CLF	-	17,507
Other current financial assets	CLP	50,740	131,633
Subtotal other current financial assets		50,740	149,140
Other current non-financial assets	ARS	5	-
Other current non-financial assets	AUD	45	34
Other current non-financial assets	BRL	-	8
Other current non-financial assets	CLF	47	38
Other current non-financial assets	CLP	14,554	39,091
Other current non-financial assets	CNY	10	27
Other current non-financial assets	EUR	822	2,278
Other current non-financial assets	MXN	1,734	1,036
Other current non-financial assets	THB	21	8
Other current non-financial assets	YEN	53	29
Other current non-financial assets	ZAR	18	4,466
Subtotal other current non-financial assets		17,309	47,015

Trade and other receivables	BRL	23	19
Trade and other receivables	CLF	545	993
Trade and other receivables	CLP	71,908	76,748
Trade and other receivables	CNY	48	77
Trade and other receivables	EUR	30,941	38,797
Trade and other receivables	GBP	152	582
Trade and other receivables	MXN	423	425
Trade and other receivables	PEN	-	112
Trade and other receivables	THB	2,777	1,473
Trade and other receivables	YEN	209	-
Trade and other receivables	ZAR	25,835	15,549
Subtotal trade and other receivables		132,861	134,775
Receivables from related parties	PEN	40	-
Receivables from related parties	CLP	41	52
Receivables from related parties	EUR	476	604
Receivables from related parties	THB	705	1,112
Receivables from related parties	CNY	48	-
Receivables from related parties	YEN	-	193
Subtotal receivables from related parties		1,310	1,961

10) FINANCIAL REPORTS

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of assets	Currency	12/31/2016 ThUS$	12/31/2015 ThUS$

Current tax assets	ARS	5	-
Current tax assets	CLP	1,640	1,453
Current tax assets	EUR	118	177
Current tax assets	BRL	3	-
Current tax assets	ZAR	386	424
Current tax assets	MXN	202	8
Current tax assets	PEN	203	222
Subtotal current tax assets		2,557	2,284
Non-current assets
Other non-current financial assets	CLP	20	20
Other non-current financial assets	YEN	41	39
Subtotal other non-current financial assets		61	59
Other non-current non-financial assets	BRL	139	116
Other non-current non-financial assets	CLP	729	536
Subtotal other non-current non-financial assets		868	652
Non-current right receivable	CLF	344	415
Non-current right receivable	CLP	1,382	467
Subtotal non-current rights receivable		1,726	882

Equity-accounted investees	AED	31,297	23,369
Equity-accounted investees	CLP	-	1,535
Equity-accounted investees	EUR	7,373	7,201
Equity-accounted investees	INR	1,499	962
Equity-accounted investees	THB	1,932	1,672
Equity-accounted investees	TRY	16,712	15,103
Subtotal equity-accounted investees		58,813	49,842
Intangible assets other than goodwill	CLP	294	284
Intangible assets other than goodwill	CNY	1	1
Subtotal intangible assets other than goodwill		295	285
Property, plant and equipment	CLP	3,810	4,089
Subtotal property, plant and equipment		3,810	4,089
Total non-current assets		65,573	55,809
Total assets		294,040	405,434

10) FINANCIAL REPORTS

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currencies are detailed as follows:

		12/31/2016			12/31/2015
Class of liability	Currency	91 days to 1 year ThUS$	91 days to 1 year ThUS$	Total ThUS$	Up to90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	44,327	6,098	50,425	4,423	5,610	10,033
Other current financial liabilities	CLP	-	20,919	20,919	-	-	-
Subtotal other current financial liabilities		44,327	27,017	71,344	4,423	5,610	10,033
Trade and other payables	BRL	38	-	38	38	-	38
Trade and other payables	THB	131	-	131	-	-	-
Trade and other payables	CLP	40,604	2,808	43,412	48,707	-	48,707
Trade and other payables	EUR	30,545	-	30,545	8,591	-	8,591
Trade and other payables	GBP	6	-	6	55	-	55
Trade and other payables	INR	1	-	1	1	-	1
Trade and other payables	MXN	67	-	67	76	-	76
Trade and other payables	PEN	4	-	4	11	-	11
Trade and other payables	ZAR	3,054	-	3,054	1,727	-	1,727
Subtotal trade and other payables		74,450	2808	77,258	59,206	-	59,206
Other current provisions	BRL	-	-	-	9	-	9
Other current provisions	CLP	-	70	70	15	-	15
Other current provisions	EUR	5	-	5	5	-	5
Subtotal other current provisions		5	70	75	29	-	29
Current tax liabilities	CLP	-	131	131	-	-	-
Current tax liabilities	CNY	-	36	36	-	2	2
Current tax liabilities	EUR	-	3,987	3,987	-	889	889
Current tax liabilities	ZAR	27	-	27	-	-	-
Current tax liabilities	MXN	-	56	56	-	24	24
Subtotal current tax liabilities		27	4,210	4,237	-	915	915

10) FINANCIAL REPORTS

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2016			12/31/2015
Class of liability	Currency	Up to 90 days ThUS$	over 90 days to 1 year ThUS$	Total ThUS$	Up to90 days ThUS$	Over 90 days to 1 year ThUS$	Total ThUS$
Other current non-financial liabilities	BRL	4	-	4	3	-	3
Other current non-financial liabilities	CLP	7,481	2,820	10,301	4,684	6,556	11,240
Other current non-financial liabilities	CNY	78	-	78	28	-	28
Other current non-financial liabilities	EUR	958	-	958	1,143	-	1,143
Other current non-financial liabilities	MXN	1,284	35	1,319	394	31	425
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	GBP	-	-	-	-	-	-
Other current non-financial liabilities	ZAR	866	-	866	13	-	13
Subtotal other current non-financial liabilities		10,741	2,855	13,596	6,335	6,587	12,922
Total current liabilities		129,550	36,960	166,510	69,993	13,112	83,105

10) FINANCIAL REPORTS

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2016
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	5,903	5,903	5,903	5,903	243,297	266,909
Subtotal other non-current financial liabilities		5,903	5,903	5,903	5,903	243,297	266,909
Non-current provisions for employee benefits	CLP	-	-	-	-	494	494
Non-current provisions for employee benefits	MXN	-	-	-	-	61	61
Non-current provisions for employee benefits	YEN	-	-	-	-	561	561
Subtotal non-current provisions for employee benefits		-	-	-	-	1,116	1,116
Total non-current liabilities		5,903	5,903	5,903	5,903	244,413	268,025

		12/31/2015
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	41,485	5,413	5,413	5,413	228,083	285,807
Subtotal other non-current financial liabilities		41,485	5,413	5,413	5,413	228,083	285,807
Non-current provisions for employee benefits	CLP	-	-	-	-	539	539
Non-current provisions for employee benefits	MXN	-	-	-	-	100	100
Non-current provisions for employee benefits	YEN	-	-	-	-	495	495
Subtotal non-current provisions for employee benefits		-	-	-	-	1,134	1,134
Total non-current liabilities		41,485	5,413	5,413	5,413	229,217	286,941

10) FINANCIAL REPORTS

Note 30	Mineral resource exploration and evaluation expenditure

Because of the nature of the operations of Sociedad Química y Minera de Chile S.A. and its subsidiaries and the type of exploration they conduct (which is different than other mining businesses where the exploration process results in significant time), the exploration and process and the definition of the economic feasibility occurs normally within the year. Accordingly, although expenditure is initially capitalized, it could be recognized in profit or loss for the same year should there be no technical and commercial feasibility. This results in having no significant expenditure that have no feasibility study at the end of the year.

Prospecting expenditure can be found in 4 different stages: execution, economically feasible, not economically feasible and under exploitation:

1.         Execution: prospecting expenditure which are under execution and accordingly there is no yet a definition as to its economic feasibility are classified in the caption property, plant and equipment, as of December 31, 2016 and December 31, 2015, the balance amounts to ThUS$12,163 and ThUS$10,135, respectively,

2.         Economically feasible: prospecting expenditure, which upon completion, has been concluded to be economically feasible is classified in the caption non-current assets in other non-current non-financial assets, as of December 31, 2016 and December 31, 2015, the balance amounts to ThUS$23,008 and ThUS$31,911 respectively,

3.         Not economically feasible: Prospecting expenditure, which upon completion it has been concluded that are not economically feasible are recorded in profit or loss: As of December 31, 2016, this amounts to ThUS$0 and ThUS$520 as of December 31, 2015.

4.         Under exploitation: Prospecting expenditure under exploitation is classified in the caption current assets in current inventories. These are amortized considering the exploited material, as of December 31, 2016 and December 31, 2015, the balance amounts to ThUS$674 and ThUS$1,269 respectively.

For the amount of capitalized expenditure, the total amount disbursed in exploration and evaluation of mineral resources as of December 31, 2016 ThUS$2,028, and correspond to non-metallic projects, Such expenditure mainly correspond to studies, either topographical, geological, exploratory drilling, sampling, among others,

With respect to this expenditure, the Company has defined classifying it in accordance with IFRS 6.9:

For exploration expenditure where the mineral has low ore grade that is not economically exploitable, it is debited directly to profit or loss.

If studies determine that the ore grade is economically exploitable, it is classified in other non-current assets in the caption stain development and prospecting expenses and at the time of making the decision for exploiting the zone it is classified in the caption inventories as part of the cost of raw materials required for production purposes.

10) FINANCIAL REPORTS

Note 31	Lawsuits and complaints

Lawsuits and complaints

During 2015, the Chilean IRS has filed several lawsuits and complaints related to the so-called “SQM Case”, which are associated with the irregular financing of politicians against a number of individuals, amongst others, the legal representatives of the Company Patricio de Sominihac T. – CEO – and Ricardo Ramos R. – Vice President of Corporate Services–. Basically, those lawsuits and complaints relate to alleged tax crimes associated with a possible undue decrease in taxable net income of the Company and two of its subsidiaries over the last seven years by recording as expenses in their accounting records invoices and fee receipts, which could be considered to be ideologically false. Such legal actions are also filed against the taxpayers who provided the tax documents that allowed the alleged performance of the related illicit acts.

Additionally, during 2015 and within the context of the “SQM Case”, the Deputy of the Tarapacá Region of Chile Hugo Gutiérrez G. filed a lawsuit for alleged extortion-bribery and money laundering referred to in Law No. 20.393 on Legal Responsibility of Juridical Persons against SQM and its legal representative Patricio de Sominihac T. and Senators of the Tarapacá Region of Chile Jaime Orpis B. and Fulvio Rossi C.

Actions performed by the Authority

The Public Ministry and Chilean IRS (Servicio de Impuestos Internos (SII)) have performed a number of actions within the framework of the so-called “SQM Case” where the Company and its executives have provided their cooperation. Several of the Company’s executives have granted access to their computers and made several statements at the request of the Prosecutors responsible for the investigation. Additionally, SQM has provided physical and digital copies of its accounting records and its subsidiaries’ accounting records. In addition, SQM has also provided the Public Ministry with its email files and all the documentation that has been required by the related authority.

10) FINANCIAL REPORTS

Note 31	Lawsuits and complaints, (continued)

Shearman & Sterling and Ad-Hoc Committee

The Company’s Board of Directors, at its Extraordinary Meeting of February 26, 2015, formed an Ad-hoc Committee. This Committee was formed with the purpose of conducting an investigation and gather all the information necessary related to the “Penta case –SQM aspect,” so that upon completion of such investigation the Committee is able to report to the Board of Directors its results, conclusions and recommendations. The Board of Directors provided the Committee with the authority necessary to conduct its intended duties and provided it with powers so that, at its discretion, engages all the legal and accounting, and other independent advisory services it deemed appropriate and that, upon completion of its duties, reports to the Board of Directors under the aforementioned terms.

The Committee engaged the legal Advisory of the law firms Shearman & Sterling and Vial / Serrano, and the forensic services provided by the US company FTI (the “Advisors”) to conduct an investigation and analysis of the possible contingencies to which SQM may be exposed under the standards contained in the Foreign Corrupt Practices Act (FCPA) of the United States of America, which is applicable to the Company as the issuer of securities in the US market. Specifically, the investigation was focused on conducting an analysis of: (a) whether the Company had made any undue payment defined as a corrupt practice for FCPA purposes; and (b) whether the Company had not complied with the accounting regulations in accordance with that established in the FCPA.

On December 15, 2015, the Committee, together with the Advisors, reported to the Board of Directors the results, conclusions and recommendations resulting from their work. Likewise, on the same date, the Advisors reported such results, conclusions and recommendations to the Chilean Authorities and on January 7, 2016, they reported these to the US Regulators.

The main conclusions contained in the Ad-Hoc Committee Report are: (a) the Committee identified payments authorized by the former General Manager of SQM, Mr. Patricio Contesse G. with respect to which the Company found no sufficient supporting documentation; (b) no evidence was identified demonstrating that such payments were made with the purpose of inducing an public officer to act or refrain from acting with the purpose of helping SQM obtain economic benefits: (c) a conclusion was reached with respect to the cost center managed by the former General Manager of SQM Mr. Patricio Contesse G., that the Company’s accounting records did not accurately reflect the transactions challenged, notwithstanding the fact that, because of their amount, such transactions are below the materiality level defined by the Company’s external auditors determined in comparison to the volume of equity, sales, expenses or profits of SQM within the reported period; and that (d) SQM’s internal controls were not sufficient to monitor the expenses included in the cost center managed by the former General Manager of SQM and that the Company relied in the adequate use of the resources by Mr. P. Contesse G. ”

10) FINANCIAL REPORTS

Note 31	Lawsuits and complaints, (continued)

Investigation by the Department of Justice and the Securities Exchange Commission

SQM informed of the investigation currently being performed by Shearman & Sterling on US regulating entities (Department of Justice and Securities and Exchange Commission), in conformity with the standards effective in the United States of America. The outcome of such investigation was delivered to these regulating entities, which have started investigations to determine the existence of possible noncompliance with FCPA (Foreign Corruption Practices Act) or internal control standards (refer to Note 35).

Note 32	Sanction proceedings

On April 1, 2015, the SVS started an administrative proceeding against five Directors of SQM for supposedly not having provided to the market on a timely and truthful basis information which could be significant for making investment decisions. Such information mainly relates to the preliminary estimate of the impact on the Company’s financial statements of certain expenses paid by the Company between 2008 and 2014 and which might not qualify as expenses under current Chilean tax regulations because of the absence of supporting documentation.

On December 31, 2015, the Company reported that the Chilean Superintendence of Securities and Insurance (SVS) has made its resolution to impose sanctions on Patricio Contesse Fica, Julio Ponce Lerou – former Company’s Directors–, Hernán Büchi Buc, Juan Antonio Guzmán Molinari and Wolf von Appen Berhmann –former Directors of SQM– for not having reported to the market, in March 2015, as an Essential event and in their role of Company’s Directors, on the expenses that SQM incurred during certain years, which did not have sufficient reporting documentation or might be considered to be unnecessary to generate income. The sanction imposed relates to a fine of UF 1,000 on each of the aforementioned individuals and a remedy can be sought with the Chilean Superintendence of Securities and Insurance (SVS) and courts of justice.

Note 33	Closure of the Pedro de Valdivia Site

On September 22, 2015, the Company reported to the Chilean Superintendence of Securities and Insurance (SVS) that its Board of Directors opted to close the mining operations at the Pedro de Valdivia site and a portion of such site’s industrial operations. The larger part of this closure occured at the end of November 2015 and the nitrate and iodine operations that will continue to generate production in the remaining industrial plants at the Pedro de Valdivia operation will amount to approximately one third of the current production volumes.

10) FINANCIAL REPORTS

Note 33	Closure of the Pedro de Valdivia Site, continued

This decision is based on the fact that the Company has continued to increase its production capacity of iodine and nitrate salts in its industrial mining operations at the Nueva Victoria site and has reduced its production costs to meet sales forecasts and increase its current worldwide market share in the iodine market.

As of December 31, 2015, the effect on profit or loss of stopping operations are detailed as follows:

ThUS$
Property, plant and equipment	36,823
Constructions in progress	3,195
Total property, plant and equipment	40,018
Legal and voluntary severance indemnity payments	17,647
Total closure of the Pedro de Valdivia site	57,665

Note 34	Railway for transportation of products between the site Coya Sur and the Port of Tocopilla

As a result of the rain storms that affected the Tocopilla Zone at the beginning of August 2015, SQM S.A. confirmed the existence of damages in several zones in the railway between the sites Coya Sur and Tocopilla. Accordingly, starting from such date the Company has used the transport of trucks replacing the transport through the railway. SQM has performed several internal and external studies with the purpose of determining the costs and terms necessary to repair the damages in the railway.

The analysis of the internal and external reports allows concluding that the costs associated with repairing the damages caused by the rain storms would imply long-terms and high costs, and accordingly, it is not convenient at short and medium-term to repair the railway. Such decision does not affect the production process or imply additional employee reductions.

Consequently, SQM has adjusted the value of the assets associated with the railway (fixed equipment, facilities and rolling equipment), which has translated into a charge of approximately US$32 million which are reflected in the line other expenses by function in the consolidated statement of income for the period. Such amount approximately represents 0.7% of SQM’s total assets reported at the end of September 2016.

Note 35	Events occurred after the reporting date

35.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries prepared in accordance with International Financial Reporting Standards for the period ended December 31, 2016 were approved and authorized for issuance by the Board of Directors at their meeting held on November 23, 2016.

10) FINANCIAL REPORTS

Note 35	Events occurred after the reporting date, (continued)

35.2	Disclosures on events occurring after the reporting date

On January 13, 2017, the Company entered into agreements with the Department of Justice (the “DOJ”) and the Securities and Exchange Commission (the “SEC”),both based in the United States of America (the “United States”), with respect to the investigations that such agencies have conducted as a result of payments to suppliers and entities that might have been related to politically exposed persons during the years from 2008 through 2015, which resulted in the performance of an internal investigation at the Company through an Ad-hoc Committee from its Board of Directors and which was led by the law firm Shearman & Sterling (the “Investigated Facts”). Because the Company’s securities are traded in the United States, the Company is subject to the U.S. legislation. The Company has voluntarily provided the results of its internal investigation and documents supporting it to the DOJ, the SEC and the relevant Chilean authorities.

In conformity with the terms of the agreement entered into with the DOJ, referred to as Deferred Prosecution Agreement (the “DPA”), the Company has accepted that the DOJ presents (i) a charge for the infractions referred to the absence of implementation of effective internal accounting systems and internal accounting controls and (ii) a charge for infractions related to failure to properly maintain accounting ledgers, records and sections with respect to the Investigated Facts. By virtue of the DPA, the DOJ has agreed not to prosecute those charges against the Company for a period of 3 years and releasing the Company from such responsibility after such period to the extent that within such term the Company complies with the terms in the DPA, which include the payment of a fine of 15,487,500 United States dollars (“U.S. dollars”) and the acceptance of an external monitor for a term of 24 months (the “Monitor”) which evaluates the Company’s compliance program, for a subsequent independent report by the Company for an additional year.

With respect to the agreement entered into with the SEC, the Company has agreed to (i) pay a fine of 15 million of U.S. dollars and (ii) maintaining the Monitor for the aforementioned term.

The SEC has issued a Cease and Desist Order which does not identify any other events of noncompliance with the standards applicable in the United States.

The aforementioned amounts of approximately US$30.5 million were reflected in the profit or loss of SQM during the fourth quarter of 2016 in the line item Other expenses by function.

Management is not aware of any other significant events occurring between December 31, 2016 and the date of issuance of these consolidated financial statements, which affect them.

35.3	Detail of dividends declared after the reporting date

As of the closing date of the financial statements, there are no dividends declared after the reporting date.

10) FINANCIAL REPORTS

Report of Acounting Inspectors

10) FINANCIAL REPORTS

Reasoned Analysis of the Financial Situation

1.	Analysis of the Financial Statements

Statement of Financial Position
(In millions of U.S. dollars)	At December 31,	At December 31,

	2016	2015

Total current assets	2,335.1	2,682.3

Cash and cash equivalents	514.7	527.3
Other current financial assets	289.2	636.3
Accounts receivable (1)	451	402.1
Inventories	993.1	1,003.80
Other	87.1	112.9
Total non-current assets	1,883.6	1,961.5

Other non-current financial assets	14.1	0.5
Investments in related parties	133.1	79.3
Property, plant and equipment	1,532.70	1,683.60
Other non-current assets	203.6	198.1
Total Assets	4,218.60	4,643.80

Total current liabilities	580.3	702.9

Other current financial liabilities	179.1	402
Other	401.2	300.9
Total non-current liabilities	1,331.00	1,540.50

Other non-current financial liabilities	1,093.40	1,290.20
Other	237.6	250.3
Equity before minority interest	2,246.10	2,339.80

Minority interest	61.2	60.6

Total Equity	2,307.30	2,400.40

Total Liabilities and Equity	4,218.60	4,643.80

Liquidity (2)	4.0	3.8

(1) Trade and other receivables, current + Trade receivables due from related parties, current

(2) Current assets / Current liabilities

10) FINANCIAL REPORTS

1.1	Analysis of the Consolidated Statement of Financial Position

As of December 31, 2016, the Company’s total assets amount to MUS$4,218.6, representing a decrease of approximately 9% compared to MUS$4,643.8 obtained as of December 31, 2015. Such difference between both periods is mainly the result of the variance in the following captions:

Current assets decrease by approximately 13%, from MUS$2,682.3 recorded at the end of the prior year to MUS$2,335.1 in the current period.

•	Cash and cash equivalents decreased by MUS$12.6 (2%) closing as of December 31, 2016 amounting to MUS$514.7. The detail of this caption is disclosed in Note 7.
•	Other current financial assets decreased by MUS$347.1 (55%) closing at December 31, 2016 amounting to MUS$289.2. The detail of the caption is disclosed in Note 10.
•	Accounts receivable increased by MUS$48.9 (12%) closing at December 31, 2016 amounting to MUS$451.0. The detail of this caption is disclosed in Note 10.
•	Current inventories decreased by MUS$10.7 (1%) closing at December 31, 2016 amounting to MUS$993.8. The detail of this caption is disclosed in Note 8.

Non-current assets decreased by approximately 4%, from MUS$1,961.5 recorded at the end of prior year, to MUS$1,883.6 for the current quarter.

•	Property, plant and equipment decreased by MUS$150.9 (9%), closing at December 31, 2016 amounting to MUS$1,532.7. The detail of this caption is disclosed in Note 14.

As of December 31, 2016, the Company’s total liabilities amount to MUS$1,911.3, representing a decrease of approximately 15% compared to MUS$2,243.4 recorded at December 31, 2015. Such difference is mainly generated by changes in the following captions:

Current liabilities decreased by approximately 17%, from MUS$702.9 recorded at the end of December of the prior year to MUS$580.3 for the current quarter.

•	Other current financial liabilities decreased by MUS$222.9 (55%) closing at December 31, 2016 amounting to MUS$179.1. The detail of this caption is disclosed in Note 10.
•	Other current non-financial liabilities increased by MUS$100.3 (33%) closing at December 31, 2016 amounting to MUS$401.2. The detail of this caption is disclosed in Note 18.

Non-current liabilities decreased by approximately 14%, from MUS$1,540.3 recorded at the end of the prior year, to MUS$1,331.0 for the current quarter.

•	Other non-current financial liabilities decreased by MUS$196.8 (15%) closing at December 31, 2016 amounting to MUS$1,093.4.

10) FINANCIAL REPORTS

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and Subsidiaries have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the comprehensive, explicit and unreserved adoption of International Financial Reporting Standards as issued by the International Accounting Standard Board (IASB). Should there be any discrepancies between IFRS and the instructions issued by the Chilean Superintendence of Securities and Insurance (SVS) the latter shall prevail.

These consolidated financial statements fairly reflect the Company’s equity and financial position and the results of its operations, changes in in the statement of income and expenses recognized and cash flows, which have occurred in the year then ended.

The valuation of the main assets and liabilities has been performed as follows:

Inventories: The Company states inventories for the lower of cost and net realizable value. The cost price of finished products and products in progress includes the direct cost of materials and, when applicable, labor costs, indirect costs incurred to transform raw materials into finished products, and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is weighted average cost.

Commercial discounts, rebates obtained, and other similar entries are deducted in the determination of the acquisition price.

The net realizable value represents the estimate of the sales price, less all finishing estimated costs and costs which will be incurred in commercialization, sales, and distribution processes.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year, recording an estimate with a charge to income when these are overstated. When a situation arises whereby the circumstances, which previously caused the rebate to cease to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances or prices of main raw materials, the estimate made previously is modified.

The valuation of obsolete, impaired or slow-moving products relates to their net estimated, net realizable value.

The provisions for technical specification on the Company’s inventories have been made based on a technical study covering different variables affecting products in stock (density, moist, among others).

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the annual average price method.

Property, plant and equipment: Tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation and impairment losses that they have experienced.

10) FINANCIAL REPORTS

1.2	Consolidated Statement of Comprehensive Income

Statement of Income
(in millions of U.S. dollars)	Fourth Quarter		Accumulated at December 31,

	2016	2015	2016	2015

Revenue	553.8	411.3	1,939.3	1,728.3

Specialty plant nutrition (1)	136.8	149.9	623.9	652.3

Iodine and derivatives	56.1	63.3	231.1	262.6
Lithium and derivatives	176.8	63.0	514.6	223.0
Industrial chemicals	60.8	18.2	104.1	97.6
Potassium chloride & potassium sulfate	107.3	96.8	403.3	430.6
Other revenue	16.1	20.1	62.2	62.3

Cost of sales	(289.4)	(222.5)	(1,089.9)	(917.3)

Depreciation and amortization (2)	(59.6)	(70.9)	(238.4)	(268.3)

Gross margin	204.8	118.0	611.0	542.7

Administrative expenses	(25.8)	(22.9)	(88.4)	(86.8)
Finance costs	(12.3)	(17.8)	(57.5)	(69.9)
Finance income	2.6	3.0	10.5	11.6
Foreign currency translation differences	1.0	(2.5)	0.5	(12.4)
Other	(36.0)	(11.9)	(61.2)	(84.2)

Profit (loss) before taxes	134.4	65.8	414.9	301.1

Income tax	(51.8)	(19.2)	(133.0)	(83.8)

Profit before minority interest	82.5	46.6	281.9	217.3

Minority interest	(1.7)	(2.0)	(3.6)	(4.2)

Profit for the year	80.9	44.6	278.3	213.2
Earnings per share (US$)	0.31	0.17	1.06	0.81

(1) Includes other specialty plant nutrition

(2) Does not include the depreciation associated with the stopping of the train (US$32.8), recognized under "Other".

10) FINANCIAL REPORTS

1.2.1 Analysis by business area and market variances

Specialty plant nutrition

Revenue from our line of business specialty plant nutrition for the twelve months ended December 31, 2016 amounted to US$623.9 million, which is lower than the US$652.3 million recognized for the same period of 2016.

During the fourth quarter of, revenue amounted to US$136.8 million, which is lower than the amount of US$149.9 million reported in the fourth quarter of 2015.

For this line of business, sales volumes during 2016 increased by a slight 1% compared to 2015. Average prices during 2016 decreased by approximately 5.4% compared to the prices recorded in the prior year.

We expect to note ongoing growth in the water soluble market of approximately 5% and are well positioned to satisfy this growing demand. We continue to be confident in the future of potassium nitrate and specialty plant nutrition fertilizer markets and will continue to invest in developing and expanding such market.

The gross margin for the specialty plant nutrition segment represented approximately 24% of the consolidated gross margin of AQM for the twelve months ended December 31, 2016.

Iodine and derivatives

Revenue from the sales of iodine and derivatives during the twelve month-period ended December 31, 2016 amounted to US$231.1 million, reflecting a decrease of 12.0% compared to US$262.6 million reported for the twelve-month period ended December 31, 2015.

Revenue from iodine and derivatives for the fourth quarter of 2016 amounted to US$56.1 million, representing a decrease of 11.4% compared to the US$63.3 million recorded in the fourth quarter of 2015.

The decrease in revenues from iodine was the result of a decrease in prices. During 2016, we continued to note a downward trend for the price of iodine; average prices amounted to approximately US$23/kilogram, which is a decrease of approximately 19% compared to the average prices noted during 2015. During the last quarter of 2016, average prices decreased to a little less than US$21/kilogram. Over the last few months, we have noted price stabilization and feel cautiously optimistic that prices might not experience further impairment during 2017. However, we expect our average price in 2017 to be lower than the average price noted during 2016.

Our sales volumes during 2016 totaled 10,200 MT, approximately 9% more than the sales volume noted during 2015. We believe the global demand of iodine slightly increased in 2016. We expect to increase again our market share in 2017. In line with our strategy for iodine, our greater sales volumes allowed us to increase our market share to almost 29% in 2016. Through the present date, we have effective capacity of 10,000 MT/year where 9,000 MT come from our most efficient plant in Nueva Victoria.

The gross margin for the iodine and derivatives segment represented approximately 7% of SQM’s consolidated gross margin for the twelve months ended December 31, 2016.

Lithium and derivatives

Revenues from lithium and its derivatives totaled US$514.6 million for the twelve-month period ended December 31, 2016, reflecting an increase of 130.8% compared to the amount of US$223.0 million reported for the same period of 2015.

10) FINANCIAL REPORTS

Revenues from the sales of lithium and by product during the fourth quarter of 2016 increased by 180.8% compared to those of the fourth quarter of 2015. Total revenues amounted to US$176.8 million during the fourth quarter of 2016 compared to those US$63.0 million recorded in the fourth quarter of 2015.

The lithium market exceeded the expectations during 2016 where growth in demand was sound and we estimate that it was close to 14%. The supply did not maintain its pace and accordingly, market prices reflected historical increases. At the same time, we noted delays in certain lithium projects resulting in stress in the market and significant pressure on market ´prices during 2016.

The trend for prices, together we higher sales volume, had an impact on our revenues for 2016. In line with our expectations, our sales volumes increased by 28% during 2016 compared to 2015 amounting to 49,700 MT. Average prices for this line of business increased significantly by 80% compared to average prices noted during 2015.

New offer and date of entry of new projects will be significant for the determination of the prices of lithium during 2017. We anticipate that a new supply will enter the market during the second half of 2017. Sales volumes for the line of business in 2016 should be similar than those noted during 2016. However, we expect that our mix of products changes leading to greater sales volumes for lithium hydroxide in 2017. We believe lithium hydroxide is increasingly becoming the preferred product used for the production related to batteries for electric vehicles and we expect demand growth for lithium hydroxide to exceed demand growth for lithium carbonate over the next few years.

The gross margin for the lithium and derivatives segment represented approximately 55% of SQM’s consolidated gross margin for the twelve months ended December 31, 2016.

Potassium: Potassium chloride and potassium sulfate

Revenues from potassium chloride and potassium sulfate sales for the twelve-month period ended December 31, 2016 totaled US$403.3 million, which represents a decrease of 6.3% compared to the same period of 2015, when revenues amounted to US$430.6 million.

Revenues from sales of potassium chloride and potassium sulfate increased by 10.8% in the fourth quarter of 2016, amounting to US$107.3 million, compared to those US$96.8 million recorded during the fourth quarter of 2015.

Revenues from the line of business of potassium chloride and potassium sulfate were impacted by the prices of potassium chloride. Average prices of the line of business of potassium chloride and potassium sulfate decreased by approximately 24% during 2016 compared to 2015, amounting to US$263/MT. Previously, we informed that average prices slightly recovered at the end of 2016 and average prices for the fourth quarter were approximately 6% higher than the average prices reported during the fourth quarter of 2016.

It has been estimated that in 2017, the global demand for potassium may increase by 2 million of additional tons. We will increase the clarity as to the situation in the potassium chloride market upon termination of contracts between the most significant producers and China, which should occur within the next few months. Through the present date, we estimate that average prices in 2017 will be lower than average prices recorded in 2016. We believe we could note a decrease in the production of potassium chloride in 2017, and sales volumes for potassium chloride, which increased by more than 24% in 2016 compared to 2015, could decrease in the future. Sales volumes noted in 2016 compared to 2015 allowed us to go back to the sales volumes noted in 2014.

10) FINANCIAL REPORTS

The gross margin for the potassium chloride and potassium sulfate segment represented approximately 7% of SQM’s consolidated gross margin for the twelve months ended December 31, 2016.

Industrial chemicals

Sales revenues of industrial chemicals for the twelve-month period ended December 31, 2016 amounted to US$104.1 million, representing an increase of 6.8% compared to the US$97.6 million recorded during the same period of 2015.

Revenues for the fourth quarter of 2016 totaled US$60.8 million, representing an increase of 233.6% compared to the figures of revenues for the fourth quarter of 2015, which amounted to US$18.2 million.

Revenues for the line of business of industrial chemicals increased as a result of the greater sales volumes and greater average prices. Such increased sales volumes related to an increase in solar salts, which amounted to almost 60,000 MT this year, which exceeded our most recent estimations. Prices during 2016 remained stable compared to 2015.

The gross margin for the industrial chemicals segment represented approximately 6% of SQM’s consolidated gross margin for the twelve months ended December 31, 2016.

Other commodity fertilizers and other revenues

Revenue from other commodity fertilizers and other revenues amounted to US$62.2 million for the twelve months ended December 31, 2016, representing a decrease compared to the US$62.3 million for the twelve months ended December 31, 2015.

Financial Information

Capital investments

During 2016, capital expenditure amounted to approximately US$131 million and most of such expenditure related to maintenance and the beginning of certain projects related to the production of nitrates and lithium hydroxide. In addition to such expenditure, we also invested US$25 million in Minera Exar S.A. and US$20 million in Elemental Minerals (currently Kore Potash Limited).

During 2017, we expect that capital expenditure amount to approximately US$170 million. In addition to maintenance, we will invest in the construction of a new lithium hydroxide plant and the expansion of our capacity for the production of potassium nitrate.

During 2017, we also expect to invest approximately US$100 million in the development of a new lithium project, Caucharí-Olaroz in Argentina. We have made progress in the project’s engineering and design, including the hydrological model and are confident that we will commence the construction as foreseen during the first half of 2017.

Administrative expenses

Administrative expenses totaled US$88.4 million (4.6% of revenue) for the twelve months ended December 31, 2016, compared to the US$86.8 million (5.0% of revenue) reported for the twelve months ended December 31, 2015.

10) FINANCIAL REPORTS

Net finance costs

Net finance costs for the twelve months ended December 31, 2016 amounted to US$46.9 million, compared to the US$58.3 million reported for the twelve months ended December 31, 2015.

Income tax expense

Income tax expense amounted to US$133.0 million for the twelve-month period ended December 31. 2016, representing an effective tax rate of 32.0%, compared to income tax expense of US$83.8 million during the twelve-month period ended December 31, 2015. The corporate income tax rate in Chile was 24.0% for 2016 and 22.5% for 2015.

Other

The EBITDA margin was approximately 39.2% for the twelve-month period ended December 31, 2016. The EBITDA margin for the twelve-month period ended December 31, 2015 was approximately 41.9%. The EBITDA margin for the fourth quarter of 2016 was approximately 43.1%.

10) FINANCIAL REPORTS

2. Financial ratios

Liquidity ratios		12-31-2016	12-31-2015
Current liquidity	Times	4.02	3.84	Current assets Current liabilities
Acid test	Times	2.31	2.41	(Current assets – Inventories) Current liabilities

Indebtedness ratios		12-31-2016	12-31-2015
Indebtedness ratio	%	85	96	Liabilities Equity attributable to owners of the Parent
Short-term debt to total debt ratio	%	30.4	31.3	Current liabilities Total debt
Long-term debt to total debt ratio	%	69.6	68.7	Non-current liabilities Total debt

Activity ratios		12-31-2016	12-31-2015
Total assets	MUS$	4,219	4,644
Inventory turnover	Times	1.34	1.18	Cost of sales LTM Inventories
Inventory permanence	Days	269	305	360 days Inventory turnover

Profitability ratios		12-31-2016	12-31-2015
Earnings per share	Times	1.07	0.83	Net profit (loss) LTM Shares subscribed
Return on equity	%	12.2	9.1	Net profit (loss) LTM Equity
Return on assets	%	16.0	13.4	Net profit (loss) LTM Assets

10) FINANCIAL REPORTS

2.1 Analysis of Financial Indicators

Liquidity:

•	Current liquidity: This increase can be explained by the ratio because although there was a decrease in current assets (13%), there was also a decrease in current liabilities (17%), resulting in an improved result ratio. The main variance in assets ref, for further details see Note 10.1. For liabilities, the most significant change was kin financial liabilities, which decrease by approximately 55.4%. For further details, see Note 10.4
•	Acid test: Despite a decrease between both years, the proportional amount it represents in current assets increased by approximately 5%, which is reflected in a lower amount acid test ratio, for further details see Note 8.

Indebtedness:

•	Indebtedness ratio: this decrease may be explained because although both balance items were reduced, the proportional amount in which total liabilities were reduced was greater, resulting in a greater ratio, which means that for each U.S. dollar contributed by the owners a lower amount of debt was assumed compared to the prior year. The main variance in liabilities was noted in financial liabilities both current and non-current, which decreased by approximately MUS$400, for further details see Note 10.4. For equity, the largest reduction was noted in Retained earnings (losses) which decreased by an amount greater than profit for the year generating lower total equity.
•	Proportional amount of debt: Although both short-term and long-term debt were reduced, the latter was reduced by a larger percentage resulting in variances in proportional debt ratios. However, they maintained levels close to those recorded in the prior year. For further details, please see Note 10.4.

Activities:

•	Inventory turnover and permanence: We note an increase in inventory turnover mainly due to the increase in sales, which is linked to a higher cost of sales and a reduction in inventories (Note 8). Because of such increase, we also note a reduction in inventory permanence of 36 days, as both ratios are inversely proportional.

Profitability:

•	Earnings per share: recording the same number of shares, because of an increase in profit for the period, an increase is generated in this ratio. For further details, please, see the statement of income.
•	ROE: The increase in this ratio was due to an increase in profit for the period and a decrease in equity. The main reasons for such fluctuations are explained in the preceding ratios.
•	ROA: The increase in such ratio was due to an increase in profit for the period and a decrease in equity. The main reasons for such fluctuations are explained in the preceding ratios.

10) FINANCIAL REPORTS

3. Analysis of the Statement of Cash Flows

The detail of the main components of cash flows as of December 31, 2016 and 2015 is as follows:

Statement of cash flows	12/31/2016 ThUS$	12/31/2015 ThUS$

Net cash flows from (used in) operating activities	640,119	427,317
Net cash flows from (used in) investing activities	155,929	(69,805)
Net cash flows from (used in) financing activities	(816,410)	(180,343)
Effects of changes in exchange rates on cash and cash equivalents	7,772	(4,476)
Cash and cash equivalents at the beginning of the period	527,259	354,566

Cash and cash equivalents at the end of the period	514,669	527,259

4. Market risk analysis

Interest rate: As of December 31, 2016, the Company’s financial liabilities, current and non-current that accrue interest amount to MUS$1,340.5 and include the following types of financing:

i.	Bank borrowing bearing current interest in Chilean pesos for the amount equivalent to MUS$20 at fixed rate in U.S. dollars through a Cross Currency Swap of 1.13%.
ii.	Unsecured obligations bearing interest, current and non-current (considering principal owed only): a bond in U.S. dollars of MUS$300 considering a fixed interest rate of 3.625%, a bond in U.S. dollars of MUS$250 considering a fixed interest rate of 5.5%, a bond in U.S. dollars of MUS$250 considering a fixed interest rate of 4.375; a bond in UF for the amount equivalent to MUS$53.9 at fixed rate in U.S. dollars, through a Cross Currency Swap, of 5.84%; a bond in UF for the amount equivalent to MUS$191.6 at fixed rate in U.S. dollars, through a Cross Currency Swap, of 4.03%; a bond in UF for the amount equivalent to MUS$46.5 at fixed rate in U.S. dollars, through a Cross Currency Swap, of 2,9%; and a bond in UF for the amount equivalent to MUS$68.3 at fixed rate in U.S. dollars, through a Cross Currency Swap, of 3.56%.

Approximately 2% of financial obligations in U.S. dollars are at variable rate and consider risks inherent to international interest rates, in particular the LIBOR rate.

As of December 31, 2016, the Company recorded MUS$179.1 within other current financial liabilities and MUS$1,093.4 within other non-current financial liabilities.

10) FINANCIAL REPORTS

Exchange rate: SQM’s main economic environment operates in U.S. dollars. However, because of the Company’s internationalization, the Company operates in different countries which generate exposure to changes in exchange rates for the different currencies with respect to U.S. dollar. Accordingly, SQM has hedging contracts to mitigate the exposure generated by its main mismatches (assets net of liabilities) in currencies other than U.S. dollar against the variation in the exchange rate, updating such contracts on a weekly basis depending on the quantity of assets and liabilities necessary to hedge in currencies other than U.S. dollar.

To ensure the difference between its assets and liabilities, as of December 31, 2016, the Company had the following derivative contracts (as the sum of the absolute value of their notional values): MUS $63.5 in Chilean peso/U.S. dollar derivative contracts, MUS$35.4 in Euro/U.S. dollar derivative contracts, MUS$21.2 in South African rand/U.S. dollar and MUS$3.3 in other currencies.

In addition, the Company had MUS$30.95 in derivative contracts to hedge its investments in term deposits in Chilean pesos.

To hedge its expected net cash flows in Chilean pesos related to the businesses associated with the trading of fertilizers in Chile, the Company did not maintain any Chilean peso/U.S. dollar derivative contract as of December 31, 2016. To hedge its expected net cash flows in Euros the Company did not maintain any Euro/U.S. dollar derivative contracts as of December 31, 2016.

Commodity prices: The main commodities the Company uses are oil (petroleum) as fuel and in all its forms. Currently, the Company has no hedging contracts hedging international changes in prices. However, the Company has long-term contracts for energy supply.

As indicated in the Company’s Annual Report, markets in which the Company operates are unpredictable, exposed to significant fluctuations in supply and demand, and price high volatility. Additionally, the supply of certain fertilizers or chemicals, including certain products which the Company trades, vary mainly depending on the production of top producers and their related business strategies. Accordingly, the Company cannot forecast with certainty changes in demand, responses from competitors or fluctuations in the final price of its products. These factors can lead to significant impacts on the Company’s product sales volumes, financial position and share price.

Note 4 of the Consolidated Financial Statements as of December 31, 2016 includes a detailed analysis of risks associated with the Company’s businesses.

10) FINANCIAL REPORTS

10) B) SUMMARY FINANCIAL STATEMENTS

The summary consolidated or individual financial statements of all companies mentioned in SVS General Rule No. 346, Section I, No. 2,1, Letter a,4,2 are provided below. The complete financial statements of such companies are available to the public in our offices and at the offices of the SVS.

SQM POTASIO S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Summary Consolidated Classified Statements of Financial Position

	As of December 31, 2016 ThUS$	As of December 31, 2015 ThUS$
Assets
Current assets
Cash and cash equivalents	65,633	81,569
Trade receivables due from related parties, current	605,444	454,442
Current inventories	190,206	201,129
Other current assets	69,708	78,637
Total current assets	930,991	815,777

Non-current assets
Property, plant and equipment	809,331	881,951
Other non-current assets	133,812	81,034
Total non-current assets	943,143	962,985
Total assets	1,874,134	1,778,762

Liabilities and Equity

Liabilities
Current liabilities
Other current financial liabilities	20,948	100,640
Trade payables due to related parties, current	559,566	343,300
Other current liabilities	139,469	75,194
Total current liabilities	719,983	519,134

Non-current liabilities
Deferred tax liabilities	196,449	202,735
Other non-current liabilities	2,402	1,842
Total non-current liabilities	198,851	204,577
Total liabilities	918,834	723,711

Equity
Equity attributable to owners of the Parent	835,841	902,886
Non-controlling interests	119,459	152,165
Total equity	955,300	1,055,051
Total liabilities and equity	1,874,134	1,778,762

10) FINANCIAL REPORTS

SQM POTASIO S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Summary Consolidated Statements of Income by Function

	January to december
	2016	2015
	ThUS$	ThUS$
Revenue	983,229	774,881
Cost of sales	(538,890)	(459,961)
Gross profit	444,339	314,920
Profit (loss) from operating activities	430,888	308,255
Profit (loss) before taxes	419,514	308,726
Income tax expense, continuing operations	(113,342)	(89,135)

Profit for the year	306,172	219,591
Profit attributable to
Owners of the Parent	252,321	184,315
Non-controlling interests	53,851	35,276
Profit for the year	306,172	219,591

Earnings per share
Common shares
Basic earnings per share (US$ per share)	2,001	1,4351
Basic earnings per share (US$ per share) from continuing operations	2,001	1,4351
Diluted common shares
Diluted earnings per share (US$ per share)	2,001	1,4351
Diluted earnings per share (US$ per share) from continuing operations	2,001	1,4351

Summary Consolidated Statements of Comprehensive Income

	January to december
	2016	2015
	ThUS$	ThUS$
Profit for the year	306,172	219,591
Other comprehensive income	67	213
Total comprehensive income	306,239	219,804
Comprehensive income attributable to
Owners of the Parent	250,799	184,504
Non-controlling interests	55,440	35,270
Total comprehensive income	306,239	219,804

10) FINANCIAL REPORTS

SQM POTASIO S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Summary Consolidated Statements of Cash Flows

	12/31/2016	12/31/2015
	ThUS$	ThUS$
Net cash generated from (used in) operating activities	555,237	466,118
Net cash generated from (used in) investing activities	(84,454)	(45,841)
Net cash generated from (used in) financing activities	(487,564)	(468,286)
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	(16,781)	(48,009)
Effects of exchange rate fluctuations on cash held	845	(1,305)
Net (decrease) increase in cash and cash equivalents	(15,936)	(49,314)
Cash and cash equivalents at beginning of period	81,569	130,883
Cash and cash equivalents at end of period	65,633	81,569

10) FINANCIAL REPORTS

SQM POTASIO S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Summary Consolidated Statements of changes in Equity

2016	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	257,010	8,057	637,819	902,886	152,165	1,055,051
Profit for the year	-	-	252,322	252,332	53,851	306,173
Other comprehensive income	-	93	-	93	(26)	67
Comprehensive income	-	93	252,322	252,415	53,825	306,240
Dividends	-	-	(319,531)	(319,460)	(86,532)	(405,991)
Increase (decrease) due to transfers and other changes	-	71	(67,209)	(67,045)	(32,706)	(99,751)
Equity As of December 31, 2016	257,010	8,221	570,610	835,841	119,459	955,300

2015	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	257,010	7,838	812,519	1,077,367	175,901	1,253,268
Profit for the year	-	-	184,315	184,315	35,276	219,591
Other comprehensive income	-	219	-	219	(6)	213
Comprehensive income	-	219	184,315	184,534	35,270	219,804
Dividends	-	-	(359,015)	(359,015)	(59,006)	(418,021)
Increase (decrease) due to transfers and other changes	-	219	(174,700)	(174,481)	(23,736)	(198,217)
Equity As of December 31, 2015	257,010	8,057	637,819	902,886	152,165	1,055,051

10) FINANCIAL REPORTS

SQM POTASIO S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2016 and December 31, 2015, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of December 31, 2016 and December 31, 2015, the details of transactions with related parties are as follows:

Tax ID No,	Company	Nature	Country of origin	Transaction	12/31/2016	12/31/2015
					ThUS$	ThUS$
Extranjero	SQM Africa Pty. Ltd..	Other related parties	South Africa	Sale of products	28,932	43,309
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	1,343	1,153
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Dividends	402	286
Extranjero	SQM Ecuador S.A.	Other related parties	Ecuador	Sale of products	12,236	10,503
Extranjero	SQM Europe N.V.	Other related parties	Belgium	Sale of products	401,107	198,260
Extranjero	SQM Europe N.V.	Other related parties	Belgium	Services received	12	6
96.592.190-7	SQM Nitratos S.A.	Associate	Chile	Current account interest	914	749
96.592.190-7	SQM Nitratos S.A.	Associate	Chile	Services provided	2,088	-
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Sale of products	96,037	102,428
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Sale of fixed asset	47	6
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Current account interest	4,327	1,439
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Services received	1,821	2,086
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Services provided	1,821	5,155
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Dividends	319	-
93.007.000-9	SQM S.A.	Parent	Chile	Current account interest	1,359	230
93.007.000-9	SQM S.A.	Parent	Chile	Current account interest	18,218	4,702
93.007.000-9	SQM S.A.	Parent	Chile	Services provided	2,145	1,588
93.007.000-9	SQM S.A.	Parent	Chile	Services received	1,669	2,474
Extranjero	SQM North America Corp.	Other related parties	United States	Sale of products	64,116	81,479
79.768.170-9	Soquimich Comercial S.A.	Other related parties	Chile	Sale of products	16,620	28,030
Extranjero	Ajay No rth America	Associate	United States	Dividends	3,759	5,185
Extranjero	Kowa Company Ltd.	Other related parties	Japan	Sale of products	68,501	37,435
79.770.780-5	SIT S.A.	Other related parties	Chile	Current account interest	1,002	4,836
Extranjero	SQM Comercial de México S.A. de C.V.	Other related parties	México	Sale of products	36,629	48,459
Extranjero	SQM Iberian S.A.	Other related parties	Spain	Sale of products	28,438	22,962

10) FINANCIAL REPORTS

SQM POTASIO S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Tax ID No,	Company	Nature	Country of origin	Transaction	12/31/2016	12/31/2015
					ThUS$	ThUS$
Extranjero	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	9,653	21,030
Extranjero	Sichuan SQM Migao Chemical	Other related parties	China	Sale of products	-	19,355
Extranjero	SQM Vitas Perú S,A,C,	Other related parties	Perú	Sale of products	8,278	17,522
Extranjero	Charlle SQM Thailandia	Other related parties	Thailand	Sale of products	143	308
Extranjero	SQM Thailand Limited	Other related parties	Thailand	Sale of products	4,417	4,871

Trade receivables due from related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	12/31/2016	12/31/2015
					ThUS$	ThUS$
Foreign	Nitratos Naturais Do Chile Ltda.	Other related parties	Brazil	US$	2,358	2,358
Foreign	RS Agro Chemical Trading Corporation A.V.V.	Other related parties	Aruba	US$	8	-
Extranjero	Soquimich European Holding B.V.	Other related parties	Dutch Antille	US$	63,770	78,637
79.770.780-5	Serv. Integrales de Tránsito y Transf. S.A.	Associate	Chile	US$	117	-
Foreign	SQM Thailand Limited	Other related parties	Tailandia	US$	5,730	6,310
Foreign	SQM Africa Pty Ltd.	Other related parties	South Africa	US$	32,506	40,625
Foreign	SQM Corporation N.V	Other related parties	Dutch Antille	US$	3,568	3,539
Foreign	SQM Ecuador S.A.	Other related parties	Ecuador	US$	12,979	10,503
Foreign	SQM Europe N.V.	Other related parties	Belgium	US$	168,526	86,328
Foreign	SQM Iberian S.A.	Other related parties	Spain	US$	25,271	11,645
79.947.100-0	SQM Industrial S.A	Matriz Común	Chile	US$	104,468	49,325
96.592.190-7	SQM Nitratos S.A.	Associate	Chile	US$	19,587	16,185
Foreign	SQM North America Corp.	Associate	United States	US$	96,832	65,280
Foreign	SQM Perú S.A.	Other related parties	Perú	US$	1,080	1,080
79.768.170-9	Soquimich Comercial S.A.	Other related parties	Chile	US$	6,996	10,225
Foreign	SQM Comercial de México S.A. de C.V.	Other related parties	México	US$	14,226	20,967
Foreign	Kowa Company Ltd.	Other related parties	Japan	US$	25,716	17,336
Foreign	Ajay North America	Other related parties	United States	US$	23	23
Foreign	Charlee SQM Thailand Co.Ltd	Other related parties	Thailand	US$	-	305
77.557.430-5	Sales de Magnesio Ltda	Associate	Chile	US$	-	352
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Other related parties	China	US$	12,912	12,794
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	US$	3,946	11,456
Foreign	SQM Vitas Fzco	Other related parties	United Arab Emirates	US$	65	65
Foreign	SQM Vitas Perú S.A.C	Other related parties	Perú	US$	4,005	8,250
93.007.000-9	SQM S.A.	Parent	Chile	US$	755	854
Total as of to date					605,444	454,442

10) FINANCIAL REPORTS

SQM POTASIO S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Trade payables due to related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	12/31/2016	12/31/2015
					ThUS$	ThUS$
Foreign	RS Agro Chemical Tranding	Associate	Aruba	US$	5,168	5,188
79.770.780-5	SIT S.A.	Associate	Chile	US$	31,164	13,496
Foreign	SQM(beijing) Commercial Co..Ltd.	Other related parties	China	US$	991	1,718
Foreign	SQM Europe N.V.	Other related parties	Belgium	US$	36	-
79.947.100-0	SQM Industrial S.A.	Matriz Común	Chile	US$	14,501	-
Foreign	Charlee SQM(thailand) Co	Other related parties	Thailand	US$	23	-
93.007.000-9	SQM S.A.	Matriz	Chile	US$	507,683	322,898
Total as of to date					559,566	343,300

10) FINANCIAL REPORTS

SQM POTASIO S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Summary Consolidated Classified Statements of Financial

	As of December 31, 2016 ThUS$	As of December 31, 2015 ThUS$
Assets

Current assets
Cash and cash equivalents	179,427	187,718
Trade receivables due from related parties, current	315,842	265,134
Current inventories	1,044,201	1,017,417
Other current assets	172,784	130,998
Total current assets	1,712,254	1,601,267

Non-current assets
Investments in associates	75,632	68,101
Property, plant and equipment	498,565	549,254
Other non-current assets	28,722	31,705
Total non-current assets	602,919	649,060
Total assets	2,315,173	2,250,327

Liabilities and Equity

Liabilities
Current liabilities
Trade payables due to related parties, current	1,117,980	1,037,251
Other current liabilities	172,070	163,177
Total current liabilities	1,290,050	1,200,428

Non-current liabilities
Deferred tax liabilities	64,935	64,565
Other non-current liabilities	23,629	21,252
Total non-current liabilities	88,564	85,817
Total liabilities	1,378,614	1,286,245

Equity
Equity attributable to owners of the Parent	890,930	907,559
Non-controlling interests	45,629	56,523
Total equity	936,559	964,082
Total liabilities and equity	2,315,173	2,250,327

10) FINANCIAL REPORTS

SQM POTASIO S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Summary Consolidated Statements of Income by Function

	January to December
	2016	2015
	ThUS$	ThUS$
Revenue	1,748,595	1,636,597
Cost of sales	(1,602,817)	(1,506,618)
Gross profit	145,778	129,979
Profit (loss) from operating activities	55,461	24,785
Profit (loss) before taxes	25,203	20,501
Income tax expense, continuing operations	(16,766)	(3,923)

Profit for the year	8,437	16,578
Profit attributable to
Owners of the Parent	17,261	19,144
Non-controlling interests	(8,824)	(2,566)
Profit for the year	8,437	16,578

	January to December
	2016	2015
	US$	US$
Earnings per share
Common shares
Basic earnings per share (US$ per share)	0,0241	0,0268
Basic earnings per share (US$ per share) from continuing operations	0,0241	0,0268
Diluted common shares
Diluted earnings per share (US$ per share)	0,0241	0,0268
Diluted earnings per share (US$ per share) from continuing operations	0,0241	0,0268

10) FINANCIAL REPORTS

SQM POTASIO S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Summary Consolidated Statements of comprehensive income

	January to December
	2016	2015
	ThUS$	ThUS$

Profit for the year	8,437	16,578
Other comprehensive income	(2,855)	(8,935)
Resultado integral Total	5,582	7,643
Comprehensive income attributable to
Owners of the Parent	14,625	11,384
Non-controlling interests	(9,043)	(3,741)
Total comprehensive income	5,582	7,643

Summary Consolidated Statements of Cash Flows

	12/31/2016	12/31/2015
	ThUS$	ThUS$
Net cash generated from (used in) operating activities	119,153	202,648
Net cash generated from (used in) investing activities	(96,092)	(101,389)
Net cash generated from (used in) financing activities	(33,517)	(12,756)
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	(10,456)	88,503
Effects of exchange rate fluctuations on cash held	2,165	(774)
Net (decrease) increase in cash and cash equivalents	(8,291)	87,729
Cash and cash equivalents at beginning of period	187,718	99,989
Cash and cash equivalents at end of period	179,427	187,718

10) FINANCIAL REPORTS

SQM POTASIO S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Summary Consolidated Statements of Changes in Equity

2016	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	715,066	(10,872)	203,365	907,559	56,523	964,082
Profit for the year)	-	-	17,261	17,261	(8,824)	8,437
Other comprehensive income	-	(2,636)	-	(2,636)	(219)	(2,855)
Comprehensive income	-	(2,636)	17,261	14,625	(9,043)	5,582
Dividends	-	-	(33,517)	(33,517)	(1,851)	(35,368)
Increase (decrease) due to transfers and other changes	-	6,364	(4,101)	2,263	-	2,263
Increase (decrease) in equity	-	3,728	(20,357)	(16,629)	(10,894)	(27,523)
Equity as of December 31, 2016	715,066	(7,144)	183,008	890,930	45,629	936,559

2015	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	715,066	(3,112)	194,595	906,549	61,567	968,116
Profit for the year)	-	-	19,144	19,144	(2,566)	16,578
Other comprehensive income	-	(7,760)	-	(7,760)	(1,175)	(8,935)
Comprehensive income	-	(7,760)	19,144	11,384	(3,741)	7,643
Dividends	-	-	(10,374)	(10,374)	(1,303)	(11,677)
Increase (decrease) in equity	-	(7,760)	8,770	1,010	(5,044)	(4,034)
Equity as of December 31, 2015	715,066	(10,872)	203,365	907,559	56,523	964,082

10) FINANCIAL REPORTS

SQM POTASIO S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Balances and transactions with related parties

Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended December 31, 2016, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

Detailed identification of the link between the Parent and subsidiary

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2016 and December 31, 2015, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of December 31, 2016 and December 31, 2015, the details of transactions with related parties are as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2016	12/31/2015
					ThUS$	ThUS$
96.592.190-7	SQM Nitratos S.A.	Common parent	Chile	Sale of services	-	6,577
96.592.190-7	SQM Nitratos S.A.	Common parent	Chile	Purchase products	96,235	146,731
96.592.190-7	SQM Nitratos S.A.	Common parent	Chile	Purchase fixed asset	-	1,368
96.592.190-7	SQM Nitratos S.A.	Common parent	Chile	Sale of fixed assets	75	251
96.592.190-7	SQM Nitratos S.A.	Common parent	Chile	Current account interest	26,530	31,172
96.592.190-7	SQM Nitratos S.A.	Common parent	Chile	Current account interest	598	2,857
93.007.000-9	SQM S.A.	Parent	Chile	Sale of solutions	100,830	143,233
93.007.000-9	SQM S.A.	Parent	Chile	Current account interest	4,264	31,171
93.007.000-9	SQM S.A.	Parent	Chile	Current account interest	3,256	15,963
93.007.000-9	SQM S.A.	Parent	Chile	Sale of services	142	585
93.007.000-9	SQM S.A.	Parent	Chile	Rental payments received	-	241
93.007.000-9	SQM S.A.	Parent	Chile	Purchase fixed asset	526	2,081
93.007.000-9	SQM S.A.	Parent	Chile	Sale of fixed assets	554	1,036
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Sale of product	218	216
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Sale of services	16,224	710
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Rental payments received	-	216
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Purchase fixed asset	-	1,665
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Sale of fixed assets	-	933
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Current account interest	3,218	1,146
79.626.800-K	SQM Salar S.A.	Common parent	Chile	Current account interest	1,007	4,841

10) FINANCIAL REPORTS

SQM POTASIO S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2016	12/31/2015
					ThUS$	ThUS$
Foreign	Royal Seed Trading Corporation A.V.V.	Other related parties	Aruba	Current account interest	-	923
Foreign	SQM Investment Corporation N.V	Other related parties	Dutch Antilles	Current account interest	-	679
Foreign	Ajay Europe SARL	Associate	France	Sale of products	-	23,545
Foreign	Ajay Europe SARL	Associate	France	Dividends	-	1,748
Foreign	Abu Dhabi Fertilizer Industries WWL.	Associate	United Arab Emirates	Sale of products	-	7,901
Foreign	Ajay North America LLC	Other related parties	United States	Sale of products	-	15,618
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Sale of products	-	17,842
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	-	7,348
96.651.060-9	SQM Potasio S.A.	Common parent	Chile	Current account interest	1,108	298
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Sale of products	1,699	5,249
Foreign	SQM Japon Co. Ltd.	Other related parties	Japan	Sale of products	348	617
Foreign	Coromandel SQM	Joint venture	India	Sale of products	197	4,012
Foreign	Sichuan SQM Migao Chemical Fertiliezers Co Ltda.	Joint venture	China	Sale of products	9,950	3,270
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	Sale of products	8,033	10,989
Foreign	SQM Vitas Fzco.	Joint venture	Arab Emirates	Sale of products	-	1,060
Foreign	SQM Vitas Perú S.A.C.	Joint venture	Perú	Sale of products	13,708	17,064
Foreign	SQM Vitas Southem Africa Pty	Joint venture	South Africa	Sale of products	-	2,187
Foreign	SQM Vitas Spain	Joint venture	Spain	Sale of products	-	8,587

10) FINANCIAL REPORTS

SQM POTASIO S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Trade receivables due from related parties, current:

Tax ID N°	Company	Nature	Country of origin	Currency	12/31/2016	12/31/2015
					ThUS$	ThUS$
79.876.080-7	Adepo Ltda	Other related parties	Chile	Ch$	1	1
Extranjero	Comercial Caiman Int. S.A.	Other related parties	Panama	US$	799	799
76.425.380-9	Exploraciones Mineras S.A..	Other related parties	Chile	US$	35	33
76.359.919-1	Orcoma Estudio Spa	Other related parties	Chile	US$	-	1
Extranjero	SQm Japan K.K.	Other related parties	Japan	US$	201	75
Extranjero	Soquimich SRL Argentina	Subsidiary	Argentina	US$	158	159
79.049.778-9	Callegari Agrícola S.A.	Jointly controlled entity	Chile	Ch$	41	52
Extranjero	Kowa Company Ltd.	Jointly controlled entity	Japan	US$	2,960	1,127
96.511.530-7	Soc. Inv P. Calichera S.A.	Jointly controlled entity	Chile	US$	6	6
Extranjero	Abu Dhabi Fertilizer Ind	Other related parties	United Arab Emirates	US$	764	772
Extranjero	Ajay Europe SARL	Other related parties	France	US$	3,678	2,827
Extranjero	Ajay North América llc	Other related parties	United States	US$	1,529	1,808
Extranjero	Charlee SQM Thailand Co.	Other related parties	Thailand	Bath Tailandés	1,338	2,032
Extranjero	Doktor Tarsa	Other related parties	Turkey	US$	-	9,314
77.557.430-5	Sales de Magnesio Ltda.	Other related parties	Chile	US$	-	25
Extranjero	Coromandel SQM India	Joint venture	India	Rupia India	1,177	751
Extranjero	SQM Star Qingdao Corp Nutrition Co.. Ltd	Joint venture	China	US$	48	52
Extranjero	SQM Migao Sichuan Fertilizer	Joint venture	China	US$	11,635	8,670
Extranjero	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	5,634	7,699
Extranjero	SQM Vitas Fzco.	Joint venture	United Arab Emirates	US$	31	-
Extranjero	SQM Vitas Perú S.A.C	Joint venture	Perú	US$	9,313	7,777
Extranjero	SQM Vitas Plantacote B.V	Negocio conjunto	Holanda	US$	91	-
Extranjero	SQM Vitas Spain (JV)	Joint venture	Spain	US$	-	566
93.007.000-9	SQM S.A.	Parent	Chile	US$	47,271	5,861
Total as of to date					86,710	50,407

10) FINANCIAL REPORTS

SQM POTASIO S.A. AND SUBSIDIARIES: SUMMARY FINANCIAL STATEMENTS

Trade payables due to related parties, current:

Tax ID No,	Company	Nature	Country of origin	Currency	12/31/2016	12/31/2015
					ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanaryi AS	Other related parties	Turkey	US$	8	-
Foreign	Royal Seed Trading Co.	Other related parties	Aruba	US$	15,498	30,239
Foreign	SQM Investment Co.	Other related parties	Dutch Antilles	US$	40,780	40,879
96.592.190-7	SQM Nitratos S.A.	Other related parties	Chile	US$	625,036	494,516
79.626.800-k	SQM Salar S.A.	Other related parties	Chile	US$	391,151	260,080
96.651.060-9	SQM Potasio S.A.	Common parent	Chile	Ch$	23,519	20,343
Foreign	SQMC Holding Corporation L.L.P.	Other related parties	United States	US$	21,980	21,136
96.592.180-k	Ajay SQM Chile S.A.	Other related parties	Chile	Ch$	8	-
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	-	316
Foreign	SQM Vitas Plantacote B.V.	Other related parties	Holland	Euro	-	184
93.007.000-9	SQM S.A.	Parent	Chile	US$	-	169,558
Total as of to date					1,117,980	1,037,251

10) FINANCIAL REPORTS

SQM NITRATOS S.A.: SUMMARY FINANCIAL STATEMENTS

Summary Classified Statements of Financial Position

Assets	As of December 31, 2016 ThUS$	As of December 31, 2015 ThUS$
Current assets
Trade receivables due from related parties, current	638,289	507,058
Other current assets	17,932	14,889
Total current assets	656,221	521,947

Non-current assets Property, plant and equipment	44,944	55,035
Other non-current assets	9,236	14,124
Total non-current assets	54,180	69,159
Total assets	710,401	591,106

Liabilities and Equity

Liabilities
Current liabilities
Trade payables due to related parties, current	632,591	518,068
Other current liabilities	12,019	13,834
Total current liabilities	644,610	531,902

Non-current liabilities
Deferred tax liabilities	5,791	7,781
Provisions for employee benefits, non-current	199	132
Total non-current liabilities	5,990	7,913
Total liabilities	650,600	539,815

Equity
Equity attributable to owners of the Parent	59,801	51,291
Non-controlling interests	-	-
Total equity	59,801	51,291
Total liabilities and equity	710,401	591,106

10) FINANCIAL REPORTS

SQM NITRATOS S.A.: SUMMARY FINANCIAL STATEMENTS

Summary Statements of Income by Function

	January to December
	2016	2015
	ThUS$	ThUS$
Revenue	96,235	146,731
Cost of sales	(79,384)	(123,282)
Gross profit	16,851	23,449
Profit (loss) from operating activities	16,581	(4,689)
Profit (loss) before taxes	16,598	(5,056)
Income tax expense, continuing operations	(4,421)	4,341
Profit for the year	12,177	(715)

	January to December
	2016	2015
	US$	US$
Earnings per share
Common shares
Basic earnings per share (US$ per share)	0,2657	0,0156
Basic earnings per share (US$ per share) from continuing operations	0,2657	0,0156
Diluted common shares
Diluted earnings per share (US$ per share)	0,2657	0,0156
Diluted earnings per share (US$ per share) from continuing operations	0,2657	0,0156

10) FINANCIAL REPORTS

SQM NITRATOS S.A.: SUMMARY FINANCIAL STATEMENTS

Summary Statements of Comprehensive Income

	2016	2015
	ThUS$	ThUS$

Profit for the year	12,177	(715)
Other comprehensive income	(14)	(24)
Total comprehensive income	12,163	(739)

Comprehensive income attributable to
Owners of the Parent	12,163	(739)
Non-controlling interests	-	-
Total comprehensive income	12,163	(739)

Summary Statements of Cash Flows

	12/31/2016	12/31/2015
	ThUS$	ThUS$
Net cash generated from (used in) operating activities	6,880	1,642
Net cash generated from (used in) investing activities	(6,850)	(1,621)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	30	21

Effects of exchange rate fluctuations on cash held	(22)	(20)
Net (decrease) increase in cash and cash equivalents	8	1
Cash and cash equivalents at beginning of period	75	74
Cash and cash equivalents at end of period	83	75

10) FINANCIAL REPORTS

SQM NITRATOS S.A.: SUMMARY FINANCIAL STATEMENTS

Summary Statements of Changes in Equity

2016	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	30,350	(24)	20,965	51,291	51,291
Profit for the year)	-	-	12,177	12,177	12,177
Other comprehensive income		(14)	-	(14)	(14)
Comprehensive income	-	(14)	12,177	12,163	12,163
Dividends	-	-	(3,653)	(3,653)	(3,653)
Incremento (disminución) en el patrimonio	-	(14)	8,524	8,510	8,510
Equity as of December 31, 2016	30,350	(38)	29,489	59,801	59,801

2015	Share capital	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	30,350	-	16,150	46,500	46,500
Profit for the year)	-	-	(715)	(715)	(715)
Other comprehensive income		(24)	-	(24)	(24)
Comprehensive income	-	(24)	(715)	(739)	(739)
Dividends	-	-	5,530	5,530	5,530
Equity as of December 31, 2015	30,350	(24)	20,965	51,291	51,291

10) FINANCIAL REPORTS

SQM NITRATOS S.A.: SUMMARY FINANCIAL STATEMENTS

Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended December 31, 2016, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

			Country of		12/31/2016	12/31/2015
Tax ID No	Company	Nature	origin	Transaction	ThUS$	ThUS$
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Sale of products	96,235	146,731
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Services received	-	76
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Current account interest	26,530	31,172
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Purchase fixed asset	75	251
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Sale of fixed assets	-	1,368
79.947.100-0	SQM Industrial S.A.	Common parent	Chile	Consulting services	3,894	4,269
93.007.000-9	SQM S.A.	Parent	Chile	Mining concession rental service	5,806	11,172
93.007.000-9	SQM S.A.	Parent	Chile	Services received	12	12
93.007.000-9	SQM S.A.	Parent	Chile	Current account interest	25,374	29,264
93.007.000-9	SQM S.A.	Parent	Chile	Consulting services	586	504
93.007.000-9	SQM S.A.	Parent	Chile	Dividends	3,670	-
79.770.780-5	Serv. Integrales de Tránsito y Transferencias S.A.	Other related parties	Chile	Services received	-	6,045
79.770.780-5	Serv. Integrales de Tránsito y Transferencias S.A.	Other related parties	Chile	Current account interest	598	2,857
79.626.800-K	SQM Salar S.A.	Other related parties	Chile	Current account interest	13	13
76.725.380-9	Exploraciones Mineras S.A.	Other related parties	Chile	Current account interest	16	16
79.906.120-1	Isapre Norte Grande Ltda.	Other related parties	Chile	Services received	4	219
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Other related parties	Chile	Services received	4	236
96.651.060-9	SQM Potasio S.A.	Common parent	Chile	Current account interest	885	720
96.651.060-9	SQM Potasio S.A.	Common parent	Chile	Services received	2,088	3,233

10) FINANCIAL REPORTS

SQM NITRATOS S.A.: SUMMARY FINANCIAL STATEMENTS

Trade receivables due from related parties. current:

RUT	Nombre	Naturaleza	País de origen	Moneda	12/31/2016 ThUS$	12/31/2015 ThUS$
79.947.100-0	SQM Industrial S.A.	Matriz común	Chile	US$	638,289	507,058
				Total as of to date	638.289	507,058

Trade payables due to related parties. current:

RUT	Nombre	Naturaleza	País de origen	Moneda	12/31/2016 ThUS$	12/31/2015 ThUS$
93.007.000-9	SQM S.A.	Matriz	Chile	US$	599,751	489,340
96.651.060-9	SQM Potasio S.A.	Other related parties	Chile	US$	18,941	15,571
79.770.780-5	SIT S.A.	Other related parties	Chile	US$	13,253	12,542
79.626.800-k	SQM Salar S.A.	Other related parties	Chile	US$	295	279
76.425.380-9	Exploraciones Mineras S.A.	Other related parties	Chile	US$	351	335
				Total as of to date	632,591	518,067

As of December 31, 2016 and December 31, 2015, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

10) FINANCIAL REPORTS

ORCOMA SPA: SUMMARY FINANCIAL STATEMENTS

Summary Classified Statements of Financial Position

	As of December 31. 2016 ThUS$	As of December 31. 2015 ThUS$
Assets

Non-current assets
Intangible assets other than goodwill	2,356	2,356
Other non-current assets	4	-
Total non-current assets	2,360	2,356
Total assets	2,360	2,356

	As of December 31. 2016 ThUS$	As of December 31. 2015 ThUS$
Liabilities and Equity

Liabilities
Current liabilities
Trade payables due to related parties. current	13	8
Total current liabilities	13	8

Equity
Share capital	2,358	2,358
Retained earnings	(11)	(10)
Total equity	2,347	2,348
Total liabilities and equity	2,360	2,356

Summary Statements of Income by Function

	January to December
	2016	2015
	ThUS$	ThUS$
Administrative expenses	(5)	(7)
Profit (loss) from operating activities	(5)	(7)

Profit for the year	(5)	(7)

10) FINANCIAL REPORTS

ORCOMA SPA: SUMMARY FINANCIAL STATEMENTS

Summary Statements of Changes in Equity

2016	Share capital	Retained earnings	Equity attributable to owners of the Parent	Total
	THUS$	THUS$	THUS$	THUS$
Equity at beginning of the year	2,358	(10)	2,348	2,348
Profit for the year)	-	(1)	(1)	(1)
Other comprehensive income	-	-	-	-
Comprehensive income	-	(1)	(1)	(1)

Equity as of December 31, 2016	2,358	(11)	2,347	2,347

2015	Share capital	Retained earnings	Equity attributable to owners of the Parent	Total
	THUS$	THUS$	THUS$	THUS$
Equity at beginning of the year	2,358	(3)	2,355	2,355
Profit for the year)	-	(7)	(7)	(7)
Other comprehensive income	-	-	-	-
Comprehensive income	-	(7)	(7)	(7)

Equity as of December 31, 2015	2,358	(10)	2,348	2,348

10) FINANCIAL REPORTS

ORCOMA SPA: SUMMARY FINANCIAL STATEMENTS

Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2016 and December 31, 2015, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of December 31, 2016 and December 31, 2015, the details of transactions with related parties are as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2016	12/31/2015
					ThUS$	ThUS$

93.007.000-9	SQM S.A.	Parent	Chile	Capital contribution	-	2,358
93.007.000-9	SQM S.A.	Parent	Chile	Municipal patent expenses	-	3

10) FINANCIAL REPORTS

RS AGRO CHEMICAL TRADING CORPORATION A.V.V.: SUMMARY FINANCIAL STATEMENTS

Summary Classified Statements of Financial Position

	As of December 31, 2016 ThUS$	As of December 31, 2015 MUS$
Assets
Current assets
Cash and cash equivalents	11	6
Trade receivables due from related parties. current	5,168	5,188
Total current assets	5,179	5,194
Total assets	5,179	5,194

	As of December 31. 2016 ThUS$	As of December 31. 2015 MUS$
Liabilities
Current liabilities
Trade payables due to related parties. current	8	-
Total current liabilities	8	-

Equity
Share capital	6	6
Retained earnings	5,165	5,188
Total equity	5,171	5,194
Total liabilities and equity	5,179	5,194

Summary Statements of Income by Function

	January to December
	2016	2015
	ThUS$	ThUS$

Profit (loss) from operating activities	(22)	(6)
Profit (loss) before taxes	(23)	(7)
Income tax expense. continuing operations	-	-
Profit (loss) from continuing operations	(23)	(7)

Profit for the year	(23)	(7)

10) FINANCIAL REPORTS

RS AGRO CHEMICAL TRADING CORPORATION A.V.V.: SUMMARY FINANCIAL STATEMENTS

	January to December
	2016	2015
	US$	US$
Earnings per share
Common shares	60	60
Basic earnings per share (US$ per share)	(0.38)	(0.12)

Basic earnings per share (US$ per share) from continuing operations	(0.38)	(0.12)

Diluted common shares
Diluted earnings per share (US$ per share)	(0.38)	(0.12)

Diluted earnings per share (US$ per share) from continuing operations	(0.38)	(0.12)

Summary Statements of Comprehensive Income

	January to December
	2016	2015
	ThUS$	ThUS$

Profit for the year	(23)	(7)
Total comprehensive income	(23)	(7)

Statements of cash flows

	31/12/2016 ThUS$	31/12/2015 ThUS$

Net cash generated from (used in) operating activities	5	(6)
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	5	(6)

Net (decrease) increase in cash and cash equivalents	5	(6)
Cash and cash equivalents at beginning of period	6	12
Cash and cash equivalents at end of period	11	6

10) FINANCIAL REPORTS

RS AGRO CHEMICAL TRADING CORPORATION A.V.V.: SUMMARY FINANCIAL STATEMENTS

Summary Statements of Changes in Equity

2016	Share capital	Retained earning	Total
	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	6	5,188	5,194

Profit for the year)	-	(23)	(23)

Comprehensive income	-	(23)	(23)

Equity as of December 31, 2016	6	5,165	5,171

2015	Share capital	Retained earning	Total
	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	6	5,195	5,201

Profit for the year)	-	(7)	(7)

Comprehensive income	-	(7)	(7)

Equity as of December 31, 2015	6	5,188	5,194

10) FINANCIAL REPORTS

RS AGRO CHEMICAL TRADING CORPORATION A.V.V.: SUMMARY FINANCIAL STATEMENTS

Transactions with related parties

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2016 and December 31, 2015, there are no transactions between Rs Agro Chemical Trading Corporation A.V.V. and related parties.

As of December 31, 2016 and December 31, 2015, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

Trade receivables due from related parties. current:

Tax ID No.	Company	Nature	Country of origin	Currency	12/31/2016 ThUS$	12/31/2015 ThUS$
Foreign	SQM Investment Corporation N.V.	Associate	Aruba	US$	5,168	5,188
Total as of to-date					5,168	5,188

10) FINANCIAL REPORTS

ORCOMA ESTUDIOS SPA: SUMMARY FINANCIAL STATEMENTS

Summary Classified Statements of Financial Position

	As of December 31, 2016 ThUS$	As of December 31, 2015 ThuS$
Assets
Current assets
Cash and cash equivalents	669	2,057
Other current non-financial assets	2	1
Total current assets	671	2,058

Non-current assets
Property. plant and equipment	4,135	1,375
Total non-current assets	4,135	2,931
Total assets	4,806	4,989

	As of December 31, 2016 ThUS$	As of December 31, 2015 ThuS$

Liabilities and Equity

Liabilities
Current liabilities
Trade and other receivables. current	159	94
Trade receivables due from related parties. current	-	245
Current tax liabilities	-	3
Other current non-financial liabilities	-	4
Total current liabilities	159	346
Total liabilities	159	346

Equity
Share capital	4,632	4,632
Retained earnings	15	11
Total equity	4,647	4,643
Total liabilities and equity	4,806	4,989

10) FINANCIAL REPORTS

ORCOMA ESTUDIOS SPA: SUMMARY FINANCIAL STATEMENTS

Summary Statements of Income by Function

		January to December
	Nota	2016	2015
	N°	ThUS$	ThUS$
Foreign currency translation differences		1	12
Profit (loss) before taxes		1	12
Income tax expense. continuing operations		3	(3)
Profit (loss) from continuing operations		4	9

Profit for the year		4	9

Summary Statements of Comprehensive Income

	January to December
	2016	2015
	ThUS$	ThUS$

Profit for the year	4	9
Total comprehensive income	4	9

10) FINANCIAL REPORTS

ORCOMA ESTUDIOS SPA: SUMMARY FINANCIAL STATEMENTS

Summary Statements of Cash Flows

	12/31/2016	12/31/2015
	ThUS$	ThUS$

Net cash generated from (used in) operating activities	(184)	(1,017)
Net cash generated from (used in) financing activities	(1,204)	(1,556)
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	(1,388)	(2,573)
Net (decrease) increase in cash and cash equivalents	(1,388)	(2,573)
Cash and cash equivalents at beginning of period	2,057	4,630
Cash and cash equivalents at end of period	669	2,057

Summary Statements of Changes in Equity

2016	Share capital	Retained earnings (accumulated deficit)	Total equity
	ThUS$	ThUS$	ThUS$
Initial balance. current year at 01/01/2016	4,632	11	4,643
Restated initial balance
Profit (loss)	-	4	4
Comprehensive income	-	4	4
Closing balance. current year at 12/31/2016	4,632	15	4,647

2015	Share capital	Equity attributable to owners of the Parent	Total
	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	4,632	2	4,634
Profit for the year)	-	9	9
Comprehensive income	-	9	9
Equity as of December 31. 2015	4,632	11	4,643

10) FINANCIAL REPORTS

ORCOMA ESTUDIOS SPA: SUMMARY FINANCIAL STATEMENTS

Related party disclosures

Balances pending at each year-end are not guaranteed and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the year ended December 31, 2016, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

Relationships between the parent and the entity

Orcoma Estudios SPA. is controlled by two shareholders, Sociedad Química y Minera de Chile S.A. and IM Inversiones Limitada with ownership percentages of 51% and 49% respectively.

Sociedad Química y Minera de Chile S.A. is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance under No. 0184 of March 18, 1983 and accordingly, is subject to the oversight of such regulating authority.

Detailed identification of the link between the Parent and subsidiary

As of December 31, 2016 and December 31, 2015, the details of entities that are related parties are as follows :

Tax ID No.	Name	Country of origin	Functional currency	Nature
93.007.000-9	Sociedad Química y Minera de Chile S.A.	Chile	U.S. dollar	Parent
79.947.100-0	SQM Industrial S.A.	Chile	U.S. dollar	Other related parties

Trade payables due to related parties. current:

Tax ID No.	Company	Nature	Country of origin	Currency	12/31/2016 ThUS$	12/31/2015 ThUS$

93.007.000-9	SQM S.A.	Parent	Chile	Ch$	-	245
Total as of to-date					-	245

As of December 31, 2016 and December 31, 2015, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

10) FINANCIAL REPORTS

AJAY SQM CHILE: SUMMARY FINANCIAL STATEMENTS

Summary Classified Statements of Financial Position

	As of December 31, 2016 ThUS$	As of December 31, 2015 ThUS$
Assets

Current assets
Trade and other receivables. current	4,054	3,031
Trade receivables due from related parties. current	7,162	6,629
Current inventories	4,942	6,400
Other current assets	1,081	984
Total current assets	17,232	17,044

Non-current assets
Property. plant and equipment	990	902
Other non-current assets	79	156
Total non-current assets	1,069	1,058
Total assets	18,308	18,102

	As of December 31, 2016 ThUS$	As of December 31, 2015 ThUS$
Liabilities and Equity

Liabilities
Current liabilities
Trade payables due to related parties. current	536	667
Other current liabilities	438	212
Total current liabilities	974	879

Non-current liabilities
Deferred tax liabilities	-	116
Provisions for employee benefits. non-current	388	563
Total non-current liabilities	388	679
Total liabilities	1,362	1,558

Equity
Total equity	16,946	16,545
Total liabilities and equity	18,308	18,102

Summary Statements of Income by Function

	January to December
	2016 ThUS$	2015 ThUS$
Revenue	28,035	38,414
Cost of sales	(23,889)	(33,697)
Gross profit	4,146	4,717
Profit (loss) from operating activities
Profit (loss) before taxes	3,658	4,094
Income tax expense. continuing operations	(882)	(929)

Profit for the year	2,776	3,165

10) FINANCIAL REPORTS

AJAY SQM CHILE: SUMMARY FINANCIAL STATEMENTS

	January to December
	2016	2015
	US$	US$
Earnings per share
Common shares
Basic earnings per share (US$ per share)	2.911	3.319

Basic earnings per share (US$ per share) from continuing operations	2.911	3.319

Diluted common shares
Diluted earnings per share (US$ per share)	2.911	3.319

Diluted earnings per share (US$ per share) from continuing operations	2.911	3.319

Summary Statements of Cash Flows

	2016	2015
	ThUS$	ThUS$

Net cash generated from (used in) operating activities	2.273	2.273

Net cash generated from (used in) investing activities	(2.374)	(35)

Net cash generated from (used in) financing activities	572	(3.972)
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	572	(1.734)

Effects of exchange rate fluctuations on cash held	-	-
Net (decrease) increase in cash and cash equivalents	572	(1.734)
Cash and cash equivalents at beginning of period	247	1.981
Cash and cash equivalents at end of period	819	247

10) FINANCIAL REPORTS

AJAY SQM CHILE: SUMMARY FINANCIAL STATEMENTS

Summary Statements of Changes in Equity

2016	Share capital	Retained earnings	Total
	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	5.314	11.230	16.544
Profit for the year)	-	2.776	2.776
Comprehensive income	-	2.776	2.776
Dividends	-	(2.374)	(2.374)
Increase (decrease) in equity	-	402	402
Equity as of December 31. 2016	5.314	11.632	16.946

2015	Share capital	Retained earnings	Total
	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	5.314	12.037	17.351
Profit for the year)	-	3.165	3.165
Comprehensive income	-	3.165	3.165
Dividends	-	(3.972)	(3.972)
Increase (decrease) in equity		(807)	(807)
Equity as of December 31. 2015	5.314	11.230	16.544

10) FINANCIAL REPORTS

AJAY SQM CHILE: SUMMARY FINANCIAL STATEMENTS

Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended December 31, 2016, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

Relationships between the parent and the entity

Ajay-SQM Chile S.A. is controlled by two shareholders: Sociedad Química y Minera de Chile S.A. and Ajay Chemicals Inc. with ownership percentages of 51% and 49% respectively.

Sociedad Química y Minera de Chile S.A. is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18, 1983 and is subject to the inspection of the SVS.

Detailed identification of the link between the Parent and subsidiary

As of December 31, 2016 and December 31, 2015, the details of entities that are related parties are as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
93.007.000-9	Sociedad Química y Minera de Chile S.A.	Chile	US$	Parent

Trade receivables due from related parties. current:

Tax ID N°	Company	Nature	Country of origin	Currency	12/31/2016 ThUS$	12/31/2015 ThUS$
93.007.000-9	SQM S.A.	Parent	Chile	Ch$	7,162	6,629
Total a la fecha					7,162	6,629

As of December 31, 2016 and December 31, 2015, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

11) RESPONSIBILITY STATEMENT

11) RESPONSIBILITY STATEMENT

The Directors and Chief Executive Officer of SQM S.A. declare that we have exercised our respective functions as administrators and chief executive of the Company in conformity with the practices that are customarily used for such purposes in Chile and, in accordance with these practices, we swear under oath that the information in this 2016 Annual Report is true and that we accept any liability that may arise from this statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: April 7, 2017	/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Development

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